Form 20-F
period 2002-12-31
JILIN CHEMICAL INDUSTRIAL CO LTD
filed 2003-06-20
CIK 944476

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC. 20549

                                   ----------

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______________ to _______________

                         Commission file number 1-13750

                [LOGO: Jilin Chemical Industrial Company Limited]


             (Exact name of Registrant as specified in its charter)

                    Jilin Chemical Industrial Company Limited
                 (Translation of Registrant's name into English)

                           People's Republic of China
                 (Jurisdiction of incorporation or organization)

     No. 9 Longtan Street, Longtan District, Jilin City, Jilin Province, PRC
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                 Title of Each Class                    Name of Each Exchange on which Registered
             American Depositary Shares                          New York Stock Exchange
Class H Ordinary Shares, par value RMB 1.00 per Share    The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                      NONE
                                (Title of Class)

    Securities for which there is a reporting obligation pursuant to Section
                                15(d) of the Act.

                                      NONE
                               (Title of Classes)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                              964,778,000 H Shares
                     2,596,300,000 Domestic Invested Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]         No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [_]     Item 18 [X]

                                TABLE OF CONTENTS

INTRODUCTION

PART I

   Item 1.    Identity of Directors, Senior Management and Advisers
   Item 2.    Offer Statistics and Expected Timetable
   Item 3.    Key Information
                 Selected Financial Data
                 Risk Factors
   Item 4.    Information on the Company
   Item 5.    Operating and Financial Review and Prospects
   Item 6.    Directors, Senior Management and Employees
   Item 7.    Major Shareholder and Related Party Transactions
   Item 8.    Financial Information
   Item 9.    The Offer and Listing
   Item 10.   Additional Information
   Item 11.   Quantitative and Qualitative Disclosures About Market Risk
   Item 12.   Description of Securities Other than Equity Securities

PART II

   Item 13.   Defaults, Dividend Arrearages and Delinquencies
   Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds
   Item 15.   Controls and Procedures
   Item 16.   Reserved

PART III

   Item 17.   Financial Statements
   Item 18.   Financial Statements
   Item 19.   Exhibits

INDEX TO EXHIBITS

SIGNATURE PAGE

302 CERTIFICATIONS

                           FORWARD LOOKING STATEMENTS

Certain information contained in this Annual Report which does not relate to historical financial information may be deemed to constitute forward looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Reform Act of 1995. You can identify these forward looking statement by terminology such as "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," "intends to" or similar expressions. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. Factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include, but are not limited to, crude oil allocation and pricing, increased foreign competition, effects of PRC macroeconomic policy and the PRC transport system. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

EXCHANGE RATES

Unless otherwise specified, references in this Annual Report to "US dollars" or "US$" are to United States dollars, references to "HK dollars" or "HK$" are to Hong Kong dollars and references to "Renminbi" or "RMB" are to Renminbi yuan, which is the legal currency of the PRC.

Translation of amounts from Renminbi to US dollars for the convenience of the reader have been made in this Annual Report, except as otherwise noted, at the exchange rate published daily by the People's Bank of China, or the PBOC Rate, on December 31, 2002 of US$1 = RMB 8.2773. No representation is made that the Renminbi amounts could have been or could be converted into US dollars at that rate or at any other rate.

Other Conventions

As used in this annual report, unless context otherwise requires, the following terms have the meaning set forth below:

"Combined Offering" means the initial global public offering of our securities in 1995.

"Parent" or "Parent Company" means prior to November 5, 1999, Jilin Chemical Group Corporation, or Jilin Group, and from November 5, 1999, PetroChina Company Limited, or PetroChina.

"PRC" or "China" means the People's Republic of China.

"Predecessor" means Jilin Chemical Industrial Complex as the operator of the chemical businesses transferred to us in the Restructuring.

"Restructuring" means transfer to us, effective as of October 1, 1994, of the principal chemical businesses and certain assets and liabilities of the Predecessor, including certain ancillary and businesses support functions, and the formation of us as the wholly-owned subsidiary of Jilin Chemical Group Corporation.

"Rated Capacity" is the output capacity of a given production unit or, where appropriate, the throughput capacity, calculated by estimating the number of days in a year that such production unit is expected to operate, including downtime for regular maintenance, and multiplying that number by an amount equal to the unit's optimal daily output or throughput, as the case may be.

"Tons" or "ton" means metric ton(s) and "t/a" means tons per year.

"We", "our" and "us" are references to Jilin Chemical Industrial Company Limited, and unless the context otherwise requires, joint ventures we control and, prior to the Restructuring, relate to the chemical business carried on by the Predecessor.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

SELECTED FINANCIAL DATA

The following financial data as of and for each of the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the balance sheet data as of December 31, 1998, 1999, 2000, 2001 and 2002 are derived from our historical consolidated financial statements and should be read in conjunction with our Consolidated Financial Statements and the corresponding notes thereto and Item 5. Operating and Financial Review and Prospects. Our Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ from United States generally accepted accounting principles ("US GAAP"). For a discussion of the significant differences between IFRS and US GAAP, see Item 18. Financial Statements -- Consolidated Financial Statements -- Note 31.

                          Summary Financial Information
           (In thousands, except per share data and number of shares)

                                                   1998         1999         2000         2001         2002       2002(a)
                                                 ---------   ----------   ----------   ----------   ----------   ---------
                                                   (RMB)       (RMB)        (RMB)         (RMB)        (RMB)       (US$)
STATEMENTS OF OPERATIONS DATA
Amounts in Accordance with IFRS:
   Net sales:                                    8,844,150   10,554,892   13,396,247   12,518,532   13,138,387   1,587,279
      Petroleum products                         2,677,388    3,413,288    5,410,401    5,207,953    5,166,188     624,139
      Petrochemical and organic chemical
         products                                4,101,496    4,944,614    5,830,795    5,386,480    5,750,075     694,680
      Synthetic rubber                             635,824      687,270      878,455      781,690      782,559      94,543
      Chemical fertilizers and inorganic
         chemical products                         645,471      626,899      458,212      107,090      123,325      14,899
      Other                                        783,971      882,821      818,384    1,035,319    1,316,240     159,018
   Income/(loss) from operations                   849,713      828,230     (334,593)  (1,308,480)    (506,036)    (61,135)
   Interest expenses                              (731,791)    (599,133)    (641,124)    (598,882)    (474,370)    (57,310)
   Net income/(loss)                                66,104      148,800     (835,990)  (1,817,369)  (1,023,099)   (123,602)
   Basic and diluted earnings/(loss) per share        0.02         0.04        (0.24)       (0.51)       (0.29)      (0.04)
Amounts in Accordance with US GAAP:(c)
   Net income/(loss)                                72,811      165,641     (782,117)  (2,160,673)    (685,579)    (82,826)
   Basic and diluted earnings/(losses) per
      share (b)                                       0.02         0.05        (0.22)       (0.61)       (0.19)      (0.02)
CASH FLOW DATA
   Net cash provided by/(used for) operating
      activities                                   875,594      350,567     (545,537)   1,772,458    1,329,003    (160,560)
   Net cash used for investing activities         (889,206)    (490,798)  (1,396,895)    (867,158)    (863,352)   (104,304)
   Net cash provided by/(used for) financing
      activities                                  (622,558)     157,427    1,924,700   (1,097,347)    (469,763)    (56,753)
OTHER FINANCIAL DATA
   Depreciation and amortization                   843,134      843,300      867,028      966,795    1,108,522     133,923
   Purchase of property, plant and equipment      (889,462)    (491,101)  (1,396,985)    (866,858)    (791,725)    (95,650)
   Capital Stock                                 3,411,078    3,411,078    3,561,078    3,561,078    3,561,078     430,222

                                                                                As of December 31,
                                                --------------------------------------------------------------------------
                                                   1998         1999         2000         2001         2002       2002(a)
                                                ----------   ----------   ----------   ----------   ----------   ---------
                                                  (RMB)        (RMB)        (RMB)        (RMB)        (RMB)        (US$)
BALANCE SHEET DATA

Amounts in Accordance with IFRS:
   Net working capital                             (29,503)     144,495    1,302,811   (2,061,875)  (5,256,695)   (635,074)

   Fixed assets                                 10,820,788   11,251,039   11,417,297   10,426,277   10,687,084   1,291,132
   Total assets                                 15,767,598   16,053,758   17,973,843   13,829,838   13,665,141   1,650,918
   Short term debt (including current
      portion of long-term debt)                 1,966,164    2,396,466    3,043,831    3,541,485    5,536,685     668,900
   Long term debt (excluding current portion)    6,397,116    6,112,982    7,580,101    5,985,563    3,826,805     462,325
   Owner's/shareholders' equity                  6,084,787    6,199,476    5,873,895    3,106,046    2,082,947     251,648
Amounts in Accordance with US GAAP:(c)
   Fixed assets                                  9,703,811   10,203,207   10,336,870   10,407,165   10,995,294   1,328,367
   Owner's/shareholders' equity                  5,188,488    5,358,160    5,086,452    2,924,327    2,240,200     270,644

(a) Translated solely for convenience into US dollars based on the exchange rate prevailing on December 31, 2002 as quoted by the People's Bank of China of US$1 = RMB 8.2773.

(b) Diluted earnings (loss) per share has not been presented as no dilution events existed in 1998, 1999, 2000, 2001 and 2002.

(c) Amounts for 2000 have been restated. See note 31 to the consolidated financial statements for further discussion on the restatement.

     Dividends

The following table sets forth certain information concerning the dividends paid by us since 1998:

                           Dividend Amount (Per Share)
    Dividend Period       -----------------------------
January 1 - December 31       RMB        US$ Equivalent
-----------------------   ------------   --------------
         1998                 0.01           0.0012
         1999                 0.01           0.0012
         2000             No dividends    No dividends
         2001             No dividends    No dividends
         2002             No dividends    No dividends

     Exchange Rates

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See Item 10. Additional Information.

The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 16, 2003 was US$1.00 = RMB 8.2769. In addition, the following table sets forth certain historical information concerning exchange rates between Renminbi and US dollars for the periods indicated:

                                            Noon Buying Rate
                                       (expressed in RMB per US$)
Period                                         Average(1)
------                                 --------------------------
1998................................             8.2969
1999................................             8.2783
2000................................             8.2784
2001................................             8.2770
2002 ...............................             8.2770

Notes: (1) The average rate means the average of the exchange rates on the last day of each month during that period.

                                             Noon Buying Rate
                                       (expressed in RMB per US$)
                                       --------------------------
Period                                        High     Low
------                                       ------   ------
December, 2002......................         8.2800   8.2771
January, 2003.......................         8.2800   8.2766
February, 2003......................         8.2800   8.2768
March, 2003.........................         8.2776   8.2770
April, 2003.........................         8.2774   8.2769
May, 2003...........................         8.2771   8.2768

CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

RISK FACTORS

     The price of crude oil, our principal raw material, is subject to the control of PRC government.

Crude oil is our primary raw material. In the PRC the price of crude oil is subject to a system of government control adopted in 1998. Under this pricing scheme, the State Planning Commission (together with its successor, initially, the State Development and Planning Commission and subsequently, the State Development and Reform Commission) has established, on a monthly basis, a single indicative price for each grade of domestic onshore crude oil based on comparable international market prices inclusive of any duties that would have been imposed had the oil been imported. To this single state indicative price, a surcharge within certain government stipulated guidelines is imposed on all domestically produced onshore crude oil as determined and agreed to by China National Petrochemical Corporation, or CNPC, and China Petrochemical Group Corporation, or Sinopec Group, to reflect any transportation and other miscellaneous costs that would have been incurred in having the oil delivered to various refineries. Accordingly, since June 1998 we have been purchasing crude oil at prices that reflect the applicable state indicative price plus the applicable surcharge. We believe that this oil pricing regime has resulted in costs of crude oil that more closely reflect trends in international markets; however, there may be a lag in timing between the changes in international prices and any changes to the state indicative price, which may expose us to a potentially higher price than the then current international market price. While we believe that the current pricing policy will not change in the foreseeable future, any changes in this pricing scheme could affect the price of our crude oil and could adversely affect our operating results. As the PRC oil pricing scheme reflects prices of crude oil in international markets, the cost of our crude oil is subject to fluctuations in the price of crude oil in international markets. These fluctuations may materially and adversely affect our operating results. See Item 4. Information on the Company -- Raw Materials and Energy Supply -- Crude Oil.

     We are dependent on our Parent for supplies of our principal raw materials.

We are required to purchase crude oil and cracking feedstock through our Parent. Therefore neither the availability or prices of crude oil or other cracking feedstock can be predicted by us, and no assurance can be given that limited availability of crude oil or other cracking feedstock or substantially higher prices will not have a material adverse effect on our operating results.

Since July 1998, PetroChina has been responsible for allocating all of our crude oil from domestic sources. Our Parent has confirmed to us its intention to allocate to us sufficient amounts of crude oil and other cracking feedstock necessary to meet our needs for 2003.

     Our operations have been and may continue to be adversely affected by the cyclical nature of the petroleum and petrochemical market and by the volatility of prices of petroleum and petrochemical products.

Most of our revenues are attributable to petroleum and petrochemical products which have historically been cyclical and sensitive to the availability and price of feedstock's and general economic conditions. Regional and global markets for many of our products are sensitive to changes in industry capacity and output levels, cyclical changes in regional and global economic conditions, the price and availability of substitute products and changes in consumer demand, which from time to time have had a significant impact on product prices in the regional and global markets. Historically, the markets for these products have experienced alternating periods of tight supply, causing prices and margins to increase, followed by periods of capacity additions, possibly resulting in oversupply and declining prices and margins. As tariffs and other import restrictions are reduced and the control of product allocation and pricing relaxed in China, the domestic markets for many of our products have become increasingly subject to the cyclical nature of regional and global markets. Historically, international and domestic prices of petroleum and petrochemical products have fluctuated widely due to many other factors that are beyond our control. Although we have implemented various measures to overcome the unfavorable market conditions, including streamlining internal management and reducing expenses, our business and results of operations and financial condition may continue to be adversely affected if the results of those measures fail to offset the adverse effects of the market conditions.

     Our domestic-listed shares have been suspended from trading and consequently the prices for our H Shares and ADSs may be adversely affected.

As of April 30, 2003, we have 2,596,300,000 domestic shares in issue in the PRC, or the Domestic Shares, of which 200,000,000 shares are listed and traded on the Shenzhen Stock Exchange. Pursuant to PRC law, our domestic-listed shares were suspended from trading on the Shenzhen Stock Exchange on April 30, 2003 as a result of three consecutive years of net losses from January 1, 2000 to December 31, 2002. If we are able to generate financial profits for the period ending the first six months of 2003, we may apply for resumption of trading of its domestic-listed shares. If we then report net losses for the year ended December 31, 2003, or we are unable to generate financial profits for the period ending the first six months of 2003, then our domestic-listed shares will be de-listed from the Shenzhen Stock Exchange. Although the suspension or de-listing of our domestic-listed shares will not directly affect the listing and trading of our foreign invested shares listed on Hong Kong Stock Exchange, or the H Shares, and our American Depository Shares listed on the New York Stock Exchange, or the ADSs, the trading prices for H Shares and ADSs may be adversely affected due to lack of liquidity of our Domestic Shares.

     We have significant accounts of foreign currency debts related to the Ethylene Project.

In November 1993, we participated in the construction of a highly integrated petrochemical complex, consisting of 11 principal facilities and related ancillary and support facilities centered around an ethylene production facility with a Rated Capacity of 300,000 tons, which we refer to in this annual report as the Ethylene Project.

Total investment in the Ethylene Project was approximately RMB 19.88 billion of which approximately US$889 million in foreign exchange was borrowed by us and Jilin Group between 1993 and 1997. As a result, both we and Jilin Group have significant indebtedness denominated in foreign currencies. Further to an agreement between us and Jilin Group effective September 30, 1998, Jilin Group assumed the foreign currency loans borrowed by us and agreed to make periodic loan repayments on our behalf and in turn, we agreed to pay Jilin Group the Renminbi equivalent of such repayments at an exchange rate determined as at September 30, 1998. We re-assumed these foreign currency loans effective January 1, 2000. As a result, we will have significant financial risks with respect to our ability to service and repay the foreign exchange indebtedness, given that almost all of our revenues at the present time are received in Renminbi. Fluctuation in the Renminbi exchange rate against the relevant borrowed currencies may result in significant foreign exchange gains or losses for us.

     We rely on our Parent to purchase the products produced by the Original Four Facilities.

While we own four of the Ethylene Project's 11 facilities, or the Original Four Facilities, PetroChina and Jilin Group own five and two of the remaining seven facilities, respectively, or the Additional Seven Facilities. As ethylene and certain other products of the Original Four Facilities are sold to our Parent as feedstock for the Additional Seven Facilities, the ability of our Parent to operate profitably the Additional Seven Facilities will directly affect the financial performance of the Original Four Facilities and success of the Ethylene Project as a whole. Because of the impracticability of transporting ethylene and certain other products to be produced by the Original Four Facilities, we will not have alternative customers for the majority of these products in the event that our Parent is unable to purchase them as feedstock for the Additional Seven Facilities.

     We are becoming increasingly subject to foreign competition.

Historically, the PRC government has provided the PRC chemical industry (except for chemical fertilizers) with certain protection from foreign competition through three primary practices: maintaining relatively high import tariffs, imposing import license requirements and controlling the availability of foreign exchange required to pay for imported products. These practices affect the majority of the product types produced by us. These tariffs and import restrictions are intended, in part, to protect domestic producers of these products, such as us.

China became a member of the World Trade Organization, or WTO, on December 11, 2001. As part of its WTO accession commitments, the PRC government will gradually eliminate import quotas and import license systems, reduce tariffs, and permit foreign invested enterprises to engage in domestic distribution and retail for all of our major products. China will also eliminate state trading for our major products exclusive of petroleum products and chemical fertilizer.

Increased competition from imported products resulting from China's accession to the WTO may have a material adverse effect on our business and operations. We do, however, believe that our products have been and will continue generally to be competitive with imported products in the PRC. Tariff reductions, however, could reduce our profit margins or otherwise negatively impact our revenue from certain products, including a small number of significant products. The PRC government may also reduce the tariffs imposed on production equipment that we may import in the future, as well as the restrictions on availability of imported raw materials (such as crude oil) currently enforced by the PRC. We are unable to determine accurately at this time the net effect on our business and results of operations of China's accession to the WTO.

     The outbreak of SARS may affect our business.

The recent outbreak of Severe Acute Respiratory Syndrome, or SARS, in the PRC is expected to have a negative impact on the PRC economy. If there is another outbreak of SARS or other widespread health problem, the forecasted economic growth in the PRC may be negatively affected and our revenues, cost of revenues and results of operations would be negatively impacted. If the SARS outbreak leads to quarantine of a significant number of our employees or closure of our facilities and other properties, our business would be seriously harmed. Although we have taken preventative measures in respect of our facilities and other properties, the development and spread of SARS is unpredictable and we are unable, at this stage, to quantify the potential impact of SARS on our operations and financial performance. We have implemented preventative measures, including establishing a personal hygiene policy among our staff and increasing our premises' disinfecting program, and we will continue to carefully monitor the situation.

     Political and economic policies of the PRC government could affect our business.

The economy of China differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development in a number of respects, including:

     o    structure;

     o    level of government;

     o    level of capital reinvestment;

     o    control of foreign exchange; and

     o    allocation of resources.

Before its adoption of reform and open-door policies beginning in 1978, China was primarily a planned economy. Since that time, the PRC government has been reforming the PRC economic system, and has also begun reforming the government structure in recent years. These reforms have resulted in significant economic growth and social progress. Although the PRC government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have emphasised autonomous enterprises and the utilisation of market mechanisms. We currently expect that the PRC government will continue these reforms, further reduce governmental intervention with enterprises and rely more heavily on market mechanisms to allocate resources. Although we believe these reforms will have a positive effect on our overall and long-term development, we cannot predict whether certain changes to China's political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future business or results of operations.

     Certain changes in foreign exchange regulations may adversely affect our financial condition.

We receive almost all of our revenues in Renminbi, which is not freely convertible into foreign exchange. However, we require foreign currency to fund a portion of our operations. For example, we require, and expect to require in the future, US dollars to purchase equipment for expansion projects. We will also need foreign currency to repay foreign currency loans related to the Ethylene Project. In addition, profits will need to be converted into United States dollars,

Hong Kong dollars and other currencies in the amounts needed for us to pay dividends and discharge obligations denominated in foreign currency.

Under the existing foreign exchange regulations in China, domestic enterprises and institutions are permitted to buy foreign exchange from State-designated banks at designated times upon presentation of appropriate documentation establishing the existence of import contracts or payment notes of overseas financial institutions. Such enterprises and institutions also are permitted to purchase foreign exchange for the import of certain products subject to quotas, import permits and registration controls. Domestic enterprises are permitted to apply to purchase foreign exchange for the payment of dividends that have been authorized as payable in foreign currency. Conversion and payment must be effected through certain documentation, including a written resolution on profit distribution passed by the enterprise's board of directors and evidence that the enterprise has paid all required PRC taxes. However, uncertainty exists as to whether the PRC government may restrict access to foreign currency for the above transactions if foreign currency becomes scarce in the PRC.

Foreign exchange transactions which are included in our capital account, including principal payments in respect of foreign currency-denominated obligations, continue to be subject to limitations and require the prior approval of the State Administration of Foreign Exchange, or SAFE. These limitations could affect our ability to obtain foreign exchange through debt financing, or to obtain foreign exchange for capital expenditures.

     Fluctuation of the Renminbi could materially affect our financial condition and results of operations.

The value of the Renminbi is subject to changes in the PRC government's policies and depends to a large extent on China's domestic and international economic and political developments, as well as supply and demand in the local market. Since 1994, the official exchange rate for the conversion of Renminbi to US dollars has generally been stable, and the Renminbi has appreciated slightly against the US dollar. However, we cannot give any assurance that the value of the Renminbi will continue to remain stable against the US dollar or any other foreign currency. Any devaluation of the Renminbi may adversely affect the value of, and dividends payable on, the H Shares in foreign currency terms since we receive revenues and express our profits in Renminbi.

     The PRC legal system is not fully developed.

          There are uncertainties regarding the interpretation and enforcement of PRC laws and regulations

The PRC legal system is based on statutory law. Under this system, prior court decisions may be cited as persuasive authority but do not have binding precedential effect. Since 1979, the PRC government has been developing a comprehensive system of commercial laws and considerable progress has been made in the promulgation of laws and regulations dealing with economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. Because these laws, regulations and legal requirements are relatively new and because of the limited volume of published case law and judicial interpretations and the non-binding nature of prior court decisions, the interpretation and enforcement of these laws, regulations and legal requirements involve some uncertainty.

          Our Shareholders may not enjoy protections that they may be entitled to in other jurisdictions

As substantially all of our business is conducted in the PRC, our operations are governed principally by the laws of the PRC. As a PRC company with shares listed and traded outside the PRC, we are subject to the PRC Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies issued by the PRC State Council on August 4, 1994 and amended from time to time, or the Special Regulations, and to the Mandatory Provisions for Articles of Association of Companies Listing Overseas issued by the PRC State Council Securities Commission and the State Commission for Restructuring the Economic System on August 27, 1994, or the Mandatory Provisions. The Mandatory Provisions contain certain provisions that are required to be included in the articles of association of PRC companies to be listed abroad and are intended to regulate the internal affairs of those companies. The PRC Company Law promulgated by the PRC National People's Congress and made effective on July 1, 1994 and the Special Regulations, in general, and the provisions for the protection of shareholders' rights and access to information, in particular, are less developed than those applicable to companies incorporated in Hong Kong, the United Kingdom, the United States and other developed countries or regions.

The PRC Company Law is different in certain important aspects from company laws in Hong Kong, the United States and other common law countries or regions, particularly with regard to investor protection, including in such areas as derivative actions by minority shareholders and other minority protections, restrictions on directors, financial disclosure, variations of class rights, procedures at general meetings and payments of dividends.

The limited nature of investor protection under the PRC Company Law is compensated for, to a certain extent, by the introduction of the Mandatory Provisions and certain additional requirements that are imposed by the Listing Rules of The Stock Exchange of Hong Kong Limited, or the Listing Rules, which are intended to reduce the scope of differences between Hong Kong company law and the PRC Company Law. The Mandatory Provisions and those additional requirements must be included in the articles of association of all PRC companies applying to be listed in Hong Kong. Our Articles of Association have incorporated the provisions required by the Mandatory Provisions and the Listing Rules. Despite the incorporation of those provisions, our shareholders may not enjoy the full extent of protections that they may be entitled to in other jurisdictions.

     We are controlled by our Parent, whose interests may differ from those of our other shareholders.

As of June 16, 2003, our Parent owned 67.29% of our issued share capital, and is our controlling shareholder. Our Articles of Association provide certain protection against the abuse of a controlling shareholder's powers by stipulating that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the minority shareholders with respect to certain enumerated matters of fundamental importance to shareholders. However, we cannot give any assurance that our Parent, as controlling shareholder, will always vote its shares in a way that benefits our minority shareholders.

     We may be adversely affected by environmental regulations.

We are subject to PRC national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the PRC government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produces significant amounts of waste water, gas, and solid waste materials during the course of our production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial, and local environmental protection regulations. However, PRC national, provincial, or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

     Our insurance coverage may not be adequate to cover risks related to our production and other operations.

The amount of our insurance coverage for our buildings and equipment is less than their value, and we have no plans to increase the coverage. The amount of our insurance coverage for our inventory is also less than its book value, and we also have no plans to increase this coverage. In accordance with what we believe is customary practice among chemical producers in the PRC, we insure only high risk assets, such as production property and equipment, inventory and explosive or otherwise hazardous facilities. However, our underinsurance of properties, facilities and inventory in accordance with this PRC practice exposes us to substantial risks so that in the event of a major accident, our insurance recovery may be inadequate.

We do not currently carry third party liability insurance to cover claims in respect of bodily injury, property or environmental damage arising from accidents on our property or relating to our operations. We also do not carry business interruption insurance as such coverage is not customary in the PRC.

Losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition. See
Item 4. Information on the Company -- Insurance.

Item 4. Information on the Company

HISTORY AND DEVELOPMENT

Our legal name is Jilin Chemical Industrial Company Limited. We were established on December 13, 1994 as a joint stock limited company in the PRC pursuant to the PRC Company Law. Our executive offices are located at No. 9 Longtan Road, Longtan District, Jilin City, Jilin Province, People's Republic of China. Our telephone number is (86 432) 390-3912.

We and Jilin Group were established from the Predecessor. We were established as a joint stock limited company in the PRC as a result of the Restructuring. The Restructuring was carried out in preparation for the Combined Offering and in order for us to conduct a focused line of business as a large-scale diversified chemical enterprise. As a result of the Restructuring, we became a wholly-owned subsidiary of Jilin Group and the Predecessor transferred to us its principal chemical businesses and certain assets and liabilities together with certain ancillary and business support functions. Until July 1998, Jilin Group was a State-owned enterprise under the administrative control of the Jilin Provincial Government. In July 1998, as a result of the restructuring of the PRC petrochemical and chemical industries approved by the PRC State Council, or the Industry Restructuring, Jilin Group became a wholly-owned subsidiary of CNPC. Effective November 5, 1999, as part of a reorganization of CNPC, or the CNPC Reorganization, Jilin Group transferred to PetroChina all of its ownership interest in us, represented by Domestic Shares constituting 70.25% of our entire capital stock, causing PetroChina to become our Parent. Following the issuance of 150,000,000 additional Domestic Shares on January 27, 2000, PetroChina remains our controlling shareholder holding approximately 67.29% of our issued share capital. See "Business Overview -- The PRC Chemical Industry and Relevant Markets".

The Predecessor was a large-scale chemical industrial enterprise, with a special emphasis on the production of coal chemical and salt chemical products, which also operated an oil refining facility and an ethylene facility. The Predecessor also constructed 30 major chemical industrial production facilities and, in November 1993, began construction of the Ethylene Project. During our development, we have replaced and modified our production facilities from time to time in order to maintain the facilities in as advanced and efficient a state as possible, given the limitations on the availability of resources in the PRC. None of our current principal production facilities were operational prior to 1972.

Our most significant development project has been our participation in the Ethylene Project. The Ethylene Project is designed as a vertically integrated complex and is comprised of 11 production facilities and certain ancillary and support facilities. All facilities comprising the Ethylene Project have been engaged in commercial production since October 1998. While we own four of the Ethylene Project's 11 facilities, or the Original Four Facilities, PetroChina and Jilin Group own five and two of the remaining seven facilities, respectively, or the Additional Seven Facilities. We were granted an option by our Parent to acquire all or part of the Additional Seven Facilities, which expired on December 31, 2002 unexercised by us. Therefore, we no longer have the option to acquire the Additional Seven Facilities. In 2001, we expanded the Rated Capacity of our principal ethylene production facilities from 300,000 t/a to 380,000 t/a, which increased the aggregate Rated Capacity of our ethylene production facilities to 530,000 t/a and significantly increased our capability to produce downstream, higher-margin ethylene-based chemical products. We have become one of the largest ethylene manufacturers in the PRC.

BUSINESS OVERVIEW

     The Company

We are located in Jilin Province in northeastern China. Northeastern China contains a substantial concentration of the PRC's largest industrial complexes, several of the PRC's most significant oilfields (including our two sources of crude oil, Daqing oilfield, which is the PRC's largest producer of crude oil, in Heilongjiang Province, and Fuyu (Jilin) oilfield in Jilin Province) and a relatively well developed rail system. Growth and development of the industrial base in northeastern China has had and is expected to continue to have a significant impact on the demand for our products. We believe that our location in northeastern China provides us with the strategic advantages of proximity to a substantial customer base, ready access to sources of crude oil, our principal raw material, and ready access to transportation needed for the transport of both raw materials and products.

We are one of the largest producers of basic chemicals and chemical raw materials, and one of the largest diversified chemical enterprises, in the PRC. We are also one of the largest producers of ethylene in the PRC, accounting for approximately 9.4% of China's ethylene production in 2002. Our principal businesses consist of the production of petroleum products, petrochemical and organic chemical products, synthetic rubber, chemical fertilizers and inorganic chemical products, and other chemical products. We are the PRC's leading producer of certain synthetic rubber products and certain petrochemical and organic chemical products, and we believe we have a strong market position with respect to most of our principal products. As a result of our efforts to phase out technologically obsolete production facilities, we ceased production of dyestuff, certain dye intermediate products and some chemical fertilizer products in 2000. In 2002, we had net sales of approximately RMB 13,138.4 million (US$1,587.3 million) and a loss before taxation of approximately RMB 1,027.6 million (US$124.1 million). Of our 2002 net sales revenue, 39.3% consisted of sales of petroleum products, 43.8% of sales of petrochemical and organic chemical products, 6.0% of sales of synthetic rubber products, 0.9% of sales of chemical fertilizers and inorganic chemical products, and the remaining 10.0% consisted of sales of other chemical products and other goods and services.

We currently comprise 11 operating units, of which six are major production units and the remaining five units perform ancillary functions. The six major production units are:

     o    a petroleum refinery with facilities to produce petroleum products;

     o an organic synthesis plant with facilities to produce petrochemical and organic chemical products and synthetic rubber;

     o a calcium carbide plant with facilities to produce petrochemical and organic chemical products;

     o a dyestuff plant with facilities to produce aniline, a benzene derivative used in the manufacture of dyes;

     o a chemical fertilizer plant with facilities to produce chemical fertilizers and other chemical products; and

     o    an ethylene plant to produce ethylene.

The five units performing ancillary functions are:

     o    a power plant to supply a portion of our electricity and steam needs;

     o    a waste water treatment plant;

     o    a railway transportation branch;

     o    a sales and marketing branch; and

     o    a procurement branch.

Our H Shares, par value RMB 1.00 per share, are listed and trade on the Hong Kong Stock Exchange. Our ADSs, each representing 100 H Shares, which are held by The Bank of New York as depository, are listed and trade on the New York Stock Exchange under the symbol "JCC." Certain of our Domestic Shares, par value RMB
1.00 per share, are listed on the Shenzhen Stock Exchange but have been suspended from trading as of April 30, 2003. As of June 16, 2003, PetroChina was our controlling shareholder holding approximately 67.29% of our issued share capital.

     The PRC Chemical Industry and Relevant Markets

The chemical industry in the PRC constitutes a basic industrial sector which has been a major focus for development by the PRC government. In the four segments of the chemical industry in which the vast majority of our products fall (petroleum products, petrochemical and organic chemical products, synthetic rubber products, and chemical fertilizers and inorganic chemical products), per capita consumption in the PRC remains significantly lower than that in major OECD countries. We believe that, as the PRC economy undergoes further industrialization and development of consumer markets, demand for chemical products will increase and decrease as general economic activities in the PRC change but on average continue to grow at rates that are high relative to more industrialized countries.

Although historically the PRC government has asserted substantial control over all aspects of the chemical industry, during the past decade, the PRC government has implemented various economic liberalization measures which have materially affected the PRC chemical industry in areas such as cost and allocation of raw materials, product pricing and marketing and distribution of products. China's accession into WTO is expected to continue this trend, particularly in areas of import and distribution of raw materials. A portion of the PRC chemical industry and certain of our product markets, including petroleum products and chemical fertilizers, remain under various degrees of control by the PRC government. We expect, and are preparing for, liberalization measures to continue and a more competitive environment to develop. See "Business Overview -- Competition."

In the first half of 1998, the PRC government carried out the Industry Restructuring to restructure and consolidate many of the then existing governmental agencies in the chemical and petrochemical industries. Prior to the Industry Restructuring, various governmental agencies had responsibilities for administrative oversight of the chemical and petrochemical industries including the Ministry of Chemical Industries, China National Petrochemical Corporation and China National Oil and Gas Corporation. Pursuant to the Industry Restructuring, the PRC government created the State Oil and Chemical Industries Bureau, or the SOCIB, and transferred to SOCIB most of the responsibilities for the national-level oversight then held by Ministry of Chemical Industries, China National Petrochemical Corporation and China National Oil and Gas Corporation. In July 1998, the PRC government created CNPC from China National Oil and Gas Corporation and Sinopec Group from China National Petrochemical Corporation. CNPC and Sinopec are currently the two corporate entities which operate a majority of the entire petrochemical and chemical business in the PRC. Jilin Group then became a subsidiary of CNPC, a State-owned enterprise currently authorized to conduct business in the petrochemical industry in the northern and western regions of China and also to oversee the exploration of oil and natural gas resources. As a result of the Industry Restructuring, we are one of the group companies that are owned or otherwise affiliated with CNPC. Effective November 5, 1999, as a result of the CNPC Reorganization, PetroChina became our new Parent Company.

In February 2001, SOCIB was dissolved by the PRC government and its functions were assumed by the State Economic and Trade Commission. In March 2003, the State Economic and Trade Commission was dissolved by the PRC government, and its functions in directing the reform and management of State-owned enterprises were assumed by the State Assets Regulatory and Management Commission, its functions in industry planning and policy making were assumed by the State Development and Reform Commission, and its functions in administering domestic trade, coordinating and implementing import and export plans of critical industrial products and raw materials were assumed by the Ministry of Commerce. We are currently subject to the industrial oversight of these three new government agencies at the national level.

          Crude Oil and Petroleum Products

Crude oil and petroleum products are regarded as key commodities of strategic significance to the PRC economy by the PRC government, which has traditionally exercised a high degree of control over their production, distribution, pricing and import and export. The PRC government maintains state plans consisting of minimum production targets for certain domestic products. Pursuant to the state plans with respect to the production and distribution of domestic crude oil and most petroleum products, the PRC government sets production levels for domestic oilfields, establishes import quotas and allocates crude oil to refineries and other crude oil users. As part of its WTO accession commitments, the PRC government will gradually eliminate import quotas and restrictions on domestic distribution for crude oil and petroleum products. Nevertheless, crude oil and petroleum products are still subject to state trading and petroleum products are still subject to government guidance pricing. See "Business Overview -- Product Pricing", "Business Overview -- Raw Materials and Energy Supply -- Crude Oil." and "Business Overview -- Competition".

          Chemical Fertilizers

Due to the importance of agriculture to the PRC's economy, the production, allocation, pricing and import and export of chemical fertilizers in the PRC have always been subject to PRC government control. Prior to March 1998, the State Development and Reform Commission, based on suggestions from the Ministry of Chemical Industries, set annual production and allocation plans for chemical fertilizers. Thereafter, the SOCIB was established and assumed such advisory role of the Ministry of Chemical Industries. In February 2001, the SOCIB's responsibilities have been assumed by the State Economic and Trade Commission. In March 2003, the State Economic and Trade Commission's responsibilities have been assumed by the State Assets Regulatory and Management Commission, the State Development and Reform Commission and the Ministry of Commerce. Although some chemical fertilizers are subject to government guidance pricing, the prices of the chemical fertilizers produced by us are not subject to such controls. See "Business Overview -- Product Pricing."

     Business Strategy

Our strategy is focused on meeting the significant challenges and taking advantage of the significant opportunities that we expect to encounter as the PRC chemical industry changes and develops in the coming years. Generally, we expect that the PRC economy will for the foreseeable future sustain growth comparable to what has been recorded in recent years. As this economic growth continues, we expect that both industrial and consumer-based demand for chemicals and chemical-based products will grow. We also expect that, generally, the economic liberalization which has been undertaken by the PRC government will continue and is accelerating as a result of China's accession to the WTO. On this basis, the PRC chemical industry is expected to become increasingly deregulated, thereby providing for market forces and competition to become increasingly important factors in determining our financial performance and growth prospects.

In order to capitalize on these opportunities, we focus on three primary strategic objectives. First, increasing the production capacity of certain products by acquiring additional capacity and improving the production efficiency of existing facilities through the use of new technologies. Capacity expansion should enable us to build a stronger competitive position in those products through greater economies of scale and market share gains. Second, increasing profitability by adjusting product mix and introducing new higher-margin products. Adjusting product mix should give us flexibility needed to take advantage of greater cost efficiencies through vertical integration and to increase sales of higher-margin products. Third, becoming more market- and customer-oriented through delivery of superior service. We intend to strengthen the incentive and management of the our sales staff and continue to improve the quality of service through the entire sales process, from marketing to after-sales support. We believe that by pursuing and fulfilling these strategic objectives we will achieve significant competitive advantages and strengthen our market position in the PRC chemical industry.

In terms of production capacity expansion, we have completed our most significant expansion initiative, the construction of the Original Four Facilities of the Ethylene Project in 1997. These four facilities substantially increased our production capabilities for a number of the important chemical raw materials, including ethylene and propylene, and for synthetic rubber products.

In addition, we increased the Rated Capacity of our butanol and 2-ethylhexanol facility from 70,000 t/a to 130,000 t/a in 1999 and 2000. We expanded and renovated our catalytic cracking facility during the period from 2000 to 2002, our principal ethylene facility and aromatic abstraction facilities in 2001 and our styrene facility from 2001 to 2002. We also expanded and renovated our synthetic ammonia facility in 1998 which is currently being debugged. The cost for these projects between January 1, 1999 and December 31, 2002 was RMB 2.83 billion. We acquired the remaining 35.0% equity interest in Jilian, our jointly-controlled entity, in December 2002 and integrated its business of manufacturing petrochemical products into the business of the Group. Jilian was subsequently dissolved in the same month. Other than the investments in these facilities and the Jilian acquisition, we did not make any other material capital expenditures and divestitures between January 1, 2000 and December 31, 2002.

Our capital expansion projects were and are expected to be financed with operational income and commercial loans. We do not plan to make any material investment in 2003.

Our domestic sales network is served by two regional sales centers in Guangzhou and Shanghai, which are responsible for establishing and overseeing sub-regional sales offices in the region. Through this network, we are able to improve our services to and communications with existing customers, and develop new customers and promote new products. In addition, we continue to promote the export of our products through our Parent's distribution offices in Japan and Korea.

     Principal Products

Our principal products consist of four categories, petroleum products, petrochemical and organic chemical products, synthetic rubber and chemical fertilizers and inorganic chemical products.

Beginning the second half of 2000, we ceased production of dyestuff and certain dye intermediate products as a result of our phasing out technologically obsolete production facilities.

We produce over 100 types of products. Our production processes are highly integrated, and many of our petroleum products and petrochemical and organic products are consumed internally as feedstock for the production of our downstream products. The table below sets forth our principal products, on the basis of 2002 sales volume and net sales revenue (for third party usage only). For the purpose of this table, with respect to "other" products in each main category of our products, no single product constitute more than 1.0% of net sales in 2002. "Other products" do not include those products under the category of "other" for each main category of our products. "N/A" represents sales volume for certain products, the measurement of which in tons does not provide a meaningful comparison vis-a-vis products in other product categories. Sales volume under the category of "total" does not include sales volume under the category of "other products".

                                                                          2002
                                                          -----------------------------------
                                                                         Net sales   % of Net
                                                          Sales volume    Revenue      sales
                                                          ------------   ---------   --------
Principal Products                                        ('000 tons)     (RMB
------------------                                                       million)
Petrochemical and organic chemical products
   Ethylene ...........................................        288.7       1,115.3      8.5
   Propylene ..........................................        175.9           623      4.7
   Ethanol ............................................         70.3         180.4      1.4
   O-xylene ...........................................        109.4         407.1      3.1
   Acetic anhydride ...................................         49.7         247.7      1.9
   2 ethylhexanol .....................................         59.1         299.4      2.3
   Acetic acid ........................................          116         353.5      2.7
   Xylene .............................................         38.5           106      0.8
   Styrene ............................................        107.6         573.2      4.4
   Aniline ............................................         71.5         354.6      2.7
   Other ..............................................        499.7       1,489.7     11.3

Petroleum products
   Gasoline ...........................................        804.6       1,519.6     11.6
   Diesel oil .........................................      1,350.9       2,793.5     21.3
   Solvent oil ........................................          7.7          19.9      0.2
   Other ..............................................        620.9         833.2      6.2

Synthetic rubber ......................................
   Styrene - butadiene rubber .........................         87.8           535      4.1
   Other ..............................................           23         247.5      1.9

Chemical fertilizers and inorganic chemical products
   Ammonium nitrate ...................................
   Urea ...............................................
   Other ..............................................        141.5         123.3      0.9

Other  products .......................................          N/A       1,316.5       10

Total .................................................      4,622.8      13,138.4      100

New products that we introduced in 2000 included methyl cyclositicone, listed above under the category of "other products". We introduced no new products in 2001 and 2002.

     Product Pricing

The majority of our products are priced according to market demand. The prices of certain products, however, remain subject to PRC government control. In particular, certain petroleum products are subject to sale at prices determined by the PRC government. In 2000, 2001 and 2002, 78.4%, 84.3% and 75.0%, respectively, of all petroleum products sold by us were subject to PRC government pricing control. In 2000, 2001 and 2002, the percentage of our total sales revenue attributable to sales of products subject to price controls was 31.6%, 38.0% and 38.9%, respectively.

Our petroleum products are subject to guidance prices established by the State Development and Reform Commission, which are adjusted from time to time and permit price variations within a narrow band of the guidance price. In addition, with respect to gasoline and diesel oil following the Industry Restructuring, China Petroleum Sales (Northeast) Company--Jilin division (CPSC), a wholly-owned subsidiary of the CNPC, became the only entity authorized to purchase and distribute these products in northeastern China. As a result, currently we are permitted to sell our gasoline and diesel oil only to CPSC. The terms of the sale of gasoline and diesel oil to CPSC are based on the prices set by PetroChina on behalf of the PRC government. Accordingly, our principal petroleum products continue to be subject to governmental controls.

With respect to our products which are not subject to price control, our product pricing decisions are currently made at each operating unit, with reference to prices in the major PRC chemical commodities markets in Jilin Province and other parts of the PRC. We believe that, for the principal products with respect to which we have pricing discretion, our production facilities have relative economies of scale which may not be present in the operation of many of our competitors and that, therefore, when we sell our products at similar price levels to such competitors, our profitability is generally equal to, or better than, the profitability of such competitors in the domestic market.

     Production Process

Our production processes are primarily based on the processing of petroleum and related products, although we also produce certain products from coal and, to a lesser extent, from salt.

          Petroleum Products

Our petroleum products are produced from crude oil, which is processed by atmospheric and vacuum distillation, catalytic cracking, deasphalting with solvent, liquefied petroleum gas separating and reforming and hydrogenating into gasoline, solvent oil, diesel oil, chemical light oil and residual oil.

          Petrochemical and Organic Chemical Products

Our petrochemical products are produced from chemical light oil, which is separated by a cracking process into ethylene, propylene, hydrogenated gasoline and C4 fraction. A portion of the ethylene is processed to produce ethanol, ethylene oxide and acetaldehyde, which are then further processed to produce acetic acid, acetic anhydride and alcohol polyoxy ethylene ether. The rest of our ethylene is used to produce styrene. A portion of our propylene is processed to produce butanol and 2-ethylhexanol. The rest of the propylene is used to produce acrylic acid and its esters. Benzene, toluene and xylene are extracted from hydrogenated gasoline through the aromatics unit. Butadiene is extracted from C4 fraction through the extraction facility. Butadiene is further processed to produce butene-1 and MTBE.

In our coal chemical production processes, coal is first converted into coke and coke is then converted into synthesis gas, which is used to produce butanol and 2-ethylhexanol.

In our salt chemical production process, salt is first converted into chlorine and hydrogen through an electrolysis process, with the chlorine then being liquefied into liquid chlorine to be used by our organic silicon facility. The electrolytic fluid is then used to produce caustic soda after a further evaporation process.

          Synthetic Rubber

The butadiene, styrene, acrylonitrile and organic silicon monomers produced by our petrochemical products facilities are processed through a polymerization process into styrene-butadiene rubber, acrylonitrile-butadiene rubber, ethylene-propylene rubber, organic silicon rubber and other types of synthetic rubber.

          Chemical Fertilizers

Our chemical fertilizers use coke and residual oil as raw material by using the hydrogen separated from synthesis gas and nitrogen separated from air through an air separation unit to produce ammonia.

     The Ethylene Project

Our most significant development project has been our participation in the Ethylene Project. The Ethylene Project was initially conceived to address existing shortfalls in production and expected increases in domestic demand for ethylene. The Original Four Facilities of the Ethylene Project and their technological upgrades have increased our annual Rated Capacity by 380,000 tons to 530,000 tons, making us one of the largest ethylene producers in the PRC.

The Ethylene Project as a whole produces, in addition to ethylene, substantial quantities of relatively high value-added downstream products such as acetone, phthalic anhydride, a-advanced alcohol, toluene, xylene, ethylene-propylene rubber, ABS, polyethylene, phenol, acetone, phthalic anhydride and ethylene glycol.

The Ethylene Project is designed as a vertically integrated complex and is comprised of 11 production facilities and certain ancillary and support facilities. The core of the Ethylene Project is a 300,000 ton Rated Capacity ethylene production facility. Of the Original Four Facilities owned and operated by us, the ethylene facility and the hydrocracking facility mainly produce raw materials. The integrated aromatics facility and the ethylene-propylene rubber facility, and the Additional Seven Facilities, mainly produce downstream petrochemical products. Each of the Original Four Facilities began commercial production in 1997. Four of the Additional Seven Facilities, including the polyethylene facility, the ethylene glycol facility, the phenol acetone facility and the phthalic anhydride, began commercial production in 1997. The remaining three of the Additional Seven Facilities began commercial production in 1998. Since its completion and commissioning to service, the Ethylene Project has substantially increased our production capacity and the production capacity of Jilin Group and PetroChina.

As part of the CNPC Reorganization, five of the Additional Seven Facilities, namely the phthalic anhydride facility, the phenol acetone facility, the ethylene glycol facility, the polyethylene facility and the ABS facility, were transferred to PetroChina. The (alpha)-advanced alcohol facility and the acrylonitrile facility remain with the Jilin Group. In connection with the CNPC Reorganization, PetroChina and the Jilin Group have each confirmed that each will have sole responsibility for the operation of the Additional Seven Facilities that it respectively owns.

The total investment required for the Ethylene Project, including capitalized interest, was approximately RMB 19.88 billion, including approximately US$889 million in foreign exchange loans. All facilities under the Ethylene Project have been constructed on the premises of our six production units, except for the ABS facility, which was constructed on a separate site due to space availability and engineering restrictions. The Original Four Facilities consist of the ethylene, hydrocracking and integrated aromatics facilities and an ethylene-propylene rubber facility.

We had agreed with our Parent to apportion the 11 Ethylene Project facilities among ourselves primarily because the aggregate capital expenditures which were required to construct all 11 Ethylene Project facilities, if paid entirely by one company, would likely have required that company to incur very substantial indebtedness and foreign exchange exposure over a two to three year period. The Original Four Facilities were assumed by us because three of the facilities, namely the ethylene, hydrocracking and integrated aromatics facilities, form the core of the entire Ethylene Project and produce products which will be used as feedstock by the remaining facilities; furthermore, the ethylene-propylene rubber facility will add to the variety and production volume of synthetic rubber, a category of products already being produced by us.

The Original Four Facilities are operated at full capacity only to the extent that the Additional Seven Facilities are commercially operating because the majority of the products of the Original Four Facilities will be used as feedstock for the Additional Seven Facilities; in addition, it is impractical to transport ethylene and certain other products produced by the Original Four Facilities to customers other than Additional Seven Facilities, all of which are located next to the Original Four Facilities. We will not have alternative customers for the majority of these products in the event Jilin Group and PetroChina are unable to purchase them as feedstock for the Additional Seven Facilities. The ability of Jilin Group and PetroChina to operate profitably the Additional Seven Facilities will directly affect the financial performance of the Original Four Facilities and the Ethylene Project as a whole.

          Original Four Facilities

All of the Original Four Facilities utilize imported technology except the hydrocracking facility, which utilizes advanced PRC technology. The ethylene-propylene rubber facility is among the largest of its kind in the PRC. The total investment expended to construct the Original Four Facilities, all of which was borne by us, was approximately RMB 7.30 billion, including approximately US$408 million in foreign exchange.

          Ethylene facility

The 300,000 ton Rated Capacity ethylene facility utilizes proprietary technology imported from Linde AG of Germany and sources raw materials from our hydrocracking, atmospheric and vacuum distillation, integrated aromatics and catalytic cracking facilities to produce:

     o ethylene, which is used as feedstock for production of a-advanced alcohol, polyethylene, ethylene glycol and ethylene-propylene rubber, and

     o propylene, which is used as feedstock for production of phenol, acetone, acrylonitrile and ethylene-propylene rubber.

          Hydrocracking facility

Our 600,000 ton Rated Capacity hydrocracking facility utilizes technology obtained from the Luoyang Petrochemical Engineering Company (an affiliate of Sinopec Group) and raw materials provided by our atmospheric and vacuum distillation and catalytic cracking facilities to produce feedstock for the ethylene and integrated aromatics facilities. The light diesel oil produced by the facility can also be used to produce low freezing point, high-grade diesel oil.

          Integrated aromatics facility

The 400,000 ton Rated Capacity integrated aromatics facility utilizes proprietary technology imported from UOP Corporation of the United States and feedstock from our ethylene, hydrocracking, atmospheric and vacuum distillation and reformation facilities for production of benzene, toluene, o-xylene, xylene, heavy aromatics and aromatics extraction. Benzene and o-xylene are used as raw materials for the Ethylene Project's phenol-acetone facility and phthalic anhydride facility. Aromatics extraction and heavy aromatics are used as cracking materials for our ethylene facility. Toluene and xylene are sold by us to unrelated parties.

          Ethylene-propylene rubber facility

The ethylene-propylene rubber facility utilizes proprietary technology imported from Mitsui Petrochemical Co. of Japan. This facility uses ethylene and propylene produced by our ethylene facility to produce 20,000 tons of ethylene-propylene rubber per year.

          The Ethylene Project Option

We were granted an option from PetroChina and Jilin Group to purchase any one or more of the Additional Seven Facilities for a price based on the net asset value of the relevant facility or facilities. We did not exercise this option, and it expired on December 31, 2002.

We continue to supply substantial amounts of ethylene and other products of the Original Four Facilities as feedstock to some or all of the Additional Seven Facilities at market prices. Additionally, the Original Four Facilities share certain infrastructure, research and other support facilities with the Additional Seven Facilities. We pay a proportional amount of the costs for such support facilities utilized in connection with the Original Four Facilities. Similarly, to the extent that the Additional Seven Facilities share certain of our existing infrastructure or support facilities, each of PetroChina and the Jilin Group reimburses us for the relevant proportion of its corresponding costs. We believe that the Additional Seven Facilities are not competitive with our business.

          Financing for the Ethylene Project

Total investment for the Ethylene Project was approximately RMB 19.9 billion (including approximately US$889.0 million in foreign exchange), of which approximately RMB 7.3 billion (including approximately US$408.0 million in foreign exchange) was required for the Original Four Facilities, and approximately RMB 12.6 billion (including approximately US$481.0 million in foreign exchange) was required for the Additional Seven Facilities, of which approximately RMB 2.8 billion was needed for ancillary and support facilities. The total investment was calculated to include interest capitalized during the construction period.

The Ethylene Project was approved by the State Development and Reform Commission. The bulk of the foreign exchange portion of the funding for the entire Ethylene Project was in the form of export credit in connection with the import or licensing of foreign technology and equipment, with the balance provided by the Bank of China primarily to fund interest payments and for working capital during construction. At the time, Renminbi loan funding for this purpose was provided by PRC state banks and provincial financial institutions at the direction of the State Development and Reform Commission in coordination with the then Ministry of Chemical Industries and the Jilin Provincial Government. As for the balance of the Renminbi funding for the entire Ethylene Project, we have relied primarily on cash generated through operations and proceeds from our Combined Offering and Jilin Group has relied primarily on the sale of corporate bonds.

The foreign exchange requirement for the entire Ethylene Project was approximately US$889 million, all of which was borrowed by us and Jilin Group between 1993 and 1997. As a result, we both have significant indebtedness denominated in foreign currency. Further to an agreement between us and Jilin Group effective September 30, 1998, Jilin Group assumed the foreign currency loans borrowed by us and agreed to make periodic loan repayments on our behalf and in turn, we agreed to pay Jilin Group the Renminbi equivalent of such repayments at an exchange rate determined as at September 30, 1998. We re-assumed some of these foreign currency loans effective January 1, 2000. These loans were denominated in Renminbi in our financial statements until January 1, 2000. As a result, we have significant financial risks with respect to our ability to service and repay the foreign exchange indebtedness, given that almost all of our revenues at the present time are received in Renminbi. Fluctuation in the Renminbi exchange rate against the relevant borrowed currencies may result in significant foreign exchange gains or losses.

Prior to the Restructuring, all of the loan funding commitments for the Ethylene Project were arranged by the Predecessor. After the Restructuring, all of the funding commitments for the Ethylene Project were for the account of our Parent. In respect of the Original Four Facilities and to the extent that funds were not borrowed by us, funds were first made available to our Parent, and equal amounts were then lent by our Parent to us on the same terms as to principal and interest payments as the original funds advanced to our Parent. The Parent obtained all necessary consents from lenders and the relevant regulatory authorities for such lending.

     Raw Materials and Energy Supply

Our Parent is our largest supplier for raw materials and energy. In 2002, the costs of raw materials purchased from our Parent accounted for 76.7% of our total raw material costs and 70.8% of our total raw material and energy costs. In 2002, total costs of raw materials and energy accounted for approximately 74.3% of our total cost of sales. In 2002, the costs of raw materials purchased from our five largest suppliers, including our Parent, accounted for 82.1% of our total raw material costs and 75.7% of our total raw material and energy costs.

          Crude Oil

          Crude oil supply and pricing

Crude oil is our primary raw material. Prior to February 2001, SOCIB was responsible for industry and market oversight of China's petrochemical industry. In February 2001 SOCIB was dissolved and its responsibilities were transferred to State Economic and Trade Commission. Currently, Sinopec Group and CNPC determine the allocations of crude oil among the enterprises under their respective ownership and control.

The pricing for domestic onshore crude oil is determined with the participation of the PRC government. Under the current pricing scheme, the State Development and Reform Commission on a monthly basis establishes a single indicative price for each grade of domestic onshore crude oil based on comparable international market prices inclusive of any duties that would have been imposed had the oil been imported. To this single state indicative price, a surcharge within certain government stipulated guidelines is imposed on all domestically produced onshore crude oil as determined and agreed to by CNPC and Sinopec Group to reflect any transportation and other miscellaneous costs that would have been incurred in having the oil delivered to various refineries. Accordingly, we purchase domestic onshore crude oil at prices that reflect the applicable state indicative price plus the applicable surcharge. We believe that the pricing regime for domestic onshore crude oil has resulted in costs of domestic onshore crude oil that reflect trends in international markets, however, the timing of the adjustments to the indicative price may result in prices that differ significantly from the then current international market prices. While we believe that the current pricing policy will not change in the foreseeable future, there can be no assurance that the PRC government will not make significant changes in the future to the current crude oil pricing policies. We began to purchase and use imported oil in 2000. The price of imported oil is determined by CNPC based on the then existing international market price.

The following table shows the volume and purchase prices for the crude oil purchased by us during the years ended December 31, 2000, 2001 and 2002. For purposes of this table, price refers to a weighted average ex-works price and includes value added tax of 17%:

                          2000          2001          2002
                      -----------   -----------   -----------
Volume (Tons)         4,398,953.0   4,358,940.0   4,508,600.0
Price (RMB per ton)       2,077.0       1,810.0       1,740.0

          Crude oil allocation

Under PRC crude oil pricing and allocation policies, PetroChina is responsible for allocating all of our crude oil from all sources.

In 2002, we processed 4.6 million tons of crude oil and expect to process approximately 5.4 million tons of crude oil in 2003. Subsequent to the Industry Restructuring, our Parent develops an annual plan for the allocation and distribution of crude oil and cracking feedstock among its various subsidiaries, including us. Our Parent has confirmed to us its intention to allocate to us sufficient amounts of crude oil and other cracking feedstock necessary to meet our needs for 2002, including for the full operation of the Ethylene Project in 2003.

As we are required to purchase crude oil and cracking feedstock through our Parent, we are able to predict the availability or prices of crude oil or other cracking feedstock. Limited availability of crude oil or other cracking feedstock or any substantially higher prices could have a material adverse effect on our operating results.

          Sources of crude oil

Our principal sources of crude oil supplies are Daqing oilfield, the largest source of crude oil in China, in Heilongjiang Province and Fuyu (Jilin) oilfield in Jilin Province. These two oilfields are controlled by our Parent and each supplied approximately 44.0% of our crude oil consumption in 2002 while imported crude oil accounted for the remaining 12.0%. We anticipate that the Daqing and Fuyu (Jilin) oilfields will continue to be the principal sources of our crude oil and that imported crude oil will not become a major source although we expect to increase our usage of imported crude oil in 2003.

Due to the current PRC government policy relating to imports of crude oil, we currently are not permitted to directly import crude oil, and the imported crude oil purchased by us in 2002 was allocated and purchased from our Parent. As the supply of domestic onshore crude oil is lagging behind the demand created by the rapid economic growth in China, we believe that by increasing our use of crude oil from alternative sources, we will gradually reduce our dependence on domestic onshore crude oil and diversify our risk of not being able to acquire sufficient crude oil for our production.

With China's accession into WTO, the PRC government has undertaken to open to foreign investment domestic distribution of crude oil and gradually increase quotas for non-state traded crude oil. We anticipate those measures will generally expand crude oil supply sources for domestic petrochemical companies. However, if PetroChina does not change its current policy to allocate crude oil to us, those policy changes will not materially affect our crude oil supply.

          Transport of crude oil

The crude oil from the Daqing and Fuyu (Jilin) oilfields is transported through an oil pipeline and by rail transportation. We constructed our own pipeline in October 1995 to transport crude oil. As a result, we reduced our use of rail transportation, enhanced our total transport capacity and satisfied the increased crude oil requirements of the Ethylene Project. The pipeline connects to the supply of oil from the Daqing and Fuyu (Jilin) oilfields. During 2002, we transported by the pipeline approximately 3.7 million tons or 82.0% of our crude oil. The transport capacity of the pipeline is 4 million tons of crude oil per annum. We expect that we will continue to receive the rail transport capacity necessary to meet our increased transportation needs for both incoming raw materials and supplies and outgoing product shipments.

In 2002, in order to satisfy our transportation requirements for raw materials and products, we obtained PRC railway transport capacity of 6.2 million tons, of which approximately 0.81 million tons were used for crude oil transportation.

          Stability of crude oil supply

In the past, we have not experienced any material disruption of production due to lack of crude oil supplies. We have crude oil storage tanks adjacent to our production facilities which are capable of storing approximately 150,000 tons of crude oil, constituting 15 to 20 days of our crude oil requirements at current production rates. Generally, in order to ensure that production will not be affected by a temporary suspension of crude oil supplies, we store approximately 30,000 tons of crude oil or, when transport delays related to adverse weather are anticipated in the winter, 70,000 tons of crude oil.

          Coal

We utilize coal as an indirect raw material for our power plant.

Coal is in abundant supply and is of good quality in northeastern China where we are located. We purchase coal directly from mines in Jilin Province and neighboring Heilongjiang Province. Generally, we store an amount of coal sufficient to support one month of our coal requirements at current production rates. We have in the past obtained, and believe that in the foreseeable future we will be able to obtain, adequate supplies of coal for both production and fuel purposes.

          Naphtha

In 1999, we began using naphtha as a lower-cost alternative to some of the light industrial oil we produce and use in the ethylene production process. This has resulted in cost savings for us and has also allowed us to sell more of our light industrial oil as diesel at a relatively high profit margin. In 2002, we used approximately 643,000 tons of naphtha, most of which was purchased from PetroChina. We intend to continue to use naphtha as one of our principal raw materials in the future.

          Other Raw Materials

The other principal raw materials which we purchase are salt and naphthalene. All of our naphthalene is purchased from outside sources. We believe that our naphthalene sources will continue to provide an adequate supply of naphthalene to meet our needs in the foreseeable future.

          Electricity and Steam

Electricity is our main source of energy. In 2002, we purchased approximately
1.1 billion kilowatt hours of electricity from the PRC's northeastern power grid. Generally, the price of electricity in the PRC is set by the PRC government, although under certain state regulations electricity consumed by our chemical fertilizer production facilities is purchased at a preferential rate.

Our power plant is used primarily to produce a portion of our annual requirements for steam. In 2002, we produced approximately 88.2% of our steam requirements internally and purchased the remaining steam requirements from a non-affiliated entity.

Our power plants consist primarily of several coal-fired power generating units and their total power generation capacity is 137,000 kilowatts at any one time. They generated an aggregate of 476 million kilowatt hours in 2002. Because of the increasing demand for electricity in northeastern China due to economic growth, no assurance can be given that shortages of electricity within the northeastern grid will not occur in the future.

     Sales and Marketing

Domestic sales accounted for approximately 99.5%, 99.4% and 99.7% of our sales revenue in 2002, 2001 and 2002, respectively. Due to the high transportation costs and limited rail transport capacity in the PRC and the structural development of the PRC chemical industry, sales of our products are concentrated in the northeastern and northern regions of China. The following chart describes the sales of our products by geographic areas:

                         Sales (RMB Billion)
                      -------------------------
       Northeastern   Northern    Eastern and
          China        China     Southern China   Other Areas
       ------------   --------   --------------   -----------
2000       6.98         3.52          2.61            0.28
2001       8.49         1.24          1.06            1.73
2002      10.38         1.71          0.92            0.13

Northeastern China was the first area in which PRC industries, especially heavy industries, emerged and developed. Since then, industrial development has continued in the northeastern region while the northern region of China has also developed as an industrial base. Owing to our established reputation and experience in these regions, plus our geographic advantages, the northeastern and northern regions of China have become and remain the largest markets for our products.

Among our products, virtually all petroleum products can only be sold in accordance with the distribution scheme set by the State Development and Reform Commission. Accordingly, for most of our petroleum products, marketing decisions are limited and competition among producers is minimized. Under the current distribution scheme, our petroleum products are primarily sold to our Parent. See "Business Overview -- Product Pricing" and "Business Overview -- Competition."

Except for our petroleum products, our products can be freely sold and marketed throughout the PRC and are generally sold to large- and medium-sized manufacturing enterprises and large trading companies in the northeastern and northern regions of the PRC with whom we typically have long-standing trading relationships. While these long-standing relationships provide us with a generally dependable and stable customer base, we are continuously focusing on developing new customers, with an emphasis on finding additional manufacturing customers. We develop new customers and market our products through our domestic sales network comprising regional sales centers and sub-regional sales offices. As part of our efforts to become more market- and customer-oriented, in 2002, we continued to direct greater resources towards developing our sales and marketing capabilities. See "Business Overview -- Business Strategy."

Prior to 2001, our sales policy required our customers to make payments upon delivery and we discontinued delivery of products to customers who did not make timely payments. In 2001, we implemented a new sales policy requiring our customers to provide payment in full before delivery.

In 2002, revenue from sales to our five largest customers accounted for 65.0% of our total sales revenue. As a result of the CNPC Reorganization, a significant number of our existing customers became subsidiaries of our Parent and our Parent in turn became our largest customer. Revenue from sales to our Parent, purchaser of our petroleum products and petrochemical and chemical fertilizer products, accounted for 52.8% of our total sales revenue. Of our five largest customers, the other four were purchasers of our petrochemical and organic chemical products. Other than our five largest customers, none of our other customers purchased products accounting for more than 1.0% of our total sales revenue in 2002.

Jilin Group's subsidiary, Jilin Chemical Import and Export Company, currently acts as our agent for the import of equipment and technology and raw materials and it also purchases all of our products for export. In 2000, 2001 and 2002, our sales revenue from exports through Jilin Chemical Import and Export Company amounted to approximately US$8.5 million, US$8.2 million and US$4.6 million, respectively, which accounted for approximately 0.5%, 0.6% and 0.3% of our total sales revenue, respectively. Due to sufficient domestic demand for most of our products, we do not have any plans to increase our exports of these products significantly in the near future.

     Product Transport

Approximately 85.0% of our products were transported by rail in 2002. In 2002, we used aggregate rail transport capacity of 6.2 million tons, approximately 5.8 million tons of which were obtained from the PRC railway system with the remainder available from our internal railway system. Approximately 3.5 million tons were used for the transport of our products, and the balance for the transport of raw material and supplies. The development of the PRC railway system still lags behind the development of the PRC economy as a whole and discrepancies between capacity and volume of transportation are severe in many areas of the PRC. Whether a company is allocated sufficient railroad cars to transport its products is largely dependent on the destination of the cargo and the approval of the railroad authority at such destination. Currently, most of our customers are located in, and, therefore, most of our products are transported to, either northeastern or northern China, where capacity is readily available to it.

The vast majority of our products are in liquid form, requiring them to be loaded into industrial chemical tank cars when transported by rail. In order for us to utilize the annual rail transport capacity received by us most efficiently, we require a substantial number of industrial chemical tank cars. We believe that the tank cars we currently own, together with our established internal railway system and other facilities in our railway transportation unit, will satisfy our product transportation equipment needs in the foreseeable future.

     Competition

Since approximately 99.7% of our sales revenue in 2002 was generated from sales in the PRC, we focus on competition primarily with respect to the domestic PRC market, and in particular, the northern and northeastern regions of China. In general, we believe that our current primary competitive advantages with respect to most of our products include product quality and diversity, economies of scale and proximity to raw materials and our long-standing relationships with our customers. With the exception of our petroleum products, which are at present subject to allocation and price restrictions imposed by the PRC government and therefore do not face substantial competition in the market, all of our products are subject to competition in the domestic market. See "Business Overview -- Product Pricing."

          Petroleum Products

Our petroleum products are currently subject to allocation and pricing control by the PRC government and, therefore, competition in the petroleum product marketplace in which we compete is minimized. Prior to the PRC's accession into WTO, import of petroleum products were also subject to strict import quotas and import licenses. As part of its WTO accession commitments, the PRC government is expected to eliminate many barriers to competition, including the import quotas and import license requirements for the import of petroleum products and restrictions on foreign invested enterprises to provide domestic distribution and retail services for petroleum products. Although petroleum products will continue to be subject to pricing control of the PRC government, it is not clear whether the government's control over allocation of petroleum products will change; the implementation of new policies and elimination of those anti-competition barriers could significantly increase competition in the markets for our products from both foreign and domestic competitors.

          Petrochemical and Organic Chemical Products

We are one of the largest producers of petrochemical and organic chemical products in the PRC. We have become one of the largest producers of ethylene in the PRC with the commissioning to service of the Ethylene Project in 1998, although most of the ethylene produced is used internally. Our petrochemical products, including ethylene, constitute a broad range of the basic raw materials for the organic chemical industry.

We believe that we are one of the largest suppliers of petrochemical and organic chemical products in the northeastern and northern regions of the PRC. We believe that our competition in this marketplace is limited to a few large petrochemical product manufacturers also serving these regional markets.

          Synthetic Rubber

We believe that we are one of the largest PRC producers of synthetic rubber. Of the major synthetic rubber products produced in China, styrene-butadiene rubber comprises one of the largest shares of the PRC synthetic rubber market. We believe that, including us, there are only three major styrene-butadiene rubber producers in the PRC.

          Chemical Fertilizers

Due to the importance of agricultural development in the PRC and the significant contribution that the chemical fertilizer industry makes to such development, the PRC government has historically maintained significant control over the chemical fertilizer market. In 2002, the prices of chemical fertilizers remained the same as in late 2001. To protect domestic producers of chemical fertilizers, in 2002 the PRC government continued to implement certain measures to control the import of chemical fertilizers. However, import quotas and import licenses for import of chemical fertilizers will gradually be eliminated after the PRC's accession into WTO.

          Foreign Competition and WTO

Historically, the PRC government has provided the PRC chemical industry (other than chemical fertilizers) with certain protection from foreign competition through three primary practices: maintaining relatively high import tariffs, imposing import license requirements and controlling the availability of foreign exchange required to pay for imported products. These tariffs and import restrictions are intended, in part, to protect domestic producers of these products, such as us and they affect the majority of the product types produced by us. These protective actions, however, are effective only to the extent that they are fully and consistently implemented. To the extent they are not implemented, imported products can have a significant effect on the pricing and demand for our products. Imports remain a significant factor in determining the prices of many of our products.

In recent years, the PRC government has implemented a policy of gradually lowering import barriers and reducing tariffs. As part of its WTO accession commitments, the PRC government will gradually eliminate import quotas and import license systems, reduce tariffs, and permit foreign invested enterprises to engage in domestic distribution and retail sales for all of our major products. The PRC will also eliminate state trading for our major products exclusive of petroleum products and chemical fertilizer. We expect those measures to increase competition from imported products.

Although we believe that our products have been and will continue generally to be competitive with imported products in the PRC, increased competition from imported products resulting from the PRC's WTO accession may still have a material adverse effect on our business and operations. Based on our wide range of production capabilities and our familiarity with regional customers and markets, we believe that we are well-positioned to meet potential foreign competition. The tariff reductions, however, could reduce profit margins or otherwise negatively impact our revenue from certain products, including a small number of our significant products. The ultimate impact of any tariff reductions on our business and results of operations will depend on a variety of factors, including general market conditions for various products, our ability of to increase production efficiency or lower our costs and the extent to which other import barriers remain intact.

The PRC government may also reduce the tariffs imposed on production equipment that we may import in the future, as well as the restrictions on availability of imported raw materials (such as crude oil) currently enforced by the PRC. We are unable to determine accurately at this time the net effect on our business and results of operations of the PRC's accession to WTO.

     Environmental Protection

We are subject to PRC national, provincial and local environmental protection regulations. According to the PRC Environmental Protection Law, the State Environmental Protection Administration sets national environmental protection standards, while local environmental protection bureau may set stricter local standards. Enterprises must comply with local standards if local environmental protection bureau have set their own standards. Since neither the Jilin Provincial Government nor the Jilin City Government has set standards regarding the discharge of water, gases and solid waste materials, the standards set by the State Environmental Protection Administration for the discharge of these materials are those which regulate our operations.

The State Environmental Protection Administration sets discharge standards for emissions into the air and water and delegates to the Jilin City Environmental Protection Bureau the responsibility for monitoring enterprises in Jilin with respect to the discharge of waste water, gases and solid waste materials. The PRC Environmental Protection Law also provides schedules of base-level discharge fees for various polluting substances. If the polluting substances exceed a certain limit, the Jilin City Environmental Protection Bureau may charge the polluting entity additional discharge fees and issue an order to cease or reduce such discharge levels which, if not obeyed, may result in fines. The PRC Environmental Protection Law also provides that, where pollution is causing environmental damage, the Jilin City Government has the authority to issue an order requiring the polluting entity to cure the problem within a certain period. Non-compliance with such an order may result in the facility being shut down. We have never incurred any fines, nor have we ever received such an order.

Due to the nature of our business, we produce significant amounts of waste water, gas and solid waste materials in the course of our production. We believe that our environmental protection facilities and surveillance and management systems are adequate to enable us to comply with applicable environmental protection laws and regulations in all material respects. We have made substantial efforts with respect to the prevention and treatment of pollution, including the construction and maintenance of a comprehensive waste water treatment plant, a sludge incinerator and a waste residue dump. Currently, our waste water treatment plant has a daily treatment capacity of 240,000 tons and provides waste water treatment services for us, our Parent and certain other companies in the same area. We charge fees for the services we provide to our Parent and other companies based on the amount and quality of the waste water to be treated. In addition to our environmental facilities, we have an environmental management and surveillance system, including a comprehensive set of environmental protection procedures and a substantial professional environmental protection staff.

We conduct a detailed analysis of the solid waste generated by our facilities and dispose of such solid waste in accordance with applicable national, provincial and local environmental protection regulations. The PRC Environmental Protection Law regarding the discharge or disposal of solid waste specify that certain toxic wastes may not be buried directly in the ground and measures must be taken to prevent leakage. Violations of such provisions can result in fines. However, we have not been fined for any such violations.

Our environmental protection-related expenses consist of pollutant discharge fees paid to the Jilin City Environmental Protection Bureau and costs related to the upgrading and maintenance of our environmental protection facilities. In 2000, 2001 and 2002, our environmental protection-related expenses were approximately RMB 109.7 million, RMB 88.3 million and RMB 88.3 million, respectively.

We believe that our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial and local environmental protection regulations. However, there can be no assurance that national, provincial or local authorities will not impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

     Research and Development

We have a research and development department engaged in the research and development of technologies, products, processes and equipment for our businesses. Prior to 2001, our research and development department comprised of divisions located at each of our five principal production units. In order to integrate our research and development capabilities, we consolidated those divisions in 2001 and streamlined our research and development team. As of December 31, 2002, the number of persons engaged in research and development functions was 55, all of which were engineering and technical personnel.

Our expenditures for research and development were approximately, RMB 11.3 million, RMB 11.6 million and RMB 3.9 million in 2000, 2001 and 2002, respectively. The decrease in our research and development expenditures for 2002 was a result of the streamlining of our research and development team. If market needs require, we will increase our annual research and development budget.

Our research and development efforts have aided our ability to develop new products and improve product quality. We introduced no new principal products in 2002.

     Insurance

We maintained insurance coverage of approximately RMB 8.6 billion on our properties and facilities and RMB 0.4 billion on our inventory in 2002. We have no plans to increase this coverage. The book value of our buildings and equipment, including projects under construction, was approximately RMB 10.7 billion as of December 31, 2002. The amount of the coverage of our inventory is also less than its book value, which was RMB 1.4 billion as of December 31, 2002. In accordance with what we believe is customary practice among chemical producers in the PRC, we insure only high-risk assets, such as production property and equipment, inventories and explosive or otherwise hazardous facilities. However, the underinsurance of our properties, facilities and inventory in accordance with this PRC practice exposes us to substantial risks such that, in the event of a major accident, our insurance recovery may be inadequate.

Beginning November 1, 1999, we began participating in the insurance programs established by CNPC and approved by the PRC government. We did not renew insurance policies with third parties when they expired in year 2000 and replaced them with comparable policies offered by CNPC. See Item 13. Interests of Management in Certain Transactions.

We do not currently carry any third party liability insurance to cover claims in respect of personal injury, property or environmental damage arising from accidents on our property or relating to our operations. We also do not carry business interruption insurance, as such coverage is not customary in the PRC.

Losses incurred or payments required to be made by us which are not fully insured could have a material adverse effect on our financial condition.

ORGANIZATIONAL STRUCTURE

We are a subsidiary of PetroChina which held approximately 67.29% of our issued share capital as of June 16, 2003. PetroChina is one of the largest companies in China in terms of sales and engages in a broad range of petroleum-related activities. PetroChina is currently listed on the Hong Kong Stock Exchange and New York Stock Exchange.

As of June 16, 2003, we had the following subsidiaries:

Name of Subsidiary                    Domicile   Ownership Interest Held by (%)
------------------                    --------   ------------------------------
Jilin Jihua Jianxiu Company Limited     PRC                99.0%
Jilin Xinghua Nitrochloro-benzene
   Company Limited                      PRC                75.0%
Jilin Winsway Chemical Industrial
   Store and Transport Limited          PRC                70.0%
Jilin City Songmei Acetic Acid Co.,
   Ltd.                                 PRC                66.0%

PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 8.5 square kilometers in Jilin City, Jilin Province, located in northeastern China. The total gross floor area of our production and other facilities is approximately 1.5 million square meters. We own all of the buildings and facilities on our premises and have freely transferable land use rights for a term of 50 years in respect of the land upon which such buildings and facilities are located.

     Principal Production Facilities

The table below sets out our principal production facilities, their Rated Capacities, their utilization rates in 2002, the years in which they first became operational and the sources of their technologies. For purposes of this chart, utilization rates which exceed 100.0% represent facilities which are currently operated at a rate higher than their respective designed Rated Capacities.


                                    Annual Rated                      Year of first   Source of
               Facility               Capacity     Utilization rate     operation     technology
               --------             ------------   ----------------   -------------   ---------
                                    ('000 tons)          (%)
1.    Atmospheric and vacuum
         distillation                  5,300             86.06            1979             PRC
2.    Wax oil catalytic cracking        1400             73.51            1979             PRC
3.    Heavy oil catalytic
         cracking                        700            101.36            1990             PRC
4.    LPG separating                     250             62.48            1992             PRC
5.    Secondary ethylene facility        150             86.46            1982             PRC
6.    Principal ethylene
         facility                        380            100.01            1996         Germany
7.    Synthetic ethanol                  100             72.58            1982         Germany
8.    Acetaldehyde                       160            100.49            1982         Germany
9.    Acetic acid                        210             83.69            1982             PRC
10.   Butanol and 2-ethylhexanol         120            102.13            1982         Germany
11.   Acetic anhydride                    50             99.57            1983             PRC
12.   Styrene-butadiene rubber            80            109.96            1982             PRC
13.   Aniline                             66            110.13            1985             PRC
14.   Concentrated nitric acid           100            101.25            1992             PRC
15.   Styrene                            140             91.70            1982             PRC
16.   Hydrocracking                      600            104.87            1996             PRC
17.   Integrated aromatics               400            141.20            1996             USA
18.   Ethylene-propylene rubber           20            100.17            1997           Japan

The annual Rated Capacity of these facilities occasionally changes from time to time as a result of technical upgrades, renovations or expansions of the facilities. For example, in 1998, we started a technological renovation of our synthetic ammonia facility with a Rated Capacity of 300,000 tons as part of our efforts to achieve economies of scale for production of synthetic ammonia. As of December 31, 2002, the cost of the project was RMB 1,463.2 million The project has been completed and is currently undergoing final testing.

To date, our capital expansion projects have been financed with operating income and commercial loans. In general, we believe that most of our principal production facilities are more advanced than similar facilities of other companies in the PRC. We further believe that, on the whole, our current and future production facilities are adequate for conducting our current and planned future business.

     Ancillary Facilities

We have a principal power plant and several supplementary power plants. Our principal power plant was built in 1980 and is used primarily to provide heat to our facilities, with the provision of electrical power being of secondary importance.

Currently, the principal power plant is equipped with six steam boilers which provided approximately 37.1% of our steam requirements in 2002. The power plant has three power generators with a total installed capacity of 125,000 kilowatts which generated electricity of 420 million kilowatt hours in 2002.

Our waste water treatment plant was built in 1979. The plant has the capacity to process 240,000 tons of waste water daily, which can satisfy not only our needs, but also the needs of our Parent and certain other companies in the same geographical area.

Our railway transportation unit was formed in 1958. Currently, the railway transportation unit consists of 6 traffic control stations, 15 locomotives, 744 industrial chemical tank cars and an established internal railway network which links many of our facilities. This railway transportation unit provides transportation among our production facilities and facilitates the production of our downstream products. We believe that our railway transportation unit can enable us to utilize our allocated rail transport capacity in the most efficient fashion.

     Maintenance

The maintenance of our production facilities follows a scheduled maintenance program. Our facilities operate 24 hours a day. Our petroleum and petrochemical facilities, calcium carbide facilities and chemical fertilizer facilities shut down in 1997 for maintenance purposes for periods of one month, 20-30 days, 10-20 days and 8 days, respectively. Beginning in 1998, we reduced the frequency of shutdowns from once a year to once every two years. We believe that such shutdowns are consistent with achieving the most efficient use of our facilities. In 2001, we did not conduct any shutdown of our facilities for maintenance purposes. We undertake maintenance projects, both major and minor, on an as-needed basis.

In 2002, we spent approximately RMB 560.0 million on maintenance of our facilities, which included our biennial maintenance program, general repairs and replacement of spare parts, as well as labor costs and subcontractors' fees which were primarily paid to third parties. Total maintenance expenses accounted for approximately 4.6% of our total cost of sales in 2002.

Our primary production facilities were shut down in May and early June 2002 as part of our biennial maintenance program. Such shut down did not reduce the volume of our annual production or adversely affect our operating results for 2002.

Item 5. Operating and Financial Review and Prospects

This discussion should be read in conjunction with the information contained in
Item 18. Financial Statements. For numerous reasons, including those relating to the economic reform programs of the PRC government, changes in PRC government policies concerning crude oil supply, pricing and allocation and the introduction of new taxes or changes in existing taxes such as consumption tax, income tax and value added tax, the Consolidated Financial Statements may not be indicative of our future financial results.

Our historical financial performance has been affected significantly by factors arising from operating in a planned economy which are beyond our control. Although government controls have relaxed over time, controls over allocation and pricing of crude oil and petroleum products still exist. We believe that these controls are intended to enable the PRC government to control and moderate the effect of changes in availability and pricing of crude oil and petroleum products and should provide generally for greater stability in our operating results with respect to crude oil costs and petroleum product sales.

The PRC entered into the WTO on December 11, 2001. As part of its WTO accession commitments, the PRC government will gradually eliminate import quota and import license systems, reduce tariff, and permit foreign invested enterprises to engage in domestic distribution and retail for all of our major products. The PRC will also eliminate state trading for our major products exclusive of petroleum products and chemical fertilizer. These commitments, once being carried out, may cause the prices for our raw materials and products to be more aligned with those in the international markets and thus affecting the stability in our operating results.

In 2002, we experienced an increase in net sales as a result of increased demand in the international markets for petrochemical products that have favorably affect product prices in the domestic market. However, our gross profit led to operating and net loss as a result of expenses from shutting down manufacturing assets, exchange loss and write-down of the carrying value of property, plant and equipment.

The Company shut down certain less efficient manufacturing facilities during 2002. The four main categories of products manufactured by us continued to be petroleum products, petrochemical and organic chemical products, chemical fertilizers and inorganic chemical products, and synthetic rubber products.

We have identified the accounting policies below as critical to our business operations and the understanding of our results of operations. For a detailed discussion on the application of these and other accounting policies, see Note 2 to the Consolidated Financial Statements. The application of these policies may require management to make judgments and estimates that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. Management uses historical experience and all available information to make these estimates and judgments, and different amounts could be reported using different assumptions and estimates.

     o Revenue recognition. The Company's revenue recognition policy is critical because our revenue is a key component to our results. We follow very specific and detailed accounting guidelines in measuring revenue. However, certain judgments affect the application of our revenue policy. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

     o Provision for accounts receivables. Accounts receivables are carried at original invoice amount less provision for impairment. The Company specifically analyzes historical bad debts, ageing receivables, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     o Inventories. Inventories are stated at the lower of cost or net realizable value. We estimate net realizable value based on intended use, current market value and inventory ageing analyses. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

     o Impairment of long-lived assets. The Company reviews long-lived assets for possible impairment by evaluating whether the carrying amount of assets exceed its recoverable amount. The Company's judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operational performance of our assets. Future adverse changes in legal environment, market conditions or poor operating results could result in losses or an inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

The table below sets forth the Group's sales volume, net sales volume and proportions of total net sales for the periods indicated. As we ceased production of dyestuff and some dye intermediates in late 2000, the sales data for "dyestuff and dye intermediates" have been combined into those for "petrochemical and organic chemical products". The sales data for "petrochemical and organic chemical products" in 2000 was adjusted accordingly. For purposes of the table, "N/A" represents sales volume for certain products, the measurement of which in tons does not provide a meaningful comparison vis-a-vis products in other product categories. Sales volume under the category of "total" does not include sales volume under the category of "other".

                                           2002                                  2001
                           -----------------------------------   -----------------------------------
                              Sales      Net Sales                  Sales      Net Sales
                             Volume        (RMB        % of        Volume        (RMB        % of
                           ('000 tons)   millions)   Net Sales   ('000 tons)   millions)   Net Sales
                           -----------   ---------   ---------   -----------   ---------   ---------
Petrochemical and
   organic chemical
   products                  1,586.4       5,750.1      43.8       1,618.5       5,386.5      43.0
Petroleum products           2,784.1       5,166.2      39.3       2,645.9       5,207.9      41.6
Synthetic rubber
   products                    110.9         782.6       6.0         108.6         781.7       6.2
Chemical fertilizers and
   inorganic chemical
   products                    141.5         123.3       0.9         144.8         107.1       0.9
Other                          N/A         1,316.2      10.0         N/A         1,035.3       8.3
                             -------      --------     -----       -------      --------     -----

Total                        4,622.9      13,138.4     100.0       4,517.8      12,518.5     100.0
                             =======      ========     =====       =======      ========     =====

                                           2000
                           -----------------------------------
                              Sales      Net Sales
                             Volume        (RMB        % of
                           ('000 tons)   millions)   Net Sales
                           -----------   ---------   ---------
Petrochemical and
   organic chemical
   products                  1,360.2       5,830.8      43.5
Petroleum products           2,633.3       5,410.4      40.4
Synthetic rubber
   products                    114.6         878.5       6.6
Chemical fertilizers and
   inorganic chemical
   products                    521.8         458.2       3.4
Other                          N/A           818.4       6.1
                             -------      --------     -----

Total                        4,629.9      13,396.2     100.0
                             =======      ========     =====

The following chart sets forth our financial information for the periods indicated:

                                              Year ended                      Year ended
                                          December 31, 2002                December 31, 2001
                                     -----------------------------   -----------------------------
                                     RMB millions   % of Net Sales   RMB millions   % of Net Sales
                                     ------------   --------------   ------------   --------------
Sales                                  13,138.4          100.0         12,518.5         100.0
Cost of sales                         (12,519.0)         (95.3)       (12,541.9)       (100.2)
Distribution costs, administrative
  expenses and employee separation
  costs and expenses for shut down
  of manufacturing assets              (1,115.8)          (8.5)        (1,278.5)        (10.2)
Loss from operations                     (506.0)          (3.9)        (1,308.5)        (10.5)
Interest expense                         (474.4)          (3.6)          (598.9)         (4.8)
Income taxes                               (1.1)            --             (0.8)           --
Net loss                               (1,023.1)          (7.8)        (1,817.4)        (14.5)
                                       ========          =====         ========         =====

                                              Year ended
                                          December 31, 2000
                                     -----------------------------
                                     RMB millions   % of Net Sales
                                     ------------   --------------
Sales                                  13,396.2        100.0
Cost of sales                         (12,164.2)       (90.8)
Distribution costs, administrative
  expenses and employee separation
  costs and expenses for shut down
  of manufacturing assets              (1,567.9)       (11.7)
Loss from operations                     (334.6)        (2.5)
Interest expense                         (641.1)        (4.8)
Income taxes                               58.5          0.4
Net loss                                 (836.0)        (6.2)
                                      =========        =====

OPERATING RESULTS

Year ended December 31, 2002 compared with Year ended December 31, 2001

Aggregate net sales increased by 5.0% to RMB 13,138.4 million in 2002 compared with RMB 12,518.5 million in 2001.

Net sales of petrochemical and organic chemical products increased by 6.8% to RMB 5,750.1 million in 2002 from RMB 5,386.5 million in 2001, accounting for 43.8% of aggregate net sales in 2002, up from 43.0% in 2001. This increase was primarily due to the increased product prices in the international market for petrochemical products, which in turn resulted in similar price increases in the domestic market. In 2002, the weighted average price for products in this segment increased by 9.7% from 2001. In particular, the weighted average price of styrene, a product that accounts for 10.0% of our total sales, increased by 22.6% from 2001. Sales volume for petrochemical and organic chemical products in 2002 decreased by 2.0% from 2001.

Net sales of petroleum products remained substantially unchanged, decreasing slightly to RMB 5,166.2 million in 2002 from RMB 5,208.0 million in 2001 and accounting for 39.3% of aggregate net sales in 2002, down from 41.6% in 2001. Although the weighted average price of petroleum products increased by 2.3% and sales volume increased by 5.2% over 2001, there was no corresponding increase to net sales due to decrease in the sales volume of solvent oil, which has a substantially higher unit price than other products in the composition of the weighted average price.

Net sales of synthetic rubber increased by 0.1% to RMB 782.6 million in 2002 from RMB 781.7 million in 2001, accounting for 6.0% of aggregate net sales in 2002, down from 6.2% in 2001. The increase in net sales was attributable primarily to an increase in sales volume as a result of a stronger domestic market. The sales volume of synthetic rubber products increased by 2.1% compared with 2001 and the weighted average price of such products decreased by 1.9% from 2001.

Net sales of chemical fertilizers and inorganic chemical products increased by 15.2% to RMB 123.3 million in 2002 from RMB 107.l million in 2001, accounting for 0.9% of aggregate net sales in both 2002 and 2001. The increase in net sales was attributable primarily to an increase in sales volume of inorganic chemicals and other products that fall within this category of products. The sales volume of chemical fertilizer and inorganic chemical products decreased by 2.3% compared with 2001 and the weighted average price of such products increased by 17.8% from 2001.

Revenue from other products and services increased by 27.1% to RMB 1,316.2 million in 2002 from RMB 1,035.3 million in 2001, primarily due to an increase in the sales volume of water, electricity and steam and other services to RMB
392.8 million in 2002 from RMB 197.5 million in 2001.

Cost of sales decreased by 0.2% to RMB 12,519.0 million in 2002 from RMB 12,541.9 million in 2001, representing 95.3% and 100.2% of aggregate net sales from 2002 and 2001, respectively. The decrease in cost of sales was due primarily to a decrease in domestic crude oil prices. In 2002, the weighted average price of crude oil we purchased fell by 3.9% from RMB 1,810 per ton in 2001 to RMB 1,740 per ton in 2002, reflecting decreases in crude oil prices in international markets. In 2002, we processed 4.6 million tons of crude oil, up from 4.3 million tons in 2001.

Distribution costs, administrative expenses and expenses for shut down of manufacturing assets decreased by 12.7% from RMB 1,278.5 million in 2001 to RMB 1,115.8 million in 2002. Administrative expenses decreased by 34.4% from RMB 1,216.3 million in 2001 to RMB 797.4 million in 2002, primarily due to provision for impairment of other current assets of RMB 51.5 million and RMB 323.8 million for the write-down of the carrying value of fixed assets being made in 2002, whereas provision for impairment of receivables of RMB 599.6 million was made in 2001. In the meantime, expenses for shut down of manufacturing assets was RMB
283.4 million, while there were no such expenses in 2001.

Based on the above factors, the Group's loss from operations decreased from RMB 1,308.5 million in 2001 to RMB 506.0 million in 2002.

Interest expenses decreased by 20.8% from RMB 598.9 million in 2001 to RMB 474.4 million in 2001. The decrease in interest expenses was primarily due to our continued adjustment of our loan structure by borrowing short-term loans with lower interest rates to repay some long term loans with higher interest rates as well as a decrease in the total amount of the bank loans from 2001.

Exchange loss increased by 177.1% from RMB 17.6 million in 2001 to RMB 48.7 million in 2002. In addition, exchange gain decreased 88.5% from RMB 67.0 million in 2001 to RMB 7.7 million in 2002. This resulted in a net exchange loss of RMB 41.0 million in 2002 compared to a net exchange gain of RMB 49.4 million in 2001. The increase in exchange loss in 2002 was primarily due to the increase in value of the Euro Dollar against RMB. The decrease in exchange gain in 2002 was primarily due to a decrease in value of the Japanese Yen against RMB.

Our net loss in 2002 was RMB 1,023.1 million, a decrease of 43.7% from a net loss of RMB 1,817.4 million in 2001. This decrease in net loss was due primarily to increase in net sales and decrease in cost of sales and administrative expenses.

Year ended December 31, 2001 compared with Year ended December 31, 2000

Aggregate net sales decreased by 6.6% to RMB 12,5l8.5 million in 2001 compared to RMB 13,396.2 million in 2000, due primarily to the price decrease in the PRC domestic petrochemical products market and a decrease in sales volume as a result of ceasing production of dyestuff, certain dye intermediate products and some chemical fertilizer products.

Net sales of petrochemical and organic chemical products decreased by 7.6% to RMB 5,386.5 million in 2001 from RMB 5,830.8 million in 2000, accounting for 43.0% of aggregate net sales in 2001, down from 43.5% in 2000. Sales decreased as declining product prices reflecting deterioration in the PRC domestic petrochemical products market more than offset increases in sales volume. In 2001, the weighted average price for products in this segment decreased by 22.4% from 2000. Sales volume for petrochemical and organic chemical products in 2001 increased by 19.0% from 2000.

Net sales of petroleum products decreased by 3.7% to RMB 5,208.0 million in 2001 from RMB 5,410.4 million in 2000, accounting for 41.6% of aggregate net sales in 2001, up from 40.4% in 2000. The decrease in net sales was attributable primarily to a 4.2% decrease in the weighted average price of petroleum products reflecting declines in the price of crude oil in international markets, and a 0.5% decrease in sales volume over 2000.

Net sales of synthetic rubber decreased by 11.0% to RMB 781.7 million in 2001 from RMB 878.5 million in 2000, accounting for 6.2% of aggregate net sales in 2001, down from 6.6% in 2000. The decrease in net sales was attributable primarily to the decrease of weighted average price and sales volume as a result of the weaker domestic market. The sales volume of synthetic rubber products decreased by 5.2% compared with 2000 and the weighted average price of such products decreased by 6.1% from 2000.

Net sales of chemical fertilizers and inorganic chemical products decreased by 76.6% to RMB 107.l million in 2001 from RMB 458.2 million in 2000, accounting for 0.9% of aggregate net sales in 2001, down from 3.4% in 2000. The decrease in sales was attributable primarily to the decrease of sales volume as a result of our termination of production of certain chemical fertilizer products. The sales volume of chemical fertilizer and inorganic chemical products decreased by 72.2% compared with 2000 and the weighted average price of such products decreased by 15.7% from 2000.

Revenue from other products and services increased by 26.5% to RMB 1,035.3 million in 2001 from RMB 818.4 million in 2000 due to an increase of supply in certain products and services provided to Jilin Group.

Cost of sales increased by 3.1% to RMB 12,541.9 million in 2001 from RMB 12,164.2 million in 2000, representing 100.2% and 90.8% of aggregate net sales from 2001 and 2000, respectively. The increase in cost of sales was due primarily to our provision for diminution in value of inventories in an amount of RMB 171.2 million, as the book value of some inventories fell below their net realizable value. Raw material costs as a percentage of aggregate net sales decreased from 77.1 % in 2000 to 74.9% in 2001 due primarily to decreases in crude oil prices in 2001. In 2001, the weighted average price of crude oil we purchased fell by 12.9% from RMB 2,077 per ton in 2000 to RMB 1,810 per ton in 2001, reflecting decreases in crude oil prices in international markets. In 2001, we processed 4.3 million tons of crude oil, down from 4.4 million tons in 2000.

Distribution costs, administrative expenses and employee separation costs and expenses for shut down of manufacturing assets decreased by 18% from RMB 1,567.9 million in 2000 to RMB 1,278.5 million in 2001. This decrease was attributable to the write-off of certain loss-making equipment and the severance payment to employees made redundant because of the write-off which were recorded in 2000, while there was no such severance payment in 2001. We increased the provision for impairment of receivables from RMB 60.9 million in 2000 to RMB 599.6 million in 2001 due to the deteriorating chemical product market in 2001. Many of our customers accumulated significant inventory, leading to liquidity problems or even bankruptcies, which significantly impacted their repayment capabilities. Accordingly, throughout the year we continuously re-evaluated all customer's financial conditions and determined that an increase in our provision for impairment of receivables was required.

Based on the above factors, the Group's loss from operations increased from RMB
334.6 million in 2000 to RMB 1,308.5 million in 2001.

Interest expense decreased by 6.6% from RMB 641.1 million in 2000 to RMB 598.9 million in 2001, primarily due to a decrease in loans in 2001.

Income taxes in 2001 was RMB 0.8 million compared to a tax credit of RMB 58.5 million in 2000 which was primarily attributable to the recognition of deferred tax asset in connection with the tax loss incurred during that year. We did not recognize any deferred tax asset for 2001.

The Group's net loss in 2001 was RMB 1,8l7.4 million, an increase of RMB 981.4 million from the loss of RMB 836.0 million in 2000. This was due primarily to a decrease of turnover, an increase in our cost of sales and an increase in provision for accounts receivable.

LIQUIDITY AND CAPITAL RESOURCES

The Group depends upon cash flow from operation, loans from affiliates and banks, and equity financing to satisfy our ongoing liquidity and capital needs. During 2002, our cash position was a decrease of RMB 4.1 million compared to a decrease of RMB 192.0 million in 2001. Although cash outflow for investing activities decreased from 2001, the Company continued to use cash for investing activities.

During 2002, net cash provided by operating activities decreased to RMB 1,329.0 million compared with net cash provided by operating activities of RMB 1,772.5 million in 2001. This decrease was primarily due to the fact that there was a sharp increase in inbound net cash flow as a result of large amount of repayments from a related party in 2001, while no such repayment was made in 2002.

Net cash used for investing activities decreased from RMB 867.2 million in 2001 to RMB 863.4 million in 2002. The decrease was primarily due to fewer capital expenditures in 2002, which more than offset the acquisition of our jointly controlled entity, Jilian. In December 2002, we acquired the remaining 35.0% equity interest in Jilian for a cash consideration of RMB 135.0 million and integrated its business into ours. Jilian was subsequently dissolved in the same month.

Net cash used for financing activities decreased from RMB 1,097.3 million in 2001 to RMB 469.8 million in 2002. This was primarily due to net repayment of borrowings of RMB 468.0 million in 2002 compared with net repayment of borrowings of RMB 1,096.9 million in 2001. Most of the borrowings we repaid in 2002 were long-term bank loans with higher interest rate. We did not issue any new shares in both 2001 and 2002.

As at December 31, 2002, our current assets were RMB 2,466.2 million and current liabilities were RMB 7,722.9 million. The reason we had a larger amount of current liabilities than current assets was primarily due to the increase of provision for bad debts, provision for diminution in value of inventories and provision for impairment based on our principles of being prudent. Furthermore, we have adjusted our loan structure by borrowing short-term loans with lower interest rates to repay some long term loans with higher interest rates. Our net current liabilities increased from RMB 4,695.5 million in 2001 to RMB 7,722.9 million as a result of increases in trade payables, short term loans from a fellow subsidiary and current portion of long-term borrowings.

As at December 31, 2002, we had a negative working capital of RMB 5,256.7 million, compared with a negative working capital of RMB 2,061.9 million as at December 31, 2001. Although we need to pay close attention to our working capital and liquidity position, we do review it on a regular basis and have always been able to satisfy our short-term obligations through the refinancing of indebtedness and other measures. China Petroleum Finance Company Limited, a subsidiary of our ultimate shareholder CNPC, provides us with a loan facility up to RMB 5 billion which will expire on December 31, 2003. As of December 31, 2002, the outstanding amount under that loan facility was RMB 3.6 billion. On 11th April, 2003, China Petroleum Finance Company Limited agreed to increase the loan facility to RMB 8 billion and extend the expiration date to December 31, 2004. With this facility, we believe that we have more than sufficient resources to meet our foreseeable working capital needs. Our gearing ratio was 64.8% as at December 31, 2002, and 65.8% as at December 31, 2001 (gearing ratio is calculated as the ratio between long-term debt and the sum of equity and long-term debt).

As at December 31, 2002, the Group's liquidity ratio was 31.9%, quick ratio was 13.9%, and inventory ratio was 972.7%.

As at December 31, 2002, borrowings were RMB 9,363.5 million, a decrease of RMB
163.5 million as compared with December 31, 2001, among which short-term borrowings were RMB 5,536.7 million, representing an increase of RMB 1,995.2 million as compared with December 31, 2001, and long-term borrowings was RMB 3,826.8 million, representing a decrease of RMB 2,158.8 million as compared with December 31, 2001. These changes reflected our adjustment of loan structure by borrowing short-term loans with lower interest rates to repay some long term loans with higher interest rates. As a result, our interest expense decreased from RMB 598.9 million in 2001 to RMB 474.4 million in 2002.

As at December 31, 2002, the weighted average interest rate of our borrowings range from 5.4% to 6.3%. Fixed-rate borrowings represent 66.8% of the total borrowings. As at December 31, 2002, the maturity of 30.3% of the long-term borrowings was within one year, the maturity of

22.1% of the long-term borrowings was between one year and two years, the maturity of 36.7% of the long-term borrowings was between two and five years and the maturity of 10.9% of our long-term borrowings was above five years.

We do not have seasonal demands for capital. The terms and conditions of our existing bank loans do not restrict our ability to pay dividends on our shares.

As at December 31, 2002, all of our short-term borrowings were denominated in Renminbi. Among the long-term borrowings, foreign currency-denominated loans were in an amount of RMB 2,527 million which needs to be repaid in the relevant foreign currency, among which there was a loan of RMB 1,186 million from Jilin Group Corporation. The foreign currencies for denomination include United States Dollar, Japanese Yen and Euro Dollar. We also have foreign exchange risk in making payment related to import of raw materials and machinery, in which it needs to convert Renminbi into the applicable foreign currency. In addition, dividends for H shares are payable in foreign currency. We believe fluctuations in foreign currency exchange rates will continue to have a significant impact on us. In 2002, we had a net foreign exchange loss of RMB 41.1 million, compared with a net foreign exchange gain of RMB 49.5 million in 2001.

The Group's ability to obtain external financing in the future and the cost of such financing are subject to a variety of uncertainties, including:

o obtaining PRC government approvals required to access domestic or international financing or to undertake any project involving significant capital investment, which, depending on the circumstances, may include one or more approvals from the State Development and Reform Commission, the State Administration of Foreign Exchange, the Ministry of Commerce and the China Securities Regulatory Commission;

o    our future results of operations, financial condition and cash flows;

o    the cost of financing and the condition of financial markets; and

o the potential changes in monetary policy of the PRC government with respect to bank interest rates and lending practices.

We are not aware of any off-balance sheet type arrangements such as special purpose entities that require separate disclosure in this Management's Discussion and Analysis.

Our cash and cash equivalents are denominated in Renminbi. We did not engage in any hedging activities relating to foreign exchange, interest rates or other risks in 2002. We did not exercise our Ethylene Project Option which expired on December 31, 2002.

In 2002, we completed technological upgrades of 140,000 t/a styrene, 1,400,000 catalytic cracking facilities and 60,000 t/a AES projects. We also completed construction work for 300,000 t/a synthetic ammonia facilities. Our overall capital expenditures decreased from approximately RMB 866.9 million in 2001 to approximately RMB 791.7 million in 2002, primarily due to our overall control of cash outflows.

We anticipate our capital expenditure for 2003 to be approximately RMB 140.0 million mainly for technical upgrades of individual equipment. The capital for these expenditures is expected to be financed by our operating income and loans.

US GAAP RECONCILIATION

We prepared our consolidated financial statements in accordance with IFRS, which differs in certain significant respects from US GAAP. The following discussion and analysis of our financial position and results of operation under US GAAP should be read in conjunction with Item 18. Financial Statements -- Consolidated Financial Statements -- Note 31 "Significant Differences between IFRS and US GAAP".

Note 31 to the Consolidated Financial Statements provides a reconciliation between IFRS and US GAAP of our financial position and results of operation. Significant differences relevant to the reconciliation of our financial information from IFRS to US GAAP include revaluation of fixed assets and deferred taxes.

Our net loss in 2002 under US GAAP was RMB 685.6 million, 33.0% lower than our net loss of RMB 1,023.1 million under IFRS primarily due to the fact that the write-down of the carrying amount (net of minority interests) of our fixed assets in the amount of RMB 322.2 million could not be charged to our income statement under US GAAP. Net loss in 2001 under US GAAP was RMB 2,160.7 million, 18.9% higher than our net loss of RMB 1,817.4 million under IFRS primarily due to the valuation allowance of RMB 362.2 million on deferred tax assets provided in 2001 as there was significant uncertainty as to whether the deferred tax assets established as a result of the reversal of fixed assets revaluation surplus under US GAAP can be fully realized. Net loss in 2000 under US GAAP, after the restatement as described in Note 31 to the consolidated financial statements, was RMB 782.1 million, 6.4% lower than our net loss of RMB 836.0 million under IFRS primarily due to the reversal of the depreciation charge of RMB 57.0 million on fixed assets revaluation surplus, partially offset by the related tax effect.

Our shareholders' equity as of December 31, 2002 was RMB 2,240.2 million under US GAAP, 7.5% higher than our shareholders' equity of RMB 2,082.9 million reported under IFRS primarily due to the fact that the write-down of the carrying amount (net of minority interests) of our fixed assets in the amount of RMB 322.2 million in 2002 could not be charged to our income statement under US GAAP, while it was charged to our income statement under IFRS. Our shareholders' equity as of December 31, 2001 was RMB 2,924.3 million under US GAAP, 5.9% lower than our shareholders' equity of RMB 3,106.0 million reported under IFRS, as a result of the reversal of the fixed assets revaluation and the related tax impact under US GAAP.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our expenditures for research and development were approximately, RMB 11.2 million, RMB 11.6 million and RMB 3.9 million in 2000, 2001 and 2002, respectively. We intend to increase our annual research and development budget as market needs require.

Our research and development efforts have substantially aided our ability to develop new products and improve product quality. In 2002, we introduced no new principal products.

TREND INFORMATION

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 143 "Accounting for Asset Retirement Obligations", or FAS 143. FAS 143 establishes accounting standards for the recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. We are evaluating the effect of adopting FAS 143.

In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146 "Accounting for Costs Associated with Exit or Disposal Activities", or FAS 146. FAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. Examples of costs covered by FAS 146 include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for Certain Costs, Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)", or EITF 94-3. FAS 146 replaces EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We will comply with FAS 146 commencing January 1, 2003.

FASB issued Interpretation 45 "Guarantor - Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", or FIN 45, in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The adoption of disclosure requirements that are effective for the year ended December 31, 2002 did not have a material effect on our consolidated financial statements.

Item 6.  Directors, Senior Management and Employees

         DIRECTORS AND SENIOR MANAGEMENT

The table below sets forth certain information concerning our directors, executive officers and members of the supervisory committee, or Board of Supervisors. All directors except for Yu Li, Rupert Li, Wang Baifeng and Lu Yanfeng were elected on February 28, 2001. Yu Li, Rupert Li, Wang Baifeng and Lu Yanfeng were elected on June 17, 2002. All directors will serve terms of three years or until the election of their respective successors.

Name                       Age   Position
----                       ---   --------
Directors
Yu Li                       44   Chairman of the Board of Directors
Xu Fengli                   56   Deputy Chairman of the Board of Directors
Shi Jianxun                 58   General Manager; Director
Zhang Xingfu                50   Deputy General Manager; Director
Lan Yunsheng                45   Deputy General Manager; Chief Financial Officer; Director
Ni Muhua                    52   Director
Jiang Jixiang               50   Director
Wang Baifeng                57   Independent Director
Lu Yanfeng                  43   Independent Director
Rupert Li                   46   Independent Director

Name                       Age   Position
----                       ---   --------
Other Executive Officers
Li Chongjie                 40   Deputy General Manager
Zhang Liyan                 52   Deputy Chief Financial Officer; Secretary of the Board

Board of Supervisors
Zou Haifeng                 57   Chairman of the Board of Supervisors
Yang Jigang                 40   Supervisor
Yan Weidong                 56   Supervisor
Li Shumin                   53   Supervisor
Wang Huaiqing               46   Supervisor

     Directors

Yu Li, male, aged 44, a senior engineer, is the Chairman of the Board of Directors of the Company and general manager of PetroChina Jilin Petrochemical Company. Mr. Yu graduated from Northeast University and China Social Sciences Institute. Mr. Yu has held several executive positions, including vice director of Fushun Petrochemical Detergent Plant, assistant manager and deputy manager of Fushun Petrochemical Company, deputy general manager of Fushun Petrochemical Company, and manager of Fushun Petrochemical Company. Mr. Yu has extensive experience in the administration of large scale petroleum and petrochemical enterprises.

Xu Fengli, male, aged 56, a senior accountant, is deputy chairman of the Company and a deputy general manager of the finance department of PetroChina. Mr. Xu graduated from Xian Petroleum Institute. He was appointed as chief accountant of Fushun Petrochemical Company, vice director of Finance and Assets Department of CNPC, and a member of Preparatory Group of Refining and Marketing Company of PetroChina. Mr. Xu has extensive experience in refining and financial management.

Shi Jianxun, male, aged 58, a senior engineer, is the general manager of the Company. He graduated from East China Chemical Engineering Institute in 1966, and joined the Predecessor in the same year. He has held several executive positions with the Predecessor, including Director of the Predecessor Design Institute. He was elected as a non-executive director of the Company in December 1994 and was elected as executive director of the Company and appointed as general manager in February 2001. Mr. Shi has rich experiences in administration and construction of large scale of petroleum and petrochemical projects.

Zhang Xingfu, male, aged 50, is a senior engineer and a deputy manager of the Company. Mr. Zhang joined the Predecessor in 1982 after graduating from Daqing Oil Institute. He held positions including deputy director of the refining plant of the Company and deputy manager of Jilin Group. Mr. Zhang has extensive experience in administration of chemical production.

Lan Yunsheng, male, aged 45, a senior accountant, is a deputy manager and chief financial officer of the Company. Mr. Lan graduated from Jilin University in 1999. He was appointed as director of the finance department of Fushun Ethylene Plant, deputy chief accountant and chief accountant of Fushun Petrochemical Company. Mr. Lan has extensive experience in refining and financial management.

Ni Muhua, male, aged 52, a senior economic advisor, is a deputy manager of PetroChina Jilin Petrochemical Company. Mr. Ni graduated from Jilin Chemical Engineering Institute in 1984. Mr. Ni has held several executive positions with the Predecessor. He was elected as a Director of the Company in December 1994. Mr. Ni has extensive experience in the administration of marketing and sales.

Jiang Jixiang, male, aged 50, is a senior economic advisor and a deputy manager of PetroChina Jilin Petrochemical Company. Mr. Jiang graduated from Jilin Industrial University and joined the Predecessor in 1970. Mr. Jiang was appointed as chief dispatcher, director assistant and vice director of the Refining Plant, chief of Basic Construction Headquarters and director of Management Department of Basic Construction of Jilin Chemical Group Corporation. Mr. Jiang has extensive experience in refining industry and construction of chemical industry.

Wang Baifeng, male, aged 57, senior accountant and registered accountant, is the chairman and president of Jilin International Cooperation (Group) Company Limited. Mr. Wang graduated from Finance School of Jilin Province in August 1964. Mr. Wang held several positions including chief of Financial Department of Financial Bureau, deputy chief of Light Industry Bureau of Jilin Province, and vice chairman of Jilin International Trust & Investment Company.

Lu Yanfeng, male, aged 43, Ph.D, is professor of law, vice dean of Jilin University School of Law, executive director of the Chinese Society of Private International Law, director of Chinese Society of International Law, legal advisor for Jilin Provincial Government, Member of Advisory Committee for Economic, Social Development and Environment for Jilin provincial Government, member of Political Consultative Conference of Changchun City and its Member of Society and Law Committee, arbitrator of Changchun Arbitration Association, arbitrator of Guangzhou Arbitration Association and a lawyer. He graduated from the law department of Jilin University in 1982. Mr. Lu successively held the positions of lecturer, associate professor, head of public international law and private international law section at Jilin University School of Law.

Rupert Li, male, aged 46, United States attorney and J.D., is a partner of Coudert Brothers. Mr. Li received his J.D. from New York University in 1987, his B.A. from Columbia University in 1984. Mr. Li mainly practices international commercial law in the U.S., Hong Kong and China.

     Other Executive Officers

Li Chongjie, male, aged 40, a senior engineer, is a deputy manager of the Company. Mr. Li graduated from Jilin Engineering Institute in 1985. He has held several positions in the Company including director of SBR plant of Organic Synthesis Factory and chief of production and technology department of the Company. Mr. Li has extensive experience in petrochemical production and management.

Zhang Liyan, female, aged 52, a senior accountant, is secretary of the Board and deputy chief financial officer of the Company. Ms. Zhang graduated from Jilin Finance and Trade Institute and joined the Predecessor in 1968. She has held several positions including deputy chief of the finance department at the Predecessor, director of the capital and securities department of the Company and chief of the finance department of the Company.

     Board of Supervisors

We have a Board of Supervisors whose primary duty is the supervision of our senior management, including the Board of Directors, managers and senior officers. The function of the Board of Supervisors is to ensure that senior management acts in the interest of us, our shareholders and employees and does not perform acts which violate PRC law. The Board of

Supervisors reports to the shareholders in general meetings. The Articles of Association provide the Board of Supervisors with the right to investigate our business and financial affairs and to convene shareholders' meetings from time to time. The Board of Supervisors currently comprises four members.

Zou Haifeng, male, aged 57, a senior engineer, is chairman of the Board of Supervisors of the Company and a Director of PetroChina. Mr. Zou graduated from Northeast China Engineering Institute in 1968. He joined the Predecessor in 1977 and has held various executive positions, including Deputy Chief Engineer, executive director and deputy manager of the Company and was re-elected as chairman of the Board of Supervisors of the Company in February 2001.

Yang Jigang, male, aged 40, a senior engineer, is deputy chief manager and chief engineer of Chemical Production and Marketing Company of PetroChina. Mr. Yang graduated from Lanzhou University in 1987. He was appointed as vice director of Lanzhou Chemical Company, chief engineer of Refining and Chemical Production Department of CNPC He was elected as a Supervisor of the Company in February 2001.

Yan Weidong, male, aged 56, is a senior accountant and chief of the auditing department of the Company. Mr. Yan graduated from People's University of China in 1990 and joined the Predecessor in 1968. Mr. Yan was appointed as the Group's Chief of Financial Department in 1996. He was elected as a Supervisor of the Company in December 1997 and was re-elected in February 2001.

Li Shumin, male, aged 53, is a senior economic advisor and the deputy director of the supervisory department of the Company. Mr. Li graduated from Nanjing Chemical Engineering Institute in 1983 and joined the Predecessor in 1970. He was appointed as Deputy Party Secretary of the dyestuff plant of the Company in 1986. He was elected as a Supervisor of the Company in December 1997 and was re-elected in February 2001.

Wang Huaiqing, male, aged 46, is an engineer and a model worker. He is deputy director of Ethylene Plant of the Company. Mr. Wang graduated from Jilin Chemical Engineering Institute in 1987. He was re-elected as a Supervisor of the Company in February 2001.

COMPENSATION OF DIRECTORS, SUPERVISORS AND OFFICERS

The aggregate amount of cash remuneration paid by us to the directors, supervisors and officers during the year ended December 31, 2002 was approximately RMB 444,000. In addition, officers and directors who are also our officers or employees receive certain other benefits in kind, such as subsidized or free health care services, housing and transportation, customarily provided by enterprises in the PRC to their employees. See "Employees".

BOARD PRACTICES

Each of our executive directors and supervisors has entered into a service agreement with us for an initial term of three years. No other service contracts exist or have been proposed between us or any of our subsidiaries and any of the directors or supervisors.

Jiao Haikun resigned as a director on January 17, 2002. On June 17, 2002, Venantius Tan, Wang Junfeng and Zhao Yongjin resigned as directors. Mr. Jiao Haikun served as the Chairman of our Board of Directors from March 1998 to January 2002 and a director from December 1994 to June

2002. Each of Venantius Tan and Zhao Yongjin served as an independent director from February 2001 to June 2002. Wang Junfeng served as an independent director from December 1994 to June 2002.

The Audit Committee of the Board of Directors consists of Rupert Li, Wang Baifeng and Lu Yanfeng. The Audit Committee is primarily responsible for selecting auditor, monitoring our internal auditing system, reviewing interim and annual financial statements, coordinating internal and external audit and review our material related party transactions.

The Remuneration and Examining Committee of the Board of Directors, or Remuneration Committee, consists of Shi Jianxun, Lan Yunsheng, Wang Baifeng and Lu Yanfeng. The Remuneration and Examining Committee is primarily responsible for proposing to the Board of Directors the remuneration plan for our directors and executive officers, conducting annual review on performance of directors and executive officers and monitoring the implementation of our remuneration system.

The Strategy Committee of the Board of Directors consists of Yu Li, Shi Jianxun, Lan Yunsheng and Rupert Li. The Strategy Committee is primarily responsible for studying and advising on our long-term development strategy and major investment plans.

The Nominating Committee of the Board of Directors consists of Yu Li, Shi Jianxun, Wang Baifeng and Lu Yanfeng. The Nominating Committee is primarily responsible for nominating directors and managers.

EMPLOYEES

As of December 31, 2000, 2001 and 2002, we employed approximately 23,300, 22,300 and 22,725 persons respectively. As of December 31, 2002, of our total employees, approximately 1,893 were management and administrative personnel, approximately 1,143 were engineers and technicians, approximately 11,431 were factory personnel directly involved in production and the remainder are ancillary service workers and other personnel. Approximately 12.9% of our work force graduated from universities or technical colleges.

Currently, all members of our work force are employed under employment contracts which specify the employee's position, responsibilities, remuneration and grounds for termination. We believe that such a contract system imposes discipline, provides work incentives and gives us a greater degree of management control. We believe that, by protecting the respective rights of the enterprise and our employees and by linking remuneration to productivity, the contract system has also improved employee morale. Our employees generally sign contracts specifying terms of one, three or eight years.

As part of the trade union structure of our Parent, we have a trade union which protects employees' rights, aims to assist in the fulfillment of our economic objectives, encourages employee participation in management decisions and assists in mediating disputes between us and union members. Each of our nine operating units has a separate branch of the trade union. We have not been subjected to any strikes or other labor disturbances which have interfered with our operations, and we believe that our relations with our employees are good.

We participate with our employees in a pension plan managed by the Jilin Provincial Government, pursuant to which we and our employees pay an annual contribution to the plan.

We annually contribute an amount equal to 25.0% of the annual salary (including base salary, over-time payments, allowances and bonuses) of each employee to a pension fund. In 2002, our total contribution to our employees' pension plan was RMB 84.2 million. Each employee is also required to contribute a certain percentage of his or her salary to a pension fund. The employees' contribution percentage can be adjusted by the Jilin Provincial Government and in 2002 the percentage was 6.0%. Upon retirement, all of our employees are entitled to pension payments from the plan. Jilin Group Pension Funds Management Center (also known as Jilin Provincial Social Insurance Company Jilin Group Agency Office) has been entrusted by the Jilin City Government with collecting contributions and making payments to retired employees. We do, however, pay the cost of retiree medical benefits.

We do not currently carry workers' compensation or other similar insurance. However, all employees who are unable to work due to illness or disability are entitled to receive certain benefits during the period of their absence from the workplace. Generally, if the illness or disability is job-related, the employee is entitled to receive 100.0% of his or her base salary without any time limitation. If the illness or disability is not job-related, pursuant to PRC government regulations, based on the length of the employee's employment, he or she will receive not less than 60.0% of his or her base salary for a period of six months, and 40.0% to 60.0% of his or her base salary thereafter.

With respect to healthcare, in accordance with PRC state policy, companies are required to maintain a health insurance fund in order to provide healthcare benefits to employees. Under this system, contributions to the health insurance fund are made by both us and our employees. We make annual contributions equal to 10.0% of the total annual salaries paid in the previous year to existing employees, and employees make monthly contributions equal to 1.0% of their average monthly salary received in the previous year.

In 1996, we began implementing an employee housing reform program, as required by PRC government policy, pursuant to which we are encouraged to provide opportunities to our employees to purchase ownership interests in their housing. In general, housing is constructed by our Parent and assigned to our employees. Employees are provided with an option to purchase their assigned housing at preferential prices which are generally lower than our Parent's cost of construction. We have agreed to reimburse our Parent for the differential between our Parent's cost of construction and the preferential sales price of housing which is constructed and distributed after January 1, 1997, and with respect to which an employee has exercised such a purchase option. The expenses incurred by us in connection with this program did not materially impact our results in 2002 and such expenses are not expected to materially impact the results in the future.

SHARE OWNERSHIP

The following chart sets forth the shareholding information for our directors, other executive officers and supervisors who held their offices in 2002 as of December 31, 2002.

                                                                      Percent of
                                                                     Outstanding
Name                                Title of Class    Amount Owned    Shares(1)
----                                --------------    ------------   -----------
Directors

Yu Li                               N/A                      0            0

                                                                      Percent of
                                                                     Outstanding
Name                                Title of Class    Amount Owned    Shares(1)
----                                ---------------   ------------   -----------
Xu Fengli                           N/A                      0            0
Shi Jianxun                         Domestic Shares      3,550            *
Zhang Xingfu                        N/A                      0            0
Lan Yunsheng                        N/A                      0            0
Ni Muhua                            Domestic Shares      3,550            *
Jiang Jixiang                       N/A                      0            0
Wang Baifeng                        N/A                      0            0
Lu Yanfeng                          N/A                      0            0
Rupert Li                           N/A                      0            0

Other Executive Officers
Li Chongjie                         N/A                      0            0
Zhang Liyan                         N/A                      0            0

Supervisors
Zou Haifeng                         Domestic Shares      3,550            *
Yang Jigang                         N/A                      0            0
Yan Weidong                         N/A                      0            0
Li Shumin                           N/A                      0            0
Wang Huaiqing                       N/A                      0            0

(1) "*" Represents less than one percent of the class of shares. None of the shares have different voting rights.

We have never established or maintained a share option plan for our directors, executive officers, supervisors or other employees. We have not made any arrangements for involving employees in our capital.

Item 7. Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

As of June 16, 2003, our Parent owned 67.29% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our Articles of Association. Prior to July 1998, our Parent was a state-owned enterprise under the administrative control of the Jilin Provincial Government. On July 1, 1998, our Parent became a direct subsidiary of CNPC. CNPC is a state-owned enterprise which oversees the exploration of oil and natural gas resources and engages in businesses in the petrochemical industry. CNPC is subject to industrial oversight by certain government entities, including the State Assets Regulatory and Management Commission, the State Development and Reform Commission and the Ministry of Commerce. On November 5, 1999, pursuant to the CNPC Reorganization, PetroChina, a controlled subsidiary of CNPC, became our new Parent. See Item 4. Information on the Company -- The PRC Chemical Industry and Relevant Markets. Our Articles of Association provide certain protection against the abuse of a controlling shareholder by stipulating that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the minority shareholders with respect to certain enumerated matters of fundamental importance to shareholders. There has not been, however, any published report of judicial enforcement in the PRC of such provisions by minority shareholders.

The following table sets forth certain information regarding the ownership of our capital stock as of June 16, 2003 held by shareholders who are known to us to own beneficially 5% or more of each class of our voting securities. None of those shareholders have different voting rights:

                           Identity of                             Percent of     Percent of Capital
Title of Class           Person or Group           Amount Owned   Capital Stock   Stock in its class
---------------   -----------------------------   -------------   -------------   ------------------
Domestic Shares            Parent                 2,396,300,000      67.29%             92.31%
H Shares          HKSCC Nominees Limited            805,902,699      22.63%             83.53%
H Shares          Hong Kong & Shanghai Banking      135,105,300       3.79%             14.00%
                  Corporation (Nominee) Limited

The following table sets forth change in percentage ownership of 0.01% or more of our capital stock held by shareholders who are known to us to own beneficially 5.0% or more of each class of our voting securities during the three-year period ended December 31, 2002:

   Identity of Person or        Change of Percent of    Change of Percent of    Change of Percent of
          Group                 Capital Stock in 2000   Capital Stock in 2001   Capital Stock in 2002
-----------------------------   ---------------------   ---------------------   ---------------------
Parent                                 -2.96%                     --                       --
HKSCC Nominees Limited                 -0.80%                  +0.24%                   +0.31%
Hong Kong & Shanghai Banking           -0.17%                     --                    +0.01%
Corporation (Nominee) Limited

As of June 16, 2003, a total of 964,778,000 H Shares were outstanding, none of which was held by U.S. holder of record, and a total of 690,828 ADSs, representing the equivalent of 69,082,800 of the total number of outstanding H Shares, were outstanding, all of which were held by 60 U.S. holders of record. A total of 2,596,300,000 Domestic Shares were also outstanding. As Domestic Shares can only be held by PRC investors, there were no non-PRC holders of record.

RELATIONSHIP WITH OUR PARENT, CNPC AND THE PRC GOVERNMENT

Prior to the Restructuring, the Predecessor, which became our Parent after the Restructuring, was the owner of the business, operations, assets and liabilities that we assumed in the Restructuring. In the Restructuring, the Predecessor assigned its major chemical industrial businesses, operations, assets and liabilities and all related ancillary units and facilities to us. In return, our Parent received 100.0% of our equity. Following the Restructuring, our Parent continues to own the businesses, operations, assets and liabilities of the Predecessor not assumed by us. Prior to July 1998, our Parent was a State-owned enterprise under the administration of the Jilin Provincial Government and, on July 1, 1998, our Parent became a wholly-owned subsidiary of CNPC. Accordingly, since July 1, 1998 we have been controlled by CNPC through its control over our Parent. Pursuant to the CNPC Reorganization, effective November 5, 1999, PetroChina became our new Parent. PetroChina is a controlled subsidiary of CNPC. Both CNPC and our Parent exercise their rights as the controlling shareholders of our Parent and us, respectively, according to relevant PRC laws, rules and regulations. See Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions.

Prior to the Industry Restructuring, the Predecessor was subject to the supervision and management of the Ministry of Chemical Industries with respect to its operations, although this supervision and management authority was administered by the Jilin Provincial Government. The Predecessor was also required to make tax payments and profit distributions to the Jilin Provincial Government. In March 1998, pursuant to the Industry Restructuring, SOCIB, as successor to the Ministry of Chemical Industries, China National Petrochemical Corporation and

China National Oil and Gas Corporation, became the controlling governmental authority of the chemical and petrochemical industries in China and our Parent became subject to SOCIB's industrial oversight until SOCIB was replaced by the State Economic and Trade Commission in February 2001. Prior to July 1998, we were controlled by the Jilin Provincial Government through that entity's administrative control over our Parent, our controlling shareholder.

In March 2003, the State Economic and Trade Commission was dissolved by the PRC government, and its functions in directing the reform and management of State-owned enterprises were assumed by the State Assets Regulatory and Management Commission, its functions in industry planning and policy making were assumed by the State Development and Reform Commission, and its functions in administering domestic trade, coordinating and implementing import and export plan of critical industrial products and raw materials were assumed by the Ministry of Commerce. We are currently subject to the industrial oversight of these three new government agencies at the national level.

RELATED PARTY TRANSACTIONS

     Division Agreement with Parent

The Restructuring was carried out in preparation for the Combined Offering and to focus our activities on our primary business as a large-scale diversified chemical enterprise. Pursuant to the Restructuring, we were established as a joint stock limited company under the PRC Company Law on December 13, 1994, as part of the division of the Predecessor. The Predecessor changed its name to Jilin Chemical Group Corporation following the division and we took over, as of October 1, 1994, the effective date of the Restructuring, those assets and liabilities of the Predecessor which related to our principal businesses, as well as certain ancillary functions including power supply and additional infrastructure, waste treatment, rail transportation, sales and marketing, research and development and other business support functions. The Predecessor, which became Jilin Group in the Restructuring, retained the assets, liabilities and businesses that were not assumed by us. These assets included certain production units that are not competitive with our businesses and certain social services, government functions and other ancillary services.

Since the Restructuring, Jilin Group has continued to own and operate certain production facilities, one construction business and a wide range of other smaller-scale businesses (none of which poses any material competition to our businesses), including its non-revenue generating operations (such as schools, hospitals and residential housing). In the CNPC Reorganization, five of the Additional Seven Facilities were transferred by Jilin Group to PetroChina. Jilin Group and PetroChina each remain responsible for the Additional Seven Facilities that are now under their respective control.

In connection with the Restructuring, we entered into a division agreement with Jilin Group for the purpose of defining the division of the Predecessor's business between Jilin Group and us and of giving effect to such division. We and Jilin Group gave mutual indemnities to each other for all claims against one of us respectively arising from or in respect of the assets and liabilities other than those which one of us have respectively assumed pursuant to the Restructuring. However, any indemnity payments to be made by us to Jilin Group would not extend to any item or related amount not included in our total current, long-term and contingent liabilities as of September 30, 1994. The purpose of the indemnities was to ensure that neither we nor Jilin Group would bear liabilities which we had not agreed to assume, even in cases where third parties have not consented to the division of liabilities between us and continue to make claims on the entity which has not assumed the relevant liability. In addition, Jilin Group gave an undertaking to us in that division agreement that it would not compete, or engage in operations which are likely to compete, with our businesses or operations, subject to the agreements between the parties relating to the business and operations of the Ethylene Project.

     Agreement with Jilin Group for Cross-provision of Goods and Services

As was the case prior to the Restructuring, certain transactions between us and Jilin Group and its subsidiaries continued after the Restructuring in the form of cross-provision of goods and services on a priority but non-exclusive basis. The principal goods and services that are provided by Jilin Group and its subsidiaries to us include the following: gas and steam, as utilities for our employees; medical and health services; telephone and mass communication services; feedstock for further processing by us (such feedstock principally consisting of products produced by the Additional Seven Facilities, including a-advanced alcohol and acrylonitrile); archives and information services; computer network maintenance and software development; technical education of employees; and sea transportation of goods. Additionally, the construction subsidiary of Jilin Group provided construction services to us for constructing parts of the Original Four Facilities and provides general repair and maintenance services in relation to our buildings and properties. The aggregate cost to us of these goods and services was approximately RMB 574.0 million in 2002. The principal goods and services to be provided by us to Jilin Group and its subsidiaries include the following: rail transportation of goods; waste water treatment; and feedstock for further processing by Jilin Group and its subsidiaries. The aggregate value of these goods and services provided by us was approximately RMB 659.0 million in 2002.

The prices at which the goods and services are supplied are:

     o state prices, i.e. mandatory prices in accordance with PRC regulations;

     o    where there is no applicable state price, market price; or

     o where there is no applicable state price or market price, at cost (provided that the increase in unit cost in any year may not exceed the higher of 5.0% and the increase in the consumer price index for Jilin City for the immediately preceding year).

We have entered into a 10-year composite services agreement with Jilin Group which sets out in detail the goods and services to be provided, the basis of charges and the length of the notice period required before the provision of any particular goods or services may be terminated.

     Provision of Feedstock to the Additional Seven Facilities

We provide feedstock to Jilin Group and PetroChina for use in the Additional Seven Facilities respectively owned by them. The prices at which the goods and services are supplied are:

     o state prices, i.e. mandatory prices in accordance with PRC regulations;

     o    where there is no applicable state price, market price; or

     o where there is no applicable state price or market price, at cost (provided that the increase in unit cost in any year may not exceed the higher of 5.0% and the increase in the consumer price index for Jilin City for the immediately preceding year).

     Our Import and Export Agent

Jilin Group's subsidiary, Jilin Chemical Import and Export Company, currently acts as our agent for the import of equipment and technology and raw materials. In addition, it purchases all of our products for export.

     Related Party Loans

The outstanding loans during 2002 from Jilin Group were used to finance the construction of our production facilities. During 2002, the largest amount outstanding for loans from Jilin Group was RMB 1,366.0 million, all of which were foreign currency denominated loans related to the Ethylene Project. During 2001, the largest amount outstanding for loans from Jilin Group was RMB 2,768.0 million, which included both Renminbi and foreign currency denominated loans. Further to an agreement between us and Jilin Group effective September 30, 1998, Jilin Group assumed the foreign currency loans borrowed by us and agreed to make periodic loan repayments on our behalf and in turn, we agreed to pay Jilin Group the Renminbi equivalent of such repayments at an exchange rate determined as at September 30, 1998. we re-assumed some of these foreign currency loans effective January 1, 2000. Accordingly, those loans were denominated in Renminbi in our financial statements until January 1, 2000 when the loans were reconverted to foreign currency loans. See Item 4. Information on the Company -- The Ethylene Project -- Financing for the Ethylene Project.

Jilin Group and China Petroleum Finance Company Limited, or CP Finance, a subsidiary of CNPC, have available to them from PRC banks and financial institutions a number of Renminbi and foreign currency loans and banking facilities which have been lent to us for the construction of our production facilities and as our working capital. The principal commercial terms of such on-lending are on the same terms as to interest rate and maturity as the corresponding loans to Jilin Group and CP Finance, respectively. All loans made by Jilin Group and CP Finance are unsecured. Jilin Group and CP Finance have obtained all necessary consents from lenders and the relevant regulatory authorities for such lending.

The outstanding loans during 2002 from CP Finance were used to finance the construction of our production facilities and our working capital needs. During 2002, the largest amount outstanding for loans from CP Finance was RMB 6,510.5 million denominated in Renminbi. For all working capital loans and facilities, the on-lending has been and will be made by CP Finance for non-specific purposes at interest rates which represent the cost of funds to CP Finance, provided that the rates charged by CP Finance are no higher than either the best lending rates offered by CP Finance to its corporate customers from time to time or the prevailing rates prescribed by the PRC government or, if none are so prescribed, the prevailing market rates from time to time. As of December 31, 2002, we had short-term outstanding loans from CP Finance in an amount of RMB 3.58 billion which were part of a RMB 5 billion facility to finance our working capital needs with an interest rate of 4.776% - 5.019% per annum. The facility will expire on December 31, 2003. Item 18. Financial Statements -- Consolidated Financial Statements -- Note 21

     Transactions with CNPC Subsidiaries

We and certain subsidiaries of CNPC are engaged in various transactions. On a recurring basis, we buy crude oil from Daqing and Fuyu (Jilin) oilfields, each a company ultimately controlled by CNPC, and sell gasoline, diesel oil and petrochemical products to companies controlled by CNPC. The aggregate amount spent by us for the purchase of crude oil and other raw materials from companies controlled by CNPC during the period from January 1, 2002 to December 31, 2002 was approximately RMB 6.6 billion. The aggregate revenues we generated from our sale of gasoline, diesel oil and petrochemical products to companies controlled by CNPC during the same period were RMB 1.8 billion, RMB
3.0 billion and RMB 2.2 billion, respectively. These transactions were conducted on normal commercial terms on an arm's length basis in the ordinary and usual course of our business. The prices of crude oil purchased by us and the prices for gasoline and diesel oil sold by us in these transactions were based on the prices set by CNPC in accordance with prevailing government pricing policies. See Item 18. Financial Statements -- Consolidated Financial Statements -- Note 28.

     CNPC Insurance Programs

Beginning November 1, 1999, we began participating in the insurance programs established by CNPC and approved by the PRC government. Other than automobile insurance, we did not renew existing insurance policies with third party insurers when they expired in year 2000 and we replaced them with comparable policies offered by CNPC. The amount of insurance premiums payable by us to CNPC under the new insurance programs as of December 31, 2002 was approximately RMB
36.0 million, and is expected to be approximately RMB 36.6 million in 2003. We believe that our participation in the CNPC insurance programs are on normal commercial terms on an arm's length basis in the ordinary and usual course of our business.

     Directors and Supervisors appointed by Parent

Several of our directors, supervisors and senior officers hold or have held positions of responsibility in our Parent. In particular, Yu Li, the chairman of our Board of Directors, is general manager of PetroChina Jilin Petrochemical Branch Company; Zou Haifeng, the chairman of our Board of Supervisors, is a director of our Parent; Ni Muhua and Jiang Jixiang, two of our Directors, are deputy managers of PetroChina Jilin Petrochemical Branch Company; Xu Fengli, one of our Directors, is a deputy general manager of our Parent's finance department; and Yang Jigang, one of our Supervisors, is deputy chief manager and chief engineer of our Parent's Chemical Production and Sales Branch Company.

INTERESTS OF EXPERTS

Not applicable.

Item 8. Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Pages 1 to 43 following Item 19.

     Legal Proceedings

Neither we nor any of our subsidiaries are a party to nor is any of our property the subject of any material pending legal or arbitration proceedings.

     Dividend Payments

Our Articles of Association require that cash dividends in respect of H Shares be declared in Renminbi and paid by us in HK dollars. Our Articles of Association further stipulate that such dividends must be converted into HK dollars at the average of the closing HK dollar exchange rates as announced by the People's Bank of China for the calendar week preceding the date on which such dividends are declared.

With respect to the payment of dividends, we may, after taxes have been paid in accordance with applicable law, make distributions to our foreign shareholders with funds in our foreign exchange account. Should we not have sufficient foreign exchange reserves in our foreign exchange account, we may purchase payments in foreign currency. Although we believe that we can meet our foreign currency requirements for such dividend payments, no assurance can be given that foreign currency for such payments will always be available or that the rates for conversion of Renminbi to foreign currencies will not decline.

The holders of the ADSs receive HK dollar dividend payments in US dollars at conversion rates related to market rates and subject to fees as set forth in the corresponding Deposit Agreement. Since October 17, 1983, the HK dollar has been linked to the US dollar at the rate of HK$7.80 = US$1.00, and the Hong Kong government has stated its intention to maintain the link at that rate.

Dividend payments may be subject to PRC withholding tax. See Item 10. Additional Information PRC Taxation -- Tax on Dividends.

See also, Item 3.  Key Information -- Selected Financial Data -- Dividends.

SIGNIFICANT CHANGES

Not applicable.

Item 9. The Offer and Listing

OFFER AND LISTING DETAILS

Not applicable except for Item 9.A.4. and 9.C.

     Price History of Our Shares

Set forth below is certain market information relating to the H Shares and ADSs in respect of the period from January 1, 1998 to May 31, 2003.

                                              Price per H Share   Price per ADS
                                                    (HK$)              (US$)
                                              -----------------   --------------
                                                High     Low       High     Low
                                                -----   -----     ------   -----
1998                                            1.070   0.277     11.146   2.686
1999                                            1.074   0.302     12.492   3.233
2000                                            0.740   0.350      9.437   4.375
2001                                            1.210   0.345     15.250   4.750
2002                                            0.810   0.480      9.800   5.750


                                              Price per H Share   Price per ADS
                                                    (HK$)              (US$)
                                              -----------------   --------------
                                                High     Low       High     Low
                                                -----   -----     ------   -----
2001
   First Quarter                                0.710   0.375      9.000   4.750
   Second Quarter                               1.210   0.520     15.250   6.640
   Third Quarter                                0.960   0.345     12.190   4.900
   Fourth Quarter                               0.670   0.450     10.200   3.220

2002
   First Quarter                                0.710   0.500      8.900   6.450
   Second Quarter                               0.680   0.570      8.420   7.400
   Third Quarter                                0.810   0.480      9.800   5.750
   Fourth Quarter                               0.700   0.485      8.600   5.870

2003
   First Quarter                                0.780   0.570      9.150   7.350

   December, 2002                               0.700   0.570      8.600   7.420
   January, 2003                                0.680   0.570      8.230   7.350
   February, 2003                               0.750   0.640      8.850   8.050
   March, 2003                                  0.780   0.680      9.150   8.440
   April, 2003                                  0.740   0.560      9.500   7.750
   May, 2003                                    0.870   0.630     10.650   8.250

MARKETS

The principal trading market for our H Shares is the Hong Kong Stock Exchange. The ADSs, each representing 100 H Shares, have been issued by The Bank of New York as Depository and are listed on the New York Stock Exchange under the symbol "JCC." Prior to the Combined Offering and subsequent listings on the Hong Kong and New York Stock Exchanges on May 23 and 22, 1995, respectively, there was no market for the H Shares or ADSs.

Pursuant to PRC law, our domestic-listed shares were suspended from trading on the Shenzhen Stock Exchange on April 30, 2003 as a result of our reporting of three consecutive years of net losses from January 1, 2000 to December 31, 2002. If we are able to generate financial profits for the period ending the first six months of 2003, we may apply for resumption of trading of our domestic-listed shares. If we are unable to generate financial profits for the period ending the first six months of 2003 or we report profits during that period but then report net losses for the year ended December 31, 2003, then our domestic-listed shares will be de-listed from the Shenzhen Stock Exchange.

Item 10. Additional Information

SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Our articles of association, as amended, are incorporated by reference as noted in Item 19. Set forth below is certain information relating to the H Shares, including a brief summary of certain provisions of our articles of association and selected laws and regulations applicable to us. Such summary does not purport to be complete and reference is made to our articles of association and the texts of the applicable laws and regulations.

     Sources of Shareholders' Rights

Currently, the primary sources of shareholder rights are our articles of association, the PRC Company Law and the Listing Rules, which, among other things, impose certain standards of conduct, fairness and disclosure on us, our directors and our controlling shareholder. To facilitate the offer and listing of shares of PRC companies overseas, and to regulate the behavior of companies whose shares are listed overseas, the then PRC State Council Securities Commission and the State Commission for Restructuring the Economic System issued on August 27, 1994 the Mandatory Provisions. These Mandatory Provisions become entrenched in that, once they are incorporated into the articles of association of a PRC company, they can only be amended with the approval of China Securities Regulatory Commission and the relevant examination and approval authorities of the PRC State Council. The Listing Rules require that a number of provisions, in addition to the Mandatory Provisions, be included in the articles of association of PRC companies listing H Shares on the Hong Kong Stock Exchange. The Mandatory Provisions and these additional provisions have been incorporated into our articles of association.

In addition, for so long as the H Shares are listed on the Hong Kong Stock Exchange, we will be subject to the Listing Rules, the Securities and Futures Ordinance of Hong Kong and the Hong Kong Codes on Takeovers and Mergers and Share Repurchases.

Unless otherwise specified, all rights, obligations and protections discussed below derive from our articles of association and/or the PRC Company Law.

     Our Objectives and Purposes

The Company was registered with the PRC State Administration for Industry and Commerce in Jilin Province on December 13, 1994. The business registration number of the Company is: 2200001000906.

Pursuant to Article 10 of our articles of association, our business objective is to establish a high technology chemical company which will be able to conduct its own operations and development as well as to have sole responsibility for its profits and losses. As stated in our articles of association, on the basis of our infrastructure, we aim to improve our technology and product development, to utilize our capital resources productively and to fully exploit domestic and overseas markets for our products so as to enable us to become an international conglomerate. We also seek to protect our legitimate rights and benefits as well as those of our shareholders and to conduct a profitable operation.

     Board of Directors

Where a director is materially interested in an actual or proposed contract, transaction or arrangement with the Company, other than his service contract as a director, he shall disclose such interest to the board of directors for its approval. The contract, transaction or arrangement in which a director is materially interested shall be voidable unless approved by the board of directors at a meeting in which the interested director is not counted in the quorum and has refrained from voting.

Under our articles of association, we shall not directly or indirectly make a loan to any of our directors, provide any guarantee in connection with a loan made by any person to any of our directors or make a loan or provide any guarantee in connection with any loan made by any person connected to any of our directors.

Our articles of association provide that each of our directors shall enter into a written contract with us regarding his emoluments, which shall be approved by the shareholders in a general meeting prior to the contract being entered into.

Our articles of association do not set any age limit requirement for the retirement of our directors. Our directors are not required to hold our shares to be qualified.

     Rights, Preferences and Restrictions Attached to Our Shares

          Significant Differences in the H Shares and Domestic Shares

Holders of our H Shares and Domestic Shares, with minor exceptions, are entitled to the same economic and voting rights. However, our articles of association provide that holders of H Shares will receive dividends in Hong Kong Dollars while holders of Domestic Shares will receive dividends in Renminbi. In addition, our H Shares can be traded only by investors from foreign countries and investors from Taiwan, Hong Kong and Macau, all of whom are considered foreign investors for such purposes, while our Domestic Shares may be traded only by investors in the PRC. Other differences between our H Shares and Domestic Shares relate primarily to restrictions placed on Domestic Shares and holders of Domestic Shares that are not applicable to H Shares or holders of H Shares.

          Dividends and Liquidation Rights

Dividend distributions may be proposed at any time by our Board of Directors and approved by an ordinary resolution of the shareholders at a general meeting. We may distribute dividends or bonuses no more than once a year unless approved by an ordinary resolution of our shareholders. Our articles of association allow for distributions of cash dividends or shares. A distribution of shares, however, must be approved by special resolution of our shareholders.

We may distribute dividends only after allowance has been made for:

     o    making up losses, if any;

     o    allocations to the statutory common reserve; and

     o    allocations to the statutory public welfare fund.

Our articles of association require us to appoint a receiving agent registered as a trust company under the Trustee Ordinance of Hong Kong to receive dividends declared by us in respect of the H Shares. If a shareholder does not, within six years after the date of declaration, claim the dividends distributed, that shareholder shall be deemed to have forfeited his claim to such dividend.

In the event of our liquidation, our H Shares will rank pari passu with our Domestic Shares, and payment of debts out of our remaining assets shall be made in the order of priority prescribed by applicable laws and regulations or, if no such laws exists, as the liquidation committee appointed either by us or the courts of China consider fair and proper.

          Voting

Each of our shares is entitled to one vote on all matters submitted to a vote of our shareholders at all shareholder meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class. Because our shares do not have cumulative voting rights, a holder of a majority of our shares is able to elect all of the directors.

Our articles of association provide that all differences or claims between the following persons and arising from any provision of our articles of association or any right or obligation conferred or imposed by the Company Law or any subsequently promulgated laws or regulations replacing the Company Law, concerning our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in China or the Hong Kong International Arbitration Centre:

     o    a holder of H Shares and us,

     o a holder of H Shares and any of our directors, supervisors, general managers or other senior officers, or

     o    a holder of H Shares and a holder of Domestic Shares.

          Restrictions on Large or Controlling Shareholders

Our articles of association provide that, in addition to any obligation imposed by law or required by any stock exchange on which our shares are listed, a controlling shareholder must not exercise his voting rights in a manner prejudicial to the interests of our shareholders generally or of some of our shareholders which has the effect of:

     o relieving our directors or supervisors from their duty to act honestly in our best interest,

     o approving the expropriation by a director or supervisor of any of our assets, including any of our corporate opportunities, or

     o approving the expropriation by a director or supervisor of the individual rights of other shareholders, including rights to distributions and voting rights (except in the case of a restructuring approved by our shareholders).

A controlling shareholder is defined by our articles of association as any person who, on his own or acting in concert with others, has the power to elect more than half of our directors, exercises or controls the exercise of 30% or more voting rights, holds 30% or more of issued and outstanding shares or in any other manner controls us in fact.

     Modifications of Shareholder Rights

No rights of any class of our shareholders (holders of Domestic Shares and H Shares being separate classes for this purpose) may be modified or abrogated, unless approved by a special resolution of all our shareholders at a general meeting and by a special resolution of our shareholders holding that class of shares at a separate meeting. Our articles of association enumerate, without limitation, certain amendments which would be deemed to be a modification or abrogation of the rights of a class of shareholders, including increasing or decreasing the number of shares of a class disproportionate to increases or decreases of other classes of shares, removing or reducing rights to receive dividends in a particular currency or creating shares with voting or equity rights superior to shares of such class.

In addition, the Listing Agreement between us and the Hong Kong Stock Exchange provides that we may not permit amendments to certain sections of our articles of association which have been mandated by the Hong Kong Stock Exchange. These sections include provisions relating to varying the rights of existing classes of shares, voting rights, the power to purchase our own shares, the rights of minority shareholders and liquidation procedures. In addition, certain amendments to our articles of association require the approval and consent of relevant PRC authorities.

     Shareholders' Meetings

Our board of directors must convene an annual general shareholders' meeting within six months after the end of each financial year. Our board of directors must convene an extraordinary general shareholders' meeting within two months of the following events:

     o the number of our directors falls below the minimum required by the Company Law or more than one-third of the seats on our board become vacant;

     o    our accrued losses reach one-third of our total share capital;

     o our board of directors considers it necessary or our board of supervisors requests such a meeting; or

     o shareholders holding shares representing not less than one-tenth of the total number of shares entitled to vote at such a meeting make a written demand to convene such a meeting.

Meetings of a special class of shareholders must be called in certain enumerated situations when the rights of the holders of such class of shares may be modified or adversely affected, as discussed below. Motions proposed by shareholders (including proxies) who hold five (5%) percent or more of the total number of our shares must be included on the notice of meeting given and submitted to the meeting if the motions falls within the scope of a shareholder's meeting.

Our shareholder meetings must be convened by our board of directors by written notice given to shareholders not less than 45 days before the meeting (or, in the case of holders of Domestic Shares, by way of public notice issued 45-50 days prior to the meeting). Based on the written replies received by us 20 days before a shareholders' meeting, we shall calculate the number of shares represented by shareholders who have indicated their intention to attend the meeting. Where the number of voting shares represented by those shareholders reaches half of the total number of such shares, we may convene the shareholders' general meeting. Otherwise, we will, within 5 days, inform our shareholders again of the motions to be considered and the date and venue of the meeting by way of public announcement. After the announcement is made, the shareholders' meeting may be convened. The accidental omission by us to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the meeting and the resolutions adopted at that shareholders' meeting.

     Restrictions on Share Ownership

Our H Shares may be traded only among foreign investors, and may not be sold to PRC investors. Our articles of association provide that PRC investors are not entitled to be registered as holders of our H Shares. Other consequences under PRC law of a purported transfer of H Shares to PRC investors are unclear.

     Restrictions Relating to Change of Control

Our articles of association state that a proposal for the merger or division of our company shall be proposed by the board of directors, and after it has been approved in accordance with the provisions of the Articles, it shall be submitted for review and approval according to law. Shareholders who oppose the proposal shall have the right to require us or shareholders who are in favor of such proposal to purchase their shares at a fair price.

If we are involved in a merger or division, the parties to the merger shall enter into a merger agreement, and prepare balance sheets and lists of property. We are required to notify our creditors within a period of 10 days from the date of the resolution approving the merger and make at least three newspaper announcements of the merger within 30 days of that date. Where there is a company division, the parties to the division shall enter into a division agreement, and prepare balance sheets and lists of property.

     Disclosure Relating to Ownership Threshold

Although our articles of association do not set out any threshold above which shareholder ownership must be disclosed, the PRC Securities Law requires that any investor who acquires, whether cumulatively or at a single time, 5% or more of our shares through any stock exchange in the PRC shall report such fact to the China Securities Regulatory Commission and such stock exchange in the PRC within 3 days after such acquisition.

     Effect of the Differences between PRC Company and Laws in Other Countries

The PRC Company Law promulgated by the PRC National People's Congress and made effective on July 1, 1994 and the Special Regulations, in general, and the provisions for the protection of shareholders' rights and access to information, in particular, are less developed than those applicable to companies incorporated in Hong Kong, the United Kingdom, the United States and other developed countries or regions.

The PRC Company Law is different in certain important aspects from company laws in Hong Kong, the United States and other common law countries or regions, particularly with regard to investor protection, including in such areas as derivative actions by minority shareholders and other minority protections, restrictions on directors, financial disclosure, variations of class rights, procedures at general meetings and payments of dividends.

The limited nature of investor protection under the PRC Company Law is compensated for, to a certain extent, by the introduction of the Mandatory Provisions and certain additional requirements that are imposed by the Listing Rules of The Stock Exchange of Hong Kong

Limited, or the Listing Rules, with a view to reducing the scope of differences between Hong Kong company law and the PRC Company Law. The Mandatory Provisions and those additional requirements must be included in the articles of association of all PRC companies applying to be listed in Hong Kong. Our articles of association have incorporated the provisions required by the Mandatory Provisions and the Listing Rules. Despite the incorporation of those provisions, our shareholders may not enjoy the full extent of protections that they may be entitled to in other jurisdictions.

     Changes in Capital

          Increases in Share Capital and Pre-emptive Rights

Our articles of association require that approval by a special resolution of our shareholders and by special resolutions of holders of Domestic Shares and H Shares at separate shareholder class meetings be obtained prior to authorising, allotting, issuing or granting shares, options, warrants or similar rights to subscribe for any shares or such convertible securities. No such approval is required if, but only to the extent that, we issue Domestic Shares and H Shares, either separately or concurrently, in numbers not exceeding 20% of the number of Domestic Shares and H Shares then in issue, respectively in any 12-month period, as approved by a special resolution of the shareholders.

New issues of shares must also be approved by the relevant PRC authorities.

          Reduction of Share Capital and Purchase of Shares

We may reduce our registered share capital only upon obtaining the approval of our shareholders and, in certain circumstances, of relevant PRC authorities. Our registered share capital following the reduction of capital shall not fall below the minimum statutory requirement. The number of H Shares which may be purchased is subject to the Hong Kong Takeovers and Repurchase Codes. Our ability to repurchase any of our own shares is subject to approval by the relevant PRC authorities.

     Proposed Amendments to our Articles of Association

To improve our corporate governance structure, we have asked our shareholders to approve certain amendments to our articles of association at our annual general meeting to be held on June 24, 2003. The proposed amendments include amendments to or addition of the following provisions:

     o procedural rules for our shareholders meetings, directors meetings and supervisory committee meetings;

     o the establishment of special committees by our board of directors, including strategy committee, audit committee, nominating committee and reward and examination committee, comprising our directors only;

     o    the requirements for qualifying as an independent director;

     o    the powers and duties of independent directors; and

     o the duties and responsibilities of our members of our internal auditing staff.

MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. Information on the Company, Item 7. Major Shareholders and Related Party Transactions -- Related Party Transactions or elsewhere in this Form 20-F.

EXCHANGE CONTROLS

The Renminbi currently is not a freely convertible currency. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign imports. The State Administration of Foreign Exchange, or SAFE, under supervision of the People's Bank of China, is responsible for matters relating to foreign exchange administration.

Foreign exchange transactions involving Renminbi must take place either through financial institutions authorized to undertake foreign exchange conversion transactions, such as the PRC domestic banks and branches of foreign banks in China. Official foreign exchange adjustment centers, which previously handled foreign exchange conversion transactions on a transitional basis, were phased out in December 1998. Access to foreign exchange and the ability to remit foreign exchange abroad are regulated by PRC government policies administered by the SAFE.

Effective January 1, 1994, a new unitary, managed floating-rate system was introduced in China to replace the dual-track foreign exchange system consisting of two exchange rates. Under this system, the People's Bank of China sets and publishes daily the PBOC Rate, with reference to the prior day's Renminbi-US dollar trading price on the national inter-bank foreign exchange market, called the China Foreign Exchange Trading System, or CFETS, established in April 1994. At present, certain State-designated banks, foreign banks and Chinese funded non-banking financial institutions, connected through a computer network, are the principal parties participating in the CFETS. The main function of the CFETS is to provide foreign exchange trading and settlement services among the participating members. Based on the PBOC Rate, each participating member sets its own exchange rate for the purpose of buying and selling foreign exchange from its customers. The CFETS is supervised and managed by the SAFE in accordance with policy set by the People's Bank of China.

As a result of the adoption of the new system, on January 1, 1994, the official exchange rate for Renminbi against the US dollar was revalued from approximately RMB 5.80 to US$1.00 to RMB 8.70 to US$1.00. As part of the system, the People's Bank of China also publishes the Renminbi rate of exchange against other major currencies by reference to the price of the US dollar in international foreign exchange markets.

The PRC government announced a policy in late December 1993 that, under the new managed floating rate system, the People's Bank of China would try to balance the demand for and supply of foreign currencies in China and stabilize the Renminbi exchange rate mainly through macroeconomic measures, such as monetary policy and interest rates. Nonetheless, if necessary, government intervention is expected to be used to stabilize the PBOC Rate.

Domestic enterprises, which prior to 1994 had been permitted to retain a portion of their foreign currency earnings, are now required to sell all of their foreign currency earnings to State-designated banks at the rate used by the relevant CFETS member, which is based on the PBOC Rate, except for the proceeds of foreign currency loans or the issuance of foreign currency-denominated bonds or shares. Domestic enterprises and institutions are permitted under the new system to buy foreign exchange from State-designated banks at designated times upon presentation of appropriate documentation establishing the existence of import contracts or payment notes of overseas financial institutions. Such enterprises and institutions also are permitted under the new system to purchase foreign exchange for the import of certain products subject to quotas, import permits and registration controls. Domestic enterprises are permitted to apply to purchase foreign exchange for the payment of dividends that have been authorized as payable in foreign currency. Conversion and payment must be effected through certain documentation, including a written resolution on profit distribution passed by the enterprise's board of directors and evidence that the enterprise has paid all required PRC taxes.

TAXATION

The following is a summary of those taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of the PRC. The summary is subject to changes in PRC law, including changes that could have retroactive effect. The summary does not take into account or discuss the tax laws of any country other than the PRC, nor does it take into account the individual circumstances of a security holder. This summary does not purport to be a complete technical analysis or an examination of all potential tax effects under such laws and regulations.

     PRC Taxation

          Tax on Dividends

          For an Individual

The provisions of the PRC Individual Income Tax Law, as amended pursuant to a decision passed by the fourth plenary session of the Standing Committee of the Eighth National People's Congress on October 31, 1993, provide that income tax of 20.0% shall be withheld in accordance with the PRC Individual Income Tax Law on dividend payments from PRC companies received by an individual. Accordingly, for a foreign individual not a resident of the PRC, the receipt of dividends from a PRC company would normally be subject to a PRC withholding tax of 20.0% unless reduced by an applicable double-taxation treaty or PRC domestic tax regulations. However, on July 21, 1993, the PRC State Tax Bureau (now the State Administration of Taxation) issued a Notice Concerning the Taxation of Gains on Transfer and Dividends from Shares (Equities) Received by Foreign Investment Enterprises, Foreign Enterprises and Foreign Individuals, referred to as the Tax Notice, which provides that dividends received from a PRC company on shares listed on an overseas stock exchange, such as H Shares (including H Shares represented by ADSs), or on domestically-listed foreign invested shares, would not for the time being be subject to PRC withholding tax. The relevant tax authority has thus far not collected withholding tax on dividend payments on either shares listed on an overseas stock exchange or domestically-listed foreign invested shares.

On May 13, 1994, the Ministry of Finance and the State Administration of Taxation jointly issued a Notice on the Relevant Policies Concerning the Individual Income Tax, which notice stipulated that a foreign individual receiving dividends from a PRC company with foreign investment interest would temporarily not be subject to the individual income tax. The State Administration of Taxation also stated, in a circular addressed to the State Commission for Economic System Reform, the State Securities Commission and the China Securities Regulation Commission issued in July 1994, referred to as the Tax Circular, that the Tax Notice would continue to be valid and effective. As of June 16, 2003, the Tax Circular and the Tax Notice remain in effect. In the event that they are withdrawn, a 20.0% tax may be withheld on dividends in accordance with the PRC Individual Income Tax Law, the amount of which withholding tax may be reduced pursuant to any applicable income tax treaty.

          For an Enterprise

According to the Tax Notice, a foreign enterprise without an establishment in the PRC receiving a dividend payment on overseas shares, such as H Shares or ADSs, would not for the time being be subject to withholding tax of 20.0% on such dividend payment.

          Capital Gains Tax

Although the Regulations for the Implementation of the PRC Individual Income Tax Law issued on January 29, 1994 stipulated that gains realized on the sale of equity shares by an individual would be subject to income tax at a rate of 20.0% and empowered the Ministry of Finance to draft detailed tax rules on the mechanism of collecting such tax, the Tax Notice which was confirmed by the Tax Circular provided that gains realized by holders (whether an individual or an enterprise) of H Shares, including H shares represented by ADSs, would not for the time being be subject to PRC income tax. Moreover, between June 1994 and December 1996, the Ministry of Finance and the State Administration of Taxation issued several notices providing that individual income tax would not be imposed on gains from the sale of shares for 1994, 1995 and 1996. This tax exemption was subsequently extended indefinitely by the Ministry of Finance and the State Administration of Taxation pursuant to their joint Notice Concerning the Temporary Exemption from Income Tax on Gains Realized by Individuals from Disposition of Shares issued on March 30, 1998 and effective retroactively from January 1, 1997. Therefore, gains realized on the sale of H Shares by an individual would not be subject to PRC capital gains tax unless both the Tax Notice and the indefinite tax exemption granted by the Ministry of Finance and the State Administration of Taxation are withdrawn.

          Tax Treaties

Foreign enterprises with no permanent establishment in the PRC and individuals not resident in the PRC who are resident in countries which have entered into double-taxation treaties with the PRC may be entitled to a reduction of any withholding tax imposed on the payment of dividends received from us (although dividend payments made by us to such foreign investors are for the time being exempt from PRC withholding tax). The PRC currently has a double-taxation treaty with the United States.

The US-PRC Tax Treaty, also known as the Agreement between the Government of the United States of America and the Government of the People's Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income, together with the related Protocols, currently would limit the rate of PRC withholding tax upon dividends paid by us to a holder of our H Shares or ADSs who is a United States resident for purposes of the US-PRC Tax Treaty to 10.0%, were the PRC to impose such withholding tax. However, it is uncertain if the US-PRC Tax Treaty would exempt from PRC tax the capital gains of a US resident holding our H Shares or ADSs arising from the sale or disposition of H Shares or ADSs, were the PRC to impose capital gains tax. US Holders are advised to consult their tax advisors with respect to these matters.

          Stamp Tax

The PRC stamp tax imposed on the transfer of shares of PRC publicly-traded companies under the Share System Tax Regulations should not apply to the acquisition or disposition outside the PRC by holders of H Shares or ADSs who are foreign enterprises with no permanent establishment in the PRC or individuals not resident in the PRC, by virtue of the Provisional

Regulations of the People's Republic of China Concerning Stamp Tax effective on July 1, 1989, which provide that PRC stamp tax is imposed only on documents executed or received within the PRC or which will be used within the PRC.

          Estate or Gift Tax

The PRC does not currently impose any estate or gift tax.

DIVIDENDS AND PAYING AGENTS

Not Applicable.

STATEMENTS BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also inspect the registration statements, including their exhibits and schedules, at the office of the New York Stock Exchange, Wall Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 First Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website at http://wwww.sec.gov that contains registration statements, reports and other information regarding registrants that make electronic filings with the Securities and Futures Commission using its EDGAR system.

SUBSIDIARY INFORMATION

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

The financial instruments we hold are exposed to fluctuations in relevant market rates. We generally do not use derivative financial instruments to mitigate such exposure and do not enter into any derivative financial instruments for trading purposes.

     Interest Rate Risk

We are exposed to interest rate risk primarily associated with our debt obligations. We did not engage in any interest rate hedging activities in 2002.

The following table provides information about our interest rate-sensitive financial instruments, consisting of our debt obligations denominated in local and foreign currencies, by their expected maturity dates and applicable average interest rates, as of December 31, 2002:

(Amounts in
thousands of
RMB )                 2003        2004       2005      2006       2007     Thereafter     Total     Fair value
----------------   ---------   ---------   -------   -------   ---------   ----------   ---------   ----------
Short-term loans

Bank and other loans - denominated in RMB
Fixed rate           298,600          --        --        --          --         --       298,600      298,600
Average
interest rate          5.422%         --        --        --          --         --            --           --

Loans from a fellow subsidiary - denominated in RMB
Fixed rate         3,577,860          --        --        --          --         --     3,577,860    3,577,860
Average
interest rate          4.990%         --        --        --          --         --            --           --

Total
short-term loan    3,876,460          --        --        --          --         --     3,876,460    3,876,460

Long-term loans

Bank and other loans -denominated in RMB
Variable rate         27,150          --        --        --          --         --        27,150       27,150
Average
interest rate          6.030%         --        --        --          --         --            --           --

Loans from a fellow subsidiary - denominated in RMB
Variable rate      1,168,800     763,900        --        --   1,000,000         --     2,932,700    2,932,700
Average
interest rate          5,181%      5.181%       --        --       5.424%        --            --           --

Loans from Jilin Group -  denominated in United States Dollars
Variable rate        202,819     202,819   163,841   161,836      89,934     14,423       835,672      857,918
Average
interest rate          7.206%      7.206%    6.927%    6.910%      6.900%     7.479%           --           --

Loans from Jilin Group - denominated in Japanese Yen
Variable rate         55,687      55,687    47,076    47,076      29,853     12,631       248,010      273,843
Average
interest rate          4.518%      4.518%    4.978%*   4.978%      4.792%     4.100%           --           --

Loans from Jilin Group - denominated in Euro Dollar
Variable rate         36,489      36,489    14,616    14,616          --         --       102,210      106,858
Average
interest rate          6.322%      6.322%    8.300%    8.300%         --         --            --           --


(Amounts in
thousands of
RMB )                 2003        2004       2005      2006       2007     Thereafter     Total     Fair value
----------------   ---------   ---------   -------   -------   ---------   ----------   ---------   ----------
Bank and other loans - denominated in United States Dollars
Fixed rate           169,280     156,866   159,949   159,949     126,412    568,832     1,341,288    1,298,600
Average
interest rate          6.530%      6.367%    6.244%    6.244%      6.441%     5.412%           --           --

Total long-term
loans              1,660,225   1,215,761   385,482   383,477   1,246,199    595,886     5,487,030    5,497,069

     Foreign Exchange Risk

We operate largely in one geographical area, the PRC. We acquire the major raw materials such as crude oil and coal locally and sell approximately 98% of our products in the domestic market. Therefore, most of the trading transactions are denominated in our functional currency, Renminbi, and are generally not exposed to risks associated with changes in the foreign currency exchange rates. Our foreign exchange rate risk exposure is primarily associated with our debt obligations denominated in foreign currencies. Further to an agreement between us and Jilin Group effective September 30, 1998, Jilin Group assumed the foreign currency loans borrowed by us and agreed to make periodic loan repayments on our behalf and in turn, we agreed to pay Jilin Group the Renminbi equivalent of such repayments at an exchange rate determined as at September 30, 1998. We re-assumed some of these foreign currency loans effective January 1, 2000. All the exchange risks were borne by Jilin Group during the period from October 1, 1998 through December 31, 1999. The related exchange differences subsequent to December 31, 1999 were borne by us. For a discussion of the foreign exchange risk associated with the above agreement, see Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources.

The following table provides information about our foreign currency sensitive financial instruments, consisting of debt obligations denominated in foreign currencies, by their expected maturity dates and applicable average interests, as of December 31, 2002:

(Amounts in
thousands of
RMB )             2003      2004      2005      2006      2007    Thereafter     Total     Fair value
-------------   -------   -------   -------   -------   -------   ----------   ---------   ----------
Loans from Jilin Group - denominated in United States Dollars
Variable rate   202,819   202,819   163,841   161,836    89,934     14,423       835,672      857,918
Average
interest rate     7.206%    7.206%    6.927%    6.910%    6.900%     7.479%           --           --

Loans from Jilin Group - denominated in Japanese Yen
Variable rate    55,687    55,687    47,076    47,076    29,853     12,631       248,010      273,843
Average
interest rate     4.518%    4.518%    4.978     4.978%    4.792%     4.100%           --           --

Loans from Jilin Group - denominated in  Euro Dollar
Variable rate    36,489    36,489    14,616    14,616        --         --       102,210      106,858
Average
interest rate     6.322%    6.322%    8.300%    8.300%       --         --            --           --


(Amounts in
thousands of
RMB )             2003      2004      2005      2006      2007    Thereafter     Total     Fair value
-------------   -------   -------   -------   -------   -------   ----------   ---------   ----------
Bank and other loans - denominated in United States Dollars
Fixed rate      169,280   156,866   159,949   159,949   126,412    568,832     1,341,288    1,298,600
Average
interest rate     6.530%    6.367%    6.244%    6.244%    6.441%     5.412%           --           --

Item 12. Description of Securities Other than Equity Securities

Not applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Under the supervision and with participation of our management, including our general manager and our chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended, within 90 days of the filling date of this report, or the Evaluation Date. Based on this evaluation, our general manager and chief financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the material information required to be included in our Securities and Exchange Commission reports is recorded, processed, summarized and reported during the period when this report was being prepared.

Changes in Internal Controls

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

                                    PART III

Item 18. Financial Statements

Attached after Item 19.

Item 19. Exhibits

1. Amended and Restated Articles of Association effective on February 27, 2002, incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 001-13750), filed with the U.S. Securities and Exchange Commission on June 28, 2002.

4(a).   (1) Extension of Credit Facility Letter from CP Finance dated
            April 11, 2003.

        (2) Share Transfer Agreement regarding acquisition of Jilian dated August 30, 2002.

6.      A statement explaining how earnings per share was calculated.

7.      A statement explaining how various ratios were calculated

8.      List of Subsidiaries.

99.1.   906 Certification (chief executive officer).

99.2.   906 Certification (chief financial officer).

                          INDEX OF FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Jilin Chemical Industrial Company Limited
   Consolidated Financial Statements
   Report of Independent Accountants                                         1
   Consolidated Income Statements for each of the three years in the
      period ended December 31, 2002                                         3
   Consolidated Balance Sheets as of December 31, 2001 and  2002             4
   Consolidated Cash Flow Statements for each of the three years in the
      period ended December 31, 2002                                         5
   Consolidated Statements of Changes in Shareholders' Equity for each
      of the three years in the period ended December 31, 2002               7
   Notes to the Consolidated Financial Statements                            8

                        Report of Independent Accountants

To the Board of Directors and Shareholders of Jilin Chemical Industrial Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the consolidated financial position of Jilin Chemical Industrial Company Limited (the "Company") and its subsidiaries (the "Group") at December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of the Group for the year ended December 31, 2000 were audited by other independent accountants whose report dated March 29, 2001 expressed an unqualified opinion on those statements.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss for the year ended December 31, 2002 and the determination of consolidated shareholders' equity at December 31, 2002 to the extent summarized in Note 31 to the consolidated financial statements. In addition, as discussed in Note 2 (a) to the financial statements, the Company changed its method of accounting for land use rights in 2001.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 24, 2003

The Board of Directors and Shareholders of
Jilin Chemical Industrial Company Limited

We have audited the accompanying consolidated balance sheet of Jilin Chemical Industrial Company Limited and its subsidiaries as of December 31, 2000 and the related consolidated statements of operations, recognized gains and losses and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America and Hong Kong. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, the consolidated financial position of Jilin Chemical Industrial Company Limited and its subsidiaries as of December 31, 2000, and the consolidated results of their operations and their cash flows for the year ended December 31, 2000, in conformity with International Accounting Standards.

International Accounting Standards vary in certain significant respects from generally accepted accounting principles in the United States of America. The application of generally accepted accounting principles in the United States of America would have affected the consolidated results of operations for the year ended December 31, 2000 and shareholders' equity as of December 31, 2000, to the extent summarized in Note 31 to the consolidated financial statements.

As detailed in Note 31 to the consolidated financial statements, the significant differences between International Accounting Standards and generally accepted accounting principles in the United States of America have been restated.

                                                Ernst & Young
                                         Certified Public Accountants

Hong Kong
March 29, 2001, except as to the effects of the restatement detailed in Note 31, as to which the date is April 22, 2002

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                         CONSOLIDATED INCOME STATEMENTS
              For the Years Ended December 31, 2000, 2001 and 2002
                (Amounts in thousands except for per share data)

                                                               Year Ended December 31,
                                                  ----------------------------------------------------
                                          Notes       2000          2001         2002          2002
                                          -----   -----------   -----------   -----------   ----------
                                                      RMB           RMB           RMB           US$
Sales                                              13,396,247    12,518,532    13,138,387    1,587,279
Cost of sales                                     (12,164,161)  (12,541,889)  (12,518,955)  (1,512,444)
                                                  -----------   -----------   -----------   ----------
Gross profit/(loss)                                 1,232,086       (23,357)      619,432       74,835
Distribution costs                                    (35,254)      (62,198)      (34,933)      (4,220)
Administrative expenses                              (596,189)   (1,216,263)     (797,434)     (96,340)
Employee separation costs and shut down
   of manufacturing assets                  5        (936,533)           --      (283,418)     (34,240)
Other income/(expense)                                  1,297        (6,662)       (9,683)      (1,170)
                                                  -----------   -----------   -----------   ----------
Loss from operations                                 (334,593)   (1,308,480)     (506,036)     (61,135)
Interest expense                            6        (641,124)     (598,882)     (474,370)     (57,310)
Interest income                                         4,987         3,431         1,364          165
Exchange loss                                             (83)      (17,582)      (48,725)      (5,886)
Exchange gain                                          56,043        67,043         7,675          927
Share of income/(loss) of jointly
   controlled entities                                 37,427        40,595        (7,671)        (927)
Share of income/(loss) of an
   associated company                                      --        (1,259)          125           15
                                                  -----------   -----------   -----------   ----------
Loss before income taxes                    3        (877,343)   (1,815,134)   (1,027,638)    (124,151)
Income taxes                                8          58,510          (821)       (1,116)        (135)
                                                  -----------   -----------   -----------   ----------
Loss before minority interests                       (818,833)   (1,815,955)   (1,028,754)    (124,286)
Minority interests                                    (17,157)       (1,414)        5,655          683
                                                  -----------   -----------   -----------   ----------
Net loss                                             (835,990)   (1,817,369)   (1,023,099)    (123,603)
                                                  ===========   ===========   ===========   ==========

Basic and diluted loss per share            9           (0.24)        (0.51)        (0.29)       (0.03)
                                                  ===========   ===========   ===========   ==========

Number of shares                            9       3,551,025     3,561,078     3,561,078    3,561,078
                                                  ===========   ===========   ===========   ==========

   The accompanying notes are an integral part of these financial statements.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                           CONSOLIDATED BALANCE SHEETS
                        As of December 31, 2001 and 2002
                             (Amounts in thousands)

                                                                       At December 31,
                                                              -----------------------------------
                                                      Notes      2001         2002        2002
                                                      -----   ----------   ----------   ---------
                                                                  RMB          RMB         US$
ASSETS
Current assets
   Cash and cash equivalents                            11        36,917       32,805       3,963
   Accounts receivable                                  12       781,115      684,925      82,747
   Value added tax recoverable                          13        73,583      101,830      12,302
   Inventories                                          14     1,179,816    1,394,228     168,440
   Prepaid expenses and other current assets            15       562,156      252,450      30,499
                                                              ----------   ----------   ---------
Total current assets                                           2,633,587    2,466,238     297,951
Property, plant and equipment                           16    10,426,277   10,687,084   1,291,132
Interests in jointly controlled entities                17       282,499       44,058       5,323
Investment in an associated company                     18        18,784       18,909       2,284
Intangible assets                                       19       468,691      448,852      54,228
                                                              ----------   ----------   ---------
TOTAL ASSETS                                                  13,829,838   13,665,141   1,650,918
                                                              ==========   ==========   =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable and accrued liabilities             20     1,153,977    2,186,248     264,126
   Short-term debt                                      21     3,541,485    5,536,685     668,900
                                                              ----------   ----------   ---------
Total current liabilities                                      4,695,462    7,722,933     933,026
Long-term debt                                          21     5,985,563    3,826,805     462,325
                                                              ----------   ----------   ---------
TOTAL LIABILITIES                                             10,681,025   11,549,738   1,395,351
                                                              ----------   ----------   ---------
Minority interests                                                42,767       32,456       3,921
                                                              ----------   ----------   ---------
SHAREHOLDERS' EQUITY
State-owned shares                                      23     2,396,300    2,396,300     289,503
A shares                                                23       200,000      200,000      24,162
H shares and ADSs (each representing 100 H shares)      23       964,778      964,778     116,557
                                                              ----------   ----------   ---------
Share capital, issued and outstanding, RMB 1.00 par            3,561,078    3,561,078     430,222
   value
Capital reserve                                         24     1,391,114    1,391,114     168,064
Revaluation reserve                                     24        11,347        9,247       1,117
Statutory common reserve fund                           24       159,777      160,155      19,349
Statutory common welfare fund                           24       140,997      140,997      17,034
Discretionary common reserve fund                       24       400,291      400,291      48,360
Accumulated losses                                            (2,558,558)  (3,579,935)   (432,500)
                                                              ----------   ----------   ---------
Shareholders' equity                                           3,106,046    2,082,947     251,646
                                                              ----------   ----------   ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    13,829,838   13,665,141   1,650,918
                                                              ==========   ==========   =========

   The accompanying notes are an integral part of these financial statements.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                        CONSOLIDATED CASH FLOW STATEMENTS
              For the Years Ended December 31, 2000, 2001 and 2002
                             (Amounts in thousands)

                                                                        Year Ended December 31,
                                                             ---------------------------------------------
                                                               2000        2001         2002        2002
                                                             --------   ----------   ---------    --------
                                                               RMB          RMB          RMB         US$
CASH FLOWS FROM OPERATING ACTIVITIES
   Loss before income taxes                                  (877,343)  (1,815,134)  (1,027,638)  (124,151)
   Adjustments for:
      Depreciation and amortization                           867,028      966,795    1,108,522    133,923
      Provision for impairment of receivables                  60,938      599,609           --         --
      Provision for impairment of prepaid expenses and
         other current assets                                      --           --       51,484      6,220
      Writedown of carrying value of property, plant and
         equipment                                                 --           --      323,844     39,124
      Provision for diminution in value of inventories and
         inventory writedowns                                  55,220      171,174      139,985     16,912
      Loss on disposal of property, plant and equipment       610,184          168      279,542     33,772
      Share of loss/(income) of jointly controlled
         entities                                             (37,427)     (40,595)       7,671        927
      Share of loss/(income) of an associated company              --        1,259         (125)       (15)
      Interest income                                          (4,987)      (3,431)      (1,364)      (165)
      Interest expense                                        641,124      598,882      474,370     57,310
   Changes in working capital:
      Accounts and other receivables                         (363,212)   1,698,633      379,056     45,795
      Inventories                                            (300,751)     469,724     (197,137)   (23,817)
      Payables and accrued liabilities                       (444,187)    (264,825)     320,724     38,747
                                                             --------   ----------   ----------   --------
CASH GENERATED FROM OPERATIONS                                206,587    2,382,259    1,858,934    224,582
   Interest received                                            4,987        3,431        1,364        165
   Interest paid                                             (682,880)    (609,028)    (530,943)   (64,144)
   Income taxes paid                                          (74,231)      (4,204)        (352)       (43)
                                                             --------   ----------   ----------   --------
NET CASH PROVIDED BY/(USED FOR) OPERATING ACTIVITIES         (545,537)   1,772,458    1,329,003    160,560
                                                             --------   ----------   ----------   --------

   The accompanying notes are an integral part of these financial statements.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                        CONSOLIDATED CASH FLOW STATEMENTS
        For the Years Ended December 31, 2000, 2001 and 2002 (continued)
                             (Amounts in thousands)

                                                                 Year Ended December 31,
                                                    -----------------------------------------------
                                                       2000         2001         2002        2002
                                                    ----------   ----------   ----------   --------
                                                        RMB          RMB          RMB         US$
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of property, plant and equipment         (1,222,725)    (866,858)    (791,725)   (95,651)
  Investment in an associated company                       --         (300)          --         --
  Acquisition of Jilian                                     --           --      (73,086)    (8,830)
  Purchase of intangible assets                       (174,260)          --       (7,542)      (911)
  Proceeds from disposal of property, plant and
    equipment                                               --           --        7,141        863
  Dividends received                                        --           --        1,860        225
                                                    ----------   ----------   ----------   --------
NET CASH USED FOR INVESTING ACTIVITIES              (1,396,985)    (867,158)    (863,352)  (104,304)
                                                    ----------   ----------   ----------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from new debt                             4,474,984    5,719,860    4,867,375    588,039
  Repayments of debt                                (3,021,853)  (6,816,744)  (5,335,405)  (644,583)
  Proceeds from issue of A shares                      485,518           --           --         --
  Proceeds from disposal of government bond                 90           --           --         --
  Dividends paid to minority shareholders               (2,739)      (1,463)      (1,733)      (209)
  Dividends paid to the Company's shareholders         (11,300)          --           --         --
  Capital contribution from minority shareholders           --        1,000           --         --
                                                    ----------   ----------   ----------   --------
NET CASH PROVIDED BY / (USED FOR) FINANCING
  ACTIVITIES                                         1,924,700   (1,097,347)    (469,763)   (56,753)
                                                    ----------   ----------   ----------   --------
  Decrease in cash and cash equivalents                (17,822)    (192,047)      (4,112)      (497)
  Cash and cash equivalents at beginning of year       246,786      228,964       36,917      4,460
                                                    ----------   ----------   ----------   --------
  Cash and cash equivalents at end of year             228,964       36,917       32,805      3,963
                                                    ==========   ==========   ==========   ========

   The accompanying notes are an integral part of these financial statements.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              For the Years Ended December 31, 2000, 2001 and 2002
                             (Amounts in thousands)

                                                             Retained
                                                 Share      earnings /
                                                capital    (accumulated    Reserves
                                               (Note 23)      losses)     (Note 24)     Total
                                               ---------   ------------   ---------   ----------
                                                  RMB          RMB           RMB          RMB
Balance at January 1, 2000                     3,411,078       201,207    2,587,191    6,199,476
Issue of A shares                                150,000            --      335,518      485,518
Net loss for the year                                 --      (835,990)          --     (835,990)
Transfer to retained earnings on realization
   of revaluation reserve                             --         4,072       (4,072)          --
Transfer from retained earnings to reserves           --       (71,017)      71,017           --
Transfer to capital reserve as a result of
   write back of housing subsidy payable to
   JCGC, net of tax (Note 24 (e))                     --            --       60,502       60,502
Dividends (Note 10)                                   --       (35,611)          --      (35,611)
                                               ---------    ----------    ---------   ----------
Balance at December 31, 2000                   3,561,078      (737,339)   3,050,156    5,873,895
Adjustment of land use rights at January 1,
   2001 (Note 2 (a))                                  --            --     (950,480)    (950,480)
Net loss for the year                                 --    (1,817,369)          --   (1,817,369)
Transfer to retained earnings on realization
   of revaluation reserve                             --           973         (973)          --
Transfer from retained earnings to reserves           --        (4,823)       4,823           --
                                               ---------    ----------    ---------   ----------
Balance at December 31, 2001                   3,561,078    (2,558,558)   2,103,526    3,106,046
Net loss for the year                                 --    (1,023,099)          --   (1,023,099)
Transfer to retained earnings on realization
   of revaluation reserve                             --         2,100       (2,100)          --
Transfer from retained earnings to reserves           --          (378)         378           --
                                               ---------    ----------    ---------   ----------
Balance at December 31, 2002                   3,561,078    (3,579,935)   2,101,804    2,082,947
                                               =========    ==========    =========   ==========
Balance at December 31, 2002 in US$              430,222      (432,500)     253,924      251,646
                                               =========    ==========    =========   ==========

   The accompanying notes are an integral part of these financial statements.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 (Amounts in thousands unless otherwise stated)

1    CORPORATE INFORMATION

     Jilin Chemical Industrial Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on December 13, 1994 as a joint stock limited company to hold the assets and liabilities of the principal production units, certain ancillary functions and a subsidiary ("Contributed Net Assets") of Jilin Chemical Industrial Corporation (the "Predecessor"), which was then a state-owned enterprise controlled by and under the administration of the Jilin Provincial Government.

     In connection with the aforesaid restructuring ("Restructuring"), the Contributed Net Assets of the Predecessor as at September 30, 1994 were taken over by the Company from the Predecessor at a valuation which reflected their then current fair values on October 1, 1994 in consideration for which 2,396,300,000 shares in the form of state-owned shares, with a par value of RMB 1.00 each, were issued by the Company to the Predecessor. The Predecessor was then renamed Jilin Chemical Group Corporation ("JCGC") and became the Company's then ultimate holding company.

     Effective from July 1, 1998, pursuant to a directive issued by the PRC State Council on May 12, 1998, the oil and petrochemical industry in the PRC was restructured and JCGC became a wholly-owned subsidiary of China National Petroleum Corporation ("CNPC"), a state-owned enterprise established in the PRC. Following the aforesaid restructuring, CNPC became the ultimate holding company of the Company through its control of JCGC.

     According to an announcement relating to the corporate restructuring of the CNPC Group in November 1999, JCGC transferred all of the state-owned shares held in the Company together with certain assets and businesses of JCGC to PetroChina Company Limited ("PetroChina"), a wholly-owned subsidiary of CNPC which was established on November 5, 1999. Accordingly, PetroChina replaced JCGC to become the immediate holding company of the Company.

2    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(a)  Basis of preparation

     The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") and Interpretations issued by the International Accounting Standards Board. This basis of accounting differs from the accounting principles generally accepted in the United States of America ("US GAAP") in certain significant respects (see Note
     31). This basis of accounting also differs in certain material respects from that used in the preparation of the Group's PRC statutory accounts, which have been prepared in accordance with generally accepted principles and relevant financial regulations in the PRC. In preparing these financial statements, appropriate adjustments have been made to the Group's statutory accounts to conform with IFRS. Differences arising from the adjustments are not incorporated in the accounting records of the Company and its subsidiaries.

     The principal adjustments made to conform to IFRS include the following:

     i)   Revaluation of fixed assets and related depreciation expense;

     ii) Exchange gains capitalized on fixed assets and related depreciation expense;

     iii) Housing subsidy cost capitalized and related amortization expense;

     iv)  Adjustment of land use rights and related amortization expense;

     v)   Deferred tax impact of the above adjustments.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

2    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(a)  Basis of preparation (continued)

     The consolidated financial statements are prepared on the historical cost convention except as disclosed in the accounting policies below.

     The consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2002 primary financial statements have been translated into United States dollars at the noon buying rate in New York City on December 31, 2002 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = RMB 8.2773. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate on December 31, 2002, or at any other date.

     With effect from January 1, 2001, the Company has applied IAS 17 "Leases", as clarified by IAS 40 "Investment Property", to accounting for the land use rights taken over by the Company as part of the Restructuring. The Company has reclassified these land use rights as operating leases and is reflecting the carrying value of these land use rights at RMB nil. Reserves at January 1, 2001 have been adjusted by RMB 950 million in this regard.

     The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

(b)  Basis of consolidation

     The consolidated financial statements include the financial statements of the Company and the subsidiaries in which the Company directly or indirectly owns more than 50 percent voting interest or otherwise has the power to govern the financial and operating policies. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The results of operations of subsidiaries are included in the consolidated income statement, and the share attributable to minority interests is excluded from net income. Intercompany balances and transactions have been eliminated.

     A listing of the Group's principal subsidiaries is set out in Note 32.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

2    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(c)  Investments in associated companies

     Associated companies are entities in which the Group holds between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method. Such equity interests are carried in the consolidated balance sheet at amounts that reflect the Group's share of the net assets of the associated companies and include goodwill on acquisition, if any. Equity accounting involves recognizing in the consolidated income statement the Group's share of the income or loss for the year of the associated companies. Unrealized gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of loss in an associated company equals or exceeds its interest in the associated company, the Group does not recognize further loss, unless the Group has incurred obligations or made payments on behalf of the associated company.

     Details of the Group's associated company are shown in Note 18.

(d)  Interests in jointly controlled entities

     A jointly controlled entity is a joint venture between two or more venturers whose rights and obligations with respect to the venture are specified in a contractual joint venture agreement which gives the venturers joint control over the venture and in which no single venturer is in a position to control, unilaterally, the activities of the venture.

     The Group's interests in jointly controlled entities are accounted for using the equity method. Such equity interests are carried in the consolidated balance sheet at amounts that reflect the Group's share of the net assets of the jointly controlled entities and include goodwill on acquisition, if any. Equity accounting involves recognizing in the consolidated income statement the Group's share of the income or loss for the year of the jointly controlled entities. Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of loss in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the jointly controlled entity.

     Details of the Group's jointly controlled entities are shown in Note 17.

(e)  Foreign currencies

     Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statement. Monetary assets and liabilities are translated at balance sheet date exchange rates.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

2    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(f)  Property, plant and equipment

     Property, plant and equipment are initially recorded at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs incurred to bring the asset to working condition for its intended use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amounts less accumulated depreciation. Increases in the carrying amount arising on revaluation of property, plant and equipment are credited to revaluation reserve in shareholders' equity. Decreases that offset previous increases of the same asset are charged against that reserve; all other decreases are charged to the consolidated income statement. The difference between depreciation based on the revalued carrying amount of the asset (the depreciation charged to the consolidated income statement) and depreciation based on the asset's original cost is transferred from revaluation reserve to retained earnings.

     Depreciation to write off the cost or valuation of each asset to their residual values over their estimated useful lives is calculated using the straight-line method.

     The Group uses the following useful lives for depreciation purposes:

     Buildings                       10-45 years
     Plant and machinery              8-28 years

     No depreciation is provided for construction in progress until they are completed and available for use.

     Property, plant and equipment are reviewed for impairment whenever there is an indication that they may be impaired. If such an indication exists, the carrying amount of an individual asset is compared with its recoverable amount which is the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the asset and from its ultimate disposal. When the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

     Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and are taken into account in determining net income. On disposal of revalued assets, amounts in revaluation reserve relating to these assets are transferred to retained earnings.

     Interest costs on debt to finance the construction of property, plant and equipment, together with exchange differences arising from foreign currency debt to the extent that they are adjustments to interest costs, are capitalized during the period of time that is required to complete and prepare the property for its intended use. All other borrowing costs are expensed.

     Costs for planned major maintenance activities are expensed as incurred except for costs of components that result in improvements and betterments which are capitalized as part of property, plant and equipment and depreciated over their useful lives, which is generally the period until the next scheduled major maintenance.

     As set out in Note 2 (a), land use rights taken over by the Company as part of the Restructuring have been reclassified as operating leases at January 1, 2001. In prior years, these land use rights were carried at valuation and amortized over 50 years. No further operating lease payments are required to be made under the terms of these leases.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

2    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(g)  Intangible assets

     (i)  Technical know-how

          The purchase costs of technical know-how relate to certain production facilities and are included as part of the total contract price of the construction contract and are distinguishable. They are capitalized as intangible assets at cost, unless they are acquired in a business combination that is an acquisition in which case they are recorded at fair value. They are amortized using the straight-line method over the estimated useful life of 10 years, starting from the date when the underlying facilities are completed and ready for their intended use.

          Technical know-how is not revalued and its carrying amount is reviewed annually and adjusted for impairment where it is considered necessary. An impairment loss is recognized in the consolidated income statement whenever the carrying amount of an asset exceeds its recoverable amount.

     (ii) Housing subsidy cost

          Housing subsidy cost represents capitalized losses arising from the sale of quarters to employees at preferential prices under the housing reform policy as required by the PRC government. These losses were amortized using the straight-line method over the relevant employees' estimated expected average remaining service life of 20 years commencing January 1, 1998. In 2001, the estimated expected average remaining service life was revised to three to ten years as a result of the renewal of employment contracts with service periods ranging from three to ten years.

     (iii) Land use rights

          Land use rights acquired as part of a business combination that is an acquisition are recorded at fair value less subsequent accumulated amortization. Fair value is determined based on valuation performed by independent valuers.

          Land use rights are amortized using the straight-line method over their lease terms of 50 years.

          Land use rights are not revalued and their carrying amount is reviewed for impairment whenever there is an indication that they may be impaired. If such an indication exists, the carrying amount of a land use right is compared with its recoverable amount which is the higher of its net selling price and its value in use, which is the estimated net present value of future cash flows to be derived from the continuing use of the land use right and from its ultimate disposal. When the carrying amount of a land use right is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

(h)  Inventories

     Inventories are stated at the lower of cost and net realizable value. Cost is determined by the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads, but excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

2    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(i)  Trade receivables

     Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

(j)  Cash and cash equivalents

     Cash and cash equivalents are carried in the balance sheet at cost and comprise cash on hand and bank deposits with maturities of three months or less from the time of purchase.

(k)  Deferred income tax

     Deferred income tax is provided, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used in determination of deferred income tax.

     Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

(l)  Debt

     Debt is recognized initially at the proceeds received, net of transaction costs incurred. Debt is subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the debt.

(m)  Revenue recognition

     Sales are recognized upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognized only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

(n)  Research and development expenses

     Research expenditure incurred is recognized as an expense. Costs incurred on development projects are recognized as intangible assets to the extent that such expenditure is expected to generate future economic benefits. Other development expenditures are recognized as an expense as incurred.

(o)  Government revenue grants and subsidies

     Government revenue grants and subsidies are recognized as income upon approval by the relevant government authorities, at which stage the eventual collectibility is assured.

(p)  Retirement benefit plans

     The Group contributes to the employee retirement benefit plan organized by the provincial government under which it is required to make monthly contributions to the plan. The provincial government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group. Contributions to the plan are charged to expense as incurred.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

2    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (continued)

(q)  Provisions

     Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

(r)  Related parties

     Related parties are corporations in which CNPC is a major beneficial shareholder and is able to exercise control or significant influence.

(s)  Financial instruments

     Financial instruments carried at the balance sheet date include cash and bank balances, receivables, payables, and debt. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

     The Group had no derivative financial instruments in any of the years presented.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

3    LOSS BEFORE INCOME TAXES

                                                                      Year Ended December 31,
                                                               ------------------------------------
                                                                  2000         2001         2002
                                                               ----------   ----------   ----------
                                                                   RMB          RMB          RMB
     Loss before income taxes is arrived at after crediting
        and charging the following items:
     Crediting
        Government grants and subsidies                            (1,297)      (2,175)          --
     Charging
        Amortization of intangible assets (included in
           "administrative expenses")                              55,860       79,307       79,980
        Auditors' remuneration                                      2,700        2,700        3,000
        Cost of inventories (approximates cost of sales)
           recognized as expense                               12,164,161   12,541,889   12,518,955
        Depreciation on property, plant and equipment             811,168      887,488    1,028,542
        Writedown of carrying value of property, plant and
           equipment (included in "administrative expenses")
           (Note 16)                                                   --           --      323,844
        Employee compensation costs (including directors'
           and supervisors' emoluments) (Note 4)                  448,943      449,560      517,360
        Employee separation costs and shut down of
           manufacturing assets (Note 5)                          936,533           --      283,418
        Loss / (profit) on disposal of property, plant and
           equipment                                                8,410          168       (3,876)
        Operating lease rentals on land and buildings                  --           --        9,453
        Operating lease rentals on plant and machinery              2,184          459           --
        Provision for impairment of receivables (included in
           "administrative expenses")                              60,938      599,609           --
        Provision for impairment of prepaid expenses and
           other current assets (included in "administrative
           expenses")                                                  --           --       51,484
        Provision for diminution in value of inventories and
           inventory writedowns                                    18,100      171,174      139,985
        Repair and maintenance                                    421,700      251,382      560,010
        Research and development expenditure                       11,245       11,590        3,927

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

4    EMPLOYEE COMPENSATION COSTS

                                                       Year Ended December 31,
                                                     ---------------------------
                                                       2000      2001      2002
                                                     -------   -------   -------
                                                       RMB       RMB       RMB
     Wages and salaries                              278,997   279,380   344,130
     Retirement benefit cost                          97,103   107,740    84,150
     Staff welfare                                    72,843    62,440    89,080
                                                     -------   -------   -------
                                                     448,943   449,560   517,360
                                                     =======   =======   =======

     The Group participates in the retirement benefit plan organized by the provincial government under which it is required to make monthly contributions to the plan at 25% of the base salary as set by the government for the relevant periods. The Group currently has no additional costs for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above.

5    EMPLOYEE SEPARATION COSTS AND SHUT DOWN OF MANUFACTURING ASSETS

     During the year ended December 31, 2000 the Group recorded direct charges totaling RMB 936,533 directly related to management decisions to implement group-wide productivity improvement initiatives and write-down of certain less efficient manufacturing facilities.

     During the year ended December 31, 2002 the Group recorded direct charges totaling RMB 283,418 representing property, plant and equipment permanently withdrawn from use (Note 16) as a result of management decisions to shut down certain less efficient manufacturing facilities. The cost to dismantle or to remove related shutdown facilities were minimal and have been included in the consolidated income statement.

     These charges included the following:

                                                         Year Ended December 31,
                                                        ------------------------
                                                          2000    2001     2002
                                                        -------   ----   -------
                                                          RMB      RMB     RMB
     Employee separation costs (a)                      297,639    --         --
     Write-down of less efficient
        manufacturing facilities (b)                    601,774    --    283,418
     Write-off of inventories (c)                        37,120    --         --
                                                        -------   ---    -------
                                                        936,533    --    283,418
                                                        =======   ===    =======

     (a) These costs were paid at the time of completion of separation procedures for approximately 7,000 employees.

     (b) The charge represented the net book value of the related manufacturing facilities.

     (c) The charge represented the inventories directly related to the above manufacturing facilities.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

6    INTEREST EXPENSE

                                                       Year Ended December 31,
                                                     ---------------------------
                                                       2000      2001      2002
                                                     -------   -------   -------
                                                       RMB       RMB       RMB
     Interest on
        Bank loans                                   390,395   126,332    65,028
        Other loans                                  293,559   507,290   459,364
     Less: Amounts capitalized                       (42,830)  (34,740)  (50,022)
                                                     -------   -------   -------
                                                     641,124   598,882   474,370
                                                     =======   =======   =======

     Amounts capitalized are borrowing costs related to funds borrowed specifically for the purpose of obtaining qualifying assets. Interest rates on such capitalized debt ranged from 5.20% to 8.40%, 5.50% to 6.03% and 5.50% to 5.86% for the years ended December 31, 2000, 2001 and 2002, respectively.

7    EMOLUMENTS OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

     Details of the directors' and supervisors' emoluments are as follows:

                                                         Year Ended December 31,
                                                         -----------------------
                                                            2000   2001   2002
                                                            ----   ----   ----
                                                             RMB    RMB    RMB
     Fees                                                    267    220     60
     Salaries, allowances and other benefits                 129    343    374
     Contribution to retirement benefit scheme                 5     12     10
                                                             ---    ---    ---
                                                             401    575    444
                                                             ===    ===    ===

     The emoluments of the directors and supervisors fall within the following bands:

                                                         Year Ended December 31,
                                                        ------------------------
                                                         2000     2001     2002
                                                        ------   ------   ------
                                                        Number   Number   Number
     Nil - RMB 1,061                                      16       16       16
                                                          ==       ==       ==

     Fees for directors and supervisors disclosed above included RMB 37, RMB 45 and RMB 45 paid to independent non-executive directors for the years ended December 31, 2000, 2001 and 2002, respectively.

     None of the directors and supervisors has waived their remuneration during the three years ended December 31, 2002.

     The five highest paid individuals in the Group for each of the three years in the period ended December 31, 2002 were also directors or supervisors and their emoluments are reflected in the analysis presented above.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

8    INCOME TAXES

                                                         Year Ended December 31,
                                                         -----------------------
                                                            2000    2001    2002
                                                          -------   ----   -----
                                                            RMB      RMB     RMB
     PRC income tax                                           983    812     352
     Deferred income tax (Note 22)                        (59,493)    --      --
     Share of tax of jointly controlled entities               --      9     764
                                                          -------    ---   -----
                                                          (58,510)   821   1,116
                                                          =======    ===   =====

     In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group during the three years ended December 31, 2002 is 33%. Certain subsidiaries and jointly controlled entities are Sino-foreign joint ventures and are entitled to certain tax concessions available to foreign investment production enterprises operating in the PRC. These tax concessions include a five-year tax holiday under which these enterprises are exempt from income tax for the first two years commencing from the first profitable year of operation followed by a 50% reduction in the income tax rate for three years thereafter.

     The tax on the Group's income before income taxes differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                        Year Ended December 31,
                                                  ----------------------------------
                                                    2000        2001         2002
                                                  --------   ----------   ----------
                                                     RMB         RMB          RMB
     Loss before income taxes                     (877,343)  (1,815,134)  (1,027,638)
                                                  --------   ----------   ----------
     Tax calculated at a rate of 33%              (289,523)    (598,994)    (339,121)
     Unrecognized deferred tax assets (Note 22)    252,629      597,881      345,141
     Other (Note b)                                (21,616)       1,934       (4,904)
                                                  --------   ----------   ----------
     Tax (credit) / expense                        (58,510)         821        1,116
                                                  ========   ==========   ==========

     (a) Subsidiaries and jointly controlled entities entitling to tax concessions referred to above made losses during the year, therefore there is no reconciling item in this regard.
     (b) Other primarily represents the deferred tax effect on the difference between the asset base under IFRS and their tax base.

9    BASIC AND DILUTED LOSS PER SHARE

     Basic and diluted loss per share have been computed by dividing net loss for the year by the weighted average number of shares issued and outstanding for the year (2000: 3,551,025,000 shares, 2001: 3,561,078,000 shares, 2002: 3,561,078,000 shares).

     There are no dilutive potential ordinary shares.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

10   DIVIDEND

     At the Annual General Meeting on June 15, 2000, a dividend in respect of 1999 of RMB 0.01 per share amounting to a total dividend of RMB 35,611 was approved. This dividend payable is accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2000.

     No dividend was declared in respect of 2000, 2001 and 2002.

11   CASH AND CASH EQUIVALENTS

                                                                 At December 31,
                                                                 ---------------
                                                                  2001     2002
                                                                 ------   ------
                                                                   RMB      RMB
     Cash at bank and on hand                                    36,917   32,805
                                                                 ======   ======

     The weighted average effective interest rate on bank deposits was 0.99% (2001: 0.99%) for the year ended December 31, 2002.

12   ACCOUNTS RECEIVABLE

                                                             At December 31,
                                                          ---------------------
                                                             2001        2002
                                                          ---------   ---------
                                                             RMB         RMB
     Due from third parties                               1,059,553     935,890
     Due from related parties
     - PetroChina Group Companies                           184,290     242,924
     - CNPC Group Companies                                     780         691
     - JCGC Group Companies                                 376,415     346,503
     - Jointly controlled entities                              455          --
     - An associated company                                     --      24,132
                                                          ---------   ---------
                                                          1,621,493   1,550,140
     Less: Provision for impairment loss                   (840,378)   (865,215)
                                                          ---------   ---------
                                                            781,115     684,925
                                                          =========   =========

     Amounts due from related parties are interest free and unsecured. Related parties are offered credit terms of no more than 30 days.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

12   ACCOUNTS RECEIVABLE (continued)

     Movements in provision for impairment loss are as follows:

                                                       Year Ended December 31,
                                                     ---------------------------
                                                       2000      2001      2002
                                                     -------   -------   -------
                                                       RMB       RMB       RMB
     Balance at beginning of year                    173,442   240,777   840,378
     Provision                                        67,335   599,601        --
     Acquisition of Jilian                                --        --    24,837
                                                     -------   -------   -------
     Balance at end of year                          240,777   840,378   865,215
                                                     =======   =======   =======

     In 2001, the Group generally offered its customers credit terms of no more than 120 days. In 2002, the Group altered its credit management policy and implemented a cash sales policy for the majority of its customers. Certain selected customers are offered credit terms of no more than 30 days.

13   VALUE ADDED TAX RECOVERABLE

     This represents the amount of value added tax ("VAT") paid by the Group in respect of purchases in excess of the amount of VAT payable on sales. This amount is available for offset against future VAT payable on the sales of the Group.

14   INVENTORIES

                                                              At December 31,
                                                           ---------------------
                                                             2001        2002
                                                           ---------   ---------
                                                              RMB         RMB
     Raw materials
        - at cost                                            258,392     334,513
        - at net realizable value                            211,858     164,613
     Work in progress
        - at cost                                             80,763     146,789
        - at net realizable value                             65,041     101,071
     Finished goods
        - at cost                                             98,446      80,542
        - at net realizable value                            139,042     217,992
     Spare parts
        - at cost                                              7,861      12,578
        - at net realizable value                            312,509     327,793
     Low value consumables and packing materials
        - at cost                                              5,904       8,337
        - at net realizable value                                 --          --
                                                           ---------   ---------
                                                           1,179,816   1,394,228
                                                           =========   =========

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

14   INVENTORIES (continued)

     Movements in allowance for diminution in value of inventories are as follows:

                                                       Year Ended December 31,
                                                     --------------------------
                                                      2000     2001      2002
                                                     ------   -------   -------
                                                       RMB      RMB       RMB
     Balance at beginning of year                    10,237    65,457   236,631
     Provision                                       55,220   171,612     8,701
     Amount written off against provision                --      (438)  (74,529)
     Acquisition of Jilian                               --        --     7,961
                                                     ------   -------   -------
     Balance at end of year                          65,457   236,631   178,764
                                                     ======   =======   =======

15   PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                               At December 31,
                                                              -----------------
                                                                2001      2002
                                                              -------   --------
                                                                RMB        RMB
     Other receivables                                        164,994   121,338
     Amounts due from related parties
     - PetroChina Group Companies                              40,234        --
     - JCGC Group Companies                                   163,045    11,094
     - Jointly controlled entities                             50,611        --
     Advances to suppliers                                    104,013   178,864
     Prepaid expenses                                          62,724    17,392
                                                              -------   -------
                                                              585,621   328,688
     Less: Provision for impairment loss                      (23,465)  (76,238)
                                                              -------   -------
                                                              562,156   252,450
                                                              =======   =======

     Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

     Movements in provision for impairment loss are as follows:

                                                         Year Ended December 31,
                                                        ------------------------
                                                         2000     2001     2002
                                                        ------   ------   ------
                                                          RMB      RMB      RMB
     Balance at beginning of year                       29,854   23,457   23,465
     Provision                                              --        8   51,484
     Amount written off against provision               (6,397)      --       --
     Acquisition of Jilian                                  --       --    1,289
                                                        ------   ------   ------
     Balance at end of year                             23,457   23,465   76,238
                                                        ======   ======   ======

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

16   PROPERTY, PLANT AND EQUIPMENT

                                                    Plant and    Construction
                                        Buildings   machinery    in progress      Total
                                        ---------   ----------   ------------   ----------
                                           RMB         RMB           RMB           RMB
     Cost or valuation
     At December 31, 2001               1,558,496   12,140,059    1,184,278     14,882,833
     Additions                              4,550      325,485      753,203      1,083,238
     Transfers                              1,650      420,374     (422,024)            --
     Acquisition of Jilian (Note 25)      167,657    1,119,443       79,741      1,366,841
     Shut down of manufacturing
        assets (Note 5)                   (67,394)    (561,461)          --       (628,855)
     Disposals                                 --       (3,809)          --         (3,809)
                                        ---------   ----------    ---------     ----------
     At December 31, 2002               1,664,959   13,440,091    1,595,198     16,700,248
                                        ---------   ----------    ---------     ----------

     Accumulated depreciation
     At December 31, 2001                 467,671    3,988,885           --      4,456,556
     Charge for the year                   83,358      945,184           --      1,028,542
     Acquisition of Jilian (Note 25)       43,473      506,730           --        550,203
     Shut down of manufacturing
        assets (Note 5)                   (22,922)    (322,515)          --       (345,437)
     Writedown of carrying value
        (Note (b))                         58,153      265,691           --        323,844
     Disposals                                 --         (544)          --           (544)
                                        ---------   ----------    ---------     ----------
     At December 31, 2002                 629,733    5,383,431           --      6,013,164
                                        ---------   ----------    ---------     ----------

     Net book value
     At December 31, 2002               1,035,226    8,056,660    1,595,198     10,687,084
                                        =========   ==========    =========     ==========
     At December 31, 2001               1,090,825    8,151,174    1,184,278     10,426,277
                                        =========   ==========    =========     ==========

     Analysis of cost or valuation
        At 1995 valuation                 734,248    1,861,228           --      2,595,476
        At cost                           930,711   11,578,863    1,595,198     14,104,772
                                        ---------   ----------    ---------     ----------
                                        1,664,959   13,440,091    1,595,198     16,700,248
                                        =========   ==========    =========     ==========

     Carrying value of fixed assets
        had they been stated at cost
        less accumulated depreciation   1,084,492    8,315,604    1,595,198     10,995,294
                                        =========   ==========    =========     ==========

(a) As part of the Restructuring described in Note 1 and as required by the relevant PRC regulations, a valuation of all of the contributed fixed assets and land use rights was carried out as of September 30, 1994 by China Assets Appraisal Co., Ltd., a firm of independent valuers registered in the PRC. The valuation was performed in order to determine the fair value of such contributed fixed assets and land use rights and establish amounts for share capital and capital reserve. The valuation of fixed assets was based on market value where available or depreciated replacement cost where market value was not available. The valuation of land use rights was based on standard land prices determined by the Jilin Province Land Administration Bureau. The value at which the above contributed fixed assets and land use rights were assumed by the Company was determined at RMB 2,834,034 and RMB 1,088,843, respectively. These contributed fixed assets and land use rights were initially accounted for by the Company at their predecessor values and are subsequently carried at revalued amounts less accumulated depreciation.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

16   PROPERTY, PLANT AND EQUIPMENT (continued)

     In connection with the application for listing of the Company's shares on The Stock Exchange of Hong Kong Limited, the Company engaged American Appraisal Hong Kong Limited, independent valuers in Hong Kong, to perform a valuation of all of the Group's fixed assets as of February 28, 1995. The valuation, which was based on market value where available or depreciated replacement costs where market value was not available, resulted in an additional surplus of RMB 29,033. The surplus arising from the valuation was credited to the revaluation reserve.

(b) Revaluations of property, plant and equipment are to be performed periodically, normally by professionally qualified valuers. At December 31, 2002, the directors of the Company compared the carrying amount of the Group's property, plant and equipment to their estimate of the fair value, and on the basis of this review, made an adjustment to reduce the carrying amount of certain assets by RMB 323,844 (2001: nil).

(c) At December 31, 2002, certain facilities at net book value of RMB 261,019 were pledged to a bank for short-term debt of RMB 120,000 (2001: nil) (Note
     21).

17   INTERESTS IN JOINTLY CONTROLLED ENTITIES

                                  At December 31,
                                 ----------------
                                   2001     2002
                                 -------   ------
                                   RMB       RMB
     Share of net assets         282,499   44,058
                                 =======   ======

     Movements of the share of net assets is set out as follows:

                                    At January   Share of   Acquisition   Dissolution   At December
                                     1, 2002       loss      of Jilian     of Jilian      31, 2002
                                    ----------   --------   -----------   -----------   -----------
                                        RMB        RMB          RMB           RMB          RMB
     Jilian (Jilin)
        Petrochemicals Limited
        ("Jilian")                    237,178     (6,408)     135,000      (365,770)           --
     Jilin Province BASF JCIC NPG
        Co., Ltd. ("BASF")             45,321     (1,263)          --            --        44,058
                                      -------     ------      -------      --------        ------
                                      282,499     (7,671)     135,000      (365,770)       44,058
                                      =======     ======      =======      ========        ======

     All jointly controlled entities are unlisted companies with limited liability established and operating in the PRC.

     Particulars of jointly controlled entities at December 31, 2002 are set out as follows:

                                       Attributable
                          Paid-up   equity interest(%)
                          capital   ------------------
     Company name           RMB        2001   2002       Principal activities
     -----------------    -------      ----   ----       -------------------------------------
     Jilian (Note (a))    416,972       --     65        Manufacture of petrochemical products

     BASF                 150,000       40     40        Manufacture of petrochemical products

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

17   INTERESTS IN JOINTLY CONTROLLED ENTITIES (continued)

(a) Prior to December 2002, the Company had a 65% equity interest in Jilian and had four of the seven votes of the board of directors of Jilian. The Company, however, did not have the ability to exercise control over Jilian's board as unanimous approval was required for significant board resolutions. Accordingly, Jilian was accounted for as a jointly controlled entity.

     In December 2002, the Company acquired the remaining 35% equity interest in Jilian for a consideration of RMB 135,000 and integrated its business into the Company's. Jilian was subsequently dissolved in the same month and thereafter became a branch of the Company.

     There was no change in the interests held in BASF during 2001 and 2002.

     A summary of the financial position and operating results of the jointly controlled entities is as follows:

                                                                       Group's share
                                                                ---------------------------
                                   2000       2001      2002      2000      2001      2002
                                ---------   -------   -------   -------   -------   -------
                                  RMB         RMB       RMB       RMB       RMB        RMB
     Non-current assets         1,068,973   964,174   103,446   657,585   593,997    41,378
     Current assets               411,964   363,054    51,458   253,076   225,626    20,583
     Current liabilities          853,618   720,999    29,028   540,678   460,282    11,611
     Non-current liabilities      208,585   128,036    15,731   126,200    76,842     6,292
     Turnover                     186,009   913,717   613,439    95,815   565,449   370,319
     Gross profit                  86,841   131,974    81,130    32,012    80,529    46,335
     Other income / (expense)       9,740   (66,839)  (94,388)    5,415   (39,934)  (54,006)
     Income / (loss) before
        income taxes               96,581    65,135   (13,258)   37,427    40,595    (7,671)
     Income taxes                      --       (14)   (1,175)       --        (9)     (764)
     Net income / (loss)           96,581    65,121   (14,433)   37,427    40,586    (8,435)
                                =========   =======   =======   =======   =======   =======

18   INVESTMENT IN AN ASSOCIATED COMPANY

                                 At December 31,
                                 ---------------
                                  2001     2002
                                 ------   ------
                                   RMB      RMB
     Share of net assets         18,784   18,909
                                 ======   ======

     The associated company is an unlisted company with limited liability established and operating in the PRC.

     Particulars of the associated company are set out as follows:

                               Paid-up capital        Attributable
Company name                         RMB          equity interest (%)      Principal activities
----------------------------   ----------------   -------------------   -------------------------
Jilin Lianli Industrial Co.,       42,214               47              Wholesaling and retailing
   Ltd.                                                                    of chemical products

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

19   INTANGIBLE ASSETS

                                       Technical     Housing      Land use
                                       know-how    subsidy cost    rights     Total
                                       ---------   ------------   --------   -------
                                          RMB          RMB          RMB        RMB
     Cost
     At December 31, 2001               631,772       84,089           --    715,861
     Additions                            7,542           --           --      7,542
     Acquisition of Jilian (Note 25)        570           --       61,843     62,413
                                        -------       ------       ------    -------
     At December 31, 2002               639,884       84,089       61,843    785,816
                                        -------       ------       ------    -------

     Accumulated amortization
     At December 31, 2001               225,239       21,931           --    247,170
     Charge for the year                 70,661        9,319           --     79,980
     Acquisition of Jilian (Note 25)         --           --        9,814      9,814
                                        -------       ------       ------    -------
     At December 31, 2002               295,900       31,250        9,814    336,964
                                        -------       ------       ------    -------

     Net book value
     At December 31, 2002               343,984       52,839       52,029    448,852
                                        =======       ======       ======    =======
     At December 31, 2001               406,533       62,158           --    468,691
                                        =======       ======       ======    =======

20   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                     At December 31,
                                                  ---------------------
                                                     2001        2002
                                                  ---------   ---------
                                                      RMB         RMB
     Trade payables                                 596,604   1,226,079
     Advances from customers                        193,928     251,377
     Salaries and welfare payable                    30,026      95,411
     Dividends payable to minority shareholders       1,150          --
     Other payables and accrued liabilities         243,102     243,511
     Amounts due to related parties
     - PetroChina Group Companies                        --      58,086
     - CNPC Group Companies                           3,302       1,527
     - JCGC Group Companies                          85,865     310,257
                                                  ---------   ---------
                                                  1,153,977   2,186,248
                                                  =========   =========

     Amounts due to related parties are interest-free, unsecured and repayable in accordance with normal commercial terms.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

21   DEBT

(a)  Short-term debt

                                                      At December 31,
                                                   ---------------------
                                                      2001       2002
                                                   ---------   ---------
                                                      RMB         RMB
     Bank loans - unsecured (Note (i))               118,600     178,600
                - secured (Note (ii))                     --     120,000
                                                   ---------   ---------
                                                     118,600     298,600
     Loans from a fellow subsidiary (Note (iii))   3,020,000   3,577,860
                                                   ---------   ---------
                                                   3,138,600   3,876,460
     Current portion of long-term debt               402,885   1,660,225
                                                   ---------   ---------
                                                   3,541,485   5,536,685
                                                   =========   =========

     (i) At December 31, 2002, unsecured bank loans include an amount of RMB 15,000 (2001: nil) which bears interest at the rate of 5.31% per annum and is guaranteed by JCGC, and an amount of RMB 49,600 (2001: RMB 20,000) which bears interest at the rate of 5.55% (2001: 6.435%) per annum and is guaranteed by Jilin Merchandise Group, a third-party customer of the Group.

     (ii) The bank loans are secured over certain facilities of the Group (Note
          16) and bear interest at the rate of 5.31% per annum.

     (iii) The outstanding loans are part of the borrowing facilities provided by China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China, totaling RMB 5 billion. The loans are unsecured and bear interest at rates ranging from 4.776% to 5.019% (2001: 5.505%) per annum. On April 11, 2003, CP Finance agreed to increase the borrowing facilities to RMB 8 billion which expires in December 31, 2004.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

21   DEBT (continued)

(b)  Long-term debt

                                                                                        At December 31,
                                                                                    ----------------------
                                      Interest rate and final maturity                 2001         2002
                            -----------------------------------------------------   ---------    ---------
                                                                                       RMB          RMB
     Renminbi-
     denominated loans

     Industrial and         Fixed interest rate of 6.03% per annum as of
        Commercial Bank        December 31, 2002, with maturities through 2004
        of China                                                                       56,550       27,150

     Agricultural Bank      Fixed interest rate at 5.94% per annum as of
        of China               December 31, 2001, with maturities through 2002            190           --

     Environment            Fixed interest rate at 5.04% as of December 31,
        Protection Bureau      2001, and floating interest rate set by
                               government in the following year, with
                               maturities through 2002                                    400           --

     CP Finance             Majority variable interest rates ranging from
                               5.18% to 5.59% per annum as of December 31,
                               2002, with maturities through 2007                   3,796,400    2,932,700

     US dollar -
     denominated loans

     Construction Bank      Fixed interest rates ranging from 8.42% to 8.66% per
        of China               annum as of December 31, 2002, with
                               maturities through 2010                                432,474      327,772

     China                  Fixed interest rate at 5.50% as of December 31, 2002,
        Development            and floating interest rate set by government in
        Bank                   the following years, with maturities through 2012      736,292      924,045

     JCGC Group             Majority variable interest rates ranging from
        Companies              6.55% to 8.38% per annum as of December 31,
                               2002, with maturities through 2008                     997,811      835,672

     Bank of China          Fixed interest rates ranging from interest free to
                               8.60% per annum as of December 31, 2002, with
                               maturities through 2029                                     --       89,471

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

21   DEBT (continued)

(b)  Long-term debt (continued)

                                                                                        At December 31,
                                                                                    ----------------------
                                       Interest rate and final maturity                2001        2002
                            -----------------------------------------------------   ---------   ----------
                                                                                       RMB          RMB
     Japanese Yen -
     denominated loans

     JCGC Group             Majority variable interest rates ranging from
        Companies              2.00% to 5.30% per annum as of December 31,
                               2002, with maturities through 2008                     269,320      248,010

     Euro -
     denominated loans

     JCGC Group             Majority variable interest rates ranging from
        Companies              5.00% to 8.30% per annum as of December 31,
                               2002, with maturities through 2007                      99,011      102,210
                                                                                    ---------   ----------
     Total long-term
        debt                                                                        6,388,448    5,487,030

     Less: Current
           portion of
           long-term
           debt                                                                      (402,885)  (1,660,225)
                                                                                    ---------   ----------

                                                                                    5,985,563    3,826,805
                                                                                    =========   ==========

     At December 31, 2002, long-term debt of RMB 1,185,892 (2001: RMB 1,366,142)
     from JCGC Group Companies was borrowed from certain banks through JCGC Group Companies.

     The exposure of the debt of the Group to interest rate changes and the periods in which the debt reprices are as follows:

                                                            At December 31,
                                                         ---------------------
                                                            2001        2002
                                                         ---------   ---------
                                                            RMB         RMB
     6 months or less                                      508,411   1,395,802
     6 - 12 months                                       7,679,141   5,978,254
     1 - 5 years                                         1,047,522   1,393,548
     Over 5 years                                          291,974     595,886
                                                         ---------   ---------
                                                         9,527,048   9,363,490
                                                         =========   =========

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

21   DEBT (continued)

(b)  Long-term debt (continued)

     The weighted average effective interest rates at the balance sheet date are as follows:

                                                            At December 31,
                                                         ---------------------
                                                            2001        2002
                                                         ---------   ---------
                                                            RMB         RMB
     Total debt:
     - at fixed rates                                    4,937,221   6,258,703
     - at variable rates                                 4,589,827   3,104,787
                                                         ---------   ---------
                                                         9,527,048   9,363,490
                                                         =========   =========

     Weighted average effective interest rates:
     - bank loans                                             6.58%       6.26%
     - loans from related parties                             5.65%       5.43%
     - other loans                                            5.04%         --

     The carrying amounts and fair values of long-term debt are as follows:

                                     Carrying values            Fair values
                                  ---------------------   ---------------------
                                     At December 31,          At December 31,
                                  ---------------------   ---------------------
                                     2001        2002        2001        2002
                                  ---------   ---------   ---------   ---------
                                     RMB         RMB         RMB          RMB
     Bank loans                   1,225,506   1,368,438   1,218,591   1,325,750
     Loans from related parties   5,162,542   4,118,592   5,203,582   4,171,319
     Other loans                        400          --         390          --
                                  ---------   ---------   ---------   ---------
                                  6,388,448   5,487,030   6,422,563   5,497,069
                                  =========   =========   =========   =========

     The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet date. Such discount rates ranged from 1.10% to 6.79% as of December 31, 2002 depending on the type of the debt. The carrying amounts of short-term debt approximate their fair value.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

21   DEBT (continued)

(b)  Long-term debt (continued)

     Maturities of long-term debt at the balance sheet date are as follows:

                                                              At December 31,
                                                           ---------------------
                                                              2001        2002
                                                           ---------   ---------
                                                              RMB         RMB
     Bank loans
     - within one year                                       139,332     196,430
     - between one to two years                              173,050     156,866
     - between two to three years                            164,911     159,949
     - between three to four years                           135,278     159,949
     - between four to five years                            135,241     126,411
     - after five years                                      477,694     568,833
                                                           ---------   ---------
                                                           1,225,506   1,368,438
                                                           =========   =========

                                                              At December 31,
                                                           ---------------------
                                                              2001        2002
                                                           ---------   ---------
                                                              RMB         RMB
     Loans from related parties
     - within one year                                       263,153   1,463,795
     - between one to two years                            1,729,573   1,058,895
     - between two to three years                          1,545,061     225,532
     - between three to four years                           265,537     223,528
     - between four to five years                            217,541   1,119,788
     - after five years                                    1,141,677      27,054
                                                           ---------   ---------
                                                           5,162,542   4,118,592
                                                           =========   =========

                                                                 At December 31,
                                                                 ---------------
                                                                   2001   2002
                                                                   ----   ----
                                                                    RMB    RMB
Other loans
- within one year                                                  400      --
                                                                   ===     ===

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

22   DEFERRED INCOME TAX

     Deferred income tax is calculated on temporary differences under the liability method using a principal tax rate of 33% for the three years ended December 31, 2002.

     The movements in the deferred income tax account are as follows:

                                                           Year Ended December 31,
                                                           -----------------------
                                                              2000    2001   2002
                                                            -------   ----   ----
                                                              RMB      RMB    RMB
     At beginning of year                                    35,906     --     --
     Transfer to consolidated income statement (Note 8)     (59,493)    --     --
     Transfer from capital reserve (Note 24 (e))             23,587     --     --
                                                            -------    ---    ---
     At end of year                                              --     --     --
                                                            =======    ===    ===

     Deferred tax balances are attributable to the following items:

                                                          At January    Income     At December
                                                            1, 2002    statement     31, 2002
                                                          ----------   ---------   -----------
                                                             RMB          RMB          RMB
     Deferred tax liabilities:
     Non-current:
        Revaluation of fixed assets                          4,780      (1,035)        3,745
        Exchange gain in respect of loans borrowed for
           fixed assets                                     25,542      (2,412)       23,130
        Deferred tax effect on housing subsidy cost         20,513      (3,075)       17,438
                                                            ------      ------        ------
     Total deferred tax liabilities                         50,835      (6,522)       44,313
                                                            ------      ------        ------

     Deferred tax assets:
     Non-current:
        Deductible temporary differences                    50,835      (6,522)       44,313
                                                            ------      ------        ------
     Total deferred tax assets                              50,835      (6,522)       44,313
                                                            ------      ------        ------

     Net deferred tax balance                                   --          --            --
                                                            ======      ======        ======

The deferred tax assets were arising from the impairment provision for receivables and inventories.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

22   DEFERRED INCOME TAX (continued)

     Deferred income tax assets for tax losses carried forward and deductible temporary differences are recognized to the extent that realization of the related tax benefit through future taxable income is probable. The Group has estimated unrecognized tax losses and deductible temporary differences of RMB 2,109,199 (2001: RMB 1,630,878) and RMB 1,513,987 (2001: RMB
     946,426), respectively, to carry forward against future taxable income. In accordance with PRC tax law, tax loss can be carried forward against future taxable income for a period of five years, accordingly the Group's tax losses will expire between 2005 and 2007.

     The deferred tax balances shown above include the following:

                                                                         2001     2002
                                                                        ------   ------
                                                                          RMB     RMB
     Deferred tax assets to be recovered after more than 12 months      44,313   38,347
     Deferred tax liabilities to be settled after more than 12 months   44,313   38,347

23   SHARE CAPITAL

                                                                      At December 31,
                                                                       2001 and 2002
                                                                       -------------
                                                                            RMB
     Registered, issued and fully paid:

     2,396,300,000 state-owned shares of RMB 1.00 each                   2,396,300
     200,000,000 A shares of RMB 1.00 each                                 200,000
     964,778,000 H shares and ADSs of RMB 1.00 each                        964,778
                                                                         ---------
                                                                         3,561,078
                                                                         =========

     The state-owned shares, H shares, A shares and ADS rank pari passu in all respects.

     The A shares of the Company are listed on the Shenzhen Stock Exchange (the "Exchange"). The Company has recorded losses for three consecutive years from 2000 to 2002. Following the announcement of the Company's audited results for 2002, its A shares will be suspended from trading on the Exchange pursuant to the relevant provisions of the China Securities Regulatory Commission and the Exchange. Resumption of trading will depend on a number of factors including but not limited to the Company's profitability in the first half year of 2003.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 (Amounts in thousands unless otherwise stated)

24   RESERVES

                                                                                     Statutory
                                                          Capital     Revaluation     common
                                                          reserve       reserve     reserve fund
                                                         ----------   -----------   ------------
                                                            RMB           RMB            RMB
                                                                                     (Note (a))
Balance at January 1, 2000                                1,945,574     16,392         154,633
Issue of 150,000,000 A shares                               335,518         --              --
Transfer to retained earnings on realization of
   revaluation reserve                                           --     (4,072)             --
Transfer from retained earnings to reserves (Notes (c)
   and (d))                                                      --         --             321
Write back of payable to JCGC in respect of housing
   subsidy, net of tax (Note (e))                            60,502         --              --
                                                          ---------     ------         -------
Balance at December 31, 2000                              2,341,594     12,320         154,954
Adjustment of land use rights at January 1, 2001
   (Note 2 (a))                                            (950,480)        --              --
Transfer to retained earnings on realization of
   revaluation reserve                                           --       (973)             --
Transfer from retained earnings to reserves (Note (d))           --         --           4,823
                                                          ---------     ------         -------
Balance at December 31, 2001                              1,391,114     11,347         159,777
Transfer to retained earnings on realization of
   revaluation reserve                                           --     (2,100)             --
Transfer from retained earnings to reserves (Note (d))           --         --             378
                                                          ---------     ------         -------
Balance at December 31, 2002                              1,391,114      9,247         160,155
                                                          =========     ======         =======

                                                          Statutory     Discretionary
                                                            common         common
                                                         welfare fund   reserve fund     Total
                                                         ------------   -------------   ---------
                                                             RMB             RMB           RMB
                                                          (Note (b))     (Note (c))
Balance at January 1, 2000                                  140,997        329,595      2,587,191
Issue of 150,000,000 A shares                                    --             --        335,518
Transfer to retained earnings on realization of
   revaluation reserve                                           --             --         (4,072)
Transfer from retained earnings to reserves (Notes (c)
   and (d))                                                      --         70,696         71,017
Write back of payable to JCGC in respect of housing
   subsidy, net of tax (Note (e))                                --             --         60,502
                                                            -------        -------      ---------
Balance at December 31, 2000                                140,997        400,291      3,050,156
Adjustment of land use rights at January 1, 2001
   (Note 2 (a))                                                  --             --       (950,480)
Transfer to retained earnings on realization of
  revaluation reserve                                            --             --           (973)
Transfer from retained earnings to reserves (Note (d))           --             --          4,823
                                                            -------        -------      ---------
Balance at December 31, 2001                                140,997        400,291      2,103,526
Transfer to retained earnings on realization of
   revaluation reserve                                           --             --         (2,100)
Transfer from retained earnings to reserves (Note (d))           --             --            378
                                                            -------        -------      ---------
Balance at December 31, 2002                                140,997        400,291      2,101,804
                                                            =======        =======      =========

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 (Amounts in thousands unless otherwise stated)

24   RESERVES (continued)

(a) Pursuant to PRC regulations and the Company's Articles of Association, the Company is required to transfer 10% of its net income, as determined under the PRC accounting regulations, to the statutory common reserve fund until the fund aggregates to 50% of the Company's registered capital. The transfer to this reserve must be made before distribution of dividend to shareholders.

     The statutory common reserve fund shall only be used to make good previous years' losses, to expand the Company's production operations, or to increase the capital of the Company. Upon approval by a resolution of shareholders' general meeting, the Company may convert its statutory common reserve fund into share capital and issue bonus shares to existing shareholders in proportion to their original shareholdings or to increase the nominal value of each share currently held by them, provided that the balance of the reserve fund after such issue is not less than 25% of the registered capital.

     Since the Company incurred a net loss for the years ended December 31, 2000, 2001 and 2002, no appropriation to the statutory common reserve fund was made in these three years.

(b) Pursuant to the PRC regulations and the Company's Articles of Association, the Company is required to transfer 5% to 10% of its net income, as determined under the PRC accounting regulations, to the statutory common welfare fund. This fund can only be used to provide staff welfare facilities and other collective benefits to the Company's employees. This fund is non-distributable other than in liquidation.

     Since the Company incurred a net loss for the years ended December 31, 2000, 2001 and 2002, no appropriation to the statutory common welfare fund was made in these three years.

(c) Transfer to the discretionary common reserve fund is subject to approval by the shareholders at general meeting. Its usage is similar to that of the statutory common reserve fund.

     No transfer to the discretionary common reserve fund has been proposed by the Board of Directors for the years ended December 31, 2000, 2001 and 2002. The Board of Directors proposed to transfer 48% of the net income for the year ended December 31, 1999 to the discretionary common reserve fund. This transfer was approved by the annual general meeting held on June 15, 2000 and was accounted for in shareholders' equity as an appropriation of retained earnings in the year ended December 31, 2000.

(d) In 2002, the Company's subsidiaries, Jilin City Songmei Acetic Co., Ltd., a Sino-foreign co-operative joint venture, made an appropriation to the statutory common reserve fund of which RMB 378 (2001: RMB 4,607; 2000: nil) was attributable to the Group.

     In 2001, the Company's subsidiary, Jilin Winsway Chemical Industrial Store and Transportation Ltd., a Sino-foreign joint venture, made an appropriation to the statutory common reserve fund of which RMB 216 (2000:
     RMB 321) was attributable to the Group. No such appropriation by the subsidiary was made in 2002.

(e) In 2000, capital reserve of RMB 60,502 represented the write back of housing subsidy which was payable to JCGC (net of deferred income tax of RMB 23,587). The write back was a result of the reorganization of CNPC and PetroChina under which PetroChina agreed to bear the cost of the housing subsidy.

(f) The Company's distributable reserve at December 31, 2002 under the PRC accounting regulations is nil (2001 and 2000: nil).

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

25   ACQUISITION

     In December 2002, the Company acquired the remaining 35% equity interest in Jilian, a jointly controlled entity, for a cash consideration of RMB 135,000 and integrated its business into the Company's. Jilian was subsequently dissolved (Note 17). The acquisition of Jilian is accounted for using the purchase method. The identifiable assets and liabilities acquired were restated to fair values at the time of the successive share purchases. The acquired business did not contribute significant revenues and operating income to the Company for the year ended December 31, 2002.

     Details of net assets acquired and goodwill are as follows:

                                                             RMB
                                                          --------
     Cash and cash equivalents                               7,914
     Property, plant and equipment (Note 16)               816,638
     Intangible assets (Note 19)                            52,599
     Inventories                                           157,260
     Receivables                                            53,351
     Payables                                             (397,576)
     Debt                                                 (304,471)
                                                          --------
     Fair value of net assets                              385,715
                                                          ========

     Equity interest acquired                                   35%
                                                          ========

     Total purchase consideration                          135,000

     Less: Cash and cash equivalents of Jilian acquired     (7,914)
        Consideration not yet settled                      (54,000)
                                                          --------
     Cash outflow on acquisition                            73,086
                                                          ========

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

26   FINANCIAL INSTRUMENTS

     The Group's operations expose it to various financial risks, including credit risk, foreign exchange risk and interest rate risk. While the Group has not used derivative financial instruments for hedging or trading purposes, it focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance. The Group's senior management has written policies covering specific financial risks indicated above.

(a)  Credit risk

     The carrying amounts of accounts receivable included in the balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk. Cash is placed with state-owned banks and financial institutions.

(b)  Foreign exchange risk

     The Group operates in the PRC and transactions are primarily denominated in Renminbi, the national currency. The Group is exposed to foreign exchange risk arising from various currency exposures with respect to debt denominated in foreign currencies (Note 21).

(c)  Interest rate risk

     The Group has no significant interest-bearing assets, as such its income and operating cash flows are substantially independent of changes in market interest rates. The Group sometimes borrows at variable rates and these represent the Group's maximum exposure to interest rate risk in relation to its financial liabilities.

(d)  Liquidity risk

     The Group depends upon cash flows from operations, loans from banks and related parties, and equity financing to satisfy its liquidity and capital needs. Management reviews the Group's working capital and liquidity position on a regular basis to ensure it has sufficient resources to meet its working capital needs and to continue its operations for the foreseeable future. In addition, management also aims at maintaining flexibility in funding by keeping committed credit lines available. The Company expects to receive continuing support from CNPC for its working capital requirements in the foreseeable future. In this regard, CP Finance, a subsidiary of CNPC, has agreed to increase the borrowing facilities available to the Company from RMB 5 billion to RMB 8 billion under a facility agreement which will not expire before December 31, 2004 (Note 21
     (a)).

(e)  Fair values

     The carrying amounts of the following financial assets and financial liabilities, net of impairment provisions, approximate their fair value: cash, trade receivables and payables, other receivables and payables, short-term debt and floating rate long-term debt.

27   CAPITAL COMMITMENTS

                                                                          At December 31,
                                                                         ----------------
                                                                           2001     2002
                                                                         -------   ------
                                                                           RMB       RMB
     Contracted but not provided for in respect of plant and equipment   418,056   94,256
                                                                         =======   ======

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

28   MAJOR CUSTOMERS

     The Group's major customers are as follows:

                                                       Year Ended December 31,
                                  ---------------------------------------------------------------
                                          2000                  2001                  2002
                                  -------------------   -------------------   -------------------
                                                % to                 % to                   % to
                                               total                 total                 total
                                   Revenue    revenue    Revenue    revenue    Revenue    revenue
                                  ---------   -------   ---------   -------   ---------   -------
                                     RMB         %         RMB         %         RMB         %
     PetroChina Group Companies   7,247,669      55     6,358,786      51     6,931,492     53
     JCGC Group Companies           119,396       1       657,211       5       658,700      5
                                  ---------      --     ---------      --     ---------     --
                                  7,367,065      56     7,015,997      56     7,590,192     58
                                  =========      ==     =========      ==     =========     ==

29   RELATED PARTY TRANSACTIONS

     The Company is a subsidiary of PetroChina which is part of a larger group of companies under CNPC. The Group has extensive transactions with members of the CNPC group. In addition to the related party information shown elsewhere in the financial statements, the following is a summary of the significant transactions entered into in the normal course of business between the Group and entities controlled by CNPC during the year:

                                                          Year Ended December 31,
                                                     ---------------------------------
                                             Notes      2000        2001        2002
                                             -----   ---------   ---------   ---------
                                                        RMB         RMB         RMB
     PetroChina Group Companies

     Purchase of crude oil                    (a)    7,930,123   6,738,177   5,883,507
     Purchase of materials                    (a)      629,369     751,840     694,206
     Sale of gasoline                         (b)    1,855,183   1,820,000   1,759,816
     Sale of diesel oil                       (b)    2,436,329   2,543,500   2,981,184
     Sale of petrochemical goods              (b)    2,956,157   1,995,286   2,190,492

     JCGC Group Companies

     Sale of goods                            (c)      119,396     657,215     658,700
     Sub-contracting fees                     (d)       28,877      24,353      23,880
     Construction of property, plant and
        equipment                             (e)      145,660     113,214     165,560
     Purchase of materials and spare parts    (f)       24,065     148,957     269,780
     Fees for welfare and support services    (g)      202,784     127,444     114,750

     CNPC Group Companies

     Interest expense                         (h)      215,728     388,251     373,665

(a) Represents purchase of crude oil, naphtha, benzene, etc. on normal commercial terms at market prices.

(b) Represents sale of diesel oil, gasoline, ethylene, etc. on normal commercial terms at market prices.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

29   RELATED PARTY TRANSACTIONS (continued)

(c) Represents sale of refinery products, chemical products, etc. on normal commercial terms at market prices.

(d) Represents processing fee for semi-finished products on normal commercial terms at market prices.

(e) Represents construction fee of property, plant and equipment of the Group at regulated prices, market prices or cost as provided in the service agreement between the Group and JCGC Group Companies.

(f) Represents purchase of spare parts, low value consumables etc. on normal commercial terms at market prices.

(g) Fees for welfare and support services are based on state regulated prices, market prices or cost as provided in the service agreement between the Group and JCGC Group Companies.

(h)  Represents interest expense for debt from CP Finance.

30   SEGMENT INFORMATION

(a)  Primary reporting format - business segments

     The Group is principally engaged in the following four business segments in the PRC, petroleum products, petrochemical and organic chemical products, chemical fertilizers and inorganic chemicals, and synthetic rubber products.

     (i) The petroleum products segment is engaged in the production of gasoline, diesel oil, solvent oil and other by-products such as lubricants. While certain of the products produced by the Group are used as raw materials in the production of petrochemicals, a major portion is sold to outside customers.

     (ii) The petrochemical and organic chemical products segment primarily produces ethanol, acetic acid and acetic anhydride.

     (iii) The chemical fertilizers and inorganic chemicals segment principally produces ammonium nitrate, urea, ammonium chloride, sulphuric acid and slag.

     (iv) The synthetic rubber products segment primarily produces styrene-butadiene-rubber.

     In addition to these four major business segments, the other products and services segment includes utilities, maintenance and other related services.

     The accounting policies of the operating segments are the same as those described in Note 2 - "Summary of principal accounting policies".

     Operating segment information for the years ended December 31, 2000, 2001 and 2002 is presented below.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 (Amounts in thousands unless otherwise stated)

30   SEGMENT INFORMATION (continued)

(a)  Primary reporting format - business segments (continued)

                                                                          Chemical
                                                    Petrochemical     fertilizers and
                                      Petroleum      and organic         inorganic
 Year ended December 31, 2000         products    chemical products      chemicals
----------------------------------   ----------   -----------------   ---------------
                                        RMB              RMB                 RMB
Profit and loss
Sales (including intersegment)        7,615,502       9,276,665            458,212
Less: Intersegment sales             (2,205,101)     (3,445,870)                --
                                     ----------      ----------          ---------
Total sales to external customers     5,410,401       5,830,795            458,212
                                     ==========      ==========          =========
Segment results                          77,453        (221,049)           (57,125)
Finance costs - net
Share of income of jointly
   controlled entities                       --          37,427                 --
Loss before income taxes
Income taxes
Minority interests
Net loss
Depreciation and amortization           244,227         376,955             43,971
Employee separation costs and shut
   down of manufacturing assets          47,433         516,000             88,176
Assets and liabilities
Segment assets                        4,718,135       7,868,959          1,042,317
Interests in jointly controlled
   entities                                  --         243,774                 --
Total segment assets                  4,718,135       8,112,733          1,042,317
Segment liabilities                     258,075         706,870            125,817
Debt
Total liabilities
Segment capital expenditure             109,260         586,212            409,594

                                     Synthetic rubber   Other products
 Year ended December 31, 2000           products         and services      Total
----------------------------------   ----------------   --------------   ----------
                                            RMB               RMB            RMB
Profit and loss
Sales (including intersegment)            878,455          3,556,101     21,784,935
Less: Intersegment sales                       --         (2,737,717)    (8,388,688)
                                        ---------         ----------     ----------
Total sales to external customers         878,455            818,384     13,396,247
                                        =========         ==========     ==========
Segment results                           (99,454)           (34,418)      (334,593)
Finance costs - net                                                        (580,177)
Share of income of jointly
   controlled entities                         --                 --         37,427
                                                                         ----------
Loss before income taxes                                                   (877,343)
Income taxes                                                                 58,510
Minority interests                                                          (17,157)
                                                                         ----------
Net loss                                                                   (835,990)
                                                                         ==========
Depreciation and amortization             120,176             81,699        867,028
Employee separation costs and shut
   down of manufacturing assets           123,676            161,248        936,533
Assets and liabilities
Segment assets                          1,085,824          3,014,834     17,730,069
Interests in jointly controlled
   entities                                    --                 --        243,774
                                                                         ----------
Total segment assets                    1,085,824          3,014,834     17,973,843
                                                                         ==========
Segment liabilities                        86,691            240,679      1,418,132
Debt                                                                     10,623,932
                                                                         ----------
Total liabilities                                                        12,042,064
                                                                         ==========
Segment capital expenditure                32,574            128,214      1,265,854

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

30   SEGMENT INFORMATION (continued)

(a)  Primary reporting format - business segments (continued)

                                                                        Chemical
                                                  Petrochemical     fertilizers and
                                    Petroleum      and organic         inorganic
Year ended December 31, 2001         products   chemical products      chemicals
----------------------------        ---------   -----------------   ---------------
                                      RMB             RMB                 RMB
Profit and loss
Sales (including intersegment)      6,141,415        6,894,381          107,090
Less: Intersegment sales             (933,462)      (1,507,901)              --
                                    ---------       ----------        ---------
Total sales to external customers   5,207,953        5,386,480          107,090
                                    =========       ==========        =========
Segment results                      (361,866)        (719,848)        (124,881)
Finance costs - net
Share of income of jointly
   controlled entities                     --           40,595               --
Share of loss of an associated
   company                                 --               --               --

Loss before income taxes
Income taxes
Minority interests

Net loss

Depreciation and amortization         297,174          423,829            3,907
Assets and liabilities
Segment assets                      2,969,199        7,653,882        1,290,935
Interests in jointly controlled
   entities                                --          282,499               --
Investment in an associated
   company                                 --               --               --

Total assets                        2,969,199        7,936,381        1,290,935

Segment liabilities                   156,502          744,500          141,557
Debt

Total liabilities

Segment capital expenditure            27,931          185,989          582,576

                                    Synthetic rubber   Other products
Year ended December 31, 2001            products        and services      Total
----------------------------        ----------------   --------------   ----------
                                          RMB               RMB            RMB
Profit and loss
Sales (including intersegment)           781,690          2,184,195     16,108,771
Less: Intersegment sales                      --         (1,148,876)    (3,590,239)
                                         -------         ----------     ----------
Total sales to external customers        781,690          1,035,319     12,518,532
                                         =======         ==========     ==========
Segment results                          (21,722)           (80,163)    (1,308,480)
Finance costs - net                                                       (545,990)
Share of income of jointly
   controlled entities                        --                 --         40,595
Share of loss of an associated
   company                                    --             (1,259)        (1,259)
                                                                        ----------
Loss before income taxes                                                (1,815,134)
Income taxes                                                                  (821)
Minority interests                                                          (1,414)
                                                                        ----------
Net loss                                                                (1,817,369)
                                                                        ==========
Depreciation and amortization            164,451             77,434        966,795
Assets and liabilities
Segment assets                           283,364          1,331,175     13,528,555
Interests in jointly controlled
   entities                                   --                 --        282,499
Investment in an associated
   company                                    --             18,784         18,784
                                                                        ----------
Total assets                             283,364          1,349,959     13,829,838
                                                                        ==========
Segment liabilities                       29,680             81,738      1,153,977
Debt                                                                     9,527,048
                                                                        ----------
Total liabilities                                                       10,681,025
                                                                        ==========
Segment capital expenditure                8,878             61,484        866,858

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

30   SEGMENT INFORMATION (continued)

(a)  Primary reporting format - business segments (continued)

                                                                        Chemical
                                                   Petrochemical     fertilizers and
                                    Petroleum       and organic         inorganic
Year ended December 31, 2002         products    chemical products      chemicals
----------------------------        ----------   -----------------   ---------------
                                       RMB              RMB                RMB
Profit and loss
Sales (including intersegment)       7,971,951       6,180,161            123,325
Less: Intersegment sales            (2,805,763)       (430,086)                --
                                    ----------       ---------          ---------
Total sales to external customers    5,166,188       5,750,075            123,325
                                    ==========       =========          =========
Segment results                       (210,741)       (156,705)          (153,268)
Finance costs - net
Share of loss of jointly
   controlled entities                      --          (7,671)                --
Share of income of an associated
   company                                  --              --                 --

Loss before income taxes
Income taxes
Minority interests

Net loss

Shut down of manufacturing assets      160,617          43,241             51,972
Writedown of carrying value of
   property, plant and equipment        60,749         203,651             26,412
Depreciation and amortization          438,367         481,247             16,853
Assets and liabilities
Segment assets                       2,652,543       8,160,438          1,057,622
Interests in jointly controlled
   entities                                 --          44,058                 --
Investment in an associated
   company                                  --              --                 --

Total assets                         2,652,543       8,204,496          1,057,622

Segment liabilities                    303,790       1,445,169            274,780
Debt

Total liabilities

Segment capital expenditure             35,146         226,491            733,064

                                    Synthetic rubber   Other products
Year ended December 31, 2002            products        and services      Total
----------------------------        ----------------   --------------   ----------
                                          RMB               RMB            RMB
Profit and loss
Sales (including intersegment)          782,559          1,559,678      16,617,674
Less: Intersegment sales                     --           (243,438)     (3,479,287)
                                        -------          ---------      ----------
Total sales to external customers       782,559          1,316,240      13,138,387
                                        =======          =========      ==========
Segment results                         119,724           (105,046)       (506,036)
Finance costs - net                                                       (514,056)
Share of loss of jointly
   controlled entities                       --                 --          (7,671)
Share of income of an associated
   company                                   --                125             125
                                                                        ----------
Loss before income taxes                                                (1,027,638)
Income taxes                                                                (1,116)
Minority interests                                                           5,655
                                                                        ----------
Net loss                                                                (1,023,099)
                                                                        ==========
Shut down of manufacturing assets            --             27,588         283,418
Writedown of carrying value of
   property, plant and equipment          5,797             27,235         323,844
Depreciation and amortization            55,867            116,188       1,108,522
Assets and liabilities
Segment assets                          616,960          1,114,611      13,602,174
Interests in jointly controlled
   entities                                  --                 --          44,058
Investment in an associated
   company                                   --             18,909          18,909
                                                                        ----------
Total assets                            616,960          1,133,520      13,665,141
                                                                        ==========
Segment liabilities                      57,613            104,896       2,186,248
Debt                                                                     9,363,490
                                                                        ----------
Total liabilities                                                       11,549,738
                                                                        ==========
Segment capital expenditure              11,171             77,366       1,083,238

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

30   SEGMENT INFORMATION (continued)

(b)  Secondary reporting format - geographical segments

     All assets and operations of the Group are located in the PRC, which is considered as one geographic location in an economic environment with similar risks and returns.

31   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

     The consolidated financial statements have been prepared in accordance with IFRS which may differ in certain material respects from US GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP.

     Effect on net loss of significant differences between IFRS and US GAAP is as follows:

                                                                      Year Ended December 31,
                                                         --------------------------------------------------
                                                             2000           2001         2002        2002
                                                         -------------   ----------   ----------   --------
                                                              RMB           RMB          RMB         US$
                                                         -------------   ----------   ----------   --------
                                                         (Restated)(1)
Net loss under IFRS                                        (835,990)     (1,817,369)  (1,023,099)  (123,603)

US GAAP adjustments:
- Depreciation charge on fixed asset
     revaluation surplus on Restructuring          (a)       57,030           8,319        2,141        259
- Depreciation charge on fixed asset
     revaluation surplus at February 28, 1995      (a)        1,452           1,452        1,452        175
- Reduction in loss on write-off of fixed
     assets                                        (a)        9,006              --        2,526        305
- Reversal of writedown of carrying amount (net
     of minority interests) of fixed assets        (a)           --              --      322,240     38,931
- Depreciation charge on foreign currency
     translation difference on interest
     components capitalized in fixed assets        (b)        1,531           1,531        1,531        185
- Depreciation charge on fixed asset
     revaluation surplus of a jointly controlled
     entity                                        (c)        7,630           7,630        7,630        922
- Tax adjustment                                   (e)      (22,776)       (362,236)          --         --
                                                           --------      ----------   ----------   --------
Net loss under US GAAP                                     (782,117)     (2,160,673)    (685,579)   (82,826)
                                                           ========      ==========   ==========   ========
Basic and diluted loss per share under US GAAP                (0.22)          (0.61)       (0.19)     (0.02)
                                                           ========      ==========   ==========   ========

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

31   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (continued)

     Effect on shareholders' equity of significant differences between IFRS and US GAAP is as follows:

                                                                              At December 31,
                                                                      -------------------------------
                                                                        2001        2002       2002
                                                                      ---------   ---------   -------
                                                                         RMB         RMB        US$
Shareholders' equity under IFRS                                       3,106,046   2,082,947   251,646

US GAAP adjustments:
- Fixed asset revaluation on Restructuring                      (a)    (714,974)   (714,974)  (86,378)
- Fixed asset revaluation at February 28, 1995                  (a)     (29,033)    (29,033)   (3,508)
- Depreciation charge on fixed assets due to revaluation on
     Restructuring and at February 28, 1995                     (a)     586,381     591,426    71,452
- Deferred tax asset on fixed asset revaluation surplus on
     Restructuring                                              (a)     235,941     235,941    28,505
- Reversal of deferred tax liability on fixed asset
     revaluation surplus at February 28, 1995                   (a)       9,580       9,580     1,157
- Reduction in loss on write-off of fixed assets                (a)       9,006      11,532     1,393
- Reversal of writedown of carrying amount (net of minority
     interests) of fixed assets                                 (a)          --     322,240    38,931
- Foreign currency translation difference on interest
     components capitalized in fixed assets                     (b)     (30,616)    (30,616)   (3,699)
- Depreciation charge on foreign currency translation
     difference on interest components capitalized in fixed
     assets                                                     (b)       7,655       9,186     1,110
- Fixed asset revaluation of a jointly controlled entity        (c)     (65,320)    (65,320)   (7,891)
- Depreciation charge on fixed asset revaluation of a jointly
     controlled entity                                          (c)      55,182      62,812     7,588
- Tax adjustment                                                (d)    (245,521)   (245,521)  (29,662)
                                                                      ---------   ---------   -------
Shareholders' equity under US GAAP                                    2,924,327   2,240,200   270,644
                                                                      =========   =========   =======

(1) For US GAAP purposes, for the year ended December 31, 2000, the reduction in loss arising on the write off of certain fixed assets has been restated to RMB 9,006 to reflect the correct book basis of fixed assets written off before revaluation. The amount previously reported was RMB 313,484. The tax effect on this restatement amounted to RMB 100,478. The restatement had the effect of increasing net loss under US GAAP by RMB 204,000 and increasing the loss per share under US GAAP by RMB 0.06 for the year ended December 31, 2000.

In preparing the summary of differences between IFRS and US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenues and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible and intangible assets, income taxes and other areas. Actual results could differ from those estimates.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

31   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (continued)

     A summary of the principal differences and additional disclosures applicable to the Group is set out below:

(a)  Revaluation of fixed assets

     On September 30, 1994, the fixed assets transferred to the Company by Jilin Chemical Industrial Corporation as part of the Restructuring were appraised, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC. The revaluation of the fixed assets transferred resulted in RMB 1,665,454 in excess of the prior carrying value and was recorded in share capital and capital reserve and not as a revaluation reserve. The depreciation charge on the revaluation surplus for year ended December 31, 2002 was RMB 2,141 (2001: RMB 8,319; 2000: RMB 57,030). For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charge is reversed. A deferred tax asset of RMB 235,941 (2001: RMB 235,941; 2000: RMB 508,005) relating to the reversal of the revaluation effect was established, together with a corresponding increase in shareholders' equity.

     With effect from January 1, 2001, the Company concluded that the land use rights should be accounted for as operating leases under IAS 17 "Leases". Previously, the Company treated the land use rights as property, plant and equipment which could be revalued under IAS 16 "Property, Plant and Equipment". This change in classification was a result of the Company implementing the concepts contained in IAS 40 "Investment Property" which clarified that leases that do not transfer title to land shall be accounted for as operating leases, even where they are for the long term and where there are no annual lease payments. As a result of the change in classification, the Company concluded that it could not carry this forward as an asset; rather, it would reflect the land use rights at their carrying value of nil. The elimination of the effect of the revaluation of land use rights resulted in a reduction in opening reserves at January 1, 2001 of RMB 950 million.

     On February 28, 1995, the Group's fixed assets were further revalued by a firm of independent valuers registered in Hong Kong to satisfy the Hong Kong Stock Exchange listing requirements. This revaluation, which resulted in an additional revaluation surplus of RMB 29,033, was not recognized by the PRC authorities and was therefore not recorded in the statutory accounting books. A deferred tax liability of RMB 9,580 was created under IFRS with a corresponding decrease in revaluation surplus. The depreciation charge on the revaluation surplus for year ended December 31, 2002 was RMB 1,452 (2001: RMB 1,452; 2000: RMB 1,452). For purposes of reconciling to the US GAAP financial data, the revaluation surplus, the related depreciation charge and the tax effect are reversed.

     In 2002, certain fixed assets with a net book value of RMB 283,418 (RMB 2,526 related to revaluation surplus recorded in share capital and capital reserve) were written off as a charge to the consolidated income statement in connection with the shut down of manufacturing assets. For purposes of reconciling to the US GAAP financial data, the effect of the revaluation relating to the write-off of fixed assets is reversed.

     As at December 31, 2002, the directors of the Company compared the carrying amount of the Group's property, plant and equipment to their estimate of its fair value, and on the basis of this review, made an adjustment to reduce the carrying amount by RMB 323,844. Under IFRS, the adjustment arising from the comparison, net of minority interests of RMB 1,604, amounting to RMB 322,240 was charged to the consolidated income statement. For purposes of reconciling to the US GAAP financial data, the write-down adjustment is reversed.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

31   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (continued)

(b)  Foreign exchange losses

     Under US GAAP, foreign exchange losses are expensed in the period in which they occur.

     Under IFRS, the Group capitalized foreign currency translation difference relating to debt to the extent that these are adjustments to the interest costs of funds used to finance the construction of fixed assets during the period of construction. For purposes of reconciling to the US GAAP financial data, the effect of the capitalized foreign currency translation difference and the related depreciation charge is reversed.

(c)  Fixed assets transferred to a jointly controlled entity

     During the period ended December 31, 1994, certain fixed assets of the Company were transferred to Jilian, a jointly controlled entity of the Company prior to December 2002. These fixed assets were appraised and resulted in RMB 65,320 in excess of the prior carrying value. For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charge is reversed.

(d)  Tax adjustment

     As there is uncertainty as to whether the deferred tax asset established in
     (a) above can be fully realized, a valuation allowance for the deferred tax asset is made.

(e)  Additional US GAAP information - recent accounting pronouncements

     In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("FAS") No. 143 "Accounting for Asset Retirement Obligations". FAS 143 establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. FAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Group is evaluating the effect of adoption of FAS 143.

     In June 2002, the FASB issued FAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". This Standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operations, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liability Recognition for Certain Costs, Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". FAS 146 replaces EITF 94-3 and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Group will comply with FAS 146 beginning in 2003.

     FASB issued Interpretation (FIN) 45 "Guarantor - Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" in November 2002. FIN 45 elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions under FIN 45 are applicable prospectively to guarantees issued or modified after December 31, 2002. The adoption of disclosure requirements that are effective for the year ended December 31, 2002 did not have a material effect on the consolidated financial statements of the Group.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (Amounts in thousands unless otherwise stated)

31   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (continued)

(e)  Additional US GAAP information - recent accounting pronouncements
     (continued)

     Issued in January 2003, FIN 46 "Consolidation of Variable Interest Entities" provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has not yet completed its assessment of the accounting effects of this new accounting interpretation upon adoption.

32   PRINCIPAL SUBSIDIARIES

                           Paid-up                     Attributable
                           capital   Type of legal   equity interest
Company name                 RMB        entity              %          Principal activities
------------               -------   -------------   ---------------   ----------------------
Jilin Jihua Jianxiu Co.,   45,200    Limited                99         Construction of piping
   Limited                           liability                         and pressurized
                                     company                           containers

Jilin Xinhua               25,668    Limited                75         Manufacture and sale
   Nitrochloro-benezene              liability                         of nitrochloro-benzene
   Company Limited                   company

Jilin Winsway              51,454    Sino-foreign           70         Provision of
   Chemical Industrial               equity joint                      transportation
   Store and                         venture                           services for
   Transport Limted                                                    chemical products

Jilin City Songmei         72,000    Sino-foreign           66         Manufacture of acetic
   Acetic Co., Ltd.                  co-operative                      acid
                                     joint venture

     Except for Jilin Jihua Jianxiu Co., Limited, which was established on February 12, 2001, there were no changes in the interests held in these subsidiaries in 2001 and 2002.

33   ULTIMATE HOLDING COMPANY

     The directors regard CNPC, a state-owned enterprise established in the PRC, as being the ultimate holding company.

34   APPROVAL OF FINANCIAL STATEMENTS

     The financial statements were approved by the board of directors on April 24, 2003 and will be submitted to the shareholders for approval at the annual general meeting to be held June 24, 2003.

                                INDEX TO EXHIBITS

1. Amended and Restated Articles of Association effective on February 27, 2002, incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 (File No. 001-13750), filed with the U.S. Securities and Exchange Commission on June 28, 2002.

4(a).   (1) Extension of Credit Facility Letter from CP Finance dated
            April 11, 2003.

        (2) Share Transfer Agreement regarding acquisition of Jilian dated August 30, 2002.

6.      A statement explaining how earnings per share was calculated.

7.      A statement explaining how various ratios were calculated

8.      List of Subsidiaries.

99.1.   906 Certification (chief executive officer).

99.2.   906 Certification (chief financial officer).

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


                                       By: /s/ Shi Jianxun
                                           -------------------------------------
                                       Name: Shi Jianxun
                                       Title: General Manager

Dated: June 20, 2003

                                 CERTIFICATIONS

     I, Shi Jianxun, certify that:

     1. I have reviewed this annual report on Form 20-F of Jilin Chemical Industrial Company Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


                                       By: /s/ Shi Jianxun
                                           -------------------------------------
                                       Name: Shi Jianxun
                                       Title: General Manager

Dated: June 20, 2003

     I, Lan Yunsheng, certify that:

     1. I have reviewed this annual report on Form 20-F of Jilin Chemical Industrial Company Limited;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

     6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                                       JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


                                       By: /s/ Lan Yunsheng
                                           -------------------------------------
                                       Name: Lan Yunsheng
                                       Title: Chief Financial Officer

Dated: June 20, 2003