Form 20-F
period 2003-12-31
JILIN CHEMICAL INDUSTRIAL CO LTD
filed 2004-06-14
CIK 944476

SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC. 20549

-------------------------------------------------------------------------------

                                    FORM 20-F


          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
            [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended
                                DECEMBER 31, 2003
                                       OR
              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
        For the transition period from _______________ to _______________


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


  Title of Each Class                 Name of Each Exchange on which Registered
  AMERICAN DEPOSITARY SHARES                   NEW YORK STOCK EXCHANGE
CLASS H ORDINARY SHARES,                THE STOCK EXCHANGE OF HONG KONG LIMITED
PAR VALUE RMB 1.00 PER SHARE

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act.


                                      NONE
-------------------------------------------------------------------------------
                                (Title of Class)


              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act.


                                      NONE
--------------------------------------------------------------------------------
                               (Title of Classes)


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

Yes X             No
    -                --

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17           Item 18  X
        ---               ---

                                TABLE OF CONTENTS




  ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........5
  ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE........................5
  ITEM 3.    KEY INFORMATION................................................5
  ITEM 4.    INFORMATION ON THE COMPANY....................................13
  ITEM 5.    MANAGEMENT'S DISCUSSION AND ANALYSIS..........................35
  ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................44
  ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............50
  ITEM 8.    FINANCIAL INFORMATION.........................................55
  ITEM 9.    THE OFFER AND LISTING.........................................56
  ITEM 10.   ADDITIONAL INFORMATION........................................58
  ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....70
  ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........72
  ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............72
  ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                AND USE OF PROCEEDS........................................72
  ITEM 15.   CONTROLS AND PROCEDURES.......................................72
  ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT..............................73
  ITEM 16B   CODE OF ETHICS................................................73
  ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES........................73
  ITEM 17.   FINANCIAL STATEMENTS..........................................75
  ITEM 18.   FINANCIAL STATEMENTS..........................................75
  ITEM 19.   EXHIBITS......................................................75

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

Translation of amounts from Renminbi to US dollars for the convenience of the reader have been made in this Annual Report, except as otherwise noted, at the exchange rate published daily by the People's Bank of China, or the PBOC Rate, on December 31, 2003 of US$1 = RMB 8.2767. No representation is made that the Renminbi amounts could have been or could be converted into US dollars at that rate or at any other rate.


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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
-------------------------------------------------------------

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
-----------------------------------------------

Not applicable.

ITEM 3. KEY INFORMATION
-----------------------

SELECTED FINANCIAL DATA

The following financial data as of December 31, 2002 and 2003 and for each of the years ended December 31, 2001, 2002 and 2003 are derived from our audited consolidated financial statements included elsewhere in this annual report. The financial data as of December 31, 1999, 2000, and 2001 and for each of the years ended December 31, 1999 and 2000 are derived from our historical consolidated financial statements not included in this annual report. You should read the selected financial data set forth below in conjunction with our Consolidated Financial Statements and the corresponding notes thereto and ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS. Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ from United States generally accepted accounting principles ("US GAAP"). For a discussion of the significant differences between IFRS and US GAAP, see ITEM 18. FINANCIAL STATEMENTS -- CONSOLIDATED FINANCIAL STATEMENTS -- NOTE 31.



                                                                           SUMMARY FINANCIAL INFORMATION
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF SHARES)

                                                  1999         2000            2001         2002         2003         2003(a)
                                                 -----------------------------------------------------------------------------
                                                 (RMB )       (RMB )          (RMB )       (RMB )       (RMB)          (US$)

STATEMENTS OF OPERATIONS DATA
Amounts in Accordance with IFRS:
   Net sales:                                     10,554,892   13,396,247   12,518,532    13,138,387   20,652,809    2,495,295
    Petroleum products                             3,413,288    5,410,401    5,207,953     5,166,188    9,320,066    1,126,061
    Petrochemical and organic chemical
products                                           4,944,614    5,830,795    5,386,480     5,750,075    7,783,091      940,362
    Synthetic rubber                                 687,270      878,455      781,690       782,559    1,133,031      136,894
    Chemical fertilizers and inorganic
chemical products                                    626,899      458,212      107,090       123,325      164,861       19,919
    Other                                            882,821      818,384    1,035,319     1,316,240    2,251,760      272,059
   Income/(loss) from operations                     828,230     (334,593)  (1,308,480)     (506,036)     895,318      108,173
   Interest expenses                                (599,133)    (641,124)    (598,882)     (474,370)    (429,782)     (51,926)
   Net income/(loss)                                 148,800     (835,990)  (1,817,369)   (1,023,099)     427,609       51,664
   Basic and diluted earnings/(loss) per share          0.04        (0.24)       (0.51)        (0.29)        0.12         0.01
Amounts in Accordance with US GAAP:(b)
   Net income/(loss)                                 165,641     (782,117)  (2,160,673)     (685,579)     369,709       44,669
   Basic and diluted earnings/(losses) per
   share                                                0.05        (0.22)       (0.61)        (0.19)        0.10         0.01
CASH FLOW DATA
   Net cash provided  by/(used for) operating
activities                                           350,567     (545,537)   1,772,458     1,329,003    3,578,324      432,337
   Net cash used for investing activities           (490,798)  (1,396,895)    (867,158)     (863,352)    (722,137)     (87,249)
   Net cash provided by/(used for) financing
activities                                           157,427    1,924,700   (1,097,347)     (469,763)  (2,853,493)    (344,762)
OTHER FINANCIAL DATA
   Depreciation and amortization                     843,300      867,028      966,795     1,108,522    1,032,007      124,688
   Purchase of property, plant and equipment        (491,101)  (1,396,985)    (866,858)     (791,725)    (675,078)     (81,563)
     Capital Stock                                 3,411,078    3,561,078    3,561,078     3,561,078    3,561,078      430,253








                                       5







                                                                                As of December 31,
                                                      1999          2000        2001         2002         2003            2003(a)
                                                 ----------------------------------------------------------------------------------
                                                     (RMB )        (RMB )      (RMB )       (RMB )        (RMB)            (US$)

BALANCE SHEET DATA

Amounts in Accordance with IFRS:
    Net working capital                              144,495    1,302,811   (2,061,875)   (5,256,695)  (5,660,445)    (683,901)
    Fixed assets                                  11,251,039   11,417,297   10,426,277    10,687,084    9,929,535    1,199,697
    Total assets                                  16,053,758   17,973,843   13,829,838    13,665,141   12,665,589    1,530,270
    Short term debt (including current             2,396,466    3,043,831    3,541,485     5,536,685    4,101,999      495,608
portion of long-term debt)
    Long term debt (excluding current portion)     6,112,982    7,580,101    5,985,563     3,826,805    2,407,898      290,925
    Owner's/shareholders' equity                   6,199,476    5,873,895    3,106,046     2,082,947    2,510,556      303,328
Amounts in Accordance with US GAAP: (b)
    Fixed assets                                  10,203,207   10,336,870   10,407,165    10,995,294   10,170,684    1,228,833
    Owner's /shareholders' equity                  5,358,160    5,086,452    2,924,327     2,240,200    2,609,909      315,332

----------
(a) Translated solely for convenience into US dollars based on the exchange rate prevailing on December 31, 2003 as quoted by the People's Bank of China of US$1 = RMB 8.2767.
(b)   Amounts for 2000 have been restated.

         DIVIDENDS

The following table sets forth certain information concerning the dividends paid by us since 1999:

          DIVIDEND PERIOD                   DIVIDEND AMOUNT (PER SHARE)
      JANUARY 1 - DECEMBER 31            RMB                   US$ EQUIVALENT
      -----------------------            ---                   --------------
                1999                     0.01                      0.0012
                2000                 No dividends                No dividends
                2001                 No dividends                No dividends
                2002                 No dividends                No dividends
                2003                 No dividends                No dividends

         EXCHANGE RATES

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See ITEM 10. ADDITIONAL INFORMATION.

The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on May 28, 2004 was US$1.00 = RMB 8.2769. In addition, the following table sets forth certain historical information concerning exchange rates between Renminbi and US dollars for the periods indicated:


                                                        NOON BUYING RATE
                                                   (EXPRESSED IN RMB PER US$)
                  PERIOD                                   AVERAGE(1)
                  ------                                   -------- -
                  1999.........................              8.2783
                  2000.........................              8.2784
                  2001.........................              8.2770
                  2002.........................              8.2770
                  2003.........................              8.2771

                  NOTES: (1)  The average rate means the average of the exchange rates on the last day of each month during that period.

                                                          NOON BUYING RATE
                                                     (EXPRESSED IN RMB PER US$)
                 PERIOD                                HIGH             LOW
                 ------                                ----             ---
                 December, 2003..................    8.2772           8.2765
                 January, 2004...................    8.2772           8.2767
                 February, 2004..................    8.2773           8.2769
                 March, 2004.....................    8.2774           8.2767
                 April, 2004.....................    8.2772           8.2768
                 May, 2004.......................    8.2773           8.2768

CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

RISK FACTORS

      THE PRICE OF CRUDE OIL, OUR PRINCIPAL RAW MATERIAL, IS SUBJECT TO THE CONTROL OF THE PRC GOVERNMENT.

Crude oil is our primary raw material. In the PRC the price of crude oil is subject to a system of government control adopted in 1998. Under this pricing scheme, the State Planning Commission (together with its successor, initially, the State Development and Planning Commission and subsequently, the National Development and Reform Commission) has established, on a monthly basis, a single indicative price for each grade of domestic onshore crude oil based on comparable international market prices inclusive of any duties that would have been imposed had the oil been imported. To this single state indicative price, a surcharge within certain government stipulated guidelines is imposed on all domestically produced onshore crude oil as determined and agreed to by China National Petrochemical Corporation, or CNPC, and China Petrochemical Group Corporation, or Sinopec Group, to reflect any transportation and other miscellaneous costs that would have been incurred in having the oil delivered to various refineries. Accordingly, since June 1998 we have been purchasing crude oil at prices that reflect the applicable state indicative price plus the applicable surcharge. We believe that this oil pricing regime has resulted in costs of crude oil that more closely reflect trends in international markets; however, there may be a lag in timing between the changes in international prices and any changes to the state indicative price, which may expose us to a potentially higher price than the then current international market price. While we believe that the current pricing policy will not change in the foreseeable future, any changes in this pricing scheme could affect the price of our crude oil and could adversely affect our operating results. As the PRC oil pricing scheme reflects prices of crude oil in international markets, the cost of our crude oil is subject to fluctuations in the price of crude oil in international markets. These fluctuations may materially and adversely affect our operating results. See ITEM 4. INFORMATION ON THE COMPANY -- RAW MATERIALS AND ENERGY SUPPLY -- CRUDE OIL.

     WE ARE DEPENDENT ON OUR PARENT FOR SUPPLIES OF OUR PRINCIPAL RAW MATERIALS.

We are required to purchase crude oil and cracking feedstock, the raw materials for the production of ethylene such as naphtha and light industrial oil, through our Parent. Therefore neither the availability nor prices of crude oil nor other cracking feedstock can be predicted by us, and no assurance can be given that limited availability of crude oil or other cracking feedstock or substantially higher prices will not have a material adverse effect on our operating results.

Since July 1998, PetroChina has been responsible for allocating all of our crude oil from domestic sources. Our Parent has confirmed to us its intention to allocate to us sufficient amounts of crude oil and other cracking feedstock necessary to meet our needs for 2004.

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

Pursuant to PRC law, our domestic-listed shares were suspended from trading on the Shenzhen Stock Exchange on April 30, 2003 as a result of our reporting of three consecutive years of net losses from January 1, 2000 to December 31, 2002. Following our report of net profits for the period ended June 30, 2003, our domestic-listed shares resumed trading on September 25, 2003 on the Shenzhen Stock Exchange under the "special treatment" category provided under PRC law. The resumption of trading of our domestic-listed shares was subject to the risk of delistment if we were unable to generate net profits for the year ended December 31, 2003. Following the release of our financial results for the year ended December 31, 2003, which recorded net profits for the year, our domestic-listed share no longer face the risk of delistment unless we record another three years of consecutive losses. Our domestic-listed shares continue to trade under the "special treatment" category due to net asset value lower than share par value and face increased risk of trading suspension for the trading day if there is trading price volatility of 5% or more in that trading day. In general, PRC law provides that companies listed on the Shenzhen Stock Exchange will face trading suspension if there is trading price volatility of 10% or more in that trading day. Although the suspension of trading of our domestic-listed shares will not directly affect the listing and trading of our foreign-invested share listed on the Hong Kong Stock Exchange, or the H Shares, and our American Depositary Shares listed on the New York Stock Exchange, or the ADSs, the trading prices for H Shares and ADSs may be directly affected due to lack of liquidity of our Domestic Shares.

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

         THE OUTBREAK OF AN EPIDEMIC MAY AFFECT OUR BUSINESS.

The outbreak of Severe Acute Respiratory Syndrome, or SARS, in the PRC in early 2003 has had a negative impact on the PRC economy. The recent outbreak of avian influenza in certain east and southeast Asian countries has a tendency to spread to other countries. If there is an outbreak of SARS or avian influenza or other widespread health problem, the forecasted economic growth in the PRC may be negatively affected and our revenues, cost of revenues and results of operations would be negatively impacted. If the outbreak leads to quarantine of a significant number of our employees or closure of our facilities and other properties, our business would be seriously harmed. Although we will take necessary preventative measures in respect of our facilities and other properties, the development and spread of an epidemic is usually unpredictable and we will be unable to quantify the potential impact of any epidemic on our operations and financial performance. We have implemented preventative measures, including establishing a personal hygiene policy among our staff and increasing our premises' disinfecting program, and we will continue to carefully monitor the situation.

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

Before its adoption of reform and open-door policies beginning in 1978, China was primarily a planned economy. Since that time, the PRC government has been reforming the PRC economic system, and has also begun reforming the government structure in recent years. These reforms have resulted in significant economic growth and social progress. Although the PRC government still owns a significant portion of the productive assets in China, economic reform policies since the late 1970s have emphasized autonomous enterprises and the utilization of market mechanisms. We currently expect that the PRC government will continue these reforms, further reduce governmental intervention with enterprises and rely more heavily on market mechanisms to allocate resources. Although we believe these reforms will have a positive effect on our overall and long-term development, we cannot predict whether certain changes to China's political, economic and social conditions, laws, regulations and policies will have any adverse effect on our current or future business or results of operations.

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

         OUR SHAREHOLDERS MAY NOT ENJOY PROTECTIONS THAT THEY MAY BE ENTITLED TO IN OTHER JURISDICTIONS

As substantially all of our business is conducted in the PRC, our operations are governed principally by the laws of the PRC. As a PRC company with shares listed and traded outside the PRC, we are subject to the PRC Special Regulations on the

Overseas Offering and Listing of Shares by Joint Stock Limited Companies issued by the PRC State Council on August 4, 1994 and amended from time to time, or the Special Regulations, and to the Mandatory Provisions for Articles of Association of Companies Listing Overseas issued by the then PRC State Council Securities Commission and the State Commission for Restructuring the Economic System on August 27, 1994, or the Mandatory Provisions. The Mandatory Provisions contain certain provisions that are required to be included in the articles of association of PRC companies to be listed abroad and are intended to regulate the internal affairs of those companies. The PRC Company Law promulgated by the PRC National People's Congress and made effective on July 1, 1994 and the Special Regulations, in general, and the provisions for the protection of shareholders' rights and access to information, in particular, are less developed than those applicable to companies incorporated in Hong Kong, the United Kingdom, the United States and other developed countries or regions.

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

         WE ARE CONTROLLED BY OUR PARENT, WHOSE INTERESTS MAY DIFFER FROM THOSE OF OUR OTHER SHAREHOLDERS.

As of May 31, 2004, our Parent owned 67.29% of our issued share capital, and is our controlling shareholder. Our Articles of Association provide certain protection against the abuse of a controlling shareholder's powers by stipulating that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the minority shareholders with respect to certain enumerated matters of fundamental importance to shareholders. However, we cannot give any assurance that our Parent, as controlling shareholder, will always vote its shares in a way that benefits our minority shareholders.

         WE MAY BE ADVERSELY AFFECTED BY ENVIRONMENTAL REGULATIONS.

We are subject to PRC national and local environmental protection regulations which currently impose fees for the discharge of waste substances, require the payment of fines for pollution, and provide for the closure by the PRC government of any facility that fails to comply with orders requiring us to cease or improve upon certain activities causing environmental damage. Due to the nature of our business, we produce significant amounts of waste water, gas, and solid waste materials during the course of our production. We believe our environmental protection facilities and systems are adequate for us to comply with the existing national, provincial, and local environmental protection regulations. However, PRC national, provincial, or local authorities may impose additional or more stringent regulations which would require additional expenditure on environmental matters or changes in our processes or systems.

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

ITEM 4. INFORMATION ON THE COMPANY
----------------------------------

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

BUSINESS OVERVIEW

         THE COMPANY

We are located in Jilin Province in north-eastern China. North-eastern China contains a substantial concentration of the PRC's largest industrial complexes, several of the PRC's most significant oilfields (including our two sources of crude oil, Daqing oilfield, which is the PRC's largest producer of crude oil, in Heilongjiang Province, and Fuyu (Jilin) oilfield in Jilin Province) and a relatively well developed rail system. Growth and development of the industrial base in north-eastern China has had and is expected to continue to have a significant impact on the demand for our products. We believe that our location in north-eastern China provides us with the strategic advantages of proximity to a substantial customer base, ready access to sources of crude oil, our principal raw material, and ready access to transportation needed for the transport of both raw materials and products.

We are one of the largest producers of basic chemicals and chemical raw materials, and one of the largest diversified chemical enterprises in the PRC. We are also one of the largest producers of ethylene in the PRC, accounting for approximately 11.18% of China's ethylene production in 2003. Our principal businesses consist of the production of petroleum products, petrochemical and organic chemical products, synthetic rubber, chemical fertilizers and inorganic chemical products, and other chemical products. We are the PRC's leading producer of certain synthetic rubber products and certain petrochemical and organic chemical products, and we believe we have a strong market position with respect to most of our principal products. As a result of our efforts to phase out technologically obsolete production facilities, we ceased production of dyestuff, certain dye intermediate products and some chemical fertilizer products in 2000.

In 2003, we had net sales of approximately RMB20,652.8 million (US$2,495.3 million) and a profit before taxation of approximately RMB 426.1 million (US$51.5 million). Of our 2003 net sales revenue, 45.13% consisted of sales of petroleum products, 37.69% of sales of petrochemical and organic chemical products, 5.49% of sales of synthetic rubber products, 0.79% of sales of chemical fertilizers and inorganic chemical products, and the remaining 10.90% consisted of sales of other chemical products and other goods and services.

We currently comprise 11 operating units, of which six are major production units and the remaining five units perform ancillary functions. The six major production units are:

         -- a petroleum refinery with facilities to produce petroleum products; -- an organic synthesis plant with facilities to produce petrochemical and organic chemical products and synthetic rubber;
         -- a calcium carbide plant with facilities to produce petrochemical and organic chemical products; -- a dyestuff plant with facilities to produce aniline, a benzene derivative used in the manufacture of dyes;
         -- a chemical fertilizer plant with facilities to produce chemical fertilizers and other chemical products; and -- an ethylene plant to produce ethylene.

The five units performing ancillary functions are:

         -- a power plant to supply a portion of our electricity and steam needs;
         --  a waste water treatment plant;
         --  a railway transportation branch;
         --  a sales and marketing branch; and
         --  a procurement branch.

Our H Shares, par value RMB 1.00 per share, are listed and trade on the Hong Kong Stock Exchange. Our ADSs, each representing 100 H Shares, which are held by The Bank of New York as depositary, are listed and trade on the New York Stock Exchange under the symbol "JCC." Certain of our Domestic Shares, par value RMB
1.00 per share, are listed on the Shenzhen Stock Exchange which were suspended from trading on April 30, 2003, but resumed trading on September 25, 2003 on the Shenzhen Stock Exchange under the "special treatment" category provided under PRC law. As of May 31, 2004, PetroChina was our controlling shareholder holding approximately 67.29% of our issued share capital.

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

In February 2001, SOCIB was dissolved by the PRC government and its functions were assumed by the State Economic and Trade Commission. In March 2003, the State Economic and Trade Commission was dissolved by the PRC government, and its functions in directing the reform and management of State-owned enterprises were assumed by the State Assets Regulatory and Management Commission, its functions in industry planning and policy making were assumed by the National Development and Reform Commission, and its functions in administering domestic trade, coordinating and implementing import and export plans of critical industrial products and raw materials were assumed by the Ministry of Commerce. We are currently subject to the industrial oversight of these three new government agencies at the national level.

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

                  CHEMICAL FERTILIZERS

Due to the importance of agriculture to the PRC's economy, the production, allocation, pricing and import and export of chemical fertilizers in the PRC have always been subject to the PRC government control. Prior to March 1998, the National Development and Reform Commission, based on suggestions from the Ministry of Chemical Industries, set annual production and allocation plans for chemical fertilizers. Thereafter, the SOCIB was established and assumed such advisory role of the Ministry of Chemical Industries. In February 2001, the SOCIB's responsibilities have been assumed by the State Economic and Trade Commission. In March 2003, the State Economic and Trade Commission's responsibilities have been assumed by the State Assets Regulatory and Management Commission, the National Development and Reform Commission and the Ministry of Commerce. Although some chemical fertilizers are subject to government guidance pricing, the prices of the chemical fertilizers produced by us are not subject to such controls. See "Business Overview -- Product Pricing."

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

In addition, we increased the Rated Capacity of our butanol and 2-ethylhexanol facility from 70,000 t/a to 130,000 t/a in 1999 and 2000. We expanded and renovated our catalytic cracking facility during the period from 2000 to 2002, our principal ethylene facility and aromatic abstraction facilities in 2001 and our styrene facility from 2001 to 2002. We acquired the remaining 35.0% equity interest in Jilian, our jointly-controlled entity, in December 2002 and integrated its business of manufacturing petrochemical products into our business. Jilian was subsequently dissolved in the same month. In 2003, our 300,000 t/a synthetic ammonia facility commenced operation upon completion of technical upgrade. We also acquired certain assets from Jilin Group. Other than the aforementioned project, we did not make any other material capital expenditures and divestitures between January 1, 2000 and December 31, 2003.

Our capital expansion projects were and are expected to be financed with operational income and commercial loans. We do not plan to make any material investment in 2004.

Our domestic sales network is served by two regional sales centers in Guangzhou and Shanghai, which are responsible for establishing and overseeing sub-regional sales offices in the region. Through this network, we are able to improve our services to and communications with existing customers, and develop new customers and promote new products.

         PRINCIPAL PRODUCTS

Our principal products consist of four categories, petroleum products, petrochemical and organic chemical products, synthetic rubber, chemical fertilizers and inorganic chemical products. Beginning the second half of 2000, we ceased production of dyestuff and certain dye intermediate products as a result of our phasing out technologically obsolete production facilities.

Our production processes are highly integrated, and many of our petroleum products and petrochemical and organic products are consumed internally as feedstock for the production of our downstream products. The table below sets forth our principal products, on the basis of 2003 sales volume and net sales revenue (for third party usage only). For the purpose of this table, with respect to "other" products in each main category of our products, no single product constitute more than 1.0% of net sales in 2003. "Other products" do not include those products under the category of "other" for each main category of our products. "N/A" represents sales volume for certain products, the measurement of which in tons does not provide a meaningful comparison vis-a-vis products in other product categories. Sales volume under the category of "total" does not include sales volume under the category of "other products".




                                                                                   2003
                                                              -------------------------------------------
                                                                                 NET SALES        % OF NET
                                                              SALES VOLUME        REVENUE           SALES
                                                              ------------        -------           -----
PRINCIPAL PRODUCTS                                             (`000 TONS)          (RMB
                                                                                  MILLION)

PETROCHEMICAL AND ORGANIC CHEMICAL PRODUCTS
     Ethylene........................................             331.94         1,513.20            7.33
     Propylene.......................................             207.72           880.51            4.26
     Ethanol.........................................              24.47            59.73            0.29
     O-xylene........................................             127.93           565.81            2.74
     Acetic anhydride................................              52.68           258.78            1.25
     2 ethylhexanol..................................              49.71           261.43            1.27
     Acetic acid.....................................             114.92           378.74            1.83
     Xylene..........................................              17.66            62.89            0.30
     Styrene.........................................             136.62           779.96            3.78
     Aniline.........................................              68.18           347.55            1.68
     Other ..........................................             705.29         2,674.51           12.96


PETROLEUM PRODUCTS
     Gasoline........................................           1,051.27         2,335.52           11.31
     Diesel oil......................................           2,107.76         4,852.82           23.50
     Solvent oil.....................................              11.52            28.26            0.14
     Other...........................................           1,211.75         2,103.46           10.18

SYNTHETIC RUBBER
     Styrene - butadiene rubber......................             103.68           882.14            4.27
     Other...........................................              25.17           250.89            1.22

CHEMICAL FERTILIZERS AND INORGANIC CHEMICAL PRODUCTS
     Inorganic chemical products and other...........             240.97           164.86            0.79

OTHER  PRODUCTS......................................                N/A         2,251.76           10.90

Total................................................           6,589.24        20,652.81             100




We introduced no new products in 2001, 2002 and 2003.

         PRODUCT PRICING

The majority of our products are priced according to market demand. The prices of certain products, however, remain subject to the PRC government control. In particular, certain petroleum products are subject to sale at prices determined by the PRC government. In 2001, 2002 and 2003, 84.3%,75.0% and 58.9%, respectively, of all petroleum products sold by us were subject to the PRC government pricing control. In 2001, 2002 and 2003, the percentage of our total sales revenue attributable to sales of products subject to price controls was 38.0%, 38.9%, and 51.4% respectively.

Our petroleum products are subject to guidance prices established by the National Development and Reform Commission, which are adjusted from time to time and permit price variations within a narrow band of the guidance price. In addition, with respect to gasoline and diesel oil following the Industry Restructuring, the refining and sales division of PetroChina (Northeast) Company Jilin division (CPSC), became the only entity authorized to purchase and distribute these products in north-eastern China. As a result, currently we are permitted to sell our gasoline and diesel oil only to CPSC. The terms of the sale of gasoline and diesel oil to CPSC are based on the prices set by PetroChina on behalf of the PRC government. Accordingly, our principal petroleum products continue to be subject to governmental controls.

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

         PRODUCTION PROCESS

Our production processes are primarily based on the processing of petroleum.

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

                  PETROCHEMICAL AND ORGANIC CHEMICAL PRODUCTS

Our petrochemical products are produced from chemical light oil, which is separated by a cracking process into ethylene, propylene, hydrogenated gasoline and C4 fraction. A portion of the ethylene is processed to produce ethanol, ethylene oxide and acetaldehyde, which are then further processed to produce acetic acid, acetic anhydride and alcohol polyoxy ethylene ether. The rest of our ethylene is used to produce styrene. A portion of our propylene is processed to produce butanol and 2-ethylhexanol. The rest of the propylene is used to produce acrylic acid and its esters. Benzene, toluene and xylene are extracted from hydrogenated gasoline through the aromatics unit. Butadiene is extracted from C4 fraction through the extraction facility. Butadiene is further processed to produce butene-1 and MTBE .

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

                  ETHYLENE FACILITY
                  -----------------

The expanded 380,000 ton Rated Capacity ethylene facility utilizes proprietary technology imported from Linde AG of Germany and sources raw materials from our hydrocracking, atmospheric and vacuum distillation, integrated aromatics and catalytic cracking facilities to produce:

         -- ethylene, which is used as feedstock for production of a-advanced alcohol, polyethylene, ethylene glycol and ethylene-propylene rubber, and

         -- propylene, which is used as feedstock for production of phenol, acetone, acrylonitrile and ethylene-propylene rubber.

                  HYDROCRACKING FACILITY
                  ----------------------

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

                  INTEGRATED AROMATICS FACILITY
                  -----------------------------

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

                  ETHYLENE-PROPYLENE RUBBER FACILITY
                  ----------------------------------

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

The Ethylene Project was approved by the National Development and Reform Commission. The bulk of the foreign exchange portion of the funding for the entire Ethylene Project was in the form of export credit in connection with the import or licensing of foreign technology and equipment, with the balance provided by the Bank of China primarily to fund interest payments and for working capital during construction. At the time, Renminbi loan funding for this purpose was provided by PRC state banks and provincial financial institutions at the direction of the National Development and Reform Commission in coordination with the then Ministry of Chemical Industries and the Jilin Provincial Government. As for the balance of the Renminbi funding for the entire Ethylene Project, we have relied primarily on cash generated through operations and proceeds from our Combined Offering and Jilin Group has relied primarily on the sale of corporate bonds.

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

         RAW MATERIALS AND ENERGY SUPPLY

Our Parent is our largest supplier for raw materials and energy. In 2003, the costs of raw materials purchased from our Parent accounted for 72.7% of our total raw material costs and 69.0% of our total raw material and energy costs. In 2003, total costs of raw materials and energy accounted for approximately 65.7% of our total cost of sales. In 2003, the costs of raw materials purchased from our five largest suppliers, including our Parent, accounted for 89.5% of our total raw material costs and 85.0% of our total raw material and energy costs.

                  CRUDE OIL

                  CRUDE OIL SUPPLY AND PRICING
                  ----------------------------

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

The pricing for domestic onshore crude oil is determined with the participation of the PRC government. Under the current pricing scheme, the National Development and Reform Commission on a monthly basis establishes a single indicative price for each grade of domestic onshore crude oil based on comparable international market prices inclusive of any duties that would have been imposed had the oil been imported. To this single state indicative price, a surcharge within certain government stipulated guidelines is imposed on all domestically produced onshore crude oil as determined and agreed to by CNPC and Sinopec Group to reflect any transportation and other miscellaneous costs that would have been incurred in having the oil delivered to various refineries. Accordingly, we purchase domestic onshore crude oil at prices that reflect the applicable state indicative price plus the applicable surcharge. We believe that the pricing regime for domestic onshore crude oil has resulted in costs of domestic onshore crude oil that reflect trends in international markets, however, the timing of the adjustments to the indicative price may result in prices that differ significantly from the then current international market prices. While we believe that the current pricing policy will not change in the foreseeable future, there can be no assurance that the PRC government will not make significant changes in the future to the current crude oil pricing policies. We began to purchase and use imported oil in 2000. The price of imported oil is determined by PetroChina based on the then existing international market price.

The following table shows the volume and purchase prices for the crude oil purchased by us during the years ended December 31, 2001, 2002 and 2003. For purposes of this table, price refers to a weighted average ex-works price and includes value added tax of 17%:

                                       2001              2002            2003
                                       ----              ----            ----
VOLUME (TONS)                   4,358,940.0       4,508,600.0       5,547,700
PRICE (RMB PER TON)                 1,810.0           1,740.0           1,768


                  CRUDE OIL ALLOCATION
                  --------------------

Under PRC crude oil pricing and allocation policies, PetroChina is responsible for allocating all of our crude oil from all sources.

In 2003, we processed 5.66 million tons of crude oil and expect to process approximately 5.80 million tons of crude oil in 2004. Subsequent to the Industry Restructuring, our Parent develops an annual plan for the allocation and distribution of crude oil and cracking feedstock among its various subsidiaries, including us. Our Parent has confirmed to us its intention to allocate to us sufficient amounts of crude oil and other cracking feedstock necessary to meet our needs for 2003, including for the full operation of the Ethylene Project in 2004.

As we are required to purchase crude oil and cracking feedstock through our Parent, we are able to predict the availability or prices of crude oil or other cracking feedstock. Limited availability of crude oil or other cracking feedstock or any substantially higher prices could have a material adverse effect on our operating results.

                  SOURCES OF CRUDE OIL
                  --------------------

Our principal sources of crude oil supplies are Daqing oilfield, the largest source of crude oil in China, in Heilongjiang Province and Fuyu (Jilin) oilfield in Jilin Province. These two oilfields are controlled by our Parent and each supplied 33% and 47% of our crude oil consumption in 2003 while imported crude oil accounted for the remaining 20%. We anticipate that the Daqing and Fuyu (Jilin) oilfields will continue to be the principal sources of our crude oil and that imported crude oil will not become a major source although we expect to increase our usage of imported crude oil in 2004.

Due to the current PRC government policy relating to imports of crude oil, we currently are not permitted to directly import crude oil, and the imported crude oil purchased by us in 2003 was allocated and purchased from our Parent. As the supply of domestic onshore crude oil is lagging behind the demand created by the rapid economic growth in China, we believe that by increasing our use of crude oil from alternative sources, we will gradually reduce our dependence on domestic onshore crude oil and diversify our risk of not being able to acquire sufficient crude oil for our production.

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

                  TRANSPORT OF CRUDE OIL
                  ----------------------

The crude oil from the Daqing and Fuyu (Jilin) oilfields is transported through an oil pipeline and by rail transportation. We constructed our own pipeline in October 1995 to transport crude oil. As a result, we reduced our use of rail transportation, enhanced our total transport capacity and satisfied the increased crude oil requirements of the Ethylene Project. The pipeline connects to the supply of oil from the Daqing and Fuyu (Jilin) oilfields. During 2003, we transported by the pipeline approximately 4.12 million tons or 74.0% of our crude oil. The transport capacity of the pipeline is 4 million tons of crude oil per annum. We expect that we will continue to receive the rail transport capacity necessary to meet our increased transportation needs for both incoming raw materials and supplies and outgoing product shipments.

In 2003, in order to satisfy our transportation requirements for raw materials and products, we obtained PRC railway transport capacity of 10 million tons, of which approximately 1.43 million tons were used for crude oil transportation.

                  STABILITY OF CRUDE OIL SUPPLY
                  -----------------------------

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

Coal is in abundant supply and is of good quality in north-eastern China where we are located. We purchase coal directly from mines in Jilin Province and neighboring Heilongjiang Province. Generally, we store an amount of coal sufficient to support one month of our coal requirements at current production rates. We have in the past obtained, and believe that in the foreseeable future we will be able to obtain, adequate supplies of coal for both production and fuel purposes.

                  NAPHTHA

In 1999, we began using naphtha as a lower-cost alternative to some of the light industrial oil we produce and use in the ethylene production process. This has resulted in cost savings for us and has also allowed us to sell more of our light industrial oil as diesel at a relatively high profit margin. In 2003, we used approximately 641,000 tons of naphtha, most of which was purchased from PetroChina. We intend to continue to use naphtha as one of our principal raw materials in the future.

                  OTHER RAW MATERIALS

The other principal raw materials which we purchase are salt and naphthalene. All of our naphthalene is purchased from outside sources. We believe that our naphthalene sources will continue to provide an adequate supply of naphthalene to meet our needs in the foreseeable future.

                  ELECTRICITY AND STEAM

Electricity is our main source of energy. In 2003, we purchased approximately
1.23 billion kilowatt hours of electricity from the PRC's north-eastern power grid. Generally, the price of electricity in the PRC is set by the PRC government, although under certain state regulations electricity consumed by our chemical fertilizer production facilities is purchased at a preferential rate.

Our power plant is used primarily to produce a portion of our annual requirements for steam. In 2003, we produced approximately 88.2% of our steam requirements internally and purchased the remaining steam requirements from a non-affiliated entity.

Our power plants consist primarily of several coal-fired power generating units and their total power generation capacity is 137,000 kilowatts at any one time. They generated an aggregate of 437 million kilowatt hours in 2003. Because of the increasing demand for electricity in north-eastern China due to economic growth, no assurance can be given that shortages of electricity within the north-eastern grid will not occur in the future.

         SALES AND MARKETING

Domestic sales accounted for approximately 99.4%, 99.7% and 99.3% of our sales revenue in 2001, 2002 and 2003, respectively. Due to the high transportation costs and limited rail transport capacity in the PRC and the structural development of the PRC chemical industry, sales of our products are concentrated in the north-eastern and northern regions of China. The following chart describes the sales of our products by geographic areas:


                                    SALES (RMB BILLION)
                NORTH-EASTERN   NORTHERN CHINA    EASTERN AND       OTHER AREAS
                     CHINA                       SOUTHERN  CHINA
   2001               8.49          1.24             1.06              1.73
   2002              10.38          1.71             0.92              0.13
   2003              14.60          1.76             1.06              0.17

North-eastern China was the first area in which PRC industries, especially heavy industries, emerged and developed. Since then, industrial development has continued in the north-eastern region while the northern region of China has also developed as an industrial base. Owing to our established reputation and experience in these regions, plus our geographic advantages, the north-eastern and northern regions of China have become and remain the largest markets for our products.

Among our products, virtually all petroleum products can only be sold in accordance with the distribution scheme set by the National Development and Reform Commission. Accordingly, for most of our petroleum products, marketing decisions are limited and competition among producers is minimized. Under the current distribution scheme, our petroleum products are primarily sold to our Parent. See "Business Overview -- Product Pricing" and "Business Overview -- Competition."

Except for our petroleum products, our products can be freely sold and marketed throughout the PRC and are generally sold to large- and medium-sized manufacturing enterprises and large trading companies in the north-eastern and northern regions of the PRC with whom we typically have long-standing trading relationships. While these long-standing relationships provide us with a generally dependable and stable customer base, we are continuously focusing on developing new customers, with an emphasis on finding additional manufacturing customers. We develop new customers and market our products through our domestic sales network comprising regional sales centers and sub-regional sales offices. As part of our efforts to become more market- and customer-oriented, in 2003, we continued to direct greater resources towards developing our sales and marketing capabilities. See "Business Overview -- Business Strategy."

Prior to 2001, our sales policy required our customers to make payments upon delivery and we discontinued delivery of products to customers who did not make timely payments. In 2001, we implemented a new sales policy requiring our customers to provide payment in full before delivery.

In 2003, revenue from sales to our five largest customers accounted for 65.8% of our total sales revenue. As a result of the CNPC Reorganization, a significant number of our existing customers became subsidiaries of our Parent and our Parent in turn became our largest customer. Revenue from sales to our Parent, purchaser of our petroleum products and petrochemical and chemical fertilizer products, accounted for 59.8% of our total sales revenue. Of our five largest customers, the other four were purchasers of our petrochemical and organic chemical products. Other than our five largest customers, none of our other customers purchased products accounting for more than 1% of our total sales revenue in 2003.

Jilin Group's subsidiary, Jilin Chemical Import and Export Company, currently acts as our agent for the import of equipment and technology and raw materials and it also purchases all of our products for export. In 2001, 2002 and 2003, our sales revenue from exports through Jilin Chemical Import and Export Company amounted to approximately US$8.2 million, US$4.6 million and US$9.8 million, respectively, which accounted for approximately 0.6%, 0.3% and 0.4% of our total sales revenue, respectively. Due to sufficient domestic demand for most of our products, we do not have any plans to increase our exports of these products significantly in the near future.

         PRODUCT TRANSPORT

Approximately 85.0% of our products were transported by rail in 2003. In 2003, we used aggregate rail transport capacity of 10 million tons, approximately 9.6 million tons of which were obtained from the PRC railway system with the remainder available from our internal railway system. Approximately 4.95 million tons were used for the transport of our products, and the balance for the transport of raw material and supplies. The development of the PRC railway system still lags behind the development of the PRC economy as a whole and discrepancies between capacity and volume of transportation are severe in many areas of the PRC. Whether a company is allocated sufficient railroad cars to transport its products is largely dependent on the destination of the cargo and the approval of the railroad authority at such destination. Currently, most of our customers are located in, and, therefore, most of our products are transported to, either north-eastern or northern China, where capacity is readily available to it.

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

         COMPETITION

Since approximately 99.3% of our sales revenue in 2003 was generated from sales in the PRC, we focus on competition primarily with respect to the domestic PRC market, and in particular, the northern and north-eastern regions of China. In general, we believe that our current primary competitive advantages with respect to most of our products include product quality and diversity, economies of scale and proximity to raw materials and our long-standing relationships with our customers. With the exception of our petroleum products, which are at present subject to allocation and price restrictions imposed by the PRC government and therefore do not face substantial competition in the market, all of our products are subject to competition in the domestic market. See "Business Overview -- Product Pricing."

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

We believe that we are one of the largest suppliers of petrochemical and organic chemical products in the north-eastern and northern regions of the PRC. We believe that our competition in this marketplace is limited to a few large petrochemical product manufacturers also serving these regional markets.

                  SYNTHETIC RUBBER

We believe that we are one of the largest PRC producers of synthetic rubber. Of the major synthetic rubber products produced in China, styrene-butadiene rubber comprises one of the largest shares of the PRC synthetic rubber market. We believe that, including us, there are only three major styrene-butadiene rubber producers in the PRC.

                  CHEMICAL FERTILIZERS

Due to the importance of agricultural development in the PRC and the significant contribution that the chemical fertilizer industry makes to such development, the PRC government has historically maintained significant control over the chemical fertilizer market. In 2003, the prices of chemical fertilizers remained the same as in late 2002. To protect domestic producers of chemical fertilizers, in 2003 the PRC government continued to implement certain measures to control the import of chemical fertilizers. However, import quotas and import licenses for import of chemical fertilizers will gradually be eliminated after the PRC's accession into WTO.

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

The PRC government may also reduce the tariffs imposed on production equipment that we may import in the future, as well as the restrictions on availability of imported raw materials (such as crude oil) currently enforced by the PRC government. We are unable to determine accurately at this time the net effect on our business and results of operations of the PRC's accession to WTO.

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

Our environmental protection-related expenses consist of pollutant discharge fees paid to the Jilin City Environmental Protection Bureau and costs related to the upgrading and maintenance of our environmental protection facilities. In 2001, 2002 and 2003, our environmental protection-related expenses were approximately RMB 88.3 million, RMB 88.3 million and 70.7 million, respectively.

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

         RESEARCH AND DEVELOPMENT

We have a research and development department engaged in the research and development of technologies, products, processes and equipment for our businesses. Prior to 2001, our research and development department comprised of divisions located at each of our five principal production units. In order to integrate our research and development capabilities, we consolidated those divisions in 2001 and streamlined our research and development team. As of December 31, 2003, the number of persons engaged in research and development functions was 48, all of which were engineering and technical personnel.

Our expenditures for research and development were approximately, RMB 11.6 million, RMB 3.9 million and 1.8 million in 2001, 2002 and 2003, respectively. The decrease in our research and development expenditures for 2003 was a result of the streamlining of our research and development team. If market needs require, we will increase our annual research and development budget.

Our research and development efforts have aided our ability to develop new products and improve product quality. We introduced no new principal products in 2003.

         INSURANCE

We maintained insurance coverage of approximately RMB 8.50 billion on our properties and facilities and RMB 0.30 billion on our inventory in 2003. We have no plans to increase this coverage. The book value of our buildings and equipment, including projects under construction, was approximately RMB 9.93 billion as of December 31, 2003. The amount of the coverage of our inventory is also less than its book value, which was RMB1.57 billion as of December 31, 2003. In accordance with what we believe is customary practice among chemical producers in the PRC, we insure only high-risk assets, such as production property and equipment, inventories and explosive or otherwise hazardous facilities. However, the underinsurance of our properties, facilities and inventory in accordance with this PRC practice exposes us to substantial risks such that, in the event of a major accident, our insurance recovery may be inadequate.

Beginning November 1, 1999, we began participating in the insurance programs established by CNPC and approved by the PRC government. See ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - RELATED PARTY TRANSACTIONS - CNPC INSURANCE PROGRAMS.

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

ORGANIZATIONAL STRUCTURE

We are a subsidiary of PetroChina which held approximately 67.29% of our issued share capital as of May 31, 2004. PetroChina is one of the largest companies in China in terms of sales and engages in a broad range of petroleum-related activities. PetroChina is currently listed on the Hong Kong Stock Exchange and New York Stock Exchange.

As of December 31, 2003, we had the following subsidiaries:

NAME OF SUBSIDIARY                    DOMICILE    OWNERSHIP INTEREST HELD BY (%)
Jilin Jihua Jianxiu Company Limited   PRC         99.0%
Jilin Jihua Jinxiang Pressure Vessel
   Inspection                         PRC         94.0%
Jilin Xinhua Nitrochloro-benzene
   Company Limited                    PRC         75.0%
Jilin Winsway Chemical Industrial
   Store and Transport Limited        PRC         70.0%
Jilin City Songmei Acetic Acid Co.,   PRC         66.0%
   Ltd.

PROPERTY, PLANTS AND EQUIPMENT

Our corporate headquarters and production and ancillary facilities occupy an area of approximately 8.5 square kilometers in Jilin City, Jilin Province, located in north-eastern China. The total gross floor area of our production and other facilities is approximately 1.5 million square meters. We own all of the buildings and facilities on our premises and have freely transferable land use rights for a term of 50 years in respect of the land upon which such buildings and facilities are located.

         PRINCIPAL PRODUCTION FACILITIES

The table below sets out our principal production facilities, their Rated Capacities, their utilization rates in 2003, the years in which they first became operational and the sources of their technologies. For purposes of this chart, utilization rates which exceed 100.0% represent facilities which are currently operated at a rate higher than their respective designed Rated Capacities.



                                                ANNUAL RATED      UTILIZATION      YEAR OF FIRST        SOURCE OF
                          FACILITY                CAPACITY           RATE            OPERATION         TECHNOLOGY
                          --------                --------           ----            ---------         ----------
                                                (`000 TONS)          (%)
  1.             Atmospheric and vacuum
                    distillation                     5,300           106.78            1979                 PRC
  2.             Wax oil catalytic cracking          1,400           100.76            1979                 PRC
  3.             Heavy oil catalytic
                    cracking                           700           101.83            1990                 PRC
  4.             LPG separating                        250            62.48            1992                 PRC
  5.             Secondary ethylene facility           150           100.01            1982                 PRC
  6.             Principal ethylene                    380           111.79            1996             Germany
                 facility
  7.             Synthetic ethanol                     100            26.82            1982             Germany
  8.             Acetaldehyde                          160           102.95            1982             Germany
  9.             Acetic acid                           210            89.11            1982                 PRC
  10.            Butanol and 2-ethylhexanol            120           112.14            1982             Germany
  11.            Acetic anhydride                       50           109.86            1983                 PRC
  12.            Styrene-butadiene rubber               80           133.33            1982                 PRC
  13.            Aniline                                66           106.90            1985                 PRC
  14.            Concentrated nitric acid              100           102.16            1992                 PRC
  15.            Styrene                               140           114.17            1982                 USA
  16.            Hydrocracking                         600           116.98            1996                 PRC
  17.            Integrated aromatics                  400           125.66            1996                 USA
  18.            Ethylene-propylene rubber              20           102.13            1997               Japan


The annual Rated Capacity of these facilities occasionally changes from time to time as a result of technical upgrades, renovations or expansions of the facilities. For example, in 1998, we started a technological renovation of our synthetic ammonia facility with a Rated Capacity of 300,000 tons as part of our efforts to achieve economies of scale for production of synthetic ammonia. The project was completed in December 2002.

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

         ANCILLARY FACILITIES

We have a principal power plant which was built in 1980 and is used primarily to provide heat to our facilities, with the provision of electrical power being of secondary importance.

Currently, the principal power plant is equipped with six steam boilers which provided approximately 43.5% of our steam requirements in 2003. The power plant has three power generators with a total installed capacity of 125,000 kilowatts which generated electricity of 410 million kilowatt hours in 2003.

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

         MAINTENANCE

The maintenance of our production facilities follows a scheduled maintenance program. Our facilities operate 24 hours a day. We usually shut down our production facilities once every two years for maintenance. We believe that such shutdowns are consistent with achieving the most efficient use of our facilities. We undertake maintenance projects, both major and minor, on an as-needed basis. In 2001, we did not conduct any shutdown of our facilities for maintenance purposes. In 2002, we spent approximately RMB 560.0 million on maintenance of our facilities, which included our biennial maintenance program, general repairs and replacement of spare parts, as well as labor costs and subcontractors' fees which were primarily paid to third parties. In 2003, we spent approximately RMB 265.0 million on facilities, including expenses for general maintenance, replacement of parts and components, and labor cost and subcontractor expenses paid to third parties. Total maintenance expenses accounted for approximately 1.4% of our total cost of sales in 2003.

ITEM 5. MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------

OPERATING RESULTS

This discussion should be read in conjunction with the information contained in
ITEM 18. FINANCIAL STATEMENTS. For numerous reasons, including those relating to the economic reform programs of the PRC government, changes in the PRC government policies concerning crude oil supply, pricing and allocation and the introduction of new taxes or changes in existing taxes such as consumption tax, income tax and value added tax, our consolidated financial statements may not be indicative of our future financial results.

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

The PRC entered into the WTO on December 11, 2001. As part of its WTO accession commitments, the PRC government will gradually eliminate import quota and import license systems, reduce tariff, and permit foreign invested enterprises to engage in domestic distribution and retail for all of our major products. The PRC will also eliminate state trading for our major products exclusive of petroleum products and chemical fertilizer. These commitments, as being carried out, gradually cause the prices for our raw materials and products to be more aligned with those in the international markets and thus affecting the stability in our operating results.

In 2003, the world economy has gradually recovered from a recession. Although affected by the outbreak of Severe Acute Respiratory Syndrome, China's economy continued to grow rapidly in 2003. Due to the rise of crude oil price and increase in demand resulting from a general growth of economy, both the price and sales volume of most of our major products increased significantly in 2003 compared with 2002.

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

   o Revenue recognition. Our revenue recognition policy is critical because our revenue is a key component to our results. We follow very specific and detailed accounting guidelines in measuring revenue. However, certain judgments affect the application of our revenue policy. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

    o Provision for accounts receivables. Accounts receivables are carried at original invoice amount less provision for impairment. We specifically analyze historical bad debts, ageing receivables, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

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

    o Property, plant and equipment. We record property, plant and equipment initially at cost less accumulated depreciation. Subsequent to their initial recognition, the value of property, plant and equipment are carried at revalued amount, being the estimated fair value at the date of revaluation less accumulated depreciation and impairment losses. Revaluations are performed by independent qualified appraisers on a regular basis to ensure that the carrying amount does not differ materially from what would be determined using fair value at the balance sheet date. As disclosed in Note 16 to our consolidated financial statements, our most recent revaluation of property, plant and equipment was carried out as of December 31, 2003.

    o Impairment of long-lived assets. We review long-lived assets for possible impairment by evaluating whether the carrying amount of assets exceed its recoverable amount. Our judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operational performance of our assets. Future adverse changes in legal environment, market conditions or poor operating results could result in losses or an inability to recover the carrying value of the long-lived assets, thereby possibly requiring an impairment charge in the future.

The table below sets forth our sales volume, sales volume and proportions of total net sales for the periods indicated. For purposes of the table, "N/A" represents sales volume for certain products, the measurement of which in tons does not provide a meaningful comparison vis-a-vis products in other product categories. Sales volume under the category of "total" does not include sales volume under the category of "other".



                                                         2003                                               2002
                                    Sales           Net Sales                            Sales         Net Sales
                                   Volume                (RMB           % OF            Volume              (RMB            % OF
                              (`000 TONS)          THOUSANDS)      NET SALES       (`000 TONS)        THOUSANDS)       NET SALES
Petrochemical and
   organic chemical
   products                       1,837.1           7,783,091           37.7           1,586.4         5,750,075            43.8
Petroleum products                4,382.3           9,320.066           45.1           2,784.1         5,166,188            39.3
Synthetic rubber
   products                         128.8           1,133,031            5.5             110.9           782,559             6.0
Chemical fertilizers and
   inorganic chemical
   products                         241.0             164,861            0.8             141.5           123,325             0.9
Other                                 N/A           2,251,760           10.9                N/A        1,316,240            10.0
                             -------------     ---------------    -----------    --------------    --------------    ------------

Total                             6,589.2          20,652,809          100.0         4,622.9          13,138,387           100.0
                             =============     ===============    ===========    ==============    ==============    ============

The following chart sets forth our financial information for the periods indicated:



                                                           YEAR ENDED                                  YEAR ENDED
                                                       DECEMBER 31, 2003                           DECEMBER 31, 2002
                                               RMB THOUSANDS        % OF NET SALES        RMB THOUSANDS        % OF NET SALES

Sales                                             20,652,809                100.0            13,138,387                100.0
Cost of sales                                   (19,125,842)               (92.6)          (12,518,955)               (95.3)
Distribution   costs,   administrative
expenses  and  expenses  for shut down
of manufacturing assets                            (603,389)                (2.9)           (1,115,785)                (8.5)
Profit/(loss) from operations                        895,318                  4.3             (506,036)                (3.9)
Interest expense                                   (429,782)                (2.1)             (474,370)                (3.6)
Taxation                                               (270)                    -               (1,116)                    -
Net profit/(loss)                                    427,609                  2.1           (1,023,099)                (7.8)
                                           ==================    =================    ==================     ================


         YEAR ENDED DECEMBER 31, 2003 COMPARED WITH YEAR ENDED DECEMBER 31, 2002

Aggregate net sales increased by 57.2% to RMB 20,652.8 million in 2003 compared with RMB 13,138.4 million in 2002. This increase was due to significant increase in both price and sales volume of most of our major products resulting from a strong economic growth in China.

Net sales of petroleum products increased by 80.4% to RMB 9,320.1 million in 2003 from RMB 5,166.2 million in 2002, accounting for 45.1% of aggregate net sales in 2003, up from 39.3% in 2002. This increase was due to an increase of weighted average price of products in this segment by 12.8% and an increase of sales volume by 57.4% in 2003 compared with 2002.

Net sales of petrochemical and organic chemical products increased by 35.4% to RMB 7,783.1 million in 2003 from RMB 5,750.1 million in 2002, accounting for 37.7% of aggregate net sales in 2003, down from 43.8% in 2002. Weighted average price and sales volume of petrochemical and organic chemical products increased by 16.5% and 15.8% over 2002, respectively.

Net sales of synthetic rubber increased by 44.8% to RMB 1,133.0 million in 2003 from RMB 782.6 million in 2002, accounting for 5.5% of aggregate net sales in 2003, down from 6.0% in 2002. Weighted average price of synthetic rubber increased by 25.0% and sales volume increased by 16.2% over 2002.

Net sales of chemical fertilizers and inorganic chemical products increased by 33.7% to RMB 164.9 million in 2003 from RMB 123.3 million in 2002, accounting for 0.8% of aggregate net sales in 2003, down from 0.9% in 2002. Although weighted average price of products in this segment decreased by 21.2%, sales volume increased by 70.3%, which more than offset the adverse effect on net sales caused by decreased price.

Revenue from other products and services increased by 71.1% to RMB 2,251.8 million in 2003 from RMB 1,316.2 million in 2002, primarily due to a significant increase in our provision of materials and services to other companies in 2003.

Cost of sales increased by 52.8% to RMB 19,125.8 million in 2003 from RMB 12,519.0 million in 2002, representing 92.6% and 95.3% of aggregate net sales in 2003 and 2002, respectively. The increase in cost of sales was due primarily to the significant increase of the volume of products that we produced and sold in 2003. In 2003, we processed 5.7 million tons of crude oil, up from 4.6 million tons in 2002. The weighted average price of our crude oil increased form RMB1,740 per ton in 2002 to RMB1,768 per ton in 2003.

Distribution costs, administrative expenses and expenses for shut down of manufacturing assets decreased by 45.9% from RMB 1,115.8 million in 2002 to RMB
603.4 million in 2003. Administrative expenses decreased by 28.0% from RMB 797.4 million in 2002 to RMB 574.1 million, primarily because (i) there was no write-down of carrying value of property, plant and equipment in 2003 while such expense was RMB 323.8 million in 2002; and (ii) there were no expenses for shut down of manufacturing assets in 2003, while such expenses in 2002 were RMB 283.4 million. Such decreases were partially offset by an increase in provision for impairment of receivables and other current assets from RMB 51.5 million in 2002 to RMB 100.7 million in 2003.

Based on the above factors, our profits from operations in 2003 was RMB 895.3 million while there was a loss from operations of RMB 506.0 million in 2002.

Interest expenses decreased by 9.4% from RMB 474.4 million in 2002 to RMB 429.8 million in 2003. The decrease in interest expenses was primarily because our repayment of borrowings exceeded new borrowings in 2003.

Our share of loss of an associated company was RMB 14.0 million in 2003 while we had a RMB 0.1 million income of an associated company in 2002. Such change was primarily because our associated company, Jilin Lianli Industrial Co., Ltd., made bad debt provision of RMB16.7 million in 2003 as a result of the deteriorated financial status of two customers.

Our net profit was RMB 427.6 million in 2003, compared with a net loss of RMB 1,023.1 million in 2002. This increase in net profit was due primarily to increase in net sales and decrease in administrative expenses and expenses for shut down of manufacturing assets.

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

Cost of sales decreased by 0.2% to RMB 12,519.0 million in 2002 from RMB 12,541.9 million in 2001, representing 95.3% and 100.2% of aggregate net sales from 2002 and 2001, respectively. The decrease in cost of sales was due primarily to a decrease in domestic crude oil prices. In 2002, the weighted average price of crude oil we purchased fell by 3.9% from RMB 1,810 per ton in 2001 to RMB 1,740 per ton in 2002, reflecting decreases in crude oil prices in international markets. In 2002, we processed 4.6million tons of crude oil, up from 4.3 million tons in 2001.

Distribution costs, administrative expenses and expenses for shut down of manufacturing assets decreased by 12.7% from RMB 1,278.5 million in 2001 to RMB 1,115.8 million in 2002. Administrative expenses decreased by 34.4% from RMB 1,216.3 million in 2001 to RMB 797.4 million in 2002, primarily due to provision for impairment of prepaid expenses and other current assets of RMB 51.5 million and RMB 323.8million for the write-down of the carrying value of fixed assets being made in 2002, whereas provision for impairment of receivables of RMB 599.6 million was made in 2001. In the meantime, expenses for shut down of manufacturing assets was RMB 283.4 million, while there were no such expenses in 2001.

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

LIQUIDITY AND CAPITAL RESOURCES

We depend upon cash flow from operation, loans from affiliates and banks, and equity financing to satisfy our ongoing liquidity and capital needs. Our cash position in 2003 was an increase of 2.7 million compared to a decrease of RMB
4.1 million in 2002.

Net cash provided by operating activities increased to RMB 3,578.3 million in 2003 from RMB 1,329.0 million in 2002. This significant increase of cash inflow was primarily due to (a) an increase in profit before taxation of RMB 1,453.7 million to a profit of RMB 426.1 million in 2003 from a loss of RMB 1,027.6 million in 2002; and (b) an increase in payables and accrued liabilities by RMB 1,831.0 million partially offset by a decrease in non-cash items such as write-down of property, plant and equipment in 2003.

Net cash used for investing activities decreased to RMB 722.1 million in 2003 from RMB 863.4 million in 2002. The decrease was primarily due to a decrease of expenditure on purchase of property, plant and equipment to RMB 675.1 million in 2003 from RMB 791.7 million in 2002.

Net cash used for financing activities increased to RMB 2,853.5 million in 2003 from RMB 469.8 million in 2002. This significant increase in cash outflow was primarily due to a net repayment of borrowings of RMB 2,853.6 million in 2003 compared with a net repayment of borrowings of RMB 468.0 million in 2002. We did not issue any new shares in both 2002 and 2003.

As at December 31, 2003, our current assets were RMB 2,055.9 million and current liabilities were RMB 7,716.3 million. Our current liabilities slightly decreased from RMB 7,722.9 million in 2002 to RMB 7,716.3 million.

As at December 31, 2003, we had a negative working capital of RMB 5,660.4 million, compared with a negative working capital of RMB 5,256.7 million as at December 31, 2002. The slight increase of negative working capital was primarily because increase of inventories and decrease of short-term borrowings were not enough to offset a decrease of accounts receivable and an increase of accounts payable. Inventories increased from RMB 1,394.2 million in 2002 to RMB 1,568.1 million in 2003, primarily due to an increase in our stock of crude oil. Accounts receivable decreased from RMB 684.9 million in 2002 to RMB 184.8 million in 2003, primarily attributable to an increased payment of receivables by PetroChina, Jilin Group and other customers in 2003 compared with 2002.

Accounts payable and accrued liabilities increased from RMB 2,186.2 million in 2002 to RMB 3,614.3 million in 2003, primarily attributable to an increase of trade payables resulting from increased purchase of crude oil and an increase of advance payments for chemical products. Although we need to pay close attention to our working capital and liquidity position, we do review it on a regular basis and have always been able to satisfy our short-term obligations through the refinancing of indebtedness and other measures. China Petroleum Finance Company Limited, or CP Finance, a subsidiary of our ultimate shareholder CNPC, provides us with a loan facility up to RMB 8 billion which will expire on December 31, 2005. As at December 31, 2003, the outstanding amount under that loan facility was RMB 3,155.0 million. With this facility and cash generated from our operations, we believe that we have more than sufficient resources to meet our foreseeable working capital needs. Our gearing ratio was 49.0% as at December 31, 2003 and 64.8% as at December 31, 2002 (gearing ratio is calculated as the ratio between long-term debt and the sum of equity and long-term debt).

As at December 31, 2003, our liquidity ratio (current assets/current liabilities) was 26.6%, quick ratio ((current assets - inventory)/current liabilities) was 6.3%, and inventory ratio (cost of goods sold/((inventory opening balance + inventory ending balance)/2)) was 1,291.3%.

As at December 31, 2003, borrowings were RMB 6,509.9 million, a decrease of RMB 2,853.6 million as compared with December 31, 2002, among which short-term borrowings were RMB 4,102.0 million, representing a decrease of RMB 1,434.7 million as compared with December 31, 2002, and long-term borrowings was RMB 2,407.9 million, representing a decrease of RMB 1,418.9 million as compared with December 31, 2002. These changes reflected our efforts in repayment of borrowings in 2003. As a result, our interest expense decreased from RMB 474.4 million in 2002 to RMB 429.8 million in 2003.

As at December 31, 2003, the weighted average interest rate of our borrowings range from 5.18% to 5.85%. Fixed-rate borrowings represent 74.9% of the total borrowings. As at December 31, 2003, the maturity of 27.2% of the long-term borrowings was within one year, the maturity of 9.2% of the long-term borrowings was between one year and two years, the maturity of 49.1% of the long-term borrowings was between two and five years and the maturity of 14.5% of our long-term borrowings was above five years.

We do not have seasonal demands for capital. The terms and conditions of our existing bank loans do not restrict our ability to pay dividends on our shares.

As at December 31, 2003, all of our short-term borrowings were denominated in Renminbi. Among the long-term borrowings, foreign currency-denominated loans were in an amount of RMB 1,658.9 million which need to be repaid in the relevant foreign currency, among which there was a foreign currency loan equivalent to RMB 441.7 million from Jilin Group. The foreign currencies for denomination include United States Dollar, Japanese Yen and Euro Dollar. We also have foreign exchange risk in making payment related to import of raw materials and machinery, in which it needs to convert Renminbi into the applicable foreign currency. In addition, dividends for H shares are payable in foreign currency. We believe fluctuations in foreign currency exchange rates will continue to have a significant impact on us. In 2003, we had a net foreign exchange loss of RMB
36.6 million, compared with a net foreign exchange loss of RMB 41.1 million in 2002. Such increase was due to the fluctuations of foreign exchange rate in 2003.

Our ability to obtain external financing in the future and the cost of such financing are subject to a variety of uncertainties, including:

  - obtaining the PRC government approvals required to access domestic or international financing or to undertake any project involving significant capital investment, which, depending on the circumstances, may include one or more approvals from the State Development and Reform Commission, the State Administration of Foreign Exchange, the Ministry of Commerce and the China Securities Regulatory Commission;

  -  our future results of operations, financial condition and cash flows;

  -  the cost of financing and the condition of financial markets; and

  - the potential changes in monetary policy of the PRC government with respect to bank interest rates and lending practices.

Our cash and cash equivalents are denominated in Renminbi. We did not engage in any hedging activities relating to foreign exchange, interest rates or other risks in 2003.

In 2003, our 300,000t/a synthetic ammonia facility commenced operation upon completion of technical upgrade. We also acquired certain assets from Jilin Group. Our overall expenditures on purchase of property, plant and equipment decreased from approximately RMB 791.7 million in 2002 to RMB 675.1 million in 2003.

We anticipate our capital expenditure for 2004 to be approximately RMB 400.0 million mainly for technical upgrades of individual equipment. The capital for these expenditures is expected to be financed by our operating income and loans.

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

Note 31 to the Consolidated Financial Statements provides a reconciliation between IFRS and US GAAP of our financial position and results of operation. Significant differences relevant to the reconciliation of our financial information from IFRS to US GAAP primarily include revaluation of fixed assets and deferred taxes.

Our net profit in 2003 under US GAAP was RMB369.7 million, 13.5% lower than our net profit of RMB427.6 million under IFRS primarily due to a RMB 42.7 million impairment charge and a RMB 28.0 million depreciation charge recorded under US GAAP in 2003 on fixed assets previously written down under IFRS. Our net loss in 2002 under US GAAP was RMB685.6 million, 33.0% lower than our net loss of RMB1,023.1 million under IFRS primarily due to write down of carrying amount (net of minority interest) of fixed assets and the fact that provision for impairment of fixed assets in the amount of RMB322.2 million could not be charged to our income statement under US GAAP. Our loss in 2001 under US GAAP was RMB2,160.7 million, 18.9% higher than our net loss of RMB1,817.4 million under IFRS primarily due to the valuation allowance of RMB362.2 million on deferred tax assets provided in 2001 as there was significant uncertainty as to whether the deferred tax assets established as a result of the reversal of fixed assets revaluation surplus under US GAAP can be fully realized.

Our shareholders' equity as of December 31, 2003 was RMB2,610.0 million under US GAAP, 4.0% higher than our shareholders' equity of RMB2,510.6 million reported under IFRS primarily due to the reversal of fixed assets written-down under IFRS in 2002. Our shareholders' equity as of December 31, 2002 was RMB2,240.2 million under US GAAP, 7.5% higher than our shareholders' equity of RMB2,082.9 million reported under IFRS primarily due to write down of carrying amount (net of minority interest) of fixed assets and the fact that the provision for impairment of fixed assets in the amount of RMB322.2 million in 2002 could not be charged to our income statement under US GAAP.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have a research and development department engaged in the research and development of technologies, products, processes and equipment for our businesses.

Our expenditures for research and development were approximately, RMB 11.6 million, RMB 3.9 million and RMB 1.8 million in 2001, 2002 and 2003, respectively.

TREND INFORMATION

Other than as disclosed in the above paragraphs or elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from December 31, 2003 to the date of this annual report that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of our future operating results or financial conditions.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2003, we did not have any off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2003.


                             As of December 31, 2003


                              Payment due by period



                                            Less than 1                                                                 After 5
                             Total             year        1-2 years       2-3 years     3-4 years     4-5 years        years
                           (RMB'000)         (RMB'000)     (RMB'000)       (RMB'000)      (RMB'000)   (RMB'000)        (RMB'000)


Short-term debt          4,101,999         4,101,999               -               -              -            -            -


Long-term debt           2,407,898                 -         303,000         276,998      1,190,779      155,573      481,548


TOTAL CONTRACTUAL
OBLIGATIONS              6,509,897         4,101,999         303,000         276,998      1,190,779      155,573      481,548


OTHER INFORMATION

         SIGNIFICANT INVESTMENT

Unless otherwise disclosed in this annual report, we did not make any significant investment in the year ended December 31, 2003.

         MATERIAL ACQUISITIONS AND DISPOSALS

Unless otherwise disclosed in this annual report, we did not make any material acquisitions or disposals of subsidiaries and associated companies in the year ended December 31, 2003.

         EMPLOYEES

As of December 31, 2003, the number of our employees was 21,771. Our employees' total remuneration for the year ended December 31, 2003 was RMB 625.7 million.

         CHARGES ON ASSETS

Unless otherwise disclosed in this annual report, we did not have charges on any of our principal assets as at December 31, 2003.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
-------  ------------------------------------------

DIRECTORS AND SENIOR MANAGEMENT

The table below sets forth certain information concerning our directors, executive officers and members of the supervisory committee, or Board of Supervisors. All directors and supervisors were elected on April 20, 2004. All directors will serve terms of three years or until the election of their respective successors.

NAME                               AGE    POSITION
----                               ---    --------

DIRECTORS
Yu Li                              44     Chairman of the Board of Directors
Xu Fengli                          57     Deputy Chairman of the
                                          Board of Directors
Shi Jianxun                        59     General Manager; Director
Zhang Xingfu                       51     Deputy General Manager; Director
Lan Yunsheng                       46     Director
Ni Muhua                           53     Director
Jiang Jixiang                      51     Director
Lu Yanfeng                         44     Independent Director
Wang Peirong                       48     Independent Director
Fanny Li                           44     Independent Director
Zhou Henglong                      42     Independent Director

OTHER EXECUTIVE OFFICERS
Li Chongjie                        41     Deputy General Manager
Zhang Liyan                        53     Deputy Chief Financial Officer;
                                          Secretary of the Board

BOARD OF SUPERVISORS
Zou Haifeng                        58     Chairman of the Board of Supervisors
Yang Jigang                        41     Supervisor
Yan Weidong                        57     Supervisor
Li Shumin                          54     Supervisor
Wang Huaiqing                      47     Supervisor

         DIRECTORS

YU LI, male, aged 44, a senior engineer, is the Chairman of the Board of Directors of the Company and general manager of PetroChina Jilin Petrochemical Company. Mr. Yu graduated from Northeast University and China Social Sciences Institute. Mr. Yu has held several executive positions, including vice director of Fushun Petrochemical Detergent Plant, assistant manager and deputy manager of Fushun Petrochemical Company, deputy general manager of Fushun Petrochemical Company, and manager of Fushun Petrochemical Company. Mr. Yu has extensive experience in the administration of large scale petroleum and petrochemical enterprises. Mr. Yu has been our director since June 2002.

XU FENGLI, male, aged 57, a senior accountant, is deputy chairman of the Company and chief of the general office of PetroChina's board of supervisors. Mr. Xu graduated from Xian Petroleum Institute. He was appointed as chief accountant of Fushun Petrochemical Company, vice director of Finance and Assets Department of CNPC, a member of Preparatory Group of Refining and Marketing Company and a deputy general manager of the finance department of PetroChina. Mr. Xu has extensive experience in refining and financial management. Mr. Xu has been our director since February 2000.

SHI JIANXUN, male, aged 59, a senior engineer, is the general manager of the Company. He graduated from East China Chemical Engineering Institute in 1966, and joined the Predecessor in the same year. He has held several executive positions with the Predecessor, including Director of the Predecessor Design Institute and deputy general manager of Jilin Group. Mr. Shi has rich experiences in administration and construction of large scale of petroleum and petrochemical projects. Mr. Shi has been our director since December 1994.

ZHANG XINGFU, male, aged 51, is a senior engineer and a deputy manager of the Company. Mr. Zhang joined the Predecessor in 1982 after graduating from Daqing Oil Institute. He held positions including deputy director of the refining plant of the Company and deputy manager of Jilin Group. Mr. Zhang has extensive experience in administration of chemical production. Mr. Zhang has been our director since December 1997.

LAN YUNSHENG, male, aged 46, a senior accountant, is a deputy general manager of CP. Finance Mr. Lan graduated from Jilin University in 1999. He was appointed as director of the finance department of Fushun Ethylene Plant, deputy chief accountant and chief accountant of Fushun Petrochemical Company, and our deputy general manager and chief financial officer. Mr. Lan has extensive experience in refining and financial management. Mr. Lan has been our director since February 2000.

NI MUHUA, male, aged 53, a senior economic advisor, is a deputy manager of PetroChina Jilin Petrochemical Company. Mr. Ni graduated from Jilin Chemical Engineering Institute in 1984. Mr. Ni has held several executive positions with the Predecessor and was appointed as deputy general manger of the Company. Mr. Ni has extensive experience in the administration of marketing and sales. Mr. Ni has been our director since December 1994.

JIANG JIXIANG, male, aged 51, is a senior economic advisor and a deputy manager of PetroChina Jilin Petrochemical Company. Mr. Jiang graduated from Jilin Industrial University and joined the Predecessor in 1970. Mr. Jiang was appointed as chief dispatcher, director assistant and vice director of the Refining Plant, chief of Basic Construction Headquarters and director of Management Department of Basic Construction of Jilin Chemical Group Corporation. Mr. Jiang has extensive experience in refining industry and construction of chemical industry. Mr. Jiang has been our director since February 2000.

LU YANFENG, male, aged 44, Ph.D., is professor of law, vice dean of Jilin University School of Law, member of the standing committee of the People's Congress of Jilin province, director of Chinese Society of International Law, vice chairman of the Chinese Society of Private International Law, director of the Law Society of Jilin province, member of Advisory Committee for Economic, Social Development and Environment for Jilin Provincial Government, arbitrator of Guangzhou Arbitration Association, honorable inspector of the Inspection Bureau of Jilin province, part-time lawyer and member of Political Consultative Conference of Changchun City and member of its Society and Law Committee. He graduated from the law department of Jilin University in 1982. Mr. Lu successively held the positions of lecturer, associate professor, head of public international law and private international law section at Jilin University School of Law. Mr. Lu has been our director since June 2002.

WANG PEIRONG, male, aged 48, a registered accountant, is an independent non-executive director of the Company. He is also the president of the investment banking division at China Dragon Securities Co., Ltd. Mr. Wang received his Master's degree in administration from Xian Jiaotong University. He has served as a member of the State Restructuring and Reform Commission and State Economic and Trade Commission, advising on the restructuring of state-owned enterprises and on company formation. Mr. Wang has extensive experience in restructuring, mergers and acquisitions and reform of state-owned enterprises. Mr. Wang has been our director since June 2003.

FANNY LI, female, aged 44, is an independent non-executive director of the Company. She is also a partner of BOD McCabe Lo in Hong Kong. She graduated from the University of Hong Kong and obtained a Master's degree in international accounting from the City University of Hong Kong. She has over 18 years of experience in international auditing and accounting work. She has served as a member of the Expert Panel on Auditing & Assurance Standard Committee and the Corporate Governance Committee of the Hong Kong Society of Accountants. Ms Li has significant experience in initial public offerings of companies. Ms. Li has been our director since April 2004.

ZHOU HENGLONG, male, aged 42, a senior economist, is an independent non-executive director of the Company. He is also the chairman of Da Xiang Investment Company Limited and a director of Inner Mongolia Jin Yu Co., Ltd. He graduated from Hunan College of Finance and Economics. He has held positions including chief of Policy and Regulations Division of the original Ministry of Chemical Industry in the PRC and deputy general manager at the headquarters of the investment bank division of Guo Xin Securities Company Limited. He has extensive experience in restructuring, mergers and acquisitions, share options and reform of stated-owned enterprises. Mr. Zhou has been our director since April 2004.

         OTHER EXECUTIVE OFFICERS

LI CHONGJIE, male, aged 41, a senior engineer, is a deputy manager of the Company. Mr. Li graduated from Jilin Engineering Institute and Tianjin University. He has held several positions in the Company including director of SBR plant of Organic Synthesis Factory and chief of production and technology department of the Company. Mr. Li has extensive experience in petrochemical production and management.

ZHANG LIYAN, female, aged 53, a senior accountant, is secretary of the Board and deputy chief financial officer of the Company. Ms. Zhang graduated from Jilin Finance and Trade Institute and joined the Predecessor in 1968. She has held several positions including deputy chief of the finance department at the Predecessor, director of the capital and securities department of the Company and chief of the finance department of the Company.

         BOARD OF SUPERVISORS

We have a Board of Supervisors whose primary duty is the supervision of our senior management, including the Board of Directors, managers and senior officers. The function of the Board of Supervisors is to ensure that senior management acts in the interest of us, our shareholders and employees and does not perform acts which violate PRC law. The Board of Supervisors reports to the shareholders in general meetings. The Articles of Association provide the Board of Supervisors with the right to investigate our business and financial affairs and to convene shareholders' meetings from time to time. The Board of Supervisors currently comprises five members.

ZOU HAIFENG, male, aged 58, a senior engineer, is chairman of the Board of Supervisors of the Company and a Director of PetroChina. Mr. Zou graduated from Northeast China Engineering Institute in 1968. He joined the Predecessor in 1977 and has held various executive positions, including Deputy Chief Engineer, executive director and deputy manager of the Company. Mr. Zou has been a member of our Board of Supervisors since February 2001.

YANG JIGANG, male, aged 41, a senior engineer with a master degree, is deputy chief manager and chief engineer of Chemical Production and Marketing Company of PetroChina. Mr. Yang graduated from Lanzhou University in 1987. He was appointed as vice director of Lanzhou Chemical Company, chief engineer of Refining and Chemical Production Department of CNPC. Mr. Yang has been a member of our Board of Supervisors since February 2001.

YAN WEIDONG, male, aged 57, is a senior accountant. Mr. Yan graduated from People's University of China in 1990 and joined the Predecessor in 1968 and was appointed as our Chief of Financial Department and our chief of the Auditing Department. Mr. Yan has been a member of our Board of Supervisors since December 1997.

LI SHUMIN, male, aged 54, is a senior economic advisor and the deputy director of the supervisory department of the Company. Mr. Li graduated from Nanjing Chemical Engineering Institute in 1983 and joined the Predecessor in 1970 and was appointed as Deputy Party Secretary of the dyestuff plant of the Company in 1986. Mr. Li has been a member of our Board of Supervisors since December 1997.

WANG HUAIQING, male, aged 47, is an engineer and a model worker. He is deputy director of Ethylene Plant of the Company. Mr. Wang graduated from Jilin Chemical Engineering Institute in 1987. Mr. Wang has been a member of our Board of Supervisors since February 2000.

COMPENSATION OF DIRECTORS, SUPERVISORS AND OFFICERS

The aggregate amount of cash remuneration paid by us to the directors, supervisors and officers during the year ended December 31, 2003 was approximately RMB 757,000. In addition, officers and directors who are also our officers or employees receive certain other benefits in kind, such as subsidized or free health care services, housing and transportation, customarily provided by enterprises in the PRC to their employees. See "Employees".

BOARD PRACTICES

Each of our executive directors and supervisors has entered into a service agreement with us for a term of three years. None of our executive directors or supervisors shall receive benefits upon termination of employment under such agreements. No other service contracts exist or have been proposed between us or any of our subsidiaries and any of the directors or supervisors.

The Audit Committee of the Board of Directors consists of Wang Peirong, Fanny Li, Lu Yanfeng and Zhou Henglong. The Audit Committee is primarily responsible for selecting auditor, monitoring our internal auditing system, reviewing interim and annual financial statements, coordinating internal and external audit and review our material related party transactions.

The Remuneration and Examining Committee of the Board of Directors, or Remuneration Committee, consists of Shi Jianxun, Zhou Henglong, Wang Peirong and Lu Yanfeng. The Remuneration and Examining Committee is primarily responsible for proposing to the Board of Directors the remuneration plan for our directors and executive officers, conducting annual review on performance of directors and executive officers and monitoring the implementation of our remuneration system.

The Strategy Committee of the Board of Directors consists of Yu Li, Shi Jianxun, Lu Yanfeng and Fanny Li. The Strategy Committee is primarily responsible for studying and advising on our long-term development strategy and major investment plans.

The Nominating Committee of the Board of Directors consists of Yu Li, Shi Jianxun, Wang Peirong and Lu Yanfeng. The Nominating Committee is primarily responsible for nominating directors and managers.

EMPLOYEES

As of December 31,2001, 2002 and 2003 , we employed approximately 22,300, 22,725 and 21,771 persons respectively. As of December 31, 2003, of our total employees, approximately 1,738 were management and administrative personnel, approximately 1,322 were engineers and technicians, approximately 11,861 were factory personnel directly involved in production and the remainder are ancillary service workers and other personnel. Approximately 13.7% of our work force graduated from universities or technical colleges.

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

We participate with our employees in a pension plan managed by the Jilin Provincial Government, pursuant to which we and our employees pay an annual contribution to the plan. We annually contribute an amount equal to 24.0% of the annual salary (including base salary, over-time payments, allowances and bonuses) of each employee to a pension fund. In 2003, our total contribution to our employees' pension plan was RMB 89.2 million. Each employee is also required to contribute a certain percentage of his or her salary to a pension fund. The employees' contribution percentage can be adjusted by the Jilin Provincial Government and in 2003 the percentage was 7%. Upon retirement, all of our employees are entitled to pension payments from the plan. Jilin Group Pension Funds Management Centre (also known as Jilin Provincial Social Insurance Company Jilin Group Agency Office) has been entrusted by the Jilin City Government with collecting contributions and making payments to retired employees. We do, however, pay the cost of retiree medical benefits.

We do not currently carry workers' compensation or other similar insurance. However, all employees who are unable to work due to illness or disability are entitled to receive certain benefits during the period of their absence from the workplace. Generally, if the illness or disability is job-related, the employee is entitled to receive 100.0% of his or her base salary without any time limitation. If the illness or disability is not job-related, pursuant to the PRC government regulations, based on the length of the employee's employment, he or she will receive not less than 60.0% of his or her base salary for a period of six months, and 40.0% to 60.0% of his or her base salary thereafter.

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

In 1996, we began implementing an employee housing reform program, as required by the PRC government policy, pursuant to which we are encouraged to provide opportunities to our employees to purchase ownership interests in their housing. In general, housing is constructed by our Parent and assigned to our employees. Employees are provided with an option to purchase their assigned housing at preferential prices which are generally lower than our Parent's cost of construction. We have agreed to reimburse our Parent for the differential between our Parent's cost of construction and the preferential sales price of housing which is constructed and distributed after January 1, 1997, and with respect to which an employee has exercised such a purchase option. The expenses incurred by us in connection with this program did not materially impact our results in 2003 and such expenses are not expected to materially impact the results in the future.

SHARE OWNERSHIP

The following chart sets forth the shareholding information for our directors, supervisors and other executive officers who held their offices in 2003 as of December 31, 2003.

                                                                  PERCENT OF
                                                                  OUTSTANDING
NAME                      TITLE OF CLASS      AMOUNT OWNED        SHARES(1)
----                      --------------      ------------        ---------

DIRECTORS

Yu Li                     N/A                           0              0
Xu Fengli                 N/A                           0              0
Shi Jianxun               Domestic Shares           3,550              *
Zhang Xingfu              N/A                           0              0
Lan Yunsheng              N/A                           0              0
Ni Muhua                  Domestic Shares           3,550              *
Jiang Jixiang             N/A                           0              0
Wang Baifeng              N/A                           0              0
Lu Yanfeng                N/A                           0              0
Fanny Li                  N/A                           0              0

OTHER EXECUTIVE OFFICERS
Li Chongjie               N/A                           0              0
Zhang Liyan               N/A                           0              0

SUPERVISORS
Zou Haifeng               Domestic Shares           3,550              *
Yang Jigang               N/A                           0              0
Yan Weidong               N/A                           0              0
Li Shumin                 Domestic Shares           7,000              0
Wang Huaiqing             N/A                           0              0


(1) "*" Represents less than one percent of the class of shares. None of the shares have different voting rights.

We have never established or maintained a share option plan for our directors, executive officers, supervisors or other employees. We have not made any arrangements for involving employees in our capital.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
-------  -------------------------------------------------

MAJOR SHAREHOLDERS

As of May 31, 2004, our Parent owned 67.29% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our Articles of Association. Prior to July 1998, our Parent was a state-owned enterprise under the administrative control of the Jilin Provincial Government. On July 1, 1998, our Parent became a direct subsidiary of CNPC. CNPC is a state-owned enterprise which oversees the exploration of oil and natural gas resources and engages in businesses in the petrochemical industry. CNPC is subject to industrial oversight by certain government entities, including the State Assets Regulatory and Management Commission, the National Development and Reform Commission and the Ministry of Commerce. On November 5, 1999, pursuant to the CNPC Reorganization, PetroChina, a controlled subsidiary of CNPC, became our new Parent. See ITEM 4. INFORMATION ON THE COMPANY - THE PRC CHEMICAL INDUSTRY AND RELEVANT MARKETS. Our Articles of Association provide certain protection against the abuse of a controlling shareholder by stipulating that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the minority shareholders with respect to certain enumerated matters of fundamental importance to shareholders. There has not been, however, any published report of judicial enforcement in the PRC of such provisions by minority shareholders.

The following table sets forth certain information regarding the ownership of our capital stock as of May 31, 2004 held by shareholders who are known to us to own 5% or more of each class of our voting securities. None of those shareholders have different voting rights.



                             IDENTITY OF                              PERCENT OF      PERCENT OF CAPITAL
TITLE OF CLASS             PERSON OR GROUP            AMOUNT OWNED   CAPITAL STOCK    STOCK IN ITS CLASS
--------------             ---------------            ------------   -------------    ------------------
Domestic Shares                   Parent              2,396,300,000      67.29%              92.31%
H Shares           HKSCC Nominees Limited               815,676,699      22.91%              84.55%
H Shares           Hong Kong & Shanghai Banking         135,487,300       3.80%              14.04%
                   Corporation (Nominee) Limited

The following table sets forth change in percentage ownership of 0.01% or more of our capital stock held by shareholders who are known to us to own 5.0% or more of each class of our voting securities during the three-year period ended December 31, 2003:




 IDENTITY OF PERSON OR         CHANGE OF PERCENT OF         CHANGE OF PERCENT OF       CHANGE OF PERCENT OF
      GROUP                    CAPITAL STOCK IN 2001        CAPITAL STOCK IN 2002      CAPITAL STOCK IN 2003
      -----                    ---------------------        ---------------------      ---------------------
Parent                                 -                          -                            -
HKSCC   Nominees Limited          +0.24(pound)(Y)                 +0.31%                     +1.18%
Hong Kong & Shanghai Banking           -                          +0.01%                     +0.14%
Corporation (Nominee) Limited

As of May 31, 2004, a total of 964,778,000 H Shares were outstanding. As of May 28, 2004, a total of 731,248 ADSs, representing the equivalent of 73,124,800 H Shares, were outstanding, and held by 47 holders of record. A total of 2,596,300,000 Domestic Shares were also outstanding on May 31, 2004.

RELATIONSHIP WITH OUR PARENT, CNPC AND THE PRC GOVERNMENT

Prior to the Restructuring, the Predecessor, which became our Parent after the Restructuring, was the owner of the business, operations, assets and liabilities that we assumed in the Restructuring. In the Restructuring, the Predecessor assigned its major chemical industrial businesses, operations, assets and liabilities and all related ancillary units and facilities to us. In return, our Parent received 100.0% of our equity. Following the Restructuring, our Parent continues to own the businesses, operations, assets and liabilities of the Predecessor not assumed by us. Prior to July 1998, our Parent was a State-owned enterprise under the administration of the Jilin Provincial Government and, on July 1, 1998, our Parent became a wholly-owned subsidiary of CNPC. Accordingly, since July 1, 1998 we have been controlled by CNPC through its control over our Parent. Pursuant to the CNPC Reorganization, effective November 5, 1999, PetroChina became our new Parent. PetroChina is a controlled subsidiary of CNPC. Both CNPC and our Parent exercise their rights as the controlling shareholders of our Parent and us, respectively, according to relevant PRC laws, rules and regulations. See ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - RELATED PARTY TRANSACTIONS.

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

In March 2003, the State Economic and Trade Commission was dissolved by the PRC government, and its functions in directing the reform and management of State-owned enterprises were assumed by the State Assets Regulatory and Management Commission, its functions in industry planning and policy making were assumed by the National Development and Reform Commission, and its functions in administering domestic trade, coordinating and implementing import and export plan of critical industrial products and raw materials were assumed by the Ministry of Commerce. We are currently subject to the industrial oversight of these three new government agencies at the national level.

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

         AGREEMENT WITH JILIN GROUP FOR CROSS-PROVISION OF GOODS AND SERVICES

As was the case prior to the Restructuring, certain transactions between us and Jilin Group and its subsidiaries continued after the Restructuring in the form of cross-provision of goods and services on a priority but non-exclusive basis. The principal goods and services that are provided by Jilin Group and its subsidiaries to us include the following: gas and steam, as utilities for our employees; medical and health services; telephone and mass communication services; feedstock for further processing by us (such feedstock principally consisting of products produced by the Additional Seven Facilities, including a-advanced alcohol and acrylonitrile); archives and information services; computer network maintenance and software development; technical education of employees; and sea transportation of goods. Additionally, the construction subsidiary of Jilin Group provided construction services to us for constructing parts of the Original Four Facilities and provides general repair and maintenance services in relation to our buildings and properties. The aggregate cost to us of these goods and services was approximately RMB 609.0 million in 2003. The principal goods and services to be provided by us to Jilin Group and its subsidiaries include the following: rail transportation of goods; waste water treatment; and feedstock for further processing by Jilin Group and its subsidiaries. The aggregate value of these goods and services provided by us was approximately RMB 908.0 million in 2003.

The prices at which the goods and services are supplied are:

      --   state prices, i.e. mandatory prices in accordance with PRC regulations;
      --   where there is no applicable state price, market price; or
      -- where there is no applicable state price or market price, at cost (provided that the increase in unit cost in any year may not exceed the higher of 5.0% and the increase in the consumer price index for Jilin City for the immediately preceding year).

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

         PROVISION OF FEEDSTOCK TO THE ADDITIONAL SEVEN FACILITIES

We provide feedstock to Jilin Group and PetroChina for use in the Additional Seven Facilities respectively owned by them. The prices at which the goods and services are supplied are:

      --   state prices, i.e. mandatory prices in accordance with PRC regulations;
      --   where there is no applicable state price, market price; or
      -- where there is no applicable state price or market price, at cost (provided that the increase in unit cost in any year may not exceed the higher of 5.0% and the increase in the consumer price index for Jilin City for the immediately preceding year).

         OUR  IMPORT AND EXPORT AGENT

Jilin Group's subsidiary, Jilin Chemical Import and Export Company, currently acts as our agent for the import of equipment and technology and raw materials. In addition, it purchases all of our products for export.

         RELATED PARTY LOANS

The outstanding loans during 2003 from Jilin Group were used to finance the construction of our production facilities. During 2003, the largest amount outstanding for loans from Jilin Group was RMB 1,186 million, all of which were foreign currency denominated loans related to the Ethylene Project. During 2002, the largest amount outstanding for loans from Jilin Group was RMB 1,366.0 million, which included both Renminbi and foreign currency denominated loans. Further to an agreement between us and Jilin Group effective September 30, 1998, Jilin Group assumed the foreign currency loans borrowed by us and agreed to make periodic loan repayments on our behalf and in turn, we agreed to pay Jilin Group the Renminbi equivalent of such repayments at an exchange rate determined as at September 30, 1998. we re-assumed some of these foreign currency loans effective January 1, 2000. Accordingly, those loans were denominated in Renminbi in our financial statements until January 1, 2000 when the loans were reconverted to foreign currency loans. See ITEM 4. INFORMATION ON THE COMPANY - THE ETHYLENE PROJECT - FINANCING FOR THE ETHYLENE PROJECT.

Jilin Group and CP Finance, a subsidiary of CNPC, have available to them from PRC banks and financial institutions a number of Renminbi and foreign currency loans and banking facilities which have been lent to us for the construction of our production facilities and as our working capital. The principal commercial terms of such on-lending are on the same terms as to interest rate and maturity as the corresponding loans to Jilin Group and CP Finance, respectively. All loans made by Jilin Group and CP Finance are unsecured. Jilin Group and CP Finance have obtained all necessary consents from lenders and the relevant regulatory authorities for such lending.

The outstanding loans during 2003 from CP Finance were used to finance the construction of our production facilities and our working capital needs. During 2003, the largest amount outstanding for loans from CP Finance was RMB 2,933.0 million denominated in Renminbi. For all working capital loans and facilities, the on-lending has been and will be made by CP Finance for non-specific purposes at interest rates which represent the cost of funds to CP Finance, provided that the rates charged by CP Finance are no higher than either the best lending rates offered by CP Finance to its corporate customers from time to time or the prevailing rates prescribed by the PRC government or, if none are so prescribed, the prevailing market rates from time to time. As of December 31, 2003, we had short-term outstanding loans from CP Finance in an amount of RMB 3.16 billion which were part of a RMB 5.00 billion facility to finance our working capital needs with an interest rate of 5.019% per annum. The facility has expired on December 31, 2003, and a new one was issued on December 31, 2005 pursuant to which CP Finance grants us a credit facility in an amount of RMB 8.00 billion to finance our working capital needs. ITEM 18. FINANCIAL STATEMENTS -- CONSOLIDATED FINANCIAL STATEMENTS -- NOTE 21.

         TRANSACTIONS WITH CNPC SUBSIDIARIES

We and certain subsidiaries of CNPC are engaged in various transactions. On a recurring basis, we buy crude oil from Daqing and Fuyu (Jilin) oilfields, each a company ultimately controlled by CNPC, and sell gasoline, diesel oil and petrochemical products to companies controlled by CNPC. The aggregate amount spent by us for the purchase of crude oil and other raw materials from companies controlled by CNPC during the period from January 1, 2003 to December 31, 2003 was approximately RMB 9.40 billion. The aggregate revenues we generated from our sale of diesel oil, gasoline and petrochemical products to companies controlled by CNPC during the same period were RMB 5.60 billion, RMB 2.70 billion and RMB
4.10 billion, respectively. These transactions were conducted on normal commercial terms on an arm's length basis in the ordinary and usual course of our business. The prices of crude oil purchased by us and the prices for gasoline and diesel oil sold by us in these transactions were based on the prices set by CNPC in accordance with prevailing government pricing policies. See ITEM 18. FINANCIAL STATEMENTS - CONSOLIDATED FINANCIAL STATEMENTS - NOTE 29.

         CNPC INSURANCE PROGRAMS

Beginning November 1, 1999, we began participating in the insurance programs established by CNPC and approved by the PRC government. Other than automobile insurance, we did not renew existing insurance policies with third party insurers when they expired in year 2000 and we replaced them with comparable policies offered by CNPC. The amount of insurance premiums payable by us to CNPC under the new insurance programs as of December 31, 2003 was approximately RMB
35.3 million, and is expected to be approximately RMB 35.3 million in 2004. We believe that our participation in the CNPC insurance programs are on normal commercial terms on an arm's length basis in the ordinary and usual course of our business.

         DIRECTORS AND SUPERVISORS APPOINTED BY PARENT

Several of our directors, supervisors and senior officers hold or have held positions of responsibility in our Parent. In particular, Yu Li, the chairman of our Board of Directors, is general manager of PetroChina Jilin Petrochemical Branch Company; Zou Haifeng, the chairman of our Board of Supervisors, is a director of our Parent; Lan Yunsheng, one of our directors, is a deputy general manager of CP Finance, Ni Muhua and Jiang Jixiang, two of our Directors, are deputy managers of PetroChina Jilin Petrochemical Branch Company; Xu Fengli, one of our Directors, is chief of the general office of our Parent's board of supervisors; and Yang Jigang, one of our Supervisors, is deputy chief manager and chief engineer of our Parent's Chemical Production and Sales Branch Company.

INTERESTS OF EXPERTS

Not applicable.


ITEM 8.  FINANCIAL INFORMATION
------------------------------

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Pages 1 to 46 following Item 19.

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

Dividend payments may be subject to PRC withholding tax. See ITEM 10. ADDITIONAL INFORMATION PRC TAXATION - TAX ON DIVIDENDS.

See also, ITEM 3.  KEY INFORMATION - SELECTED FINANCIAL DATA - DIVIDENDS.

SIGNIFICANT CHANGES

Not applicable.


ITEM 9.  THE OFFER AND LISTING
-------  ---------------------

OFFER AND LISTING DETAILS

Not applicable except for Item 9.A.4. and 9.C.

         PRICE HISTORY OF OUR SHARES

Set forth below is certain market information relating to the H Shares and ADSs in respect of the period from January 1, 1999 to May 31, 2004.

                             Price per H Share                Price per ADS
                                   (HK$)                          (US$)
                             -----------------                -------------

                            High            Low          High            Low
1999                        1.074          0.302         12.492          3.233
2000                        0.740          0.350          9.437          4.375
2001                        1.210          0.345         15.250          4.750
2002                        0.810          0.480          9.800          5.750
2003                        1.720          0.570         22.300          7.350

2002
     First Quarter          0.710          0.500          8.900          6.450
     Second Quarter         0.680          0.570          8.420          7.400
     Third Quarter          0.810          0.480          9.800          5.750
     Fourth Quarter         0.700          0.485          8.600          5.870

2003
     First Quarter          0.780          0.570          9.150          7.350
     Second Quarter         1.020          0.560         12.200          7.900
     Third Quarter          1.410          0.890         17.470         11.800
     Fourth Quarter         1.720          1.270         22.300         16.200


2004
     First Quarter          1.850          1.400         24.290         18.200

     December, 2003         1.720          1.460         22.300         19.150
     January, 2004          1.820          1.480         24.290         18.740
     February, 2004         1.790          1.400         22.400         18.200
     March, 2004            1.850          1.550         23.100         20.050
     April, 2004            1.830          1.150         23.200         15.190
     May, 2004              1.280          0.880        16.300          11.700

-------------------------------------------------------------------------------

MARKETS

The principal trading market for our H Shares is the Hong Kong Stock Exchange. The ADSs, each representing 100 H Shares, have been issued by The Bank of New York as depositary and are listed on the New York Stock Exchange under the symbol "JCC." Prior to the Combined Offering and subsequent listings on the Hong Kong and New York Stock Exchanges on May 23 and 22, 1995, respectively, there was no market for the H Shares or ADSs.

Pursuant to PRC law, our domestic-listed shares were suspended from trading on the Shenzhen Stock Exchange on April 30, 2003 as a result of our reporting of three consecutive years of net losses from January 1, 2000 to December 31, 2002. Following our report of net profits for the period ended June 30, 2003, our domestic-listed shares resumed trading on September 25, 2003 on the Shenzhen Stock Exchange under the "special treatment" category provided under PRC law. The resumption of trading of our domestic-listed shares was subject to the risk of delistment if we were unable to generate net profits for the year ended December 31, 2003. Following the release of our financial results for the year ended December 31, 2003, which recorded net profits for the year, our domestic-listed share no longer face the risk of delistment unless we record another three years of consecutive losses. Our domestic-listed shares continue to trade under the "special treatment" category due to net asset value per share lower than share par value and face increased risk of trading suspension for the trading day if there is trading price volatility of 5% or more in that trading day. In general, PRC law provides that companies listed on the Shenzhen Stock Exchange will face trading suspension if there is trading price volatility of 10% or more in that trading day.

ITEM 10.  ADDITIONAL INFORMATION
--------  ----------------------


SHARE CAPITAL

Not applicable.

MEMORANDUM AND ARTICLES OF ASSOCIATION

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

We may distribute dividends only after allowance has been made for:

         --       making up losses, if any;
         --       allocations to the statutory common reserve; and
         --       allocations to the statutory public welfare fund.

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

Our articles of association provide that all differences or claims between the following persons and arising from any provision of our articles of association or any right or obligation conferred or imposed by the Company Law or any subsequently promulgated laws or regulations replacing the Company Law, concerning our affairs must, with certain exceptions, be referred to arbitration at either the China International Economic and Trade Arbitration Commission in China or the Hong Kong International Arbitration Centre:

         --    a holder of H Shares and us,
         --    a holder of H Shares and any of our directors, supervisors, general managers or other senior officers, or
         --    a holder of H Shares and a holder of Domestic Shares.

                  RESTRICTIONS ON LARGE OR CONTROLLING SHAREHOLDERS

Our articles of association provide that, in addition to any obligation imposed by law or required by any stock exchange on which our shares are listed, a controlling shareholder must not exercise his voting rights in a manner prejudicial to the interests of our shareholders generally or of some of our shareholders which has the effect of:

         -- relieving our directors or supervisors from their duty to act honestly in our best interest,
         -- approving the expropriation by a director or supervisor of any of our assets, including any of our corporate opportunities, or
         -- approving the expropriation by a director or supervisor of the individual rights of other shareholders, including rights to distributions and voting rights (except in the case of a restructuring approved by our shareholders).

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

         SHAREHOLDERS' MEETINGS

Our board of directors must convene an annual general shareholders' meeting within six months after the end of each financial year. Our board of directors must convene an extraordinary general shareholders' meeting within two months of the following events:

         --    the number of our directors falls below the minimum required by the Company Law or more than one-third of the seats on our board become vacant;
         --    our accrued losses reach one-third of our total share capital;
         --    our board of directors considers it necessary or our board of supervisors requests such a meeting; or -- shareholders holding shares representing not less than one-tenth of the total number of shares entitled to vote at such a meeting make a written demand to convene such a meeting.

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

         CHANGES IN CAPITAL

                  INCREASES IN SHARE CAPITAL AND PRE-EMPTIVE RIGHTS

Our articles of association require that approval by a special resolution of our shareholders and by special resolutions of holders of Domestic Shares and H Shares at separate shareholder class meetings be obtained prior to authorizing, allotting, issuing or granting shares, options, warrants or similar rights to subscribe for any shares or such convertible securities. No such approval is required if, but only to the extent that, we issue Domestic Shares and H Shares, either separately or concurrently, in numbers not exceeding 20% of the number of Domestic Shares and H Shares then in issue, respectively in any 12-month period, as approved by a special resolution of the shareholders.

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

Foreign exchange transactions involving Renminbi must take place either through financial institutions authorized to undertake foreign exchange conversion transactions, such as the PRC domestic banks and branches of foreign banks in China. Official foreign exchange adjustment centres, which previously handled foreign exchange conversion transactions on a transitional basis, were phased out in December 1998. Access to foreign exchange and the ability to remit foreign exchange abroad are regulated by the PRC government policies administered by the SAFE.

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

         U.S. TAXATION

                  UNITED STATES
                  -------------

                  FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of United States federal income tax considerations that are anticipated to be material for U.S. Holders, as defined below. This summary is based upon existing United States federal income tax law, which is subject to change, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as investors subject to special tax rules including: partnerships, financial institutions, insurance companies, broker-dealers, tax-exempt organizations, and, except as described below, non-U.S. Holders, or to persons that will hold our shares or ADSs as part of a straddle, hedge, conversion, or constructive sale transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax considerations. This summary assumes that investors will hold our shares or ADSs as "capital assets" generally, property held for investment) under the United States Internal Revenue Code. Each prospective investor is urged to consult its tax advisor regarding the United States federal, state, local, and foreign income and other tax considerations of the purchase, ownership, and disposition of our shares or ADSs.

For purposes of this summary, an U.S. Holder is a beneficial owner of shares or ADSs that is for United States federal income tax purposes:

         o    an individual who is a citizen or resident of the United States;

         o a corporation, or other entity that is taxable as a corporation created in or organized under the laws of the United States or any State or political subdivision thereof;

         o an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source;

         o a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust; or

         o a trust that was in existence on August 20, 1996, was treated as a United States person, for United States federal income tax purposes, on the previous day, and elected to continue to be so treated.

A beneficial owner of our shares or ADSs that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

A foreign corporation will be treated as a "passive foreign investment company" (a "PFIC"), for United States federal income tax purposes, if 75% or more of its gross income consists of certain types of "passive" income or 50% or more of its assets are passive. Based on our current and projected income, assets, and activities, we presently believe that we are not a PFIC and do not anticipate becoming a PFIC. This is, however, a factual determination made on an annual basis. Because the classification of certain of our interests for United States federal income tax purposes is uncertain and the PFIC rules are subject to administrative interpretation, however, no assurance can be given that we are not or will not be treated as a PFIC. The discussion below under "U.S. Holders Dividends" and "U.S. Holders Sale or Other Disposition of Shares or ADSs", assumes that we will not be subject to treatment as a PFIC for United States federal income tax purposes.

                  U.S. HOLDERS

For United States federal income tax purposes, a U.S. Holder of an ADS will be treated as the owner of the proportionate interest of the shares held by the depositary that is represented by an ADS and evidenced by such ADS. Accordingly, no gain or loss will be recognized upon the exchange of an ADS for the holders' proportionate interest in the shares. A U.S. Holder's tax basis in the withdrawn shares will be the same as the tax basis in the ADS surrendered therefore, and the holding period in the withdrawn shares will include the period during which the holder held the surrendered ADS.

Dividends. Any cash distributions paid by us out of our earnings and profits, as determined under United States federal income tax principles, will be subject to tax as ordinary dividend income and will be includible in the gross income of a U.S. Holder upon receipt. Cash distributions paid by us in excess of our earnings and profits will be treated as a tax-free return of capital to the extent of the U.S. Holder's adjusted tax basis in our shares or ADSs, and after that as gain from the sale or exchange of a capital asset. Dividends paid in Hong Kong dollars will be includible in income in a United States dollar amount based on the United States dollar to Hong Kong dollar exchange rate prevailing at the time of receipt of such dividends by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of shares held directly by such U.S. Holder. U.S. Holders should consult their tax advisors regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of Hong Kong dollars received as dividends to United States dollars. Dividends received on shares or ADSs will not be eligible for the dividends received deduction allowed to corporations.

Dividends received on shares or ADSs will be treated, for United States federal income tax purposes, as foreign source income. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on shares or ADSs. U.S. Holders who do not elect to claim a foreign tax credit for federal income tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which the U.S. Holder elects to do so for all creditable foreign income taxes.

In addition, the United States Treasury has expressed concerns that parties to whom depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by the holders of ADSs. Accordingly, the analysis of the creditability of foreign withholding taxes could be affected by future actions that may be taken by the United States Treasury.

Sale or Other Disposition of Shares or ADSs. A U.S. Holder will recognize capital gain or loss upon the sale or other disposition of shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder's adjusted tax basis in such shares or ADSs, as each is determined in U.S. dollars. Any such capital gain or loss will be long-term if the shares or ADSs have been held for more than one year and will generally be United States source gain or loss. The claim of a deduction in respect of a capital loss, for United States federal income tax purposes, may be subject to limitations. If a U.S. Holder receives Hong Kong dollars for any such disposition, such U.S. Holder should consult its tax advisor regarding the United States federal income tax treatment of any foreign currency gain or loss recognized on the subsequent conversion of the Hong Kong dollars to United States dollars.

                  PFIC CONSIDERATIONS

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of United States federal income tax that a U.S. Holder could derive from investing in a foreign company that does not distribute all of its earnings on a current basis. In such event, a U.S. Holder of the shares or ADSs may be subject to tax at ordinary income tax rates on (i) any gain recognized on the sales of the shares or ADSs and (ii) any "excess distribution" paid on the shares or ADSs (generally, a distribution in excess of 125% of the average annual distributions paid by us in the three preceding taxable years). In addition, a U.S. Holder may be subject to an interest charge on such gain or excess distribution. Prospective investors are urged to consult their tax advisors regarding the potential tax consequences to them if we are or do become a PFIC, as well as certain elections that may be available to them to mitigate such consequences.

                  NON-U.S. HOLDERS

An investment in shares or ADSs by a Non-U.S. Holder will not give rise to any United States federal income tax consequences unless:

         o the dividends received or gain recognized on the sale of the shares or ADSs by such person is treated as effectively connected with the conduct of a trade or business by such person in the United States as determined under United States federal income tax law, or

         o in the case of gains recognized on a sale of shares or ADSs by an individual, such individual is present in the United States for 183 days or more and certain other conditions are met.

In order to avoid back-up withholding on dividend payments made in the United States, a Non-U.S. Holder of the shares or ADSs may be required to complete, and provide the payer with, an Internal Revenue Service Form W-8BEN, or other documentary evidence, certifying that such holder is an exempt foreign person.

         PRC TAXATION


                  TAX ON DIVIDENDS

                  FOR AN INDIVIDUAL
                  -----------------

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

On May 13, 1994, the Ministry of Finance and the State Administration of Taxation jointly issued a Notice on the Relevant Policies Concerning the Individual Income Tax, which notice stipulated that a foreign individual receiving dividends from a PRC company with foreign investment interest would temporarily not be subject to the individual income tax. The State Administration of Taxation also stated, in a circular addressed to the State Commission for Economic System Reform, the then State Council Securities Commission and the China Securities Regulation Commission issued in July 1994, referred to as the Tax Circular, that the Tax Notice would continue to be valid and effective. As of December 31, 2003, the Tax Circular and the Tax Notice remained in effect. In the event that they are withdrawn, a 20.0% tax may be withheld on dividends in accordance with the PRC Individual Income Tax Law, the amount of which withholding tax may be reduced pursuant to any applicable income tax treaty.

                  FOR AN ENTERPRISE
                  -----------------

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

SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------

The financial instruments we hold are exposed to fluctuations in relevant market rates. We generally do not use derivative financial instruments to mitigate such exposure and do not enter into any derivative financial instruments for trading purposes.

         INTEREST RATE RISK

We are exposed to interest rate risk primarily associated with our debt obligations. We did not engage in any interest rate hedging activities in 2003.

The following table provides information about our interest rate-sensitive financial instruments, consisting of our debt obligations denominated in local and foreign currencies, by their expected maturity dates and applicable average interest rates, as of December 31, 2003:


(AMOUNTS IN             2004          2005       2006        2007        2008  THEREAFTER    TOTAL     FAIR VALUE
THOUSANDS OF
RMB)
-----------             ----          ----       ----        ----        ----  ----------    -----     ----------

SHORT-TERM LOANS

BANK AND OTHER LOANS - DENOMINATED IN RMB
Fixed rate             49,600          -           -           -           -           -     49,600       49,600
Average                 5.55%          -           -           -           -           -          -            -
interest rate

LOANS FROM A FELLOW SUBSIDIARY - DENOMINATED IN RMB
Fixed rate          3,155,000          -           -           -           -           -  3,155,000    3,155,000
Average                5.019%          -           -           -           -           -          -            -
interest rate

TOTAL               3,204,600          -           -           -           -           -  3,204,600    3,204,600




(AMOUNTS IN             2004          2005       2006        2007        2008  THEREAFTER    TOTAL     FAIR VALUE
THOUSANDS OF
RMB)
-----------             ----          ----       ----        ----        ----  ----------    -----     ----------


LONG-TERM LOANS

BANK AND OTHER LOANS -DENOMINATED IN RMB
Fixed rate              9,500          -           -           -           -           -      9,500        9,500
Average                6.030%          -           -           -           -           -          -            -
interest rate

LOANS FROM A FELLOW SUBSIDIARY - DENOMINATED IN RMB
Variable rate         636,900          -           -   1,000,000           -           -  1,636,900    1,636,900
Average                5.243%          -           -      5.181%           -           -          -            -
interest rate

LOANS FROM JILIN GROUP -  DENOMINATED IN UNITED STATES DOLLARS
Fixed rate             46,284     46,284      46,284      30,353      14,422           -    183,627      191,763
Average                7.217%     7.217%      7.217%      7.059%      6.550%           -          -            -
interest rate

LOANS FROM JILIN GROUP - DENOMINATED IN JAPANESE YEN
Fixed rate             52,686     52,687      52,687      33,411      14,136           -    205,607      225,920
Average                4.978%     4.978%      4.978%      4.792%      4.100%           -          -            -
interest rate

LOANS FROM JILIN GROUP-DENOMINATED IN EURO DOLLAR
Fixed rate             12,497     22,497      17,497           -           -           -     52,491       66,525
Average                8.300%     8.300%      8.300%                       -           -          -            -
interest rate

BANK AND OTHER LOANS - DENOMINATED IN UNITED STATES DOLLARS
Fixed rate            139,532    181,532     160,530     127,015     127,015     481,548  1,217,172    1,182,336
Average                6.179%     6.289%      6.241%      6.437%      6.437%      5.184%          -            -
interest rate

TOTAL                 897,399    303,000     276,998   1,190,779     155,573     481,548  3,305,297    3,312,944


         FOREIGN EXCHANGE RISK

We operate largely in one geographical area, the PRC. We acquire the major raw materials such as crude oil and coal locally and sell most of our products in the PRC market. Therefore, most of the trading transactions are denominated in our functional currency, Renminbi, and are generally not exposed to risks associated with changes in the foreign currency exchange rates. Our foreign exchange rate risk exposure is primarily associated with our debt obligations denominated in foreign currencies. Further to an agreement between us and Jilin Group effective as of September 30, 1998, Jilin Group assumed the foreign currency loans borrowed by us and agreed to make periodic loan repayments on our behalf and in turn, we agreed to pay Jilin Group the Renminbi equivalent of such repayments at an exchange rate determined as at September 30, 1998. We re-assumed some of these foreign currency loans effective as of January 1, 2000. All the exchange risks were borne by Jilin Group during the period from October 1, 1998 through December 31, 1999. The relevant exchange risks subsequent to December 31, 1999 were borne by us. For a discussion of the foreign exchange risk associated with the above agreement, see ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS - LIQUIDITY AND CAPITAL RESOURCES.

The following table provides information about our foreign currency sensitive financial instruments, consisting of debt obligations denominated in foreign currencies, by their expected maturity dates and applicable average interest rates, as of December 31, 2003:



(AMOUNTS IN THOUSANDS        2004        2005       2006        2007        2008     THEREAFTER    TOTAL     FAIR VALUE
OF RMB)
---------------------        ----        ----       ----        ----        ----     ----------    -----     ----------

LOANS FROM JILIN GROUP -  DENOMINATED IN UNITED STATES DOLLARS
Fixed rate                   46,284     46,284      46,284      30,353      14,422           -    183,627      191,763
Average interest rate        7.217%     7.217%      7.217%      7.059%      6.550%           -          -            -

LOANS FROM JILIN GROUP - DENOMINATED IN JAPANESE YEN
Fixed rate                   52,686     52,687      52,687      33,411      14,136           -    205,607      225,920
Average interest rate        4.978%     4.978%      4.978%      4.792%      4.100%           -          -            -

LOANS FROM JILIN GROUP-DENOMINATED IN EURO DOLLAR
Fixed rate                   12,497     22,497      17,497           -           -           -     52,491       66,525
Average interest rate        8.300%     8.300%      8.300%           -           -           -          -            -

BANK AND OTHER LOANS - DENOMINATED IN UNITED STATES DOLLARS
Fixed rate                  139,532    181,532     160,530     127,015     127,015     481,548  1,217,172    1,182,336
Average interest rate        6.179%     6.289%      6.241%      6.437%      6.437%      5.184%          -            -


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
--------  ------------------------------------------------------

Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.
--------  ------------------------------------------------

Not applicable.


ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
--------  -------------------------------------------------------------
          USE OF PROCEEDS.
          ----------------

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES.
--------  ------------------------

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

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT
------------------------------------------

We currently have an audit committee financial expert, Fanny Li, serving on our audit committee and she is an independent director as defined in 17 CFR 240.10A-3.

ITEM 16B  CODE OF ETHICS
------------------------

We have not adopted a code of ethics as defined by the applicable U.S. securities regulations that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions since it is not a customary practice for a PRC company to adopt such code of ethics.

ITEM 16C   PRINCIPAL ACCOUNTANT FEES AND SERVICES
-------------------------------------------------

         The following table summarizes the fees charged by PricewaterhouseCoopers, our principal accountant, for certain services rendered to us during 2002 and 2003.

                                                   FOR THE YEAR ENDED
                                                      DECEMBER 31,
                                                      ------------
                                                  (IN MILLIONS OF RMB)
                                                2002            2003
                                                ----            ----
Audit fees (1)........................          3.00            4.25
Audit-related fees (2)................             -               -
-
Tax fees (3)..........................             -               -
All other fees (4)....................             -               -
Total.................................          3.00            4.25



------------
(1) "Audit fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our interim and annual financial statements.

(2) "Audit-related fees" means the aggregate fees billed in each of the fiscal years listed for assurance and related services rendered by our principal auditors for the audit of our financial information.
(3) "Tax fees" means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(4) "All other fees" means the aggregate fees billed in each of the fiscal years listed for products and services provided by the our principal auditor, other than the services reported under audit fees, audit-related fees and tax fees.


AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

         Our audit committee has adopted procedures which set forth the manner in which the committee will review and approve the engagement of external auditor for audit services before such services are rendered. The pre-approval procedures are as follows:

  o Our audit committee shall review the engagement of external auditor and its audit fees .

  o Our audit committee in its sole discretion then approves or disapproves the proposed engagement and fees and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS
-------------------------------

We have elected to provide the financial statements and related information specified in Item 18 in lien of the information called for by this Item 17.

ITEM 18.   FINANCIAL STATEMENTS
-------------------------------






                          INDEX OF FINANCIAL STATEMENTS

                                                                                  PAGE

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
   CONSOLIDATED FINANCIAL STATEMENTS
   Report of Independent Auditors                                                  1
   Consolidated Income Statements for each of the three years in the period
     ended December 31, 2003                                                       2
   Consolidated Balance Sheets as of December 31, 2002 and 2003                    3
   Consolidated Cash Flow Statements for each of the three years in the period
     ended December 31, 2003                                                       4
   Consolidated Statements of Changes in Shareholders' Equity for each of the
     three years in the period ended December 31, 2003                             6
   Notes to the Consolidated Financial Statements                                  7





                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Jilin Chemical Industrial Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the consolidated financial position of Jilin Chemical Industrial Company Limited (the "Company") and its subsidiaries (the "Group") at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net (loss) / profit for each of the three years in the period ended December 31, 2003 and the determination of consolidated shareholders' equity at December 31, 2002 and 2003 to the extent summarized in Note 31 to the consolidated financial statements.







PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 20, 2004

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                         CONSOLIDATED INCOME STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                (AMOUNTS IN THOUSANDS EXCEPT FOR PER SHARE DATA)

                                                                           YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------------------

                                            NOTES              2001             2002             2003             2003
                                           --------    -------------   ---------------   -------------    -------------
                                                                RMB              RMB              RMB              US$

SALES                                                    12,518,532       13,138,387       20,652,809        2,495,295
Cost of sales                                           (12,541,889)     (12,518,955)     (19,125,842)      (2,310,805)
                                                       -------------   ---------------   -------------    -------------
GROSS (LOSS) / PROFIT                                       (23,357)         619,432        1,526,967          184,490
Distribution costs                                          (62,198)         (34,933)         (29,338)          (3,545)
Administrative expenses                                  (1,216,263)        (797,434)        (574,051)         (69,358)
Shut down of manufacturing assets             5                   -         (283,418)               -                -
Other operating expenses                                     (6,662)          (9,683)         (28,260)          (3,414)
                                                       -------------   ---------------   -------------    -------------
(LOSS) / PROFIT FROM OPERATIONS                          (1,308,480)        (506,036)         895,318          108,173
Interest expense                              6            (598,882)        (474,370)        (429,782)         (51,926)
Interest income                                               3,431            1,364            1,531              185
Exchange loss                                               (17,582)         (48,725)         (37,153)          (4,489)
Exchange gain                                                67,043            7,675              546               66
Share of profit / (loss) of jointly
  controlled entities                                        40,595           (7,671)           9,664            1,168
Share of (loss) / profit of an
   associated company                                        (1,259)             125          (14,001)          (1,692)
                                                       -------------   ---------------   -------------    -------------
(LOSS) / PROFIT BEFORE INCOME TAXES           3          (1,815,134)      (1,027,638)         426,123           51,485
Income taxes                                  8                (821)          (1,116)            (270)             (33)
                                                       -------------   ---------------   -------------    -------------
(LOSS) / PROFIT BEFORE MINORITY                          (1,815,955)      (1,028,754)         425,853           51,452
  INTERESTS
Minority interests                                           (1,414)           5,655            1,756              212
                                                       -------------   ---------------   -------------    -------------
NET (LOSS) / PROFIT                                      (1,817,369)      (1,023,099)         427,609           51,664
                                                       =============   ===============   =============    =============

BASIC AND DILUTED (LOSS) / PROFIT PER
  SHARE                                       9            RMB (0.51)        RMB (0.29)       RMB 0.12            US$ 0
                                                       =============   ===============   =============    =============

NUMBER OF SHARES                              9           3,561,078        3,561,078         3,561,078       3,561,078
                                                       =============   ===============   =============    =============



   The accompanying notes are an integral part of these financial statements.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2002 AND 2003
                             (AMOUNTS IN THOUSANDS)

                                                                                     AT DECEMBER 31,
                                                                     ----------------------------------------------
                                                          NOTES             2002              2003           2003
                                                         --------    ------------    --------------   -------------
                                                                             RMB               RMB            US$
ASSETS
Current assets
  Cash and cash equivalents                                11             32,805            35,499          4,289
  Accounts receivable                                      12            684,925           184,756         22,322
  Value added tax recoverable                              13            101,830                 -              -
  Inventories                                              14          1,394,228         1,568,093        189,459
  Prepaid expenses and other current assets                15            252,450           267,542         32,325
                                                                     ------------    --------------   -------------
Total current assets                                                   2,466,238         2,055,890        248,395
Property, plant and equipment                              16         10,687,084         9,929,535      1,199,697
Interests in a jointly controlled entity                   17             44,058            53,722          6,491
Investment in an associated company                        18             18,909             4,908            593
Intangible assets                                          19            448,852           621,534         75,094
                                                                     ------------    --------------   -------------
TOTAL ASSETS                                                          13,665,141        12,665,589      1,530,270
                                                                     ============    ==============   =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued liabilities                 20          2,186,248         3,614,336        436,688
  Short-term debt                                          21          5,536,685         4,101,999        495,608
                                                                     ------------    --------------   -------------
Total current liabilities                                              7,722,933         7,716,335        932,296
Long-term debt                                             21          3,826,805         2,407,898        290,925
                                                                     ------------    --------------   -------------
TOTAL LIABILITIES                                                     11,549,738        10,124,233      1,223,221
                                                                     ------------    --------------   -------------
MINORITY INTERESTS                                                        32,456            30,800          3,721
                                                                     ------------    --------------   -------------
SHAREHOLDERS' EQUITY                                                          ii                ii             ii
State-owned shares                                         23          2,396,300         2,396,300        289,523
A shares                                                   23            200,000           200,000         24,164
H shares and ADSs (each representing 100 H shares)         23            964,778           964,778        116,566
                                                                     ------------    --------------   -------------
Share capital, issued and outstanding, RMB 1.00 par                    3,561,078         3,561,078        430,253
  value
Capital reserve                                            24          1,391,114         1,391,114        168,076
Revaluation reserve                                        24              9,247             8,274          1,000
Statutory common reserve fund                              24            160,155           160,155         19,350
Statutory common welfare fund                              24            140,997           140,997         17,035
Discretionary common reserve fund                          24            400,291           400,291         48,364
Accumulated losses                                                    (3,579,935)       (3,151,353)      (380,750)
                                                                     ------------    --------------   -------------
Shareholders' equity                                                   2,082,947         2,510,556        303,328
                                                                     ------------    --------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            13,665,141        12,665,589      1,530,270
                                                                     ============    ==============   =============

   The accompanying notes are an integral part of these financial statements.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                        CONSOLIDATED CASH FLOW STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                             (AMOUNTS IN THOUSANDS)

                                                                           YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------------------
                                                                  2001            2002           2003          2003
                                                           ------------   ------------    -----------    -----------
                                                                   RMB             RMB            RMB           US$
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss) / profit                                       (1,817,369)     (1,023,099)       427,609        51,664
  Adjustments for:                                                                                                -
    Minority interests                                           1,414          (5,655)        (1,756)         (212)
     Depreciation and amortization                             966,795       1,108,522      1,032,007       124,688
     Provision for impairment of receivables                   599,609               -        100,713        12,168
     Provision for impairment of prepaid expenses and
      other current assets                                           -          51,484              -             -
   Writedown of carrying value of property, plant and
      equipment                                                      -         323,844              -             -
   Provision for diminution in value of inventories and
      inventory writedowns                                     171,174         139,985         12,856         1,553
   Shut down of manufacturing assets                                 -         283,418              -             -
   Net loss/(profit) on disposal of property, plant and                               )
      equipment                                                    168          (3,876         26,379         3,187
     Share of (profit) / loss of jointly controlled                                                  )
entities                                                       (40,595)          7,671         (9,664        (1,168)
     Share of loss / (profit) of an associated company           1,259            (125)        14,001         1,692
     Interest income                                            (3,431)         (1,364)        (1,531)         (185)
     Interest expense                                          598,882         474,370        429,782        51,927
  Changes in working capital:
     Accounts and other receivables                          1,698,633         379,056        330,044        39,876
      Inventories                                              469,724        (197,137)      (186,721)      (22,560)
     Payables and accrued liabilities                         (268,208)        321,488      1,830,961       221,220
                                                           ------------   ------------    -----------    -----------
CASH GENERATED FROM OPERATIONS                               2,378,055       1,858,582      4,004,680       483,850
  Interest received                                              3,431           1,364          1,531           185
  Interest paid                                               (609,028)       (530,943)      (427,887)      (51,698)
                                                           ------------   ------------    -----------    -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                    1,772,458       1,329,003      3,578,324       432,337
                                                           ------------   ------------    -----------    -----------


   The accompanying notes are an integral part of these financial statements.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                        CONSOLIDATED CASH FLOW STATEMENTS
        FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (CONTINUED)
                             (AMOUNTS IN THOUSANDS)

                                                                          YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------------------------
                                                               2001             2002            2003            2003
                                                       -------------    -------------   -------------    ------------
                                                                RMB              RMB             RMB             US$
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                     (866,858)        (791,725)       (675,078)        (81,563)
  Investment in an associated company                          (300)               -               -               -
  Acquisition of Jilian (Jilin) Petrochemical Limited             -          (73,086)        (54,000)         (6,524)
  Purchase of intangible assets                                   -           (7,542)         (6,394)           (773)
  Proceeds from disposal of property, plant and
    equipment                                                     -            7,141          13,335           1,611
  Dividends received                                              -            1,860               -               -
                                                       -------------    -------------   -------------    ------------
NET CASH USED IN INVESTING ACTIVITIES                      (867,158)        (863,352)       (722,137)        (87,249)
                                                       -------------    -------------   -------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Capital investment by minority interests                    1,000                -             100              12
  Proceeds from new debt                                  5,719,860        4,867,375       5,440,491         657,326
  Repayments of debt                                     (6,816,744)      (5,335,405)     (8,294,084)     (1,002,100)
  Dividends paid to minority interests                       (1,463)          (1,733)              -               -
                                                       -------------    -------------   -------------    ------------
NET CASH USED IN FINANCING ACTIVITIES                    (1,097,347)        (469,763)     (2,853,493)       (344,762)
                                                       -------------    -------------   -------------    ------------
  (Decrease) / increase in cash and cash equivalents       (192,047)          (4,112)          2,694             326
  Cash and cash equivalents at beginning of year            228,964           36,917          32,805           3,963
                                                       -------------    -------------   -------------    ------------
  Cash and cash equivalents at end of year                   36,917           32,805          35,499           4,289
                                                       =============    =============   =============    ============
NON-CASH TRANSACTIONS
  Purchase of property, plant and equipment (Note
    29(j))                                                        -                -         159,500          19,271
                                                       =============    =============   =============    ============



   The accompanying notes are an integral part of these financial statements.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
                             (AMOUNTS IN THOUSANDS)


                                                         SHARE
                                                       CAPITAL      ACCUMULATED     RESERVES
                                                      (NOTE 23)       LOSSES        (NOTE 24)          TOTAL
                                                 -------------    --------------   -------------   --------------
                                                           RMB              RMB            RMB               RMB
Balance at January 1, 2001                           3,561,078         (737,339)     3,050,156         5,873,895
Adjustment of land use rights at January 1,
  2001 (Note 2 (a))                                          -                -       (950,480)         (950,480)
Net loss for the year                                        -       (1,817,369)             -        (1,817,369)
Transfer to retained earnings on realization
  of revaluation reserve                                     -              973           (973)                -
Transfer from retained earnings to reserves                  -           (4,823)         4,823                 -
                                                 -------------    --------------   -------------   --------------
Balance at December 31, 2001                         3,561,078       (2,558,558)     2,103,526         3,106,046
Net loss for the year                                        -       (1,023,099)             -        (1,023,099)
Transfer to retained earnings on realization
  of revaluation reserve                                     -            2,100         (2,100)                -
Transfer from retained earnings to reserves                  -             (378)           378                 -
                                                 -------------    --------------   -------------   --------------
Balance at December 31, 2002                         3,561,078       (3,579,935)     2,101,804         2,082,947
Net profit for the year                                      -          427,609              -           427,609
Transfer to retained earnings on realization
  of revaluation reserve                                     -              973           (973)                -
                                                 -------------    --------------   -------------   --------------
Balance at December 31, 2003                         3,561,078       (3,151,353)     2,100,831         2,510,556
                                                 =============    ==============   =============   ==============
Balance at December 31, 2003 in US$                    430,253         (380,750)       253,825           303,328
                                                 =============    ==============   =============   ==============



The accompanying notes are an integral part of these financial statements.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


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

2 SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

(A) BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). This basis of accounting differs from the accounting principles generally accepted in the United States of America ("US GAAP") in certain significant respects (see Note 31).

The consolidated financial statements are prepared on the historical cost convention except as disclosed in the accounting policies below.

The consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2003 primary financial statements and the US GAAP reconciliation shown in Note 31 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2003 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = RMB 8.2767. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate on December 31, 2003, or at any other date.

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

(B) BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and the subsidiaries in which the Group has an interest of more than 50 percent voting interest or otherwise has the power to govern the financial and operating policies. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The results of operations of subsidiaries are included in the consolidated income statement, and the share attributable to minority interests is excluded from net income. Intercompany balances, transactions and unrealized gains on transactions have been eliminated; unrealized losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

A listing of the Group's principal subsidiaries is set out in Note 32.

(C) INVESTMENTS IN ASSOCIATED COMPANIES

Associated companies are entities in which the Group holds between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method. Such equity interests are carried in the consolidated balance sheet at amounts that reflect the Group's share of the net assets of the associated companies and include goodwill on acquisition, if any. Equity accounting involves recognizing in the consolidated income statement the Group's share of the income or loss for the year of the associated companies. Unrealized gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of loss in an associated company equals or exceeds its interest in the associated company, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associated company.

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

(E) FOREIGN CURRENCY TRANSLATIONS

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Renminbi, which is the measurement currency of all companies in the Group.

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

(F) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are initially recorded at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs directly incurred to bring the asset to working condition for its intended use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amounts less accumulated depreciation and accumulated impairment losses, if any. Revaluations are performed by independent qualified valuers on a regular basis. Revaluations are made with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Increases in the carrying amount arising on revaluation of property, plant and equipment are credited to revaluation reserve in shareholders' equity. Decreases that offset previous increases of the same asset are charged against that reserve; all other decreases are charged to the consolidated profit and loss account. The difference between depreciation based on the revalued carrying amount of the asset (the depreciation charged to the consolidated income statements) and depreciation based on the asset's original cost is transferred from revaluation reserve to retained earnings.

Depreciation to write off the cost or valuation of each asset to their residual values over their estimated useful lives is calculated using the straight-line method.

The Group uses the following useful lives for depreciation purposes:

Buildings                                               10-45 years
Plant and machinery                                      8-28 years

Assets under construction represent capital assets under construction or installation and are stated at cost. No depreciation is provided for construction in progress until they are completed and available for use.

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

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and procedures, and are taken into account in determining net income. On disposal of revalued assets, amounts in revaluation reserve relating to these assets are transferred to retained earnings.

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

 (ii) Land use rights

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

(K) DEFERRED INCOME TAX

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. Currently enacted tax rates are used in determination of deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

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

(N) RESEARCH AND DEVELOPMENT EXPENSES

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

(O) GOVERNMENT REVENUE GRANTS AND SUBSIDIES

Government revenue grants and subsidies are recognized as income upon approval by the relevant government authorities, at which stage the eventual collectibility is assured.

(P)      RETIREMENT BENEFIT PLANS

The Group contributes to the employee retirement benefit plan organized by the provincial government under which it is required to make monthly contributions to the plan. The provincial government undertakes to assume the retirement benefit obligations of all existing and future retired employees of the Group. Contributions to the plan are charged to the consolidated income statements as incurred.

(Q) PROVISIONS

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

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

(T) OPERATING LEASES

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statements on a straight-line basis over the period of the lease.

3 OPERATING PROFIT/(LOSS)

                                                                     YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------
                                                                 2001            2002              2003
                                                          -------------   --------------    -------------
                                                                  RMB             RMB               RMB
  Operating profit/(loss) is arrived at after
    crediting and charging the following items:
  Crediting
   Government grants and subsidies                             (2,175)              -               502
  Charging
  Amortization of intangible assets (included in
      "administrative expenses")                               79,307          79,980           101,642
   Auditors' remuneration                                       2,700           3,000             4,250
   Cost of inventories (approximates cost of sales)
      recognized as expense                                12,541,889      12,518,955        19,125,842
   Depreciation on property, plant and equipment              887,488       1,028,542           930,365
   Writedown of carrying value of property, plant and
      equipment (included in "administrative expenses")
      (Note 16)                                                     -         323,844                 -
   Employee compensation costs (including directors'
      and supervisors' emoluments) (Note 4)                   449,560         517,360           625,700
   Shut down of manufacturing assets (Note 5)                       -         283,418                 -
   Net loss / (profit) on disposal of property, plant
      and equipment                                               168          (3,876)           26,379
   Operating lease rentals on land and buildings                    -           9,453            10,501
   Operating lease rentals on plant and machinery                 459               -             2,463
   Provision for impairment of receivables (included in
      "administrative expenses")                              599,609               -           100,713
   Provision for impairment of prepaid expenses and
      other current assets (included in "administrative
      expenses")                                                    -          51,484                 -
   Provision for diminution in value of inventories and
      inventory writedowns                                    171,174         139,985            12,856
   Repair and maintenance                                     251,382         560,010           264,613
   Research and development expenditure                        11,590           3,927             1,764



4 EMPLOYEE COMPENSATION COSTS

                                         YEAR ENDED DECEMBER 31,
                              ----------------------------------------------
                                     2001             2002            2003
                              ------------   --------------    -------------
                                      RMB              RMB             RMB

 Wages and salaries               279,380          344,130         434,880
 Retirement benefit cost          107,740           84,150          89,230
 Staff welfare                     62,440           89,080         101,590
                              ------------   --------------    -------------
                                  449,560          517,360         625,700
                              ============   ==============    =============

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

5 SHUT DOWN OF MANUFACTURING ASSETS

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

6 INTEREST EXPENSE

                                          YEAR ENDED DECEMBER 31,
                               ----------------------------------------------

                                      2001              2002           2003
                               -------------    -------------   -------------
                                       RMB               RMB            RMB
Interest on
     Bank loans                    126,332            65,028         96,480
     Other loans                   507,290           459,364        356,737
Less: Amounts capitalized          (34,740)          (50,022)       (23,435)
                               -------------    -------------   -------------
                                   598,882           474,370        429,782
                               =============    =============   =============


Amounts capitalized are borrowing costs related to funds borrowed specifically for the purpose of obtaining qualifying assets. Interest rates on such capitalized debt ranged from 5.50% to 6.03%, 5.50% to 5.86% and 5.50% per annum for the years ended December 31, 2001, 2002 and 2003, respectively.

7 EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the directors' and supervisors' emoluments are as follows:

                                                         YEAR ENDED DECEMBER 31,
                                              ----------------------------------------------
                                                     2001              2002            2003
                                              -------------   --------------    ------------
                                                      RMB               RMB             RMB

 Fees                                                 220                60              80
 Salaries, allowances and other benefits              343               374             472
 Contribution to retirement benefit scheme             12                10               7
                                              -------------   --------------    ------------
                                                      575               444             559
                                              =============   ==============    ============

The emoluments of the directors and supervisors fall within the following bands:

                                     YEAR ENDED DECEMBER 31,
                          ----------------------------------------------
                                 2001               2002           2003
                          -------------    -------------    ------------
                               NUMBER             NUMBER         NUMBER

 Nil - RMB 1,066                   16                 16             16
                          =============    =============    ============

Fees for directors and supervisors disclosed above included RMB 45, RMB 45 and RMB 80 paid to independent non-executive directors for the years ended December 31, 2001, 2002 and 2003, respectively.

None of the directors and supervisors has waived their remuneration during the three years ended December 31, 2003.

The five highest paid individuals in the Group for each of the three years in the period ended December 31, 2003 were also directors or supervisors and their emoluments are reflected in the analysis presented above.

8 INCOME TAXES

                                                          YEAR ENDED DECEMBER 31,
                                               ----------------------------------------------

                                                       2001             2002            2003
                                               -------------    -------------   -------------
                                                        RMB              RMB             RMB
PRC income tax                                          812              352             270
Share of tax of jointly controlled entities               9              764               -
                                               -------------    -------------   -------------
                                                        821            1,116             270
                                               =============    =============   =============

In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group during the three years ended December 31, 2003 is 33%. Certain subsidiaries and jointly controlled entities are Sino-foreign joint ventures and are entitled to certain tax concessions available to foreign investment production enterprises operating in the PRC. These tax concessions include a five-year tax holiday under which these enterprises are exempt from income tax for the first two years commencing from the first profitable year of operation followed by a 50% reduction in the income tax rate for three years thereafter.

The tax on the Group's income before income taxes differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------------

                                                                     2001             2002            2003
                                                             -------------    -------------   -------------
                                                                      RMB              RMB             RMB
Profit/(Loss) before income taxes                              (1,815,134)      (1,027,638)        426,123
                                                             -------------    -------------   -------------
Tax calculated at a rate of 33%                                  (598,994)        (339,121)        140,621
(Utilization of previously unrecognized deferred tax
assets)/unrecognized deferred tax assets (Note 22)                597,881          345,141        (133,827)
Other                                                               1,934           (4,904)         (6,524)
                                                             -------------    -------------   -------------
Tax expense                                                           821            1,116             270
                                                             =============    =============   =============

9 BASIC AND DILUTED (LOSS)/ PROFIT PER SHARE

Basic and diluted (loss)/profit per share have been computed by dividing net
(loss)/profit for the year by the weighted average number of shares issued and outstanding for the year (2001: 3,561,078,000 shares, 2002: 3,561,078,000 shares, 2003: 3,561,078,000 shares).

There are no dilutive potential ordinary shares.

10 DIVIDEND

No dividend was declared in respect of 2001, 2002 and 2003.

11 CASH AND CASH EQUIVALENTS

                                               AT DECEMBER 31,
                                       -----------------------------
                                            2002            2003
                                       -------------   -------------
                                                RMB             RMB

Cash at bank and on hand                     32,805          35,499
                                       =============   =============

The weighted average effective interest rate on bank deposits was 0.72% (2002:
0.99%) for the year ended December 31, 2003.

12 ACCOUNTS RECEIVABLE

                                                       AT DECEMBER 31,
                                             ------------------------------
                                                  2002             2003
                                             --------------   -------------
                                                      RMB              RMB

Due from third parties                            935,890          815,487
Due from related parties
- PetroChina Group Companies                      242,924           41,663
- CNPC Group Companies                                691              191
- JCGC Group Companies                            346,503          171,927
- An associated company                            24,132           23,759
                                             --------------   -------------
                                                1,550,140        1,053,027
Less: Provision for impairment loss              (865,215)        (868,271)
                                             --------------   -------------
                                                  684,925          184,756
                                             ==============   =============


Amounts due from related parties are interest free and unsecured. Related parties are offered credit terms of no more than 30 days.

Movements in provision for impairment loss are as follows:

                                           YEAR ENDED DECEMBER 31,
                                ----------------------------------------------

                                        2001            2002             2003
                                -------------   -------------    -------------
                                         RMB             RMB              RMB

Balance at beginning of year         240,777         840,378          865,215
Provision                            599,601               -          100,713
Amount written off
  against provision                        -               -          (97,657)
Acquisition of Jilian                      -          24,837                -
                                -------------   -------------    -------------
Balance at end of year               840,378         865,215          868,271
                                =============   =============    =============

In 2001, the Group generally offered its customers credit terms of no more than 120 days. In 2002, the Group altered its credit management policy and implemented a cash sales policy for the majority of its customers. Certain selected customers are offered credit terms of no more than 30 days.

13 VALUE ADDED TAX RECOVERABLE

This represents the amount of value added tax ("VAT") paid by the Group in respect of purchases in excess of the amount of VAT payable on sales. This amount had been offset against VAT payable on the sales of the Group and the Company in 2003.

14 INVENTORIES

                                                        AT DECEMBER 31,
                                            -----------------------------------
                                                   2002              2003
                                            ----------------   ----------------
                                                       RMB                RMB
Raw materials
 - at cost                                         334,513            538,646
 - at net realizable value                         164,613            151,975
Work in progress
 - at cost                                         146,789            252,213
 - at net realizable value                         101,071              9,559
Finished goods
 - at cost                                          80,542            101,036
 - at net realizable value                         217,992            186,843
Spare parts
 - at cost                                          12,578              1,735
 - at net realizable value                         327,793            320,257
Low value consumables and packing materials
 - at cost                                           8,337              2,738
 - at net realizable value                               -              3,091
                                            ----------------   ----------------
                                                 1,394,228          1,568,093
                                            ================   ================

Movements in allowance for diminution in value of inventories are as follows:


                                                     YEAR ENDED DECEMBER 31,
                                         -------------------------------------------------

                                                  2001             2002             2003
                                         --------------    -------------    --------------
                                                   RMB              RMB              RMB
Balance at beginning of year                    65,457          236,631          178,764
Provision                                      171,612            8,701           12,856
Amount written off against provision              (438)         (74,529)         (12,867)
Acquisition of Jilian                                -            7,961                -
                                         --------------    -------------    --------------
Balance at end of year                         236,631          178,764          178,753
                                         ==============    =============    ==============


15 PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                      AT DECEMBER 31,
                                              --------------------------------
                                                    2002             2003
                                              --------------    --------------
                                                        RMB              RMB

 Other receivables                                  121,338           99,108
 Amounts due from related parties
 - JCGC Group Companies                              11,094           33,250
 - A jointly controlled entity                            -              455
 Down payments to suppliers                         178,864          194,477
 Prepaid expenses                                    17,392           12,395
                                              --------------    --------------
                                                    328,688          339,685
 Less: Provision for impairment loss                (76,238)         (72,143)
                                              --------------    --------------
                                                    252,450          267,542
                                              ==============    ==============

Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

Movements in provision for impairment loss are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------

                                                           2001            2002             2003
                                                   -------------   -------------    -------------
                                                            RMB             RMB              RMB
 Balance at beginning of year                            23,457          23,465           76,238
 Provision                                                    8          51,484                -
 Amount written off against provision                         -               -           (4,095)
 Acquisition of Jilian                                        -           1,289                -
                                                   -------------   -------------    -------------
 Balance at end of year                                  23,465          76,238           72,143
                                                   =============   =============    =============

16 PROPERTY, PLANT AND EQUIPMENT

                                                             PLANT AND          CONSTRUCTION
                                       BUILDINGS             MACHINERY           IN PROGRESS              TOTAL
                                     -------------          -----------          -----------          -----------
                                     RMB                            RMB                  RMB                  RMB
 COST OR VALUATION
 At December 31, 2002                    1,664,959           13,440,091            1,595,198           16,700,248
 Additions                                  46,894              141,139              292,427              480,460
 Transfer to fixed assets                   52,236            1,531,967           (1,584,203)                --
 Transfer to intangible assets
   (Note i)                                   --                   --               (267,930)            (267,930)
 Disposals                                 (11,006)            (554,799)                --               (565,805)
                                       -----------          -----------          -----------          -----------
 At December 31, 2003                    1,753,083           14,558,398               35,492           16,346,973
                                       -----------          -----------          -----------          -----------
 ACCUMULATED DEPRECIATION                  629,733            5,383,431                 --              6,013,164
 At December 31, 2002
 Charge for the year                        84,506              845,859                 --                930,365
 Disposals                                  (2,490)            (523,601)                --               (526,091)
                                       -----------          -----------          -----------          -----------
 At December 31, 2003                      711,749            5,705,689                 --              6,417,438
                                       -----------          -----------          -----------          -----------

 NET BOOK VALUE
 At December 31, 2003                    1,041,334            8,852,709               35,492            9,929,535
                                       ===========          ===========          ===========          ===========
 At December 31, 2002                    1,035,226            8,056,660            1,595,198           10,687,084
                                       ===========          ===========          ===========          ===========
                                           734,248            1,861,228                 --              2,595,476
 ANALYSIS OF COST OR VALUATION
 At valuation
 At cost                                 1,018,835           12,697,170               35,492           13,751,497
                                       -----------          -----------          -----------          -----------
                                         1,753,083           14,558,398               35,492           16,346,973
                                       ===========          ===========          ===========          ===========
 Carrying value of fixed assets
  had they been stated at cost
  less accumulated depreciation          1,082,864            9,052,328               35,492           10,170,684
                                       ===========          ===========          ===========          ===========

(i) The intangible asset is the technical know-how relating to the synthetic ammonia facilities. The synthetic ammonia facilities were acquired from a German supplier and the construction costs include an identifiable know-how of USD 32,370. When the Group paid the construction cost to the supplier in prior years, the total amount was recorded in construction in progress (included in property, plant and equipment). When the facilities were completed and reached their usable condition in June 2003, the Group transferred the amount from construction in progress to equipment and intangible assets, respectively, based on the construction contract.

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

In connection with the application for listing of the Company's shares on The Stock Exchange of Hong Kong Limited, the Company engaged American Appraisal Hong Kong Limited, independent valuers in Hong Kong, to perform a valuation of all of the Group's fixed assets as of February 28, 1995. The valuation, which was based on the market value where available or depreciated replacement costs where market value was not available, resulted in an additional surplus of Rmb 29,033. The surplus arising from the valuation was credited to the revaluation reserve.

Revaluations of property, plant and equipment are to be performed periodically, normally by professionally qualified valuers. As at December 31, 2003, a revaluation of the Company's property, plant and equipment was undertaken by China United Assets Appraiser Co., Ltd, a firm of independent valuers registered in the PRC. Because of the specialized nature of the assets under valuation, they were valued on a depreciated replacement cost basis. Following adjustments for the impairment provisions made in prior periods as noted below, the results of revaluation were substantially in line with the carrying amounts of property, plant and equipment.

At December 31, 2002, the directors of the Company compared the carrying amount of the Group's property, plant and equipment to their estimate of the fair value, and on the basis of their review, made an adjustment to reduce the carrying amount of certain assets by Rmb 323,844.

(b) With effect from January 1, 2001, the Company has applied IAS 17 "Leases", as clarified by IAS 40 "Investment Property", to accounting for the land use rights taken over by the Company as part of the Restructuring. The Company has reclassified these land use rights as operating leases and is reflecting the carrying value of these land use rights at Rmb nil. Reserves at January 1, 2001 were adjusted by Rmb 950 million in this regard.

17 INTERESTS IN A JOINTLY CONTROLLED ENTITY


                                          AT DECEMBER 31,
                            ------------------------------------------
                                   2002                   2003
                            ------------------    --------------------
                                          RMB                    RMB

Share of net assets                    44,058                 53,722
                            ==================    ====================

Movements of the share of net assets is set out as follows:

                                                        AT DECEMBER       SHARE OF      AT DECEMBER
                                                           31, 2002         PROFIT         31, 2003
                                                      -------------    -----------    -------------
                                                                RMB            RMB              RMB

Jilin Province BASF JCIC NPG Co., Ltd. ("BASF")              44,058          9,664           53,722
                                                      =============    ===========    =============

The jointly controlled entity is an unlisted company with limited liability established and operating in the PRC.

Particulars of jointly controlled entities at December 31, 2003 are set out as follows:

                                   ATTRIBUTABLE
                          PAID-UP  EQUITY INTEREST (%)
                          CAPITAL
 COMPANY NAME              RMB     2003        2002     PRINCIPAL ACTIVITIES
---------------------  ----------  ---------------------  ------------------------------------------
  BASF                   150,000                  40      Manufacture of petrochemical products

There was no change in the interests held in BASF during 2002 and 2003.

A summary of the financial position and operating results of the jointly controlled entities is as follows:

                                    CERTAIN FINANCIAL INFORMATION OF
                                       JOINTLY CONTROLLED ENTITIES              GROUP'S SHARE
                             -------------------------------------   ------------------------------------
                                 2001          2002        2003          2001        2002          2003
                             ----------    ----------   ----------   ----------   ---------    ----------
                                    RMB           RMB          RMB          RMB         RMB           RMB

Non-current assets              964,174       103,446       89,506      593,997      41,378        35,802
Current assets                  363,054        51,458       63,021      225,626      20,583        25,209
Current liabilities             720,999        29,028       18,222      460,282      11,611         7,289
Non-current liabilities         128,036        15,731            -       76,842       6,292             -
Turnover                        913,717       613,439      148,694      565,449     370,319        59,478
Gross profit                    131,974        81,130       44,918       80,529      46,335        17,967
Other expense                   (66,839)      (94,388)     (20,758)     (39,934)    (54,006)       (8,303)
Income / (loss) before
   income taxes                  65,135       (13,258)      24,160       40,595      (7,671)        9,664
Income taxes                        (14)       (1,175)          -            (9)       (764)            -
Net income / (loss)              65,121       (14,433)      24,160       40,586      (8,435)        9,664
                             ==========    ==========   ==========   ==========   =========    ==========


Certain 2002 financial information presented above included the financial information of Jilian (Jilin) Petrochemicals Limited ("Jilian"), which became a part of the Company in December 2002 (Note 25). Its financial information is therefore not shown as a jointly controlled entity of the Group in the 2003 financial information presented above.

18 INVESTMENT IN AN ASSOCIATED COMPANY


                                            AT DECEMBER 31,
                              ---------------------------------------

                                           2002                 2003
                              ------------------     ----------------
                                            RMB                  RMB
Share of net assets                      18,909                4,908
                              ==================     ================

The associated company is an unlisted company with limited liability established and operating in the PRC.

Particulars of the associated company are set out as follows:

                                     PAID-UP CAPITAL       ATTRIBUTABLE
 COMPANY NAME                             RMB            EQUITY INTEREST (%)   PRINCIPAL ACTIVITIES
----------------------------------   ---------------  ----------------------- ----------------------

 Jilin Lianli Industrial Co., Ltd.            42,214                   47         Wholesaling and
                                                                                  retailing of
                                                                                  petrochemical
                                                                                  products

There was no change in the interest held in the associated company during 2002 and 2003.

19 INTANGIBLE ASSETS

                              TECHNICAL            LAND USE
                              KNOW-HOW              RIGHTS           OTHERS              TOTAL
                            ------------          ----------         ---------         ---------
                                     RMB                 RMB               RMB               RMB

COST
At December 31, 2002             639,884              61,843            84,089           785,816
Additions                        274,324                --                --             274,324
                               ---------           ---------         ---------         ---------
At December 31, 2003             914,208              61,843            84,089         1,060,140
                               ---------           ---------         ---------         ---------
ACCUMULATED AMORTIZATION         295,900               9,814            31,250           336,964
At December 31, 2002
Charge for the year               90,858               1,465             9,319           101,642
                               ---------           ---------         ---------         ---------
At December 31, 2003             386,758              11,279            40,569           438,606
                               ---------           ---------         ---------         ---------
NET BOOK VALUE
At December 31, 2003             527,450              50,564            43,520           621,534
                               =========           =========         =========         =========
At December 31, 2002             343,984              52,029            52,839           448,852
                               =========           =========         =========         =========


20 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                    AT DECEMBER 31,
                                             ------------------------------
                                                     2002             2003
                                             -------------    -------------
                                                      RMB              RMB

Trade payables                                  1,226,079        1,766,473
Advances from customers                           251,377          457,114
Salaries and welfare payable                       95,411          158,468
Other payables and accrued liabilities            243,511          122,018
Amounts due to related parties
- PetroChina Group Companies                       58,086          957,305
- CNPC Group Companies                              1,527            3,764
- JCGC Group Companies                            310,257          140,565
- An associated company                                 -            8,629
                                             -------------    -------------
                                                2,186,248        3,614,336
                                             =============    =============

Amounts due to related parties are interest free, unsecured and with no fixed term of repayment.

21 DEBT

(A)      SHORT-TERM DEBT

                                                          AT DECEMBER 31,
                                                 ------------------------------
                                                      2002             2003
                                                 -------------    -------------
                                                           RMB              RMB

  Bank loans - unsecured (Note (i))                    178,600           49,600
             - secured                                 120,000              --
                                                 -------------    -------------
                                                       298,600           49,600
  Loans from a fellow subsidiary (Note (ii))         3,577,860        3,155,000
                                                 -------------    -------------
                                                     3,876,460        3,204,600
  Current portion of long-term debt                  1,660,225          897,399
                                                 -------------    -------------
                                                     5,536,685        4,101,999
                                                 =============    =============

(i)  At December 31, 2003, bank loans bear interest at the rate of 5.55% (2002:
     5.31% to 5.55%) per annum and are guaranteed by Jilin Merchandise Group, a third-party of the Group.

(ii) The outstanding loans are the drawn down part of the borrowing facilities provided by China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China, totaling Rmb 8 billion. The loans are unsecured and bear interest at the rate of 5.019% (2002: 4.776% to 5.019%) per annum. On February 6, 2004, CP Finance agreed to extend the borrowing facilities period to December 31, 2005.

(iii) The carrying amounts of short-term debt approximate their fair value.

(B) LONG-TERM DEBT

                                                                                              AT DECEMBER 31,
                                                                                       ------------------------------
                                    INTEREST RATE AND FINAL MATURITY                            2002            2003
                            --------------------------------------------------         -------------   --------------
                                                                                                 RMB             RMB
Renminbi-
denominated loans
---------------------------

Industrial and Commercial     Fixed interest rate of 6.03% per annum as of
  Bank of China               December 31, 2003, with maturities through 2004                27,150            9,500

CP Finance                    Majority variable interest rates ranging from
                              5.18% to 5.42% per annum as of December 31,
                              2003, with maturities through 2007                          2,932,700        1,636,900
US dollar -
denominated loans
---------------------------

Construction                  Bank of China Fixed interest rates ranging from
                              8.42% to 8.66% per annum as of December 31, 2003,
                              with
                              maturities through 2010                                       327,772          283,415

China                         Development Bank Fixed interest rate of 5.50% as
                              of December 31, 2003, and floating interest rate
                              set by government in the following years, with
                              maturities through 2012                                       924,045          856,705

JCGC                          Group Companies Fixed interest rates ranging from
                              6.55% to 7.86% per annum as of December 31, 2003,
                              with maturities through 2008                                  835,672          183,627

Bank of China                 Interest free as of December 31, 2003, with
                              maturities through 2029                                        89,471           77,052
Japanese Yen -
denominated loans
---------------------------

JCGC                          Group Companies Fixed interest rates ranging from
                              4.10% to 5.30% per annum as of December 31, 2003,
                              with maturities through 2008                                  248,010          205,607


                                                                                        AT DECEMBER 31,
                                                                                 ------------------------------
                                    INTEREST RATE AND FINAL MATURITY                  2002             2003
                            --------------------------------------------------   -------------   --------------
                                                                                           RMB              RMB
Euro -
denominated loans
---------------------------
JCGC Group Companies        Fixed interest rate of  8.30% per annum as of
                              December 31, 2003, with maturities through 2006          102,210           52,491
                                                                                 -------------   --------------
Total long-term debt                                                                 5,487,030        3,305,297
Less: Current portion of
       long-term debt                                                               (1,660,225)        (897,399)
                                                                                 -------------   --------------

                                                                                     3,826,805        2,407,898
                                                                                 =============   ==============

  At December 31, 2003, all long-term debt are unsecured (2002: Same).

  At December 31, 2003, long-term debt of Rmb 441,725 (2002: Rmb 1,185,892) from JCGC Group Companies were borrowed from certain banks through JCGC Group Companies.

  The periods in which the short-term and long-term debt reprices and the exposure of the debt of the Group to interest rate changes are as follows:

                                                   AT DECEMBER 31,
                                         ------------------------------
                                              2002             2003
                                         -------------   --------------
                                                   RMB             RMB

6 months or less                            1,395,802          112,500
6 - 12 months                               5,978,254        4,989,499
1 - 5 years                                 1,393,548          926,350
Over 5 years                                  595,886          481,548
                                         -------------   --------------
                                            9,363,490        6,509,897
                                         =============   ==============

                                                    AT DECEMBER 31,
                                             ------------------------------

                                                      2002             2003
                                             -------------   --------------
                                                       RMB              RMB

Total debt:
- at fixed rates                                 6,258,703       4,872,997
- at variable rates                              3,104,787       1,636,900
                                             -------------   --------------
                                                 9,363,490       6,509,897
                                             =============   ==============

The weighted average effective interest rates at the balance sheet date are as follows:

Weighted average effective interest rates:
- bank loans                                        6.26%           5.85%
- loans from related parties                        5.43%           5.18%

The carrying amounts and fair values of long-term debt are as follows:

                                        CARRYING VALUES                  FAIR VALUES
                                   ---------------------------   ----------------------------
                                        AT DECEMBER 31,                AT DECEMBER 31,
                                   ---------------------------   ----------------------------
                                         2002            2003            2002            2003
                                   -----------    ------------   ------------    ------------
                                          RMB             RMB             RMB             RMB

Bank loans                          1,368,438       1,226,672      1,325,750       1,191,836
Loans from related parties          4,118,592       2,078,625      4,171,319       2,121,108
                                   -----------    ------------   ------------    ------------
                                    5,487,030       3,305,297      5,497,069       3,312,944
                                   ===========    ============   ============    ============

The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet date. Such discount rates ranged from 1.11% to 6.99% as of December 31, 2003 depending on the type of the debt. The carrying amounts of short-term debt approximate their fair value.

Maturities of long-term debt at the balance sheet date are as follows:

                                                  AT DECEMBER 31,
                                         ----------------------------------
                                                  2002               2003
                                         ---------------   ----------------
                                                   RMB                RMB
Bank loans
- within one year                              196,430            149,032
- between one to two years                     156,866            181,532
- between two to three years                   159,949            160,530
- between three to four years                  159,949            127,015
- between four to five years                   126,411            127,015
- after five years                             568,833            481,548
                                         ---------------   ----------------
                                             1,368,438          1,226,672
                                         ===============   ================

                                                  AT DECEMBER 31,
                                         ----------------------------------
                                                  2002               2003
                                         ---------------   ----------------
                                                   RMB                RMB
Loans from related parties
- within one year                            1,463,795            748,367
- between one to two years                   1,058,895            121,468
- between two to three years                   225,532            116,468
- between three to four years                  223,528          1,063,764
- between four to five years                 1,119,788             28,558
- after five years                              27,054                  -
                                         ---------------   ----------------
                                             4,118,592          2,078,625
                                         ===============   ================

22 DEFERRED INCOME TAX

Deferred income tax is calculated in full on temporary differences under the liability method using a principal tax rate of 33% for the three years ended December 31, 2003.

Deferred tax balances are attributable to the following items:

                                                        AT DECEMBER         INCOME           AT DECEMBER
                                                         31, 2002         STATEMENT            31, 2003
                                                    ----------------   --------------    -----------------
                                                                 RMB              RMB                  RMB
 Deferred tax liabilities:
 Non-current:
    Revaluation of fixed assets                                3,745             (479)               3,266
    Exchange gain in respect of loans borrowed for
    fixed assets                                              23,130           (2,413)              20,717
    Deferred tax effect on housing subsidy cost               17,438           (3,075)              14,363
                                                     ----------------   --------------    -----------------
 Total deferred tax liabilities                               44,313           (5,967)              38,346
                                                     ----------------   --------------    -----------------
 Deferred tax assets:
 Non-current:
    Unrecognized tax losses                                   44,313           (5,967)              38,346
                                                     ----------------   --------------    -----------------
 Total deferred tax assets                                    44,313           (5,967)              38,346
                                                     ----------------   --------------    -----------------
 Net deferred tax balance                                          -                -                    -
                                                     ================   ==============    =================

The deferred tax assets were arising from tax losses available to be offset against future taxable income.

Deferred income tax assets for tax losses carried forward and deductible temporary differences (mainly impairment provisions for receivables, inventories and write-down of carrying value of property, plant and equipment) are recognized to the extent that realization of the related tax benefit through future taxable income is probable. The Group has estimated unrecognized tax losses and deductible temporary differences of Rmb 1,789,091 (2002: Rmb 2,109,199) and Rmb 1,428,560 (2002: Rmb 1,513,987), respectively, to carry forward against future taxable income. In accordance with PRC tax law, tax loss can be carried forward against future taxable income for a period of five years, accordingly the Group's tax losses will expire between 2005 and 2007.

The deferred tax balances shown above include the following:

                                                                          2002               2003
                                                                  ----------------     --------------
                                                                              RMB                RMB
Deferred tax assets to be recovered after more than 12 months              38,347             32,379
Deferred tax liabilities to be settled after more than 12 months           38,347             32,379


23 SHARE CAPITAL

                                                                        AT DECEMBER 31,
                                                              --------------------------------
                                                                    2002            2003
                                                              ---------------   --------------
                                                                         RMB               RMB
Registered, issued and fully paid:

2,396,300,000 state-owned shares of RMB 1.00 each                  2,396,300         2,396,300
200,000,000 A shares of RMB 1.00 each                                200,000           200,000
964,778,000 H shares and ADSs of RMB 1.00 each                       964,778           964,778
                                                              ---------------   --------------
                                                                   3,561,078         3,561,078
                                                              ===============   ==============

The state-owned shares, H shares, A shares and ADS rank para passu in all respects.

Following the announcement of the Company's audited results for 2002, the Company's A shares (which are available only to the PRC nationals) were suspended from trading on the Shenzhen Stock Exchange (the "Exchange") of the PRC on April 30, 2003 pursuant to the relevant provisions of the China Securities Regulatory Commission and the Exchange, following the recording of losses, computed in accordance with the PRC accounting standards and regulations, for three consecutive years from 2000 to 2002. Following the announcement of the Company's audited profitable interim results, computed in accordance with the PRC accounting standards and regulations, for the six months ended June 30, 2003, the Company's A shares resumed trading on the Exchange on September 25, 2003.

24 RESERVES

                                                                                 STATUTORY    STATUTORY    DISCRETIONARY
                                                      CAPITAL     REVALUATION      COMMON       COMMON        COMMON
                                                      RESERVE       RESERVE     RESERVE FUND WELFARE FUND  RESERVE FUND    TOTAL
                                                     ----------    ----------    ----------   ----------   ----------    ---------
                                                          RMB            RMB          RMB         RMB          RMB          RMB
                                                                   (Note (a))      (Note (b)) (Note (c))
Balance at January 1, 2001                            2,341,594        12,320       154,954      140,997      400,291    3,050,156
Adjustment of land use rights at
January 1, 2001 (Note 2 (a))                           (950,480)         --            --           --           --       (950,480)
Transfer to retained earnings on realization of
  revaluation reserve                                      --            (973)         --           --           --           (973)
Transfer from retained earnings to
 reserves (Note (d))                                       --            --           4,823         --           --          4,823
                                                     ----------    ----------    ----------   ----------   ----------   ----------
Balance at December 31, 2001                          1,391,114        11,347       159,777      140,997      400,291    2,103,526
Transfer to retained earnings on realization of
  revaluation reserve                                      --          (2,100)         --           --           --         (2,100)
Transfer from retained earnings to
  reserves (Note (d))                                      --            --             378         --           --            378
                                                     ----------    ----------    ----------   ----------   ----------   ----------
Balance at December 31, 2002                          1,391,114         9,247       160,155      140,997      400,291    2,101,804
Transfer to accumulated losses on realization of
  revaluation reserve                                      --            (973)         --           --           --           (973)
                                                     ----------    ----------    ----------   ----------   ----------   ----------
Balance at December 31, 2003                          1,391,114         8,274       160,155      140,997      400,291    2,100,831
                                                     ==========    ==========    ==========   ==========   ==========   ==========

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

Since the Company had an accumulated loss for the years ended December 31, 2001, 2002 and 2003, no appropriation to the statutory common reserve fund was made in these three years.

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

Since the Company had an accumulated loss for the years ended December 31, 2001, 2002 and 2003, no appropriation to the statutory common welfare fund was made in these three years.

(c) Transfer to the discretionary common reserve fund is subject to approval by the shareholders at general meeting. Its usage is similar to that of the statutory common reserve fund.

No transfer to the discretionary common reserve fund has been proposed by the Board of Directors for the years ended December 31, 2001, 2002 and 2003.

(d) In 2002, the Company's subsidiaries, Jilin City Songmei Acetic Co., Ltd., a Sino-foreign co-operative joint venture, made an appropriation to the statutory common reserve fund of which RMB 378 (2001: RMB 4,607) was attributable to the Group. No such appropriation by the subsidiary was made in 2003.

In 2001, the Company's subsidiary, Jilin Winsway Chemical Industrial Store and Transportation Ltd., a Sino-foreign joint venture, made an appropriation to the statutory common reserve fund of which RMB 216 was attributable to the Group. No such appropriation by the subsidiary was made in 2002 and 2003.

(e) The Company's distributable reserve at December 31, 2003 under the PRC accounting regulations is nil (2002 and 2001: nil).

25 ACQUISITION

In December 2002, the Company acquired the remaining 35% equity interest in Jilian, a jointly controlled entity, for a cash consideration of RMB 135,000 and integrated its business into the Company's. Jilian was subsequently dissolved in 2002(Note 17). The acquisition of Jilian is accounted for using the purchase method. The identifiable assets and liabilities acquired were restated to fair values at the time of the successive share purchases. The acquired business did not contribute significant revenues and operating income to the Company for the year ended December 31, 2002.

Details of net assets acquired and goodwill are as follows:
                                                                          RMB

Cash and cash equivalents                                               7,914
Property, plant and equipment (Note 16)                               816,638
Intangible assets (Note 19)                                            52,599
Inventories                                                           157,260
Receivables                                                            53,351
Payables                                                             (397,576)
Debt                                                                 (304,471)
                                                               ---------------
Fair value of net assets                                              385,715
                                                               ===============

Equity interest acquired                                                 35%
                                                               ===============

Total purchase consideration (which is equal to 35% of the
      fair value of net assets)                                      135,000

Less: Cash and cash equivalents of Jilian acquired                    (7,914)
      Cash outflow on acquisition during 2002                        (73,086)
                                                               ---------------
Cash outflow on acquisition during 2003                               54,000
                                                               ===============

26 FINANCIAL INSTRUMENTS

(A) FINANCIAL RISK FACTORS

The Group's operations expose it to various financial risks, including credit risk, foreign exchange risk and interest rate risk and liquidity risk. While the Group has not used derivative financial instruments for hedging or trading purposes, it focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance of the Group. The Group's senior management has written policies covering specific financial risks indicated above.

(i) Credit risk

     The carrying amounts of accounts receivable included in the consolidated balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk. Cash is placed with state-owned banks and financial institutions.

(ii) Foreign exchange risk

     The Group operates in the PRC and transactions are primarily denominated in Renminbi, the national currency. The Group is exposed to foreign exchange risk arising from various currency exposures with respect to debt denominated in foreign currencies (Note 21).

(iii) Interest rate risk

     The Group has no significant interest-bearing assets, as such its income and operating cash flows are substantially independent of changes in market interest rates. The Group sometimes borrows at variable rates and these represent the Group's maximum exposure to interest rate risk in relation to its financial liabilities.

(iv)     Liquidity risk

     The Group depends upon cash flows from operations, loans from banks and related parties, and equity financing to satisfy its liquidity and capital needs. Management reviews the Group's working capital and liquidity position on a regular basis to ensure it has sufficient resources to meet its working capital needs and to continue its operations for the foreseeable future. In addition, management also aims at maintaining flexibility in funding by keeping committed credit lines available. The Company expects to receive continuing support from CNPC for its working capital requirements in the foreseeable future. In this regard, CP Finance, a subsidiary of CNPC, has agreed to extend the period of borrowing facilities, totaling Rmb 8 billion, available to the Company to December 31, 2005 (Note 21 (a)).

(B)  FAIR VALUES

The carrying amounts of the following financial assets and financial liabilities, net of impairment provisions, approximate their fair values: cash, trade receivables and payables, other receivables and payables and short-term debt. The value of long-term debt is disclosed in Note 21.

27 CAPITAL COMMITMENTS

                                                  AT DECEMBER 31,
                                           ------------------------------
                                               2002              2003
                                           -------------    -------------
                                                   RMB               RMB
Contracted but not provided for
  in respect of plant and equipment              94,256             8,680
                                           ============     =============

28 MAJOR CUSTOMERS

The Group's major customers are as follows:

                                                          YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------
                                          2001                      2002                      2003
                                 -----------------------   -----------------------   -----------------------
                                                   % TO                      % TO                      % TO
                                                  TOTAL                     TOTAL                     TOTAL
                                   REVENUE      REVENUE      REVENUE      REVENUE      REVENUE      REVENUE
                                 ----------    ---------   ----------    ---------   ----------    ---------
                                       RMB            %          RMB            %          RMB            %
PetroChina Group Companies       6,358,786           51    6,931,492           53    12,354,945          60
JCGC Group Companies               657,211            5      658,700            5      908,009            4
                                 ----------    ---------   ----------    ---------   ----------    ---------
                                 7,015,997           56    7,590,192           58    13,262,954          64
                                 ==========    =========   ==========    =========   ==========    =========

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

                                                                       YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------
                                                NOTES              2001              2002            2003
                                                        ----------------    --------------   --------------
                                                                    RMB               RMB             RMB

PETROCHINA GROUP COMPANIES

Purchase of crude oil                            (a)          6,738,177         5,883,507       8,067,989
Purchase of materials                            (a)            751,840           694,206       1,266,922
Sale of gasoline                                 (b)          1,820,000         1,759,816       2,656,296
Sale of diesel oil                               (b)          2,543,500         2,981,184       5,615,331
Sale of petrochemical goods                      (b)          1,995,286         2,190,492       4,083,318
Operating lease rentals on property, plant
and equipment                                    (c)                  -                 -           2,463
Property safe and insurance fund                 (d)                  -            35,985          35,278

JCGC GROUP COMPANIES

Sale of goods                                    (e)            657,215           658,700         908,009
Sub-contracting fees                             (f)             24,353            23,880          16,694
Construction of property, plant and
   equipment                                     (g)            113,214           165,560          65,653
Purchase of materials and spare parts            (h)            148,957           269,780         290,002
Fees for welfare and support services            (i)            127,444           114,750         228,828
Purchase of property, plant and equipment        (j)                  -                 -         159,500
Operating lease rentals on land and buildings    (k)                  -             9,453          10,501

CNPC GROUP COMPANIES

Interest expense                                 (l)            388,251           373,665         305,319
Loans drawn                                      (m)          7,472,250         4,579,050       5,308,460
Purchase of materials and spare parts            (n)                  -            30,641          66,789



(a) Represents purchase of crude oil, naphtha, benzene, etc. on normal commercial terms at market prices.

(b) Represents sale of diesel oil, gasoline, ethylene, etc. on normal commercial terms at market prices.

(c) Represents rentals for operating lease on property, plant and equipment at market prices.

(d) The Group participates in the property safe and insurance fund plan established and organized by PetroChina under which it is required to make annual contribution to the plan at 0.4% of the average cost of fixed assets and inventory. The fund is mainly used to compensate for the accidental property loss.

(e) Represents sale of refinery products, chemical products, etc. on normal commercial terms at market prices.

(f) Represents processing fee for semi-finished products on normal commercial terms at market prices.

(g) Represents construction fee of property, plant and equipment of the Group at regulated prices, market prices or cost as provided in the service agreement between the Group and JCGC Group Companies.

(h) Represents purchase of spare parts, low value consumables etc. on normal commercial terms at market prices.

(i) Fees for welfare and support services are based on state regulated prices, market prices or cost as provided in the service agreement between the Group and JCGC Group Companies.

(j) In December 2003, the Company purchased certain property, plant and equipment from JCGC for a consideration of Rmb 159,500 based on a revaluation conducted by a professional valuer. The consideration was settled by offsetting against the Company's accounts receivable due from JCGC of Rmb 159,500.

(k) Represents rentals for operating lease on land and building at market prices.

(l) Represents interest expense for borrowings from CP Finance.

(m) Represents borrowings from CP Finance.

(n) Represents purchase of materials and spare parts on normal commercial terms at market prices.

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

 (iii)The chemical fertilizers and inorganic chemicals segment principally produces ammonium nitrate, urea, ammonium chloride, sulphuric acid and slag.

 (iv) The synthetic rubber products segment primarily produces styrene-butadiene-rubber.

In addition to these four major business segments, the other products and services segment includes utilities, maintenance and other related services.

The accounting policies of the operating segments are the same as those described in Note 2 - "Summary of principal accounting policies".

Operating segment information for the years ended December 31, 2001, 2002 and 2003 is presented below.

                                                                    CHEMICAL
                                                 PETROCHEMICAL  FERTILIZERS AND                   OTHER
                                    PETROLEUM     AND ORGANIC      INORGANIC   SYNTHETIC RUBBER  PRODUCTS
YEAR ENDED DECEMBER 31, 2001         PRODUCTS   CHEMICAL PRODUCTS  CHEMICALS      PRODUCTS     AND SERVICES      TOTAL
----------------------------       -----------    -----------    -----------    -----------    -----------    -----------
                                           RMB            RMB            RMB            RMB            RMB            RMB
PROFIT AND LOSS
Sales (including intersegment)       6,141,415      6,894,381        107,090        781,690      2,184,195     16,108,771
Less: Intersegment sales              (933,462)    (1,507,901)          --             --       (1,148,876)    (3,590,239)
                                   -----------    -----------    -----------    -----------    -----------    -----------
Total sales to external
  customers                          5,207,953      5,386,480        107,090        781,690      1,035,319     12,518,532
                                   ===========    ===========    ===========    ===========    ===========    ===========
Segment results                       (361,866)      (719,848)      (124,881)       (21,722)       (80,163)    (1,308,480)
Finance costs - net                   (545,990)
Share of income of jointly
  controlled entities                     --           40,595           --             --             --           40,595
Share of loss of an
  associated company                      --             --             --             --           (1,259)        (1,259)
                                                                                                              -----------
Loss before income taxes                                                                                       (1,815,134)
Income taxes                                                                                                         (821)
Minority interests                                                                                                 (1,414)
                                                                                                              -----------
Net loss                                                                                                       (1,817,369)
                                                                                                              ===========

Depreciation and amortization          297,174        423,829          3,907        164,451         77,434        966,795

ASSETS AND LIABILITIES
Segment assets                       4,718,135      7,868,959      1,042,317      1,085,824      3,014,834     17,730,069
Interests in jointly
  controlled entities                     --          282,499           --             --             --          282,499
Investment in an
  associated company                      --             --             --             --           18,784         18,784
                                                                                                              -----------
Total assets                         2,969,199      7,936,381      1,290,935        283,364      1,349,959     13,829,838
                                                                                                              ===========

Segment liabilities                    156,502        744,500        141,557         29,680         81,738      1,153,977
Debt                                                                                                            9,527,048
                                                                                                              -----------
Total liabilities                                                                                              10,681,025
                                                                                                              ===========

Segment capital expenditure on
  property, plant and equipment
  and on intangible assets              27,931        185,989        582,576          8,878         61,484        866,858


                                                                    CHEMICAL
                                                 PETROCHEMICAL  FERTILIZERS AND                   OTHER
                                    PETROLEUM     AND ORGANIC      INORGANIC   SYNTHETIC RUBBER  PRODUCTS
YEAR ENDED DECEMBER 31, 2002         PRODUCTS   CHEMICAL PRODUCTS  CHEMICALS      PRODUCTS     AND SERVICES      TOTAL
----------------------------       -----------    -----------    -----------    -----------    -----------    -----------
                                           RMB            RMB            RMB            RMB            RMB            RMB

PROFIT AND LOSS
Sales (including intersegment)        7,971,951      6,180,161        123,325        782,559     1,559,678     16,617,674
Less: Intersegment sales             (2,805,763)      (430,086)          --             --        (243,438)    (3,479,287)
                                    -----------    -----------    -----------    -----------   -----------    -----------
Total sales to external
  customers                           5,166,188      5,750,075        123,325        782,559     1,316,240     13,138,387
                                    ===========    ===========    ===========    ===========   ===========    ===========

Segment results                        (210,741)      (156,705)      (153,268)       119,724      (105,046)      (506,036)
Finance costs - net                    (514,056)
Share of loss of jointly
  controlled entities                      --           (7,671)          --             --            --           (7,671)
Share of income of an
  associated company                       --             --             --             --             125            125
                                                                                                              -----------
Loss before income taxes                                                                                       (1,027,638)
Income taxes                                                                                                       (1,116)
Minority interests                                                                                                  5,655
                                                                                                              -----------
Net loss                                                                                                       (1,023,099)
                                                                                                              ===========

Shut down of manufacturing assets       160,617         43,241         51,972           --          27,588        283,418
Writedown of carrying value of
  property, plant and equipment          60,749        203,651         26,412          5,797        27,235        323,844
Depreciation and amortization           438,367        481,247         16,853         55,867       116,188      1,108,522
Impairment charge of current
  assets (receivables and
  inventories)                          191,469
ASSETS AND LIABILITIES
Segment assets                        2,652,543      8,160,438      1,057,622        616,960     1,114,611     13,602,174
Interests in jointly controlled
  entities                                 --           44,058           --             --            --           44,058
Investment in an associated
  company                                  --             --             --             --          18,909         18,909
                                                                                                              -----------
Total assets                          2,652,543      8,204,496      1,057,622        616,960     1,133,520     13,665,141
                                                                                                              ===========

Segment liabilities                     303,790      1,445,169        274,780         57,613       104,896      2,186,248
Debt                                                                                                            9,363,490
                                                                                                              -----------
Total liabilities                                                                                              11,549,738
                                                                                                              ===========
Segment capital expenditure on
  property, plant and equipment
  and on intangible assets               35,146        234,033        733,064         11,171        77,366      1,090,780

                                                                    CHEMICAL
                                                 PETROCHEMICAL  FERTILIZERS AND                   OTHER
                                    PETROLEUM     AND ORGANIC      INORGANIC   SYNTHETIC RUBBER  PRODUCTS
YEAR ENDED DECEMBER 31, 2003         PRODUCTS   CHEMICAL PRODUCTS  CHEMICALS      PRODUCTS     AND SERVICES      TOTAL
----------------------------       -----------    -----------    -----------    -----------    -----------    -----------
                                        RMB            RMB            RMB            RMB            RMB            RMB

PROFIT AND LOSS
Sales (including intersegment)      12,906,594      8,595,891        164,861      1,133,031     2,560,499     25,360,876
Less: Intersegment sales            (3,586,528)      (812,800)          --             --        (308,739)    (4,708,067)
                                   -----------    -----------    -----------    -----------   -----------    -----------
Total sales to external
  customers                          9,320,066      7,783,091        164,861      1,133,031     2,251,760     20,652,809
                                   ===========    ===========    ===========    ===========   ===========    ===========

Segment results                         37,344        721,791       (121,754)       356,048       (98,111)       895,318
Finance costs - net                   (464,858)
Share of profit of a jointly
  controlled entity                       --            9,664           --             --            --            9,664
Share of loss of an associated
  company                                 --             --             --             --         (14,001)       (14,001)
                                                                                                             -----------
Profit before taxation                                                                                           426,123
Taxation                                                                                                            (270)
Minority interests                                                                                                 1,756
                                                                                                             -----------
Net profit                                                                                                       427,609
                                                                                                             ===========

Depreciation and amortization          494,535        362,532          9,671         40,855       124,414      1,032,007
Impairment charge of current assets
  (receivables and inventories)                                                                                  113,569
ASSETS AND LIABILITIES
Segment assets                       2,503,467      7,700,372        848,240        755,820       799,060     12,606,959
Interests in jointly controlled
  entities                                --           53,722           --             --            --           53,722
Investment in an associated
  company                                 --             --             --             --           4,908          4,908
                                                                                                             -----------
Total assets                         2,503,467      7,754,094        848,240        755,820       803,968     12,665,589
                                                                                                             ===========

Segment liabilities                    501,931      2,387,753        454,000         95,190       175,462      3,614,336
Debt                                                                                                           6,509,897
                                                                                                             -----------
Total liabilities                                                                                             10,124,233
                                                                                                             ===========

Segment capital expenditure on
  property, plant and equipment
  and on intangible assets              35,042        179,145        179,071         75,241        18,355        486,854


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

Effect on net profit/(loss) of significant differences between IFRS and US GAAP is as follows:



                                                                 YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------
                                                       2001          2002          2003         2003
                                                   ----------    ----------    ----------    ----------
                                                        RMB             RMB          RMB            US$
                                                   ----------    ----------    ----------    ----------
 Net (loss)/profit under IFRS                      (1,817,369)   (1,023,099)      427,609        51,664

 US GAAP adjustments:
 - Depreciation charge on fixed asset
     revaluation surplus on Restructuring and at
     February 28, 1995                          (a)    17,401         3,593        11,223         1,356
 - Reduction in loss on write-off of fixed
     assets                                     (a)        --         2,526          --            --
 - (Impairment of fixed assets) / reversal of
     writedown in carrying amount (net of
     minority interests) of fixed assets        (a)        --       322,240       (42,700)       (5,159)
 - Depreciation charge on writedown in carrying
     amount (net of minority interests) of fixed
     assets, net of impairment                  (a)        --            --       (27,954)       (3,377)
 - Depreciation charge on foreign currency
     translation difference on interest
     components capitalized in fixed assets     (b)     1,531         1,531         1,531           185
 - Depreciation charge on fixed asset
     revaluation surplus of a jointly controlled
     entity                                     (c)     7,630         7,630          --            --
 - Tax adjustment                               (d)  (362,236)         --            --            --
                                                   ----------    ----------    ----------    ----------
 Net (loss)/profit under US GAAP                   (2,160,673)     (685,579)      369,709        44,669
                                                   ==========    ==========    ==========    ==========
 Basic and diluted net (loss)/profit per share
     under US GAAP                                 Rmb  (0.61)    Rmb (0.19)     Rmb 0.10      US$ 0.01
                                                   ==========    ==========    ==========    ==========

Effect on shareholders' equity of significant differences between IFRS and US GAAP is as follows:

                                                                                  AT DECEMBER 31,
                                                                    ---------------------------------------------
                                                                            2002            2003            2003
                                                                    -------------    ------------    ------------
                                                                             RMB            RMB              US$
Shareholders' equity under IFRS                                       2,082,947        2,510,556         303,328

US GAAP adjustments:
- Fixed asset revaluation on Restructuring and at February
     28, 1995                                                    (a)   (744,007)        (744,007)        (89,892)
- Deferred tax asset on fixed asset revaluation surplus on
     Restructuring                                               (a)    235,941          235,941          28,507
- Depreciation charge on fixed assets due to revaluation on
     Restructuring and at February 28, 1995                      (a)    591,426          665,461          80,402
- Reversal of deferred tax liability on fixed asset
     revaluation surplus at February 28, 1995                    (a)      9,580            9,580           1,157
- Reduction in loss on write-off of fixed assets                 (a)     11,532           11,532           1,393
- Reversal of writedown in carrying amount (net of minority
     interests) of fixed assets, net of impairment of fixed (a)
     assets                                                             322,240          279,540          33,774

- Depreciation charge on writedown in carrying amount (net of
     minority interests) of fixed assets, net of impairment      (a)          -          (27,954)         (3,377)
- Foreign currency translation difference on interest
     components capitalized in fixed assets                      (b)    (30,616)         (30,616)         (3,699)
- Depreciation charge on foreign currency translation
     difference on interest components capitalized in fixed
     assets                                                      (b)      9,186           10,717           1,295
- Gain on transfer of fixed assets to Jilian                     (c)    (65,320)         (65,320)         (7,892)
- Depreciation charge on fixed asset revaluation surplus of
     Jilian                                                      (c)     62,812                -               -
- Tax adjustment                                                 (d)   (245,521)        (245,521)        (29,664)
                                                                    -------------    ------------    ------------
Shareholders' equity under US GAAP                                    2,240,200        2,609,909         315,332
                                                                    =============    ============    ============

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

Changes in shareholders' equity under US GAAP for each of the year ended December 31, 2002 and 2003 are as follows:

SHAREHOLDERS' EQUITY

                                            YEAR ENDED DECEMBER 31,
                                       --------------------------------
                                             2002             2003
                                       --------------   --------------
                                                  RMB              RMB

Balances at beginning of year               2,925,779       2,240,200
Net (loss)/ profit for the year              (685,579)        369,709
                                       --------------   -------------
Balance at end of year                      2,240,200       2,609,909
                                       ==============   =============

A summary of the principal differences and additional disclosures applicable to the Group is set out below:

(a) Revaluation of fixed assets

On September 30, 1994, the fixed assets transferred to the Company by Jilin Chemical Industrial Corporation as part of the Restructuring were appraised, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC. The revaluation of the fixed assets transferred resulted in Rmb 714,974 in excess of the prior carrying value and was recorded in share capital and capital reserve and not as a revaluation reserve. The depreciation charge on the revaluation surplus for year ended December 31, 2003 was Rmb 9,771 (2002: Rmb 2,141; 2001: Rmb 8,319), including the depreciation charge of Rmb 7,630 on the revaluation surplus of Jilian (previously a jointly controlled entity of the Company) reclassified since 2003 as a result of the Company's acquisition of the remaining 35% equity interest in Jilian in December 2002. For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charge is reversed. A deferred tax asset of Rmb 235,941 (2002: Rmb 235,941; 2001: Rmb 235,941) relating to the reversal of the revaluation effect was established, together with a corresponding increase in shareholders' equity.

On February 28, 1995, the Group's fixed assets were further revalued by a firm of independent valuers registered in Hong Kong to satisfy the Hong Kong Stock Exchange listing requirements. This revaluation, which resulted in an additional revaluation surplus of Rmb 29,033, was not recognized by the PRC authorities and was therefore not recorded in the statutory accounting books. A deferred tax liability of Rmb 9,580 was created under IFRS with a corresponding decrease in revaluation surplus. The depreciation charge on the revaluation surplus for year ended December 31, 2003 was Rmb 1,452 (2002: Rmb 1,452; 2001: Rmb 1,452). For
purposes of reconciling to the US GAAP financial data, the revaluation surplus, the related depreciation charge and the tax effect are reversed.

In prior years, certain fixed assets with a net book value of Rmb 283,418 (Rmb 2,526 related to revaluation surplus recorded in share capital and capital reserve) were written off as a charge to the consolidated income statement in connection with the shut down of manufacturing assets. For purposes of reconciling to the US GAAP financial data, the effect of the revaluation relating to the write-off of fixed assets is reversed.

As at December 31, 2002, the directors of the Company compared the carrying amount of the Group's property, plant and equipment to their estimate of its fair value, and on the basis of this review, made an adjustment to reduce the carrying amount by Rmb 323,844. Under IFRS, the adjustment arising from the comparison, net of minority interests of Rmb 1,604, amounting to Rmb 322,240 was charged to the income statement. For purposes of reconciling to the US GAAP financial data, the write-down adjustment is reversed since the related undiscounted cash flows adequately recover the carrying value of these assets despite a decrease in fair value. The related depreciation of these write-down fixed assets for the year ended December 31, 2003 was Rmb 27,954 (2002: Nil). As at December 31, 2003, the discounted cash flows of certain fixed assets among the above write-down fixed assets were lower than their carrying value by Rmb 42,700 and was charged to the income statement for the reconciliation to US GAAP.

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

(c) Fixed assets transferred to Jilian

During the period ended December 31, 1994, certain fixed assets of the Company were appraised and transferred to Jilian, which was 65% owned and jointly controlled by the Company prior to December 2002 when the Company acquired the 35% minority interest. At the time of the 1994 transfer, the Company retained 65% of revaluation surplus arising from the appraisal of these assets which amounted to Rmb 121,309 within the revaluation reserve and recognized a gain of Rmb 65,320, representing 35% of revaluation surplus, from the transfer to the other joint venture partner of a 35% interest in the fixed assets. The depreciation charge on the revaluation surplus related to these assets for the year ended December 31, 2003 was Rmb 7,630 (2002: Rmb 7,630; 2001: Rmb 7,630).
For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charge and the gain on the transfer is reversed. In addition, as the Company acquired the remaining 35% equity interest in Jilian in December 2002, Jilian has become a branch of the Company. Therefore, since 2003, the reversed depreciation charge on the revaluation surplus for Jilian's fixed assets has been included in the Company's depreciation charge on fixed assets due to revaluation on Restructuring and at February 28, 1995 for the reconciliation to US GAAP.

(d) Tax adjustment

As there is uncertainty as to whether the deferred tax asset established in (a) above can be fully realized, a valuation allowance for the deferred tax asset is made.

(e) Additional US GAAP information - recent accounting pronouncements

 Issued in January 2003 and revised in December 2003, FIN 46-R, "Consolidation of Variable Interest Entities", provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The Interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It is effective no later than the end of the first reporting period ending after March 15, 2004 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Group does not believe the adoption of the provisions of FIN 46-R will have a material effect on its consolidated financial statements.


32 PRINCIPAL SUBSIDIARIES

                              Paid-up                           Attributable
                              capital      Type of legal        equity interest
  Company name                RMB          entity                     %           Principal activities
 --------------------------   ----------  ------------------   --------------   -------------------------
  Jilin Jihua Jianxiu          45,200     Limited liability          99          Machinery repair and
   Company Limited                         company                                  installation

  Jilin Xinhua                 25,668     Limited liability          75          Manufacture and sale of
   Nitrochloro-benezene                    company                                  nitrochloro-benzene
   Company Limited

  Jilin Winsway Chemical      51,454      Sino-foreign               70          Provision of
   Industrial Store and                    equity joint                             transportation
   Transport Limited                       venture                                  services for
                                                                                    chemical materials
                                                                                    and products

  Jilin City Songmei          72,000      Sino-foreign               66          Manufacture of acetic
   Acetic Co., Ltd.                        co-operative                             acid
                                           joint venture

  Jilin Jihua Jinxiang         2,000      Limited liability          94          Inspection, research
   Pressure Vessel                         company                                  and consultation of
   Inspection Co., Ltd.                                                             pressure vessels


Except for Jinxiang, which was established by Jianxiu and Jilin Lianli Industrial Co., Ltd. ("Lianli"), an associated company of the Company, on March 6, 2003, there were no changes in the interests held in other subsidiaries in 2002 and 2003.

33 ULTIMATE HOLDING COMPANY

   The directors regard CNPC, a state-owned enterprise established in the PRC, as being the ultimate holding company.

34 APPROVAL OF FINANCIAL STATEMENTS

   The financial statements were approved by the board of directors on April 20, 2004 and will be submitted to the shareholders for approval at the annual general meeting to be held June 16, 2004.

ITEM 19.   EXHIBITS
-------------------


12.1     Certification of General Manager Required by Rule 13a-14(a)

12.2     Certification of Deputy Chief Financial Officer Required by
         Rule 13a-14(a)

13.1     Certification of General Manager Required by Rule 13a-14(b) and
         Section 1350 of Chapter 63 of Title 18 of the
         United States Code

13.2 Certification of Deputy Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

                                   SIGNATURES
                                   ----------


         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                               JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED


                               By:    \S\ SHI JIANXUN
                                      --------------------------------
                               Name:  Shi Jianxun
                               Title: General Manager



Dated:  June 16, 2004