Form 20-F
period 2004-12-31
JILIN CHEMICAL INDUSTRIAL CO LTD
filed 2005-05-19
CIK 944476

SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC. 20549

      -------------------------------------------------------------------

                                    FORM 20-F


    [  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                                       OR

    [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
        ACT OF 1934 For the fiscal year ended DECEMBER 31, 2004

                                       OR

    [  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

        For the transition period from _______________ to _______________


                         Commission file number 1-13750


                                GRAPHIC OMITTED



             (Exact name of Registrant as specified in its charter)

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
                 (Translation of Registrant's name into English)

                         THE PEOPLE'S REPUBLIC OF CHINA
                 (Jurisdiction of incorporation or organization)

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


                                      NONE
-------------------------------------------------------------------
                                (Title of Class)


            Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.


                                      NONE
-------------------------------------------------------------------
                               (Title of Classes)


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

Yes X             No
    -                --

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17           Item 18 X
        --                -

                                TABLE OF CONTENTS


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS......................3
    PART I.....................................................................5
       Item 1.   Identity of Directors, Senior Management and Advisers.........5
       Item 2.   Offer Statistics and Expected Timetable.......................5
       Item 3.   Key Information...............................................5
       Item 4.   Information on the Company...................................14
       Item 5.   Operating and Financial Review and Prospects.................37
       Item 6.   Directors, Senior Management and Employees...................48
       Item 7.   Major Shareholders and Related Party Transactions............54
       Item 8.   Financial Information........................................59
       Item 9.   The Offer and Listing........................................60
       Item 10.  Additional Information.......................................62
       Item 11.  Quantitative and Qualitative Disclosures about Market Risk...75
       Item 12.  Description of Securities Other than Equity Securities.......76
    PART II ..................................................................76
       Item 13.  Defaults, Dividend Arrearages and Delinquencies..............76
       Item 14.  Material Modifications to the Rights of Security Holders
                   and Use of Proceeds.79
       Item 15.  Controls and Procedures......................................76
       Item 16A  Audit Committee Financial Expert.............................77
       Item 16B  Code of Ethics...............................................77
       Item 16C  Principal Accountant Fees and Services.......................77
       Item 16D  Exemptions from the Listing Standards for
                    Audit Committees..........................................78
       Item 16E  Purchases of Equity Securities by the Issuer and
                    Affiliated Purchasers.....................................78
    PART III .................................................................79
       Item 17.  Financial Statements.........................................79
       Item 18.  Financial Statements.........................................79
       Item 19.  Exhibits.....................................................79

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this annual report which does not relate to historical financial information may be deemed to constitute forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Reform Act of 1995. You can identify these forward-looking statement by terminology such as "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe," "intends to" or similar expressions. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Factors that could cause our actual results in the future to differ materially from any opinions or statements expressed with respect to future periods include, but are not limited to, crude oil allocation and pricing, increased foreign competition, effects of PRC macroeconomic policy and the PRC transport system. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.


EXCHANGE RATES

Unless otherwise specified, references in this annual report to "US dollars" or "US$" are to United States dollars, references to "HK dollars" or "HK$" are to Hong Kong dollars and references to "Renminbi" or "RMB" are to Renminbi yuan, which is the legal currency of the PRC.

Translation of amounts from Renminbi to US dollars for the convenience of the reader have been made in this annual report, except as otherwise noted, at the exchange rate published daily by the People's Bank of China, or the PBOC Rate, on December 31, 2004 of US$1 = RMB 8.2765. No representation is made that the Renminbi amounts could have been or could be converted into US dollars at that rate or at any other rate.


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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

The following financial data as of December 31, 2003 and 2004 and for each of the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this annual report. The financial data as of December 31, 2000, 2001 and 2002 and for each of the years ended December 31, 2000 and 2001 are derived from our historical consolidated financial statements not included in this annual report. You should read the selected financial data set forth below in conjunction with our Consolidated Financial Statements and the corresponding notes thereto and ITEM 5. OPERATING AND FINANCIAL REVIEW AND Prospects. Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), which differ from accounting principles generally accepted in the United States of America ("US GAAP"). For a discussion of the significant differences between IFRS and US GAAP, see ITEM 18. FINANCIAL STATEMENTS -- CONSOLIDATED FINANCIAL STATEMENTS -- NOTE 31.


                                                                 SUMMARY FINANCIAL INFORMATION
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF SHARES)

                                                2000          2001           2002           2003          2004           2004(a)
                                             --------------------------------------------------------------------------------------
                                               (RMB)          (RMB)          (RMB)          (RMB)         (RMB)           (US$)

STATEMENTS OF OPERATIONS DATA
Amounts in Accordance with IFRS:
   Net sales:                                13,396,247     12,518,532     13,138,387     20,652,809     31,857,423      3,849,142
    Petroleum products                        5,410,401      5,207,953      5,166,188      9,320,066     13,377,835      1,616,363
    Petrochemical and organic
      chemical products                       5,830,795      5,386,480      5,750,075      7,783,091     12,768,259      1,542,713
    Synthetic rubber                            878,455        781,690        782,559      1,133,031      1,793,689        216,720
    Chemical fertilizers and inorganic
      chemical products                         458,212        107,090        123,325        164,861        664,246         80,257
    Other                                       818,384      1,035,319      1,316,240      2,251,760      3,253,394        393,089
   Income/(loss) from operations               (334,593)    (1,308,480)      (506,036)       895,318      2,593,028        313,300
   Interest expenses                           (641,124)      (598,882)      (474,370)      (429,782)      (270,071)       (32,631)
   Net income/(loss)                           (835,990)    (1,817,369)    (1,023,099)       427,609      2,544,510        307,438
   Basic and diluted earnings/(loss)
     per share                                    (0.24)         (0.51)         (0.29)          0.12           0.71           0.09
Amounts in Accordance with US GAAP:(b)
   Net income/(loss)                           (782,117)    (2,160,673)      (685,579)       369,709      2,486,408        300,418
   Basic and diluted earnings/(losses)
     per share                                    (0.22)         (0.61)         (0.19)          0.10           0.70           0.08
CASH FLOW DATA
   Net cash provided  by/(used for)
     operating activities                      (545,537)     1,772,458      1,329,003      3,578,324      3,074,779        371,507
   Net cash used for investing activities    (1,396,895)      (867,158)      (863,352)      (722,137)      (567,842)       (68,609)
   Net cash provided  by/(used for)
     financing activities                     1,924,700     (1,097,347)      (469,763)    (2,853,493)    (2,527,807)      (305,419)
OTHER FINANCIAL DATA
   Depreciation and amortization                867,028        966,795      1,108,522      1,032,007      1,147,278        138,619
   Purchase of property, plant and
     equipment                               (1,396,985)      (866,858)      (791,725)      (675,078)      (642,091)       (77,580)
     Capital Stock                            3,561,078      3,561,078      3,561,078      3,561,078      3,561,078        430,264



                                                                      As of December 31,
                                                    2000            2001        2002         2003          2004         2004(a)
                                                 ----------------------------------------------------------------------------------
                                                    (RMB)          (RMB)        (RMB)        (RMB)         (RMB)         (US$)

BALANCE SHEET DATA

Amounts in Accordance with IFRS:
    Net working capital                            1,302,811   (2,061,875)   (5,256,695)   (5,660,445)   (4,301,022)    (519,666)
    Fixed assets                                  11,417,297   10,426,277    10,687,084     9,929,535     9,368,990    1,131,999
    Total assets                                  17,973,843   13,829,838    13,665,141    12,665,589    13,594,197    1,642,506
    Short term debt (including current             3,043,831    3,541,485     5,536,685     4,101,999     3,086,075      372,872
      portion of long-term debt)
    Long term debt (excluding current portion)     7,580,101    5,985,563     3,826,805     2,407,898       896,015      108,260
    Owner's/shareholders' equity                   5,873,895    3,106,046     2,082,947     2,510,556     5,055,066      610,773
Amounts in Accordance with US GAAP: (b)
    Fixed assets                                  10,336,870   10,407,165    10,995,294    10,170,684     9,519,956    1,150,239
    Owner's /shareholders' equity                  5,086,452    2,924,327     2,240,200     2,609,909     5,096,317      615,757


(a) Translated solely for convenience into US dollars based on the exchange rate prevailing on December 31, 2004 as quoted by the People's Bank of China of US$1 = RMB 8.2765.
(b)      Amounts for 2000 have been restated.


         DIVIDENDS

The following table sets forth certain information concerning the dividends paid by us since 2000:

          DIVIDEND PERIOD                        DIVIDEND AMOUNT (PER SHARE)
      JANUARY 1 - DECEMBER 31
                                              RMB                 US$ EQUIVALENT

                2000                      No dividends             No dividends
                2001                      No dividends             No dividends
                2002                      No dividends             No dividends
                2003                      No dividends             No dividends
                2004                      No dividends             No dividends

         EXCHANGE RATES

The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. See ITEM 10. ADDITIONAL INFORMATION.

The noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on May 16, 2005 was US$1.00 = RMB8.2765. In addition, the following table sets forth certain historical information concerning exchange rates between Renminbi and US dollars for the periods indicated:


                                                          NOON BUYING RATE
                                                     (EXPRESSED IN RMB PER US$)
               PERIOD                                       AVERAGE((1))

                2000...............................            8.2784
                2001...............................            8.2770
                2002..............................             8.2770
                2003...............................            8.2771
                2004...............................            8.2768

NOTES: (1) The average rate means the average of the exchange rates on the last day of each month during that period.

                                                         NOON BUYING RATE
                                                    (EXPRESSED IN RMB PER US$)
            PERIOD                                    HIGH             LOW
            ------                                    ----             ---
             November, 2004.....................     8.2765           8.2764
             December, 2004.....................     8.2767           8.2765
             January, 2005......................     8.2765           8.2765
             February, 2005.....................     8.2765           8.2765
             March, 2005........................     8.2765           8.2765
             April, 2005........................     8.2765           8.2765


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

Since July 1998, PetroChina has been responsible for allocating all of our crude oil from domestic sources. Our Parent has confirmed to us its intention to allocate to us sufficient amounts of crude oil and other cracking feedstock necessary to meet our needs for 2005.

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

Pursuant to PRC law, our domestic-listed shares were suspended from trading on the Shenzhen Stock Exchange on April 30, 2003 as a result of our reporting of three consecutive years of net losses from January 1, 2000 to December 31, 2002. Following our report of net profits for the period ended June 30, 2003, our domestic-listed shares resumed trading on September 25, 2003 on the Shenzhen Stock Exchange under the "special treatment" category provided under PRC law. Following the release of our financial results for the year ended December 31, 2003, which recorded net profits for the year, our domestic-listed share no longer face the risk of delistment unless we record another three years of consecutive losses. However, for the year 2004 our domestic-listed shares continued to trade under the "special treatment" category due to net asset value lower than share par value and faced trading suspension for any trading day if there is trading price volatility of 5% or more in that trading day. According to financial results for the year ended December 31, 2004, our net asset per share is higher than the par value of A shares.

Therefore, Shenzhen Stock Exchange cancelled its special treatment to our A shares on March 28, 2005. The trade name of our A shares was changed thereafter from "ST Jihua" into "Jilin Chemical", and the limit to daily fluctuation of share price also changed from 5% to 10%. In general, PRC law provides that companies listed on the Shenzhen Stock Exchange will face trading suspension if there is trading price volatility of 10% or more in that trading day. Although the suspension of trading of our domestic-listed shares will not directly affect the listing and trading of our foreign-invested share listed on the Hong Kong Stock Exchange, or the H Shares, and our American Depositary Shares listed on the New York Stock Exchange, or the ADSs, the trading prices for H Shares and ADSs may be directly affected due to lack of liquidity of our Domestic Shares.

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

Total investment in the Ethylene Project was approximately RMB 19.88 billion of which approximately US$889 million in foreign exchange was borrowed by us and Jilin Group between 1993 and 1997. As a result, both we and Jilin Group have significant indebtedness denominated in foreign currencies. Further to an agreement between us and Jilin Group effective September 30, 1998, Jilin Group assumed the foreign currency loans borrowed by us and agreed to make periodic loan repayments on our behalf and in turn, we agreed to pay Jilin Group the Renminbi equivalent of such repayments at an exchange rate determined as at September 30, 1998. We re-assumed these foreign currency loans effective January 1, 2000. As a result, we will have significant financial risks with respect to our ability to service and repay the foreign exchange indebtedness, given that almost all of our revenues at the present time are received in Renminbi. Fluctuation in the Renminbi exchange rate against the relevant borrowed currencies may result in significant foreign exchange gains or losses for us. As of December 31, 2004, the outstanding foreign exchanged indebtedness was RMB 1,063 million.

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

         THE OUTBREAK OF AN EPIDEMIC MAY AFFECT OUR BUSINESS.

The outbreak of Severe Acute Respiratory Syndrome, or SARS, in the PRC in early 2003 has had a negative impact on the PRC economy. The outbreak of avian influenza in certain east and southeast Asian countries in early 2004 had a tendency to spread to other countries. If there is an outbreak of SARS or avian influenza or other widespread health problem, the forecasted economic growth in the PRC may be negatively affected and our revenues, cost of revenues and results of operations would be negatively impacted. If the outbreak leads to quarantine of a significant number of our employees or closure of our facilities and other properties, our business would be seriously harmed. Although we will take necessary preventative measures in respect of our facilities and other properties, the development and spread of an epidemic is usually unpredictable and we will be unable to quantify the potential impact of any epidemic on our operations and financial performance. We have implemented preventative measures, including establishing a personal hygiene policy among our staff and increasing our premises' disinfecting program, and we will continue to carefully monitor the situation.

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

         WE ARE CONTROLLED BY OUR PARENT, WHOSE INTERESTS MAY DIFFER FROM THOSE OF OUR OTHER SHAREHOLDERS.

As of April 29, 2005, our Parent owned 67.29% of our issued share capital, and is our controlling shareholder. Our Articles of Association provide certain protection against the abuse of a controlling shareholder's powers by stipulating that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the minority shareholders with respect to certain enumerated matters of fundamental importance to shareholders. However, we cannot give any assurance that our Parent, as controlling shareholder, will always vote its shares in a way that benefits our minority shareholders.

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

We are one of the largest producers of basic chemicals and chemical raw materials, and one of the largest diversified chemical enterprises in the PRC. We are also one of the largest producers of ethylene in the PRC, accounting for approximately 10% of China's ethylene production in 2004. Our principal businesses consist of the production of petroleum products, petrochemical and organic chemical products, synthetic rubber, chemical fertilizers and inorganic chemical products, and other chemical products. We are the PRC's leading producer of certain synthetic rubber products and certain petrochemical and organic chemical products, and we believe we have a strong market position with respect to most of our principal products. As a result of our efforts to phase out technologically obsolete production facilities, we ceased production of dyestuff, certain dye intermediate products and some chemical fertilizer products in 2000.

In 2004, we had sales of approximately RMB31,857.42 million (US$3,849.14 million) and a profit before income taxation of approximately RMB 2,356.6 million (US$284.7 million). Of our 2004 sales revenue, 41.99% consisted of sales of petroleum products, 40.08% of sales of petrochemical and organic chemical products, 5.63% of sales of synthetic rubber products, 2.09% of sales of chemical fertilizers and inorganic chemical products, and the remaining 10.21% consisted of sales of other chemical products and other goods and services.

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

Our H Shares, par value RMB 1.00 per share, are listed and trade on the Hong Kong Stock Exchange. Our ADSs, each representing 100 H Shares, which are held by The Bank of New York as depositary, are listed and trade on the New York Stock Exchange under the symbol "JCC." Certain of our Domestic Shares, par value RMB
1.00 per share, are listed on the Shenzhen Stock Exchange which were suspended from trading on April 30, 2003, but resumed trading on September 25, 2003 on the Shenzhen Stock Exchange under the "special treatment" category provided under PRC law. On March 28, 2005, Shenzhen Stock Exchange cancelled its special treatment to our domestic-listed shares. As of April 29, 2005, PetroChina was our controlling shareholder holding approximately 67.29% of our issued share capital.

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

In addition, we increased the Rated Capacity of our butanol and 2-ethylhexanol facility from 70,000 ton Rated Capacity to 130,000 ton Rated Capacity in 1999 and 2000. We expanded and renovated our synthetic ammonia and catalytic cracking facility during the period from 2000 to 2002, our principal ethylene facility and aromatic abstraction facilities in 2001 and our styrene facility from 2001 to 2002. We acquired the remaining 35.0% equity interest in Jilian, our jointly-controlled entity, in December 2002 for total consideration of RMB 135 million and integrated its business of manufacturing petrochemical products into our business. Jilian was subsequently dissolved in the same month. In 2003, our 300,000 t/a synthetic ammonia facility commenced operation upon completion of technical upgrade. We also acquired certain assets from Jilin Group. In 2004, we have completed energy saving renovations to the 150,000 ton Rated Capacity ethylene facilities and atmospheric and vacuum distillation units. Other than the aforementioned project, we did not make any other material capital expenditures and divestitures between January 1, 2001 and December 31, 2004.

Our capital expansion projects were and are expected to be financed with operational income and commercial loans. We do not plan to make any material investment in 2005.

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

Our production processes are highly integrated, and many of our petroleum products and petrochemical and organic products are consumed internally as feedstock for the production of our downstream products. The table below sets forth our principal products, on the basis of 2004 sales volume and net sales revenue (for third party usage only). For the purpose of this table, with respect to "other" products in each main category of our products, no single product constitute more than 1.0% of net sales in 2004. "Other products" do not include those products under the category of "other" for each main category of our products. "N/A" represents sales volume for certain products, the measurement of which in tons does not provide a meaningful comparison vis-a-vis products in other product categories. Sales volume under the category of "total" does not include sales volume under the category of "other products".




                                                                       2004
                                                        -----------------------------------
                                                                     NET SALES    % OF NET
                                                        SALES VOLUME   REVENUE     SALES
                                                        -----------------------------------
PRINCIPAL PRODUCTS                                      (`000 TONS) (RMB MILLION)

PETROCHEMICAL AND ORGANIC CHEMICAL PRODUCTS
     Ethylene                                               381.62    3,044.11     9.56
     Propylene                                              210.87    1,248.60     3.92

     Styrene                                                138.81    1,232.45     3.87
     Aniline                                                 69.30    1,188.55     3.73
     O-xylene                                               116.61      679.23     2.13
     Octanol                                                 58.48      428.41     1.34
     Alcohol ether                                           39.56      393.15     1.23
     Butyl acrylate                                          24.35      351.08     1.10
     Acetic anhydride                                        55.02      323.60     1.02
     Acetic acid                                             64.10      293.48     0.92
     Ethanol                                                  6.96       18.08     0.06
     Xylene                                                   2.11       10.71     0.03

     Other                                                  707.16    3,556.81    11.17



PETROLEUM PRODUCTS
     Diesel oil                                           2,740.05    7,440.06    23.35
     Gasoline                                             1,032.55    2,602.08     8.17
     Residue                                              1,102.57    1,835.57     5.76
     Catalytic diesel oil                                   347.77      889.77     2.79
     Solvent oil                                              6.30       19.91     0.06
     Other                                                  240.09      590.45     1.86

SYNTHETIC RUBBER
     Styrene - butadiene rubber                             104.32    1,469.98     4.61
     Other                                                   27.09      323.71     1.02

CHEMICAL FERTILIZERS AND INORGANIC CHEMICAL PRODUCTS
     Inorganic chemical products and other                  553.31      663.38     2.08
     Nitrosamine                                              0.67        0.87     0.00

OTHER  PRODUCTS                                               N/A     3,253.39    10.22


Total                                                     8,029.67   31,857.42      100


We introduced no new products in 2002, 2003 and 2004.

         PRODUCT PRICING

The majority of our products are priced according to market demand. The prices of certain products, however, remain subject to the PRC government control. In particular, certain petroleum products are subject to sale at prices determined by the PRC government. In 2002, 2003 and 2004, 75.0%, 58.9% and 61.9%, respectively, of all petroleum products sold by us were subject to the PRC government pricing control. In 2002, 2003 and 2004, the percentage of our total sales revenue attributable to sales of products subject to price controls was 38.9%, 51.4%, and 51.0% respectively.

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

                  PETROCHEMICAL AND ORGANIC CHEMICAL PRODUCTS

Our petrochemical products are produced from chemical light oil, which is separated by a cracking process into ethylene, propylene, hydrogenated gasoline and C4 fraction. A portion of the ethylene is processed to produce ethylene oxide and acetaldehyde, which are then further processed to produce acetic acid, acetic anhydride and alcohol polyoxy ethylene ether. The rest of our ethylene is used to produce styrene. A portion of our propylene is processed to produce butanol and 2-ethylhexanol. The rest of the propylene is used to produce acrylic acid and its esters. Benzene, toluene and xylene are extracted from hydrogenated gasoline through the aromatics unit. Butadiene is extracted from C4 fraction through the extraction facility. Butadiene is further processed to produce butene-1 and MTBE.

In our coal chemical production processes, coal is first converted into coke and coke is for commercial sales, and the sideline coal gas will be used as fuel for internal consumption.

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

                  CHEMICAL FERTILIZERS

Our chemical fertilizers use residual oil as raw material by using the hydrogen separated from synthesis gas and nitrogen separated from air through an air separation unit to produce ammonia.

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

         RAW MATERIALS AND ENERGY SUPPLY

Our Parent is our largest supplier for raw materials and energy. In 2004, the costs of raw materials purchased from our Parent accounted for 67.4% of our total raw material costs and 64.9% of our total raw material and energy costs. In 2004, total costs of raw materials and energy accounted for approximately 74.6% of our total cost of sales. In 2004, the costs of raw materials purchased from our five largest suppliers, including our Parent, accounted for 90.5% of our total raw material costs and 87.1% of our total raw material and energy costs.

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

The following table shows the volume and purchase prices for the crude oil purchased by us during the years ended December 31, 2002, 2003 and 2004. For purposes of this table, price refers to a weighted average ex-works price and includes value added tax of 17%:

                               2002               2003                2004
VOLUME (TONS)           4,508,600.0          5,547,700           6,712,527
PRICE (RMB PER TON)         1,740.0              1,768               2,629


                  CRUDE OIL ALLOCATION

Under PRC crude oil pricing and allocation policies, PetroChina is responsible for allocating all of our crude oil from all sources.

In 2004, we processed 6.41 million tons of crude oil and expect to process approximately 7.00 million tons of crude oil in 2005. Subsequent to the Industry Restructuring, our Parent develops an annual plan for the allocation and distribution of crude oil and cracking feedstock among its various subsidiaries, including us. Our Parent has confirmed to us its intention to allocate to us sufficient amounts of crude oil and other cracking feedstock necessary to meet our needs for 2005, including for the full operation of the Ethylene Project in 2005.

As we are required to purchase crude oil and cracking feedstock through our Parent, we are able to predict the availability or prices of crude oil or other cracking feedstock. Limited availability of crude oil or other cracking feedstock or any substantially higher prices could have a material adverse effect on our operating results.

                  SOURCES OF CRUDE OIL

Our principal sources of crude oil supplies are Daqing oilfield, the largest source of crude oil in China, in Heilongjiang Province and Fuyu (Jilin) oilfield in Jilin Province. These two oilfields are controlled by our Parent and each supplied 29% and 50% of our crude oil purchase amount in 2004 while imported crude oil accounted for the remaining 21%. We anticipate that the Daqing and Fuyu (Jilin) oilfields will continue to be the principal sources of our crude oil and that imported crude oil will not become a major source although we expect to increase our usage of imported crude oil in 2005.

Due to the current PRC government policy relating to imports of crude oil, we currently are not permitted to directly import crude oil, and the imported crude oil purchased by us in 2004 was allocated and purchased from our Parent. As the supply of domestic onshore crude oil is lagging behind the demand created by the rapid economic growth in China, we believe that by increasing our use of crude oil from alternative sources, we will gradually reduce our dependence on domestic onshore crude oil and diversify our risk of not being able to acquire sufficient crude oil for our production.

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

                  TRANSPORT OF CRUDE OIL

The crude oil from the Daqing and Fuyu (Jilin) oilfields is transported through an oil pipeline and by rail transportation. We constructed our own pipeline in October 1995 to transport crude oil. As a result, we reduced our use of rail transportation, enhanced our total transport capacity and satisfied the increased crude oil requirements of the Ethylene Project. The pipeline connects to the supply of oil from the Daqing and Fuyu (Jilin) oilfields. During 2004, we transported by the pipeline approximately 4.56 million tons or 68.0% of our crude oil. The transport capacity of the pipeline is 4.00 million tons of crude oil per annum. We expect that we will continue to receive the rail transport capacity necessary to meet our increased transportation needs for both incoming raw materials and supplies and outgoing product shipments.

In 2004, in order to satisfy our transportation requirements for raw materials and products, we obtained PRC railway transport capacity of 10.77 million tons, of which approximately 2.11 million tons were used for crude oil transportation.

                  STABILITY OF CRUDE OIL SUPPLY

In the past, we have not experienced any material disruption of production due to lack of crude oil supplies. We have crude oil storage tanks adjacent to our production facilities which are capable of storing approximately 200,000 tons of crude oil, constituting 10 to 12 days of our crude oil requirements at current production rates. Generally, in order to ensure that production will not be affected by a temporary suspension of crude oil supplies, we store approximately 100,000 tons of crude oil or, when transport delays related to adverse weather are anticipated in the winter, 120,000 tons of crude oil.

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

                  NAPHTHA

In 1999, we began using naphtha as a lower-cost alternative to some of the light industrial oil we produce and use in the ethylene production process. This has resulted in cost savings for us and has also allowed us to sell more of our light industrial oil as diesel at a relatively high profit margin. In 2004, we used approximately 548,000 tons of naphtha, most of which was purchased from PetroChina. We intend to continue to use naphtha as one of our principal raw materials in the future.

                  OTHER RAW MATERIALS

The other principal raw materials which we purchase are salt and naphthalene. All of our naphthalene is purchased from outside sources. We believe that our naphthalene sources will continue to provide an adequate supply of naphthalene to meet our needs in the foreseeable future.

                  ELECTRICITY AND STEAM

Electricity is our main source of energy. In 2004, we purchased approximately
1.27 billion kilowatt hours of electricity from the PRC's north-eastern power grid. Generally, the price of electricity in the PRC is set by the PRC government, although under certain state regulations electricity consumed by our chemical fertilizer production facilities is purchased at a preferential rate.

Our power plant is used primarily to produce a portion of our annual requirements for steam. In 2004, we produced approximately 90.9% of our steam requirements internally and purchased the remaining steam requirements from a non-affiliated entity.

Our power plants consist primarily of several coal-fired power generating units and their total power generation capacity is 149,000 kilowatts at any one time. They generated an aggregate of 472 million kilowatt hours in 2004. Because of the increasing demand for electricity in north-eastern China due to economic growth, no assurance can be given that shortages of electricity within the north-eastern grid will not occur in the future.

         SALES AND MARKETING

Domestic sales accounted for approximately 99.7%, 99.3% and 99.2% of our sales revenue in 2002, 2003 and 2004, respectively. Due to the high transportation costs and limited rail transport capacity in the PRC and the structural development of the PRC chemical industry, sales of our products are concentrated in the north-eastern and northern regions of China. The following chart describes the sales of our products by geographic areas:


                                  SALES (RMB BILLION)
                NORTH-EASTERN   NORTHERN     EASTERN AND
                    CHINA         CHINA    SOUTHERN CHINA     OTHER AREAS

     2002           10.38          1.71          0.92             0.13
     2003           17.66          1.76          1.06             0.17
     2004           22.30          5.42          3.82             0.32

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

Except for our petroleum products, our products can be freely sold and marketed throughout the PRC and are generally sold to large- and medium-sized manufacturing enterprises and large trading companies in the north-eastern and northern regions of the PRC with whom we typically have long-standing trading relationships. While these long-standing relationships provide us with a generally dependable and stable customer base, we are continuously focusing on developing new customers, with an emphasis on finding additional manufacturing customers. We develop new customers and market our products through our domestic sales network comprising regional sales centers and sub-regional sales offices. As part of our efforts to become more market- and customer-oriented, in 2004, we continued to direct greater resources towards developing our sales and marketing capabilities. See "Business Overview -- Business Strategy."

Prior to 2001, our sales policy required our customers to make payments upon delivery and we discontinued delivery of products to customers who did not make timely payments. In 2001, we implemented a new sales policy requiring our customers to provide payment in full before delivery.

In 2004, revenue from sales to our five largest customers accounted for 75.3% of our total sales revenue. As a result of the CNPC Reorganization, a significant number of our existing customers became subsidiaries of our Parent and our Parent in turn became our largest customer. Revenue from sales to our Parent, purchaser of our petroleum products and petrochemical and chemical fertilizer products, accounted for 69.9% of our total sales revenue. Of our five largest customers, the other four were purchasers of our petrochemical and organic chemical products. Other than our five largest customers, none of our other customers purchased products accounting for more than 1.00% of our total sales revenue in 2004.

Jilin Group's subsidiary, Jilin Chemical Import and Export Company, currently acts as our agent for the import of equipment and technology and raw materials and it also purchases all of our products for export. In 2002, 2003 and 2004, our sales revenue from exports through Jilin Chemical Import and Export Company amounted to approximately US$4.6 million, US$9.8 million and US$31.89 million, respectively, which accounted for approximately 0.3%, 0.4% and 0.8% of our total sales revenue, respectively. Due to sufficient domestic demand for most of our products, we do not have any plans to increase our exports of these products significantly in the near future.

         PRODUCT TRANSPORT

Approximately 85.0% of our products were transported by rail in 2004. In 2004, we used aggregate rail transport capacity of 10.77 million tons, approximately
10.36 million tons of which were obtained from the PRC railway system with the remainder available from our internal railway system. Approximately 5.25 million tons were used for the transport of our products, and the balance for the transport of raw material and supplies. The development of the PRC railway system still lags behind the development of the PRC economy as a whole and discrepancies between capacity and volume of transportation are severe in many areas of the PRC. Whether a company is allocated sufficient railroad cars to transport its products is largely dependent on the destination of the cargo and the approval of the railroad authority at such destination. Currently, most of our customers are located in, and, therefore, most of our products are transported to, either north-eastern or northern China, where capacity is readily available to it.

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

         COMPETITION

Since approximately 99.2% of our sales revenue in 2004 was generated from sales in the PRC, we focus on competition primarily with respect to the domestic PRC market, and in particular, the northern and north-eastern regions of China. In general, we believe that our current primary competitive advantages with respect to most of our products include product quality and diversity, economies of scale and proximity to raw materials and our long-standing relationships with our customers. With the exception of our petroleum products, which are at present subject to allocation and price restrictions imposed by the PRC government and therefore do not face substantial competition in the market, all of our products are subject to competition in the domestic market. See "Business Overview -- Product Pricing."

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

                  CHEMICAL FERTILIZERS

Due to the importance of agricultural development in the PRC and the significant contribution that the chemical fertilizer industry makes to such development, the PRC government has historically maintained significant control over the chemical fertilizer market. In 2004, the prices of chemical fertilizers remained the same as in late 2003. To protect domestic producers of chemical fertilizers, in 2004 the PRC government continued to implement certain measures to control the import of chemical fertilizers. However, import quotas and import licenses for import of chemical fertilizers will gradually be eliminated after the PRC's accession into WTO.

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

Our environmental protection-related expenses consist of pollutant discharge fees paid to the Jilin City Environmental Protection Bureau and costs related to the upgrading and maintenance of our environmental protection facilities. In 2002, 2003 and 2004, our environmental protection-related expenses were approximately RMB 88.29 million, RMB 70.70 million and RMB 82.73 million, respectively.

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

         RESEARCH AND DEVELOPMENT

Prior to 2004, our research and development department engaged in the research and development of technologies, products, processes and equipment for our businesses. Our research and development aided our ability to develop new products and improve product quality. Our expenditures for research and development were approximately RMB 3.9 million and RMB 1.8 million in 2002 and 2003, respectively. The decrease in our research and development expenditures for 2003 was a result of our streamlining the research and development team. In 2004, in order to enhance our standards of research and development, we entrusted an experienced research institution under our controlling shareholder to undertake the research and development work for us. As of December 31, 2004, we paid approximately RMB 2.7 million to such research institution. We introduced no new principal products in 2004.

  INSURANCE

We maintained insurance coverage of approximately RMB 8.1 billion on our properties and facilities and RMB 179 million on our inventory in 2004. We have no plans to increase this coverage. The book value of our buildings and equipment, including projects under construction, was approximately RMB 9.37 billion as of December 31, 2004. The amount of the coverage of our inventory is also less than its book value, which was approximately RMB2.6 billion as of December 31, 2004. In accordance with what we believe is customary practice among chemical producers in the PRC, we insure only high-risk assets, such as production property and equipment, inventories and explosive or otherwise hazardous facilities. However, the underinsurance of our properties, facilities and inventory in accordance with this PRC practice exposes us to substantial risks such that, in the event of a major accident, our insurance recovery may be inadequate.

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

ORGANIZATIONAL STRUCTURE

We are a subsidiary of PetroChina which held approximately 67.29% of our issued share capital as of April 29, 2005. PetroChina is one of the largest companies in China in terms of sales and engages in a broad range of petroleum-related activities. PetroChina is currently listed on the Hong Kong Stock Exchange and New York Stock Exchange.

As of December 31, 2004, we had the following subsidiaries:

NAME OF SUBSIDIARY                       DOMICILE          OWNERSHIP INTEREST
                                                              HELD BY (%)
Jilin Jihua Jianxiu Company Limited      PRC                     99.0%
Jilin Jihua Jinxiang Pressure Vessel
   Inspection                            PRC                     94.0%
Jilin Xinhua Nitrochloro-benzene         PRC
   Company Limited                                               75.0%
Jilin Winsway Chemical Industrial
   Store and Transport Limited           PRC                     70.0%
Jilin City Songmei Acetic Acid Co.,      PRC                     66.0%
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

         PRINCIPAL PRODUCTION FACILITIES

The table below sets out our principal production facilities, their Rated Capacities, their utilization rates in 2004, the years in which they first became operational and the sources of their technologies. For purposes of this chart, utilization rates which exceed 100.0% represent facilities which are currently operated at a rate higher than their respective designed Rated Capacities.


                                        ANNUAL RATED   UTILIZATION RATE  YEAR OF FIRST    SOURCE OF
                  FACILITY                CAPACITY                         OPERATION     TECHNOLOGY
                                        (`000 TONS)          (%)
  1.     Atmospheric and vacuum
            distillation                     5,300            121.13          1979               PRC
  2.     Wax oil catalytic cracking          1,400            103.80          1979               PRC
  3.     Heavy oil catalytic
            cracking                           700             98.86          1990               PRC
  4.     LPG separating                        250            114.04          1992               PRC
  5.     Secondary ethylene facility           150            101.56          1982               PRC
  6.     Principal ethylene                    380            112.66          1996           Germany
         facility
  7.     Synthetic ethanol                     100              5.68          1982           Germany
  8.     Acetaldehyde                          160             75.47          1982           Germany
  9.     Acetic acid                           210             60.34          1982               PRC
  10.    Butanol and 2-ethylhexanol            120            104.72          1982           Germany
  11.    Acetic anhydride                       50            105.73          1983               PRC
  12.    Styrene-butadiene rubber               80            131.88          1982               PRC
  13.    Aniline                                66            110.60          1985               PRC
  14.    Concentrated nitric acid              100            106.79          1992               PRC
  15.    Styrene                               140            115.73          1997               USA
  16.    Hydrocracking                         600            120.18          1996               PRC
  17.    Integrated aromatics                  400            124.32          1996               USA
  18.    Ethylene-propylene rubber              20            108.78          1997             Japan

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

Currently, the principal power plant is equipped with four steam boilers which provided approximately 32.6% of our steam requirements in 2004. The power plant has three power generators with a total installed capacity of 125,000 kilowatts which generated electricity of 457 million kilowatt hours in 2004.

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

         MAINTENANCE

The maintenance of our production facilities follows a scheduled maintenance program. Our facilities operate 24 hours a day. We historically shut down our production facilities once every two years for maintenance, we have now modified our maintenance schedule so that we shut down our production facilities once every three years. We believe that such shutdowns are consistent with achieving the most efficient use of our facilities. We undertake maintenance projects, both major and minor, on an as-needed basis. In 2002, we spent approximately RMB
560.0 million on maintenance of our facilities, which included our biennial maintenance program, general repairs and replacement of spare parts, as well as labor costs and subcontractors' fees which were primarily paid to third parties. In 2003 and 2004, we spent approximately RMB 264.6 million and RMB 351.9 million, respectively, on facilities, including expenses for general maintenance, replacement of parts and components, and labor cost and subcontractor expenses paid to third parties. Total maintenance expenses accounted for approximately 1.22% of our total cost of sales in 2004.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS


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

The PRC entered into the WTO on December 11, 2001. As part of its WTO accession commitments, the PRC government has agreed to gradually eliminate import quota and import license systems, reduce tariffs, and permit foreign invested enterprises to engage in the domestic distribution and retail for all of our major products. The PRC will also eliminate state trading of our major products exclusive of petroleum products and chemical fertilizer. These commitments, as being carried out, are expected to gradually cause the prices of our raw materials and products to become more aligned with those in the international markets and thus affect the stability in our operating results.

In 2004, the world economy continued to improve. China's economy also continued to grow rapidly. We experienced dramatic increases in product prices as well as increases in sales volume of most of our major products due to significant rises in the market prices of our petrochemical products and strong demand for our petrochemical products. Demand for our products reflects China's continued economic growth and market concerns about the rapidly rising price of crude oil.

CRITICAL ACCOUNTING POLICIES

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

     o DEFERRED INCOME TAXES. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values in the financial statements. Currently enacted tax rates are used in determination of deferred income tax. Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associated companies and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The following table sets forth our sales volume, net sales and percentage of net sales in total net sales for the periods indicated. For purposes of the table, "N/A" represents sales volume for certain products, the measurement of which in tons does not provide a meaningful comparison to products in other product categories. Sales volume under the category of "total" does not include sales volume under the category of "other".

                                                      2004                                        2003
                                    Sales        Net Sales                        Sales      Net Sales
                                   Volume             (RMB           % OF        Volume           (RMB          % OF
                              (`000 TONS)       THOUSANDS)      NET SALES   (`000 TONS)     THOUSANDS)     NET SALES
Petrochemical and
   organic chemical
   products                       1,875.0       12,768,259           40.1       1,837.1      7,783,091          37.7
Petroleum products                5,469.3       13,377,835           42.0       4,382.3      9,320,066          45.1
Synthetic rubber
   products                         131.4        1,793,689            5.6         128.8      1,133,031           5.5
Chemical fertilizers and
   inorganic chemical
   products                         554.0          664,246            2.1         241.0        164,861           0.8
Other                                 N/A        3,253,394           10.2           N/A      2,251,760          10.9
                             -------------    -------------    -----------  ------------   ------------   -----------

Total                             8,029.7       31,857,423          100.0       6,589.2     20,652,809         100.0
                             =============    =============    ===========  ============   ============   ===========


The following table sets forth our financial information for the periods indicated:

                                                       YEAR ENDED                      YEAR ENDED
                                                    DECEMBER 31, 2004              DECEMBER 31, 2003
                                             RMB THOUSANDS   % OF NET SALES   RMB THOUSANDS   % OF NET SALES

Sales                                           31,857,423           100.0      20,652,809            100.0
Cost of sales                                  (28,821,880)          (90.5)    (19,125,842)           (92.6)
Distribution costs and administrative
expenses                                          (465,246)           (1.5)       (603,389)            (2.9)
Profit  from operations                          2,593,028             8.1         895,318              4.3
Interest expense                                  (270,071)           (0.8)       (429,782)            (2.1)
Taxation                                           171,418             0.5           (270)                -
Net profit                                       2,544,510             8.0         427,609              2.1
                                           ================  ==============   ==============  ==============



         YEAR ENDED DECEMBER 31, 2004 COMPARED WITH YEAR ENDED DECEMBER 31, 2003

Total net sales increased by 54.3% to RMB 31,857.4 million in 2004 compared with RMB 20,652.8 million in 2003. This increase was primarily due to dramatic increases in product sales prices and increases in sales volume of our major products. These increases reflect increases in market prices and demand for petrochemical products resulting from increased crude oil prices and strong economic growth in China.

Net sales of petrochemical and organic chemical products increased by 64.1% to RMB 12,768.3 million in 2004 from RMB 7,783.1 million in 2003, accounting for 40.1% of aggregate net sales in 2004, up from 37.7% in 2003. The weighted average price of petrochemical and organic chemical products increased by 47.3% when compared to 2003, primarily due to the increase in the price of propylene, ethylene and acrylic acid. Sales volume of petrochemical and organic chemical products rose only slightly as our production facilities were already operating at capacity compared with 2003.

Net sales of petroleum products increased by 43.5% to RMB 13,377.8 million in 2004 from RMB 9,320.1 million in 2003, accounting for 42.0% of aggregate net sales in 2003, down from 45.1% in 2003. The increase in net sales was due to an increase of sales volume by 24.8% and an increase of weighted average price of products in this segment by 13.4% in 2004 compared with 2003. The increase in sales volume was primarily due to an increase in the volume of crude oil processing.

Net sales of synthetic rubber increased by 58.3% to RMB 1,793.7 million in 2004 from RMB 1,133.0 million in 2003, accounting for 5.6% of aggregate net sales in 2004, slightly up from 5.5% in 2003. The weighted average price of synthetic rubber increased by 22.2% over 2003 due to increases in the prices of ethylene-propylene rubber and styrene butadiene rubber, while sales volume increased only slightly.

Net sales of chemical fertilizers and inorganic chemical products increased by 302.9% to RMB 664.2 million in 2004 from RMB 164.9 million in 2003, accounting for 2.1% of aggregate net sales in 2004, up from 0.8% in 2003. Sales volume increased by 129.9% and the weighted average price of products in this segment also increased significantly by 75.0% primarily due to the increase in sales volume of liquid ammonia and other inorganic chemical, which commercial prices are higher than our previous inorganic chemical products, after our synthetic ammonia unit commenced operation.

Net sales from other products and services increased by 44.5% to RMB 3,253.4 million in 2004 from RMB 2,251.8 million in 2003, primarily due to the construction or expansion of certain downstream facilities by enterprises such as PetroChina, Jilin Branch, and Jilin Chemical Group, which resulted in a significant increase in our supply of raw materials and services to them in 2004.

Cost of sales increased by 50.7% to RMB 28,821.9 million in 2004 from RMB 19,125.8 million in 2003, representing 90.5% and 92.6% of total net sales in 2004 and 2003, respectively. The increase in cost of sales was due primarily to the dramatic increase in the cost of crude oil, that comprised the major component of our cost of sales in 2004, and also to increases in the volume of products that we produced and sold in 2004. However, cost of sales as percentage of net sales decreased due to the higher increase in net sales. In 2004, we processed 6.4 million tons of crude oil, up from 5.7 million tons in 2003. The weighted average price of our crude oil increased by 25.4% to RMB 2,351 per ton in 2004 from RMB 1,875 per ton in 2003.

Distribution costs and administrative expenses decreased by 22.9% from RMB 603.4 million in 2003 to RMB 465.2 million in 2004, primarily because of a decrease in the provision for impairment of receivables and other current assets from RMB
100.7 million in 2003 to RMB 12.4 million in 2004 and our energy saving efforts.

Based on the above factors, our profits from operations increased by 189.6% in 2004 to RMB 2,593.0 million compared with a profit of RMB 895.3 million in 2003.

Interest expenses decreased by 37.2% from RMB 429.8 million in 2003 to RMB 270.1 million in 2004. The decrease in interest expenses was primarily due to early repayment of outstanding loans from other banks by borrowing lower interest loans to repay higher interest loans in 2003, which led to significant decrease in the amount of higher interest loans. We also reduced our total amount of borrowings to RMB 3,982.1 million in 2004 from RMB 6,509.9 million in 2003.

In 2004, we had a net foreign exchange loss of RMB 8.7 million, compared with a net foreign exchange loss of RMB 36.6 million in 2003. Such decrease was due to the fluctuations of foreign exchange rate in 2004, especially the change in the exchange rate of RMB with Japanese Yuan and RMB with Euro. Our outstanding foreign currency loans are subject to float in foreign exchange rate.

Our share of profit of a jointly controlled entity was increased to RMB 36.1 million in 2004 from RMB 9.7 million in 2003 reflecting increased profitability of Jilin Province BASF JCIC NPG Co., Ltd.

Based on the foregoing, our profit before tax increased by 453.0% to RMB 2,356.6 million in 2004, compared with a profit before tax of RMB 426.1 million in 2003.

In 2004, our income tax benefit was RMB 171.4 million as compared with income tax expense of RMB 0.27 million in 2003, primarily due to recognition and realization of deferred income taxes that were not recognized in 2003.

Our minority interests were RMB 16.5 million in 2004, compared with the minority interests of RMB 1.8 million in 2003 due to the increase of the subsidiaries' losses.

Based on the foregoing, our net profit increased by RMB 2,116.9 million to RMB 2,544.5 million in 2004 compared with 2003.

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

LIQUIDITY AND CAPITAL RESOURCES

We depend upon cash flow from operation, loans from affiliates and banks, and equity financing to satisfy our ongoing liquidity and capital needs. Our cash position in 2004 decreased by RMB 20.9 million compared to an increase of RMB
2.7 million in 2003.

Net cash provided by operating activities decreased to RMB 3,074.8 million in 2004 compared with RMB 3,578.3 million in 2003. This decrease of cash inflow reflects a significant increase in net profit to RMB 2,544.5 million in 2004 compared to RMB 427.6 million in 2003 but was impacted by an increase of RMB 1,115.5 million in inventories compared with limited inventory growth in 2003 primarily related to increased purchases of crude oil in anticipation of further rises in the price of crude oil. Cash inflow was also impacted by both (i) an increase in accounts and other receivables of RMB 256.5 million in 2004 compared with a decrease of RMB 330.0 million in 2003 and (ii) continued increases in accounts payable and accrued liabilities reflecting ongoing growth in the volume of raw materials purchased from PetroChina and corresponding accounts payable to PetroChina. Accounts payable and accrued liabilities increased by RMB 1,045.4 million in 2004 compared to an increase of RMB 1,831.0 million in 2003 .

Net cash used for investing activities decreased to RMB 567.8 million in 2004 from RMB 722.1 million in 2003. The decrease was primarily due to a decrease in capital expenditures for the fixed assets in 2004, but also reflects a higher level of capital expenditures in 2003 due to payments in that period.

Net cash used for financing activities decreased to RMB 2,527.8 million in 2004 from RMB 2,853.5 million in 2003. This decrease in cash outflow was primarily due to a net repayment of borrowings of RMB 2,527.8 million in 2004 compared with a net repayment of borrowings of RMB 2,853.5 million in 2003.

As at December 31, 2004, our current assets were RMB 3,327.8 million compared to RMB 2,055.9 million in 2003, primarily reflecting an increase in inventories. Our current liabilities were RMB 7,628.8 million compared to RMB 7,716.3 million reflecting a decrease in short-term borrowings that was partially offset by increases in our accounts payable and accrued liabilities.

As at December 31, 2004, we had a negative working capital of RMB 4,301.0 million, compared with a negative working capital of RMB 5,660.4 million as at December 31, 2003. The decrease of negative working capital was primarily due to increases in inventories and accounts receivable and decrease of short-term borrowings that were only partially offset by an increase of accounts payable. Inventories increased to RMB 2,606.1 million in 2004 from RMB 1,568.1 million in 2003, primarily due to an increase in our stock of crude oil due to increases in price and in the volume of crude oil held. Accounts receivable increased to RMB
265.2 million in 2004 from RMB 184.8 million in 2003, primarily attributable to an increased receivables by PetroChina and its affiliates in 2004 compared with 2003. Accounts payable and accrued liabilities increased to RMB 4,429.7 million in 2004 from RMB 3,613.0 million in 2003, primarily attributable to increased volume and price of purchase of crude oil and other raw materials purchased from PetroChina. We have historically relied on short term funding to satisfy our short-term obligations through the refinancing of indebtedness and other measures. In accordance with the facility undertaking letter from China Petroleum Finance Company Limited, or CP Finance, a subsidiary of our ultimate shareholder CNPC dated February 6, 2004, CP Finance provides us with a loan facility up to RMB 8 billion which will expire on December 31, 2005. As at December 31, 2004, the outstanding amount under that loan facility was RMB 2,874.3 million. With this facility and cash generated from our operations, we believe that we have more than sufficient resources to meet our foreseeable working capital needs. In the event that cash generated from our operations fails to meet our working capital needs in 2005, we will seek an extension of this credit facility. Our gearing ratio was 15.0% as at December 31, 2004 and 48.7% as at December 31, 2003 (gearing ratio is calculated as the ratio between long-term debt and the sum of equity and long-term debt).

As at December 31, 2004, our liquidity ratio was 43.6%, quick ratio was 9.5%, and inventory ratio was 1,375.5%.

As at December 31, 2004, borrowings were RMB 3,982.1 million, a decrease of RMB 2,527.8 million as compared with December 31, 2003, among which short-term borrowings were RMB 3,086.1 million, representing a decrease of RMB 1,015.9 million as compared with December 31, 2003, and long-term borrowings were RMB
896.0 million, representing a decrease of RMB 1,511.9 million as compared with December 31, 2003. These changes reflected our efforts to reduce borrowings in 2004. As a result, our interest expense decreased from RMB 429.8 million in 2003 to RMB 270.1 million in 2004.

As at December 31, 2004, the weighted average interest rate of our borrowings ranged from 5.11% to 5.15%. Fixed-rate borrowings represented 89.6% of the total borrowings. As at December 31, 2004, the maturity of 15.7% of the long-term borrowings was within one year, the maturity of 15.7% of the long-term borrowings was between one year and two years, the maturity of 61.2% of the long-term borrowings was between two and five years and the maturity of 7.4% of our long-term borrowings was above five years.

We do not have seasonal demands for capital. The terms and conditions of our existing bank loans do not restrict our ability to pay dividends on our shares.

As at December 31, 2004, all of our short-term borrowings were denominated in Renminbi. All of our long-term borrowings were foreign currency-denominated loans with a total amount of RMB 1,063.1 million requiring repayment in the relevant foreign currency. These loans include a foreign currency loan equivalent to RMB 333.2 million from Jilin Group. The foreign currencies in which our loans are denominated include United States Dollar, Japanese Yen and Euro Dollar. In addition to foreign exchange risk that may arise from these foreign currency loans, we also have foreign exchange risk related to our payments for imported raw materials and machinery, which require us to convert Renminbi into the applicable foreign currency. In addition, dividends for H shares are payable in foreign currency. We believe fluctuations in foreign currency exchange rates will continue to have a significant impact on us. In 2004, we had a net foreign exchange loss of RMB 8.7 million, compared with a net foreign exchange loss of RMB 36.6 million in 2003. Such decrease was due to the fluctuations of foreign exchange rate in 2004, especially the change in the exchange rate of RMB with Japanese Yuan and RMB with Euro. The outstanding foreign currency loans are effected to continue to expose us to risk from the foreign exchange rate fluctuations.

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

Our cash and cash equivalents are denominated in Renminbi. We did not engage in any hedging activities relating to foreign exchange, interest rates or other risks in 2004.

In 2004, we completed the 150,000 ton rated capacity small-scale ethylene energy saving renovation project and technological renovation project. Our overall expenditures for the purchase of property, plant and equipment amounted to RMB
642.1 million in 2004.

We anticipate our capital expenditure for 2005 to be approximately RMB 200 million. The capital for these expenditures is expected to be financed by our operating income.

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

Our net profit in 2004 under US GAAP was RMB2,486.4 million, 2.3% lower than our net profit of RMB2,544.5 million under IFRS primarily due to the difference of RMB25 million additional depreciation charge under U.S. GAAP on fixed assets previously written down under IFRS, RMB25 million of loss difference resulting from write-off of fixed assets in current year of which the book value has been written down previously under IFRS, and RMB20 million increase in deferred tax liability under U.S. GAAP, partially offset by RMB 11 million lower depreciation charge under U.S. GAAP on fixed assets previously revalued under IFRS. Our net profit in 2003 under US GAAP was RMB369.7 million, 13.5% lower than our net profit of RMB427.6 million under IFRS primarily due to a RMB 42.7 million impairment charge and a RMB 28.0 million depreciation charge recorded under US GAAP in 2003 on fixed assets previously written down under IFRS. Our net loss in 2002 under US GAAP was RMB685.6 million, 33.0% lower than our net loss of RMB1,023.1 million under IFRS primarily due to write down of carrying amount (net of minority interest) of fixed assets in the amount of RMB322.2 million under IFRS which could not be charged to our income statement under US GAAP.

Our shareholders' equity as of December 31, 2004 was RMB5,096.3 million under US GAAP, 0.8% higher than our shareholders' equity of RMB5,055.1 million reported under IFRS primarily due to the net value of the fixed assets at end of 2004 reported under US GAAP is higher than that reported under IFRS, which was the result of the comprehensive factors such as different accounting requirements under US GAAP on fixed assets revaluation, write-down and foreign exchange gain capitalization. Our shareholders' equity as of December 31, 2003 was RMB2,610.0 million under US GAAP, 4.0% higher than our shareholders' equity of RMB2,510.6 million reported under IFRS primarily due to the reversal of fixed assets written-down under IFRS in 2002.


RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Prior to 2004, we had a research and development department engaged in the research and development of technologies, products, processes and equipment for our businesses. In 2004, in order to enhance our standard of research and development, we decided not to keep such research and development department in our Company, instead, we entrusted an experienced research institution under our controlling shareholder to do the research and development work.

Our expenditures for research and development were approximately, RMB 3.9 million, RMB 1.8 million and RMB 2.7 million in 2002, 2003 and 2004, respectively.

TREND INFORMATION

Other than as disclosed in the above paragraphs or elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events in the period from December 31, 2004 to the date of this annual report that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information not necessarily to be indicative of our future operating results or financial conditions.

         OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2004, we did not have any off-balance sheet arrangements.

         CONTRACTUAL OBLIGATIONS

The following table sets forth our obligations to make future payments under contracts effective as of December 31, 2004.




                                                        As of December 31, 2004


                                                        Payment due by period
------------------- ------------------------------------------------------------------------------------------


                                   Less than 1                                                         After 5
                          Total           year     1-2 years    2-3 years   3-4 years    4-5 years       years
                      (RMB'000)      (RMB'000)     (RMB'000)    (RMB'000)   (RMB'000)    (RMB'000)   (RMB'000)
------------------- ------------ -------------- ------------ ------------ ----------- ------------ -----------

------------------- ------------ -------------- ------------ ------------ ----------- ------------ -----------

SHORT-TERM DEBT       3,086,075      3,086,075        --            --           --            --           --
------------------- ------------ -------------- ------------ ------------ ----------- ------------ -----------

LONG-TERM DEBT          896,015          --          167,105      526,055      76,417       47,412      79,026
------------------- ------------ -------------- ------------ ------------ ----------- ------------ -----------


TOTAL CONTRACTUAL
OBLIGATIONS           3,982,090      3,086,075       167,105      526,055      76,417       47,412      79,026
------------------- ------------ -------------- ------------ ------------ ----------- ------------ -----------

OTHER INFORMATION

         SIGNIFICANT INVESTMENT

Unless otherwise disclosed in this annual report, we did not make any significant investment in the year ended December 31, 2004.


         MATERIAL ACQUISITIONS AND DISPOSALS

Unless otherwise disclosed in this annual report, we did not make any material acquisitions or disposals of subsidiaries and associated companies in the year ended December 31, 2004.

         EMPLOYEES

As of December 31, 2004, the number of our employees was 20,445. Our employees' total remuneration for the year ended December 31, 2004 was RMB 747.8 million.

         CHARGES ON ASSETS

Unless otherwise disclosed in this annual report, we did not have charges on any of our principal assets as at December 31, 2004.

         CONTINGENT LIABILITIES

Unless otherwise disclosed in this annual report, we did not have contingent liabilities as at December 31, 2004.


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

NAME                               AGE    POSITION

DIRECTORS
Yu Li                              45     Chairman of the Board of Directors
Xu Fengli                          58     Deputy Chairman of the
                                                Board of Directors
Shi Jianxun                        60     General Manager; Director
Zhang Xingfu                       52     Deputy General Manager; Director
Lan Yunsheng                       47     Director
Ni Muhua                           54     Director
Jiang Jixiang                      52     Director
Lu Yanfeng                         45     Independent Director
Wang Peirong                       49     Independent Director
Fanny Li                           43     Independent Director
Zhou Henglong                      43     Independent Director

OTHER EXECUTIVE OFFICERS
Li Chongjie                        42     Deputy General Manager
Zhang Liyan                        54     Deputy Chief Financial Officer;
                                                Secretary of the Board

BOARD OF SUPERVISORS
Zou Haifeng                        59     Chairman of the Board of Supervisors
Yang Jigang                        42     Supervisor
Yan Weidong                        58     Supervisor
Li Shumin                          55     Supervisor
Wang Huaiqing                      48     Supervisor

         DIRECTORS

YU LI, male, aged 45, a senior engineer, is the Chairman of the Board of Directors of the Company and general manager of PetroChina Jilin Petrochemical Company. Mr. Yu graduated from Northeast University and China Social Sciences Institute. Mr. Yu has held several executive positions, including vice director of Fushun Petrochemical Detergent Plant, assistant manager and deputy manager of Fushun Petrochemical Company, deputy general manager of Fushun Petrochemical Company, and manager of Fushun Petrochemical Company. Mr. Yu has extensive experience in the administration of large scale petroleum and petrochemical enterprises. Mr. Yu has been our director since June 2002.

XU FENGLI, male, aged 58, a senior accountant, is deputy chairman of the Company, supervisor and chief of the general office of PetroChina's board of supervisors. Mr. Xu graduated from Xian Petroleum Institute. He was appointed as chief accountant of Fushun Petrochemical Company, vice director of Finance and Assets Department of CNPC, a member of Preparatory Group of Refining and Marketing Company and a deputy general manager of the finance department of PetroChina. Mr. Xu has extensive experience in refining and financial management. Mr. Xu has been our director since February 2000.

SHI JIANXUN, male, aged 60, a senior engineer, is the general manager of the Company. He graduated from East China Chemical Engineering Institute in 1966, and joined the Predecessor in the same year. He has held several executive positions with the Predecessor, including Director of the Predecessor Design Institute and deputy general manager of Jilin Group. Mr. Shi has rich experiences in administration and construction of large scale of petroleum and petrochemical projects. Mr. Shi has been our director since December 1994.

ZHANG XINGFU, male, aged 52, is a senior engineer and a deputy manager of the Company. Mr. Zhang joined the Predecessor in 1982 after graduating from Daqing Oil Institute. He held positions including deputy director of the refining plant of the Company and deputy manager of Jilin Group. Mr. Zhang has extensive experience in administration of chemical production. Mr. Zhang has been our director since December 1997.

LAN YUNSHENG, male, aged 47, a senior accountant, is a deputy general manager of CP. Finance Mr. Lan graduated from Jilin University in 1999. He was appointed as director of the finance department of Fushun Ethylene Plant, deputy chief accountant and chief accountant of Fushun Petrochemical Company, and our deputy general manager and chief financial officer. Mr. Lan has extensive experience in financial management. Mr. Lan has been our director since February 2000.

NI MUHUA, male, aged 54, a senior economic advisor, is a deputy manager of PetroChina Jilin Petrochemical Company. He is also the chairman of Jilin Lianli Gongmao Co., Ltd., Jilin Winswav Chemical Industrial Store and Transport Limited and Jilin City Songmei Acetic Acid Co., Ltd. Mr. Ni graduated from Jilin Chemical Engineering Institute in 1984. Mr. Ni has held several executive positions with the Predecessor and was appointed as deputy general manger of the Company. Mr. Ni has extensive experience in the administration of marketing and sales. Mr. Ni has been our director since December 1994.

JIANG JIXIANG, male, aged 52, is a senior economic advisor and a deputy manager of PetroChina Jilin Petrochemical Company. Mr. Jiang graduated from Jilin Industrial University and joined the Predecessor in 1970. Mr. Jiang was appointed as chief dispatcher, director assistant and vice director of the Refining Plant, chief of Basic Construction Headquarters and director of Management Department of Basic Construction of Jilin Chemical Group Corporation. Mr. Jiang has extensive experience in refining industry and construction of chemical industry. Mr. Jiang has been our director since February 2000.

LU YANFENG, male, aged 45, J.D., is professor of law, independent non-executive director of the Company, vice dean of Jilin University School of Law, member of the standing committee of the People's Congress of Jilin province, director of Chinese Society of International Law, vice chairman of the Chinese Society of Private International Law, vice chairman of Law Society of Changchun, member of Advisory Committee for Economic, Social Development and Environment for Jilin Provincial Government, member of Advisory Committee for Decision Making of Jilin Provincial Party Committee, arbitrator of Guangzhou Arbitration Association, arbitrator of Changchun Arbitration Association, part-time lawyer and member of Political Consultative Conference of Changchun City and member of its Society and Law Committee. He graduated from the law department of Jilin University in 1982. Mr. Lu successively held the positions of lecturer, associate professor, professor at Jilin University School of Law, with accomplishments in the fields of international law, civil and commercial law, criminal law and economic law . Mr. Lu has been our director since June 2002.

WANG PEIRONG, male, aged 49, a registered accountant, is an independent non-executive director of the Company. He is also the president of the investment banking division at China Dragon Securities Co., Ltd. Mr. Wang received his Master's degree in administration from Xian Jiaotong University. He has served as a member of the State Restructuring and Reform Commission and State Economic and Trade Commission, handling approval matters on the restructuring of state-owned enterprises and on company formation. Mr. Wang has extensive experience in restructuring, mergers and acquisitions, share options and reform of state-owned enterprises. Mr. Wang has been our director since June 2003.

FANNY LI, female, aged 43, is an independent non-executive director of the Company, a partner of BOD McCabe Lo in Hong Kong. She graduated from the University of Hong Kong and obtained a Master's degree in international accounting from the City University of Hong Kong. She has over 18 years of experience in international auditing and accounting work. She has served as a member of the Expert Panel on Auditing & Assurance Standard Committee and the Administrative Control Committee of the Hong Kong Society of Accountants. Ms Li has significant experience in initial public offerings of companies. Ms. Li has been our director since April 2004.

ZHOU HENGLONG, male, aged 43, a senior economist, is an independent non-executive director of the Company. He is also the chairman of Da Xiang Investment Company Limited. He graduated from Hunan College of Finance and Economics. He has held positions including chief of Policy and Regulations Division of the original Ministry of Chemical Industry in the PRC and deputy general manager at the headquarters of the investment bank division of Guo Xin Securities Company Limited. He has extensive experience in restructuring, mergers and acquisitions, share options and reform of stated-owned enterprises. Mr. Zhou has been our director since April 2004.

         OTHER EXECUTIVE OFFICERS

LI CHONGJIE, male, aged 42, a senior engineer, is a deputy manager of the Company. Mr. Li graduated from Jilin Engineering Institute and Tianjin University. He has held several positions in the Company including director of SBR plant of Organic Synthesis Factory and chief of production and technology department of the Company. Mr. Li has extensive experience in petrochemical production and management.

ZHANG LIYAN, female, aged 54, a senior accountant, is secretary of the Board and deputy chief financial officer of the Company. Ms. Zhang graduated from Jilin Finance and Trade Institute and joined the Predecessor in 1968. She has held several positions including deputy chief of the finance department at the Predecessor, director of the capital and securities department of the Company and chief of the finance department of the Company.

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

ZOU HAIFENG, male, aged 59, a senior engineer, is chairman of the Board of Supervisors of the Company and a Director of PetroChina, Deputy Party Secretary, Deputy General Manager of the Company, Secretary of Disciplinary Committee, Chairman of Labor Union of the Company, and Deputy Party Secretary of Chemical Group Corporation. Mr. Zou graduated from Northeast China Engineering Institute in 1968. He joined the Predecessor in 1977 and has held various executive positions, including Deputy Chief Engineer, executive director and deputy manager of the Company. Mr. Zou has been a member of our Board of Supervisors since February 2001.

YANG JIGANG, male, aged 42, a senior engineer with a master degree, is deputy chief manager and chief engineer of Chemical Production and Marketing Company of PetroChina. Mr. Yang graduated from Lanzhou University in 1987. He was appointed as vice director of Lanzhou Chemical Company, chief engineer of Refining and Chemical Production Department of CNPC. Mr. Yang has been a member of our Board of Supervisors since February 2001.

YAN WEIDONG, male, aged 58, is a senior accountant. Mr. Yan graduated from People's University of China in 1990 and joined the Predecessor in 1968 and was appointed as our Chief of Financial Department and our chief of the Auditing Department. Mr. Yan has been a member of our Board of Supervisors since December 1997.

LI SHUMIN, male, aged 55, is a senior economic advisor and the deputy director of the supervisory department of the Company. Mr. Li graduated from Nanjing Chemical Engineering Institute in 1983 and joined the Predecessor in 1970 and was appointed as Deputy Party Secretary of the dyestuff plant of the Company in 1986. Mr. Li has been a member of our Board of Supervisors since December 1997.

WANG HUAIQING, male, aged 48, is an engineer and a model worker. He is deputy director of Ethylene Plant of the Company. Mr. Wang graduated from Jilin Chemical Engineering Institute in 1987. Mr. Wang has been a member of our Board of Supervisors since February 2000.

COMPENSATION OF DIRECTORS, SUPERVISORS AND OFFICERS

The aggregate amount of cash remuneration paid by us to the directors, supervisors and officers during the year ended December 31, 2004 was approximately RMB 764,000. In addition, officers and directors who are also our officers or employees receive certain other benefits in kind, such as subsidized or free health care services, housing and transportation, customarily provided by enterprises in the PRC to their employees. See "Employees".

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

EMPLOYEES

As of December 31,2002, 2003 and 2004, we employed approximately 22,725, 21,771 and 20,445 persons respectively. As of December 31, 2004, of our total employees, approximately 1,750 were management and administrative personnel, approximately 1,620 were engineers and technicians, approximately 10,584 were factory personnel directly involved in production and the remainder are ancillary service workers and other personnel. Approximately 15.18% of our work force graduated from universities or technical colleges.

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

We participate with our employees in a pension plan managed by the Jilin Provincial Government, pursuant to which we and our employees pay an annual contribution to the plan. We annually contribute an amount equal to 24.0% of the annual salary (including base salary, over-time payments, allowances and bonuses) of each employee to a pension fund. In 2004, our total contribution to our employees' pension plan was RMB 106.29 million. Each employee is also required to contribute a certain percentage of his or her salary to a pension fund. The employees' contribution percentage can be adjusted by the Jilin Provincial Government and in 2004 the percentage was 8%. Upon retirement, all of our employees are entitled to pension payments from the plan. Jilin Group Pension Funds Management Centre (also known as Jilin Provincial Social Insurance Company Jilin Group Agency Office) has been entrusted by the Jilin City Government with collecting contributions and making payments to retired employees. We do, however, pay the cost of retiree medical benefits.

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

In 1996, we began implementing an employee housing reform program, as required by the PRC government policy, pursuant to which we are encouraged to provide opportunities to our employees to purchase ownership interests in their housing. In general, housing is constructed by our Parent and assigned to our employees. Employees are provided with an option to purchase their assigned housing at preferential prices which are generally lower than our Parent's cost of construction. We have agreed to reimburse our Parent for the differential between our Parent's cost of construction and the preferential sales price of housing which is constructed and distributed after January 1, 1997, and with respect to which an employee has exercised such a purchase option. The expenses incurred by us in connection with this program did not materially impact our results in 2004 and such expenses are not expected to materially impact the results in the future.

SHARE OWNERSHIP

The following chart sets forth the shareholding information for our directors, supervisors and other executive officers who held their offices in 2004 as of December 31, 2004.

                                                                   PERCENT OF
                                                                  OUTSTANDING
NAME                   TITLE OF CLASS           AMOUNT OWNED        SHARES(1)
----                  --------------            ------------        ---------

DIRECTORS

Yu Li                     N/A                           0              0
Xu Fengli                 N/A                           0              0
Shi Jianxun               Domestic Shares           3,550              *
Zhang Xingfu              N/A                           0              0
Lan Yunsheng              N/A                           0              0
Ni Muhua                  Domestic Shares           3,550              *
Jiang Jixiang             N/A                           0              0
Wang Peirong              N/A                           0              0
Lu Yanfeng                N/A                           0              0
Fanny Li                  N/A                           0              0
Zhou Henglong             N/A                           0              0

OTHER EXECUTIVE OFFICERS
Li Chongjie               N/A                           0              0
Zhang Liyan               N/A                           0              0

SUPERVISORS
Zou Haifeng               Domestic Shares           3,550              *
Yang Jigang               N/A                           0              0
Yan Weidong               N/A                           0              0
Li Shumin                 Domestic Shares           7,000              *
Wang Huaiqing             N/A                           0              0


(1) "*" Represents less than one percent of the class of shares. None of the shares have different voting rights.

We have never established or maintained a share option plan for our directors, executive officers, supervisors or other employees. We have not made any arrangements for involving employees in our capital.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

As of April 29, 2005, our Parent owned 67.29% of our share capital and is able to exercise all the rights of a controlling shareholder, including the election of directors and voting in respect of amendments to our Articles of Association. Prior to July 1998, our Parent was a state-owned enterprise under the administrative control of the Jilin Provincial Government. On July 1, 1998, our Parent became a direct subsidiary of CNPC. CNPC is a state-owned enterprise which oversees the exploration of oil and natural gas resources and engages in businesses in the petrochemical industry. CNPC is subject to industrial oversight by certain government entities, including the State Assets Regulatory and Management Commission, the National Development and Reform Commission and the Ministry of Commerce. On November 5, 1999, pursuant to the CNPC Reorganization, PetroChina, a controlled subsidiary of CNPC, became our new Parent. See ITEM 4. INFORMATION ON THE COMPANY - THE PRC CHEMICAL INDUSTRY AND RELEVANT MARKETS. Our Articles of Association provide certain protection against the abuse of a controlling shareholder by stipulating that, in addition to any obligation imposed by law, a controlling shareholder shall not exercise its voting rights in a manner prejudicial to the interests of the minority shareholders with respect to certain enumerated matters of fundamental importance to shareholders. There has not been, however, any published report of judicial enforcement in the PRC of such provisions by minority shareholders.

The following table sets forth certain information regarding the ownership of our capital stock as of April 29, 2005 held by shareholders who are known to us to own 5% or more of each class of our voting securities. None of those shareholders have different voting rights.

                             IDENTITY OF                             PERCENT OF     PERCENT OF CAPITAL
TITLE OF CLASS             PERSON OR GROUP           AMOUNT OWNED   CAPITAL STOCK   STOCK IN ITS CLASS
--------------             ---------------           ------------   -------------   ------------------
Domestic Shares                 Parent              2,396,300,000      67.29%             92.30%
H Shares         HKSCC Nominees Limited               822,142,699      23.09%             85.22%
H Shares         HSBC Nominees (Hong Kong) Limited    135,627,300       3.81%             14.06%

The following table sets forth change in percentage ownership of 0.01% or more of our capital stock held by shareholders who are known to us to own 5.0% or more of each class of our voting securities during the three-year period ended December 31, 2004:

 IDENTITY OF PERSON OR GROUP       CHANGE OF PERCENT OF    CHANGE OF PERCENT OF    CHANGE OF PERCENT OF
                                   CAPITAL STOCK IN 2002   CAPITAL STOCK IN 2003   CAPITAL STOCK IN 2004
                                   ---------------------   ---------------------   ---------------------
Parent                                       -                       -                       -
HKSCC   Nominees Limited                  +0.31%                  +1.18%                  +0.93%
HSBC Nominees (Hong Kong)                 +0.01%                  +0.14%                  +0.25%
Limited

As of April 29, 2005, a total of 964,778,000 H Shares were outstanding. As of April 29, 2005, a total of 595,648 ADSs, representing the equivalent of 59,564,800 H Shares, were outstanding, and held by 43 holders of record. A total of 2,596,300,000 Domestic Shares were also outstanding on April 29, 2005.

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

         AGREEMENT WITH JILIN GROUP FOR CROSS-PROVISION OF GOODS AND SERVICES

As was the case prior to the Restructuring, certain transactions between us and Jilin Group and its subsidiaries continued after the Restructuring in the form of cross-provision of goods and services on a priority but non-exclusive basis. The principal goods and services that are provided by Jilin Group and its subsidiaries to us include the following: gas and steam, as utilities for our employees; medical and health services; telephone and mass communication services; feedstock for further processing by us (such feedstock principally consisting of products produced by the Additional Seven Facilities, including a-advanced alcohol and acrylonitrile); archives and information services; computer network maintenance and software development; technical education of employees; and sea transportation of goods. Additionally, the construction subsidiary of Jilin Group provided construction services to us for constructing parts of the Original Four Facilities and provides general repair and maintenance services in relation to our buildings and properties. The aggregate cost to us of these goods and services was approximately RMB 515.2 million in 2004. The principal goods and services to be provided by us to Jilin Group and its subsidiaries include the following: rail transportation of goods; waste water treatment; and feedstock for further processing by Jilin Group and its subsidiaries. The aggregate value of these goods and services provided by us was approximately RMB 1,417.1 million in 2004.

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

We have entered into a 10-year composite services agreement with Jilin Group which sets out in detail the goods and services to be provided, the basis of charges and the length of the notice period required before the provision of any particular goods or services may be terminated. We have entered into a new composite services agreement with Jilin Group on November 30, 2004 for a term of three years from January 1, 2005 to December 31, 2007 to govern the continual cross-provision of products and services according to pricing principles and terms thereof in the ordinary and usual course of business.

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

         RELATED PARTY LOANS

During 2004, the largest amount outstanding for loans from Jilin Group was RMB 333 million, all of which were foreign currency denominated loans related to the Ethylene Project. During 2003, the largest amount outstanding for loans from Jilin Group was RMB 442 million, all of which were foreign currency denominated loans related to the Ethylene Project. During 2002, the largest amount outstanding for loans from Jilin Group was RMB 1,186 million, which were foreign currency denominated loans related to the Ethylene Project. Further to an agreement between us and Jilin Group effective September 30, 1998, Jilin Group assumed the foreign currency loans borrowed by us and agreed to make periodic loan repayments on our behalf and in turn, we agreed to pay Jilin Group the Renminbi equivalent of such repayments at an exchange rate determined as at September 30, 1998. we re-assumed some of these foreign currency loans effective January 1, 2000. Accordingly, those loans were denominated in Renminbi in our financial statements until January 1, 2000 when the loans were reconverted to foreign currency loans. See ITEM 4. INFORMATION ON THE COMPANY - THE ETHYLENE PROJECT - FINANCING FOR THE ETHYLENE PROJECT.

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

The outstanding loans during 2004 from CP Finance were used to finance the construction of our production facilities and our working capital needs. During 2004, the largest amount outstanding for loans from CP Finance was RMB 2,874 million denominated in Renminbi. For all working capital loans and facilities, the on-lending has been and will be made by CP Finance for non-specific purposes at interest rates which represent the cost of funds to CP Finance, provided that the rates charged by CP Finance are no higher than either the best lending rates offered by CP Finance to its corporate customers from time to time or the prevailing rates prescribed by the PRC government or, if none are so prescribed, the prevailing market rates from time to time. As of December 31, 2004, we had short-term outstanding loans from CP Finance in an amount of RMB 2,874 million which were part of a RMB 8 billion facility to finance our working capital needs with an interest rate of 5% per annum. The facility was granted on February 6, 2004 with a total amount of RMB 8 billion and will expire on December 31, 2005. See ITEM 18. FINANCIAL STATEMENTS -- CONSOLIDATED FINANCIAL STATEMENTS -- NOTE 21.

         TRANSACTIONS WITH CNPC SUBSIDIARIES

We and certain subsidiaries of CNPC are engaged in various transactions. On a recurring basis, we buy crude oil from Daqing and Fuyu (Jilin) oilfields, each a company ultimately controlled by CNPC, and sell gasoline, diesel oil and petrochemical products to companies controlled by CNPC. The aggregate amount spent by us for the purchase of crude oil and other raw materials from companies controlled by CNPC during the period from January 1, 2004 to December 31, 2004 was approximately RMB 19.2 billion. The aggregate revenues we generated from our sale of diesel oil, gasoline and petrochemical products to companies controlled by CNPC during the same period were RMB 7.8 billion, RMB 2.9 billion and RMB
11.6 billion, respectively. These transactions were conducted on normal commercial terms on an arm's length basis in the ordinary and usual course of our business. The prices of crude oil purchased by us and the prices for gasoline and diesel oil sold by us in these transactions were based on the prices set by CNPC in accordance with prevailing government pricing policies. According to our audited financial statements for the financial year ended December 31, 2004, the Directors noted that the aggregate value of the purchases of production materials from PetroChina and the sales of petrochemical products to PetroChina during the same financial period exceeded the caps set out in the Waiver granted by the Stock Exchange of Hong Kong Limited in December 2001, the details of which are set out below:

                                                               TOTAL                     WAIVER CAP
                                                        TURNOVER FOR                    AS APPROVED
                                                      THE YEAR ENDED          ACTUAL    (PERCENTAGE
                                         AGGREGATE       31 DECEMBER      PERCENTAGE      OF ANNUAL
   TRANSACTION                               VALUE              2004     OF TURNOVER       TURNOVER
                                         (RMB'000)         (RMB'000)
   Purchase of production materials      7,447,892        31,857,423           23.4%            17%
   Sale of petrochemical products       11,548,928        31,857,423           36.3%            33%

We made an announcement to Shareholders regarding the exceed of caps for two continuing connected transactions. To avoid repeating the same omission, we will closely monitor volume of the continuing connected transactions with PetroChina on a quarterly basis. See ITEM 18. FINANCIAL STATEMENTS - CONSOLIDATED FINANCIAL STATEMENTS - NOTE 29.

         CNPC INSURANCE PROGRAMS

Beginning November 1, 1999, we began participating in the insurance programs established by CNPC and approved by the PRC government. Other than automobile insurance, we did not renew existing insurance policies with third party insurers when they expired in year 2000 and we replaced them with comparable policies offered by CNPC. The amount of insurance premiums payable by us to CNPC through PetroChina under the new insurance programs during the year ended December 31, 2004 was approximately RMB 33.0 million, and is expected to be approximately RMB 33.0 million in 2005. We believe that our participation in the CNPC insurance programs are on normal commercial terms on an arm's length basis in the ordinary and usual course of our business.

         DIRECTORS AND SUPERVISORS APPOINTED BY PARENT

Several of our directors, supervisors and senior officers hold or have held positions of responsibility in our Parent. In particular, Yu Li, the chairman of our Board of Directors, is general manager of PetroChina Jilin Petrochemical Branch Company; Zou Haifeng, the chairman of our Board of Supervisors, is a director of our Parent; Lan Yunsheng, one of our directors, is a deputy general manager of CP Finance, Ni Muhua and Jiang Jixiang, two of our Directors, are deputy managers of PetroChina Jilin Petrochemical Branch Company; Xu Fengli, one of our Directors, is a supervisor and chief of the general office of our Parent's board of supervisors; and Yang Jigang, one of our Supervisors, is deputy chief manager and chief engineer of our Parent's Chemical Production and Sales Branch Company.

INTERESTS OF EXPERTS

Not applicable.


ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

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

Dividend payments may be subject to PRC withholding tax. See ITEM 10. ADDITIONAL INFORMATION TAXATION - TAX ON DIVIDENDS.

See also, ITEM 3.  KEY INFORMATION - SELECTED FINANCIAL DATA - DIVIDENDS.

SIGNIFICANT CHANGES

Not applicable.


ITEM 9.  THE OFFER AND LISTING


OFFER AND LISTING DETAILS

Not applicable except for Item 9.A.4. and 9.C.

         PRICE HISTORY OF OUR SHARES

Set forth below is certain market information relating to the H Shares and ADSs in respect of the period from January 1, 2000 to April 29, 2005.

                              Price per H Share               Price per ADS
                                    (HK$)                         (US$)
                             High          Low              High          Low

2000                        0.740         0.350             9.437        4.375
2001                        1.210         0.345            15.250        4.750
2002                        0.810         0.480             9.800        5.750
2003                        1.720         0.570            22.300        7.350
2004                        2.950         0.880            37.210       11.200

2003
     First Quarter          0.780         0.570             9.150        7.350
     Second Quarter         1.020         0.560            12.200        7.900
     Third Quarter          1.410         0.890            17.470       11.800
     Fourth Quarter         1.720         1.270            22.300       16.200

2004
     First Quarter          1.850         1.400            24.290       18.200
     Second Quarter         1.830         0.880            23.500       11.200
     Third Quarter          1.660         1.160            20.900       14.950
     Fourth Quarter         2.950         1.620            37.210       20.500


2005
     First Quarter          3.120         2.150            39.300       28.130

     November, 2004         2.830         1.970            35.580       25.420
     December, 2004         2.950         2.470            37.210       31.860
     January, 2005          2.830         2.330            35.400       30.250
     February, 2005         2.920         2.450            36.840       32.010
     March, 2005            3.120         2.150            39.300       28.130
     April, 2005            2.330         1.670            29.970       21.160



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

Pursuant to PRC law, our domestic-listed shares were suspended from trading on the Shenzhen Stock Exchange on April 30, 2003 as a result of our reporting of three consecutive years of net losses from January 1, 2000 to December 31, 2002. Following our report of net profits for the period ended June 30, 2003, our domestic-listed shares resumed trading on September 25, 2003 on the Shenzhen Stock Exchange under the "special treatment" category provided under PRC law. As our net asset per share is higher than the par value of domestic-listed shares, Shenzhen Stock Exchange cancelled its "special treatment" to our domestic-listed shares on March 28, 2005. Our domestic-listed shares are no longer endangered of termination of trading, unless we are recorded for suffering from deficit in another consecutive 3-year period.

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

                  VOTING

Each of our shares is entitled to one vote on all matters submitted to a vote of our shareholders at all shareholder meetings, except for meetings of a special class of shareholders where only holders of shares of the affected class are entitled to vote on the basis of one vote per share of the affected class. We have adopted a cumulative voting rights system for the election of our directors. We decide election based on the votes each candidate receives until all directors have been elected.

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

DIVIDENDS AND PAYING AGENTS

Not Applicable.

STATEMENTS BY EXPERTS

Not applicable.

DOCUMENTS ON DISPLAY

You may inspect and copy our registration statements, including their exhibits and schedules, and the reports and other information we file with the Securities and Exchange Commission in accordance with the Securities Exchange Act of 1934 at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also inspect the registration statements, including their exhibits and schedules, at the office of the New York Stock Exchange, Wall Street, New York, New York 10005. Copies of such material may also be obtained from the Public Reference Section of the Securities and Exchange Commission at 450 First Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the Washington D.C. Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a website at http://www.sec.gov that contains registration statements, reports and other information regarding registrants that make electronic filings with the Securities and Futures Commission using its EDGAR system.

SUBSIDIARY INFORMATION

Not Applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The financial instruments we hold are exposed to fluctuations in relevant market rates. We generally do not use derivative financial instruments to mitigate such exposure and do not enter into any derivative financial instruments for trading purposes.

         INTEREST RATE RISK

We are exposed to interest rate risk primarily associated with our debt obligations. We did not engage in any interest rate hedging activities in 2004.

The following table provides information about our interest rate-sensitive financial instruments, consisting of our debt obligations denominated in local and foreign currencies, by their expected maturity dates and applicable average interest rates, as of December 31, 2004:

                                                                               THERE-                    FAIR
(AMOUNTS IN           2005        2006       2007        2008        2009       AFTER       TOTAL       VALUE
THOUSANDS OF
RMB)

SHORT-TERM LOANS

BANK AND OTHER LOANS - DENOMINATED IN RMB
Fixed rate          44,640        -           -           -           -           -        44.640      44,640
Average
interest rate         5.84%       -           -           -           -           -          -           -

LOANS FROM A FELLOW SUBSIDIARY - DENOMINATED IN RMB
Fixed rate       2,874,330        -           -           -           -           -     2,874,330   2,874,330
Average
interest rate         4.98%       -           -           -           -           -          -           -

TOTAL            2,918,970        -           -           -           -           -     2,918,970   2,918,970

LONG-TERM LOANS

LOANS FROM JILIN GROUP -  DENOMINATED IN UNITED STATES DOLLARS
Fixed rate          46,283      46,283     30,352      14,422         -           -       137,340     144,017
Average
interest rate        7.217%      7.217%     7.059%      6.550%        -           -          -           -

LOANS FROM JILIN GROUP - DENOMINATED IN JAPANESE YEN
Fixed rate          54,349      54,348     34,466      14,583         -           -       157,746     170,546
Average
interest rate        4.978%      4.978%     4.792%      4.100%        -           -          -           -

LOANS FROM JILIN GROUP-DENOMINATED IN EURO DOLLAR
Fixed rate          19,061      19,062        -           -           -           -        38,123      41,233
Average
interest rate        8.300%      8.300%       -           -           -           -          -           -

BANK AND OTHER LOANS - DENOMINATED IN UNITED STATES DOLLARS
Fixed rate          47,412      47,412     47,412      47,412      47,412      79,026     316,086     305,062
Average
interest rate        8.009%      8.009%     8.009%      8.009%      8.009%      1.852%       -           -
Variable rate         -           -       413,825        -           -           -        413,825     413,825
Average
interest rate         -           -         6.241%       -           -           -          -           -

TOTAL              167,105     167,105    526,055      76,417      47,412      79,026   1,063,120   1,074,683

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

The following table provides information about our foreign currency sensitive financial instruments, consisting of debt obligations denominated in foreign currencies, by their expected maturity dates and applicable average interest rates, as of December 31, 2004:

                                                                                     THERE-                    FAIR
(AMOUNTS IN THOUSANDS       2005       2006        2007        2008        2009       AFTER      TOTAL        VALUE
OF RMB)

LOANS FROM JILIN GROUP -  DENOMINATED IN UNITED STATES DOLLARS
Fixed rate                46,283     46,283      30,352      14,422           -           -    137,340      144,017
Average interest rate      7.217%     7.217%      7.059%      6.550%          -           -          -            -

LOANS FROM JILIN GROUP - DENOMINATED IN JAPANESE YEN
Fixed rate                54,349     54,348      34,466      14,583           -           -    157,746      170,546
Average interest rate      4.978%     4.978%      4.792%      4.100%          -           -          -            -

LOANS FROM JILIN GROUP-DENOMINATED IN EURO DOLLAR
Fixed rate                19,061     19,062           -           -           -           -     38,123       41,233
Average interest rate      8.300%     8.300%          -           -           -           -          -            -

BANK AND OTHER LOANS - DENOMINATED IN UNITED STATES DOLLARS
Fixed rate                47,412     47,412      47,412      47,412      47,412      79,026    316,086      305,062
Average interest rate      8.009%     8.009%      8.009%      8.009%      8.009%      1.852%         -            -
Variable rate                  -          -     413,825           -           -           -    413,825      413,825
Average interest rate          -          -      6.241%           -           -           -          -            -


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.  CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with participation of our management, including our general manager and our chief financial officer, we have performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, within 90 days of the filing date of this report, or the Evaluation Date. Based on this evaluation, our general manager and chief financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the material information required to be included in our Securities and Exchange Commission reports is recorded, processed, summarized and reported during the time period when this report was being prepared, except as disclosed in the following paragraphs.

INTERNAL CONTROLS


We are aware of the importance of maintaining controls and procedures and are working towards improving our controls and procedures. Beginning with the fiscal year ending December 31, 2006, Section 404 of the Sarbanes-Oxley Act of 2002, or
Section 404, will require us to include an internal control report of management with our annual report on Form 20-F. The internal control report must contain
(1) a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting, (2) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (3) management's assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not our internal control over financial reporting is effective and
(4) a statement that our independent auditors have issued an attestation report on management's assessment of our internal control over financial reporting.

In connection with the required Section 404 evaluation described above, we are currently preparing the documentation of internal controls, performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with such requirements by the effective date for compliance. Our efforts to implement standardized internal control procedures and develop the internal tests necessary to verify the proper application of the internal control procedures and their effectiveness will be a key area of focus for our Board of Directors, our Audit Committee and our senior management. This evaluation is expected to underlie the internal control report of management and auditor attestation requirements of Section 404.


ITEM 16A      AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16C      PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The following table summarizes the fees charged by PricewaterhouseCoopers, our principal accountant, for certain services rendered to us during 2002, 2003 and 2004.

                                                FOR THE YEAR ENDED
                                                     DECEMBER 31,
                                                 (IN MILLIONS OF RMB)
                                            2002       2003           2004
                                            ----       ----           ----
Audit fees (1).......................       3.00         4.25         3.50
Audit-related fees (2)...............          -            -            -
-
Tax fees (3).........................          -            -            -
All other fees (4)...................          -            -            -
Total................................       3.00         4.25         3.50

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

     o Our audit committee shall review the engagement of external auditor and its audit fees.

     o Our audit committee in its sole discretion then approves or disapproves the proposed engagement and fees and documents such approval, if given, through written resolutions or in the minutes of meetings, as the case may be.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

                                    PART III

ITEM 17.      FINANCIAL STATEMENTS

We have elected to provide the financial statements and related information specified in Item 18 in lieu of the information called for by this Item 17.

ITEM 18.      FINANCIAL STATEMENTS











                          INDEX OF FINANCIAL STATEMENTS

                                                                            PAGE

JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED
   CONSOLIDATED FINANCIAL STATEMENTS
   Report of Independent Registered Public Accounting Firm                    1
   Consolidated Income Statements for each of the three years
        in the period ended December 31, 2004                                 2
   Consolidated Balance Sheets as of December 31, 2003 and 2004               3
   Consolidated Cash Flow Statements for each of the three
        years in the period ended December 31, 2004                           4
   Consolidated Statements of Changes in Shareholders' Equity
        for each of the three years in the period ended December 31, 2004     6
   Notes to the Consolidated Financial Statements                             7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Jilin Chemical Industrial Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the consolidated financial position of Jilin Chemical Industrial Company Limited (the "Company") and its subsidiaries (the "Group") at December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net (loss) / profit for each of the three years in the period ended December 31, 2004 and the determination of consolidated shareholders' equity at December 31, 2003 and 2004 to the extent summarized in Note 31 to the consolidated financial statements.







PricewaterhouseCoopers
Certified Public Accountants

Hong Kong,
May 18, 2005



                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                         CONSOLIDATED INCOME STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
                (AMOUNTS IN THOUSANDS EXCEPT FOR PER SHARE DATA)


                                                                           YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------------------------

                                            NOTES              2002             2003             2004             2004
                                           --------    -------------   ---------------   -------------    -------------
                                                                RMB              RMB              RMB              US$

SALES                                       3, 30        13,138,387       20,652,809       31,857,423        3,849,142
Cost of sales                                           (12,518,955)     (19,125,842)     (28,821,880)     (3,482,375)
                                                       -------------   ---------------   -------------    -------------
GROSS PROFIT                                                619,432        1,526,967        3,035,543          366,767
Distribution costs                                          (34,933)         (29,338)         (24,586)         (2,971)
Administrative expenses                                    (797,434)        (574,051)        (440,660)        (53,242)
Shut down of manufacturing assets             6            (283,418)               -                -                -
Other operating (expenses) / income                          (9,683)         (28,260)          22,731            2,746
                                                        -------------   ---------------   -------------    -------------
(LOSS) / PROFIT FROM OPERATIONS               4            (506,036)         895,318        2,593,028          313,300
Interest expense                              7            (474,370)        (429,782)        (270,071)        (32,631)
Interest income                                               1,364            1,531            1,753              212
Exchange loss                                               (48,725)         (37,153)         (19,337)         (2,336)
Exchange gain                                                 7,675              546           10,685            1,291
Share of (loss) / profit of jointly
  controlled entities                                        (7,671)           9,664           36,113            4,363
Share of profit / (loss) of an
   associated company                                           125          (14,001)           4,397              531
                                                       -------------   ---------------   -------------    -------------
(LOSS) / PROFIT BEFORE INCOME TAXES                      (1,027,638)         426,123        2,356,568          284,730
Income taxes                                  9              (1,116)            (270)         171,418           20,711
                                                       -------------   ---------------   -------------    -------------
(LOSS) / PROFIT BEFORE MINORITY                          (1,028,754)         425,853        2,527,986          305,441
  INTERESTS
Minority interests                                            5,655            1,756           16,524            1,997
                                                       -------------   ---------------   -------------    -------------
NET (LOSS) / PROFIT                                      (1,023,099)         427,609        2,544,510          307,438
                                                       =============   ===============   =============    =============

BASIC AND DILUTED (LOSS) / PROFIT PER
  SHARE                                      10           RMB (0.29)          RMB 0.12       RMB 0.71             0.09
                                                        =============   ===============   =============    =============

NUMBER OF SHARES                             10           3,561,078        3,561,078        3,561,078        3,561,078
                                                       =============   ===============   =============    =============

   The accompanying notes are an integral part of these financial statements.




                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                           CONSOLIDATED BALANCE SHEETS
                        AS OF DECEMBER 31, 2003 AND 2004
                             (AMOUNTS IN THOUSANDS)


                                                                                    AT DECEMBER 31,
                                                                     ----------------------------------------------

                                                          NOTES             2003              2004            2004
                                                         --------    ------------    --------------   -------------
                                                                             RMB               RMB             US$

ASSETS
Current assets
  Cash and cash equivalents                                12             35,499            14,629           1,768
  Accounts receivable                                      13            184,756           265,245          32,048
  Inventories                                              14          1,568,093         2,606,053         314,874
  Prepaid expenses and other current assets                15            267,542           441,891          53,391
                                                                     ------------    --------------   -------------
Total current assets                                                   2,055,890         3,327,818         402,081
Property, plant and equipment                              16          9,929,535         9,368,990       1,131,999
Interests in a jointly controlled entity                   17             53,722            89,835          10,854
Investment in an associated company                        18              4,908             9,305           1,124
Intangible assets                                          19            621,534           515,047          62,230
Deferred income tax assets                                 22                  -           283,202          34,218
                                                                     ------------    --------------   -------------
TOTAL ASSETS                                                          12,665,589        13,594,197       1,642,506
                                                                    ============    ==============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable and accrued liabilities                 20          3,613,041         4,429,686         535,212
  Current income tax liabilities                                           1,295           113,079          13,663
  Short-term debt                                          21          4,101,999         3,086,075         372,872
                                                                     ------------    --------------   -------------
Total current liabilities                                              7,716,335         7,628,840         921,747
Long-term debt                                             21          2,407,898           896,015         108,260
                                                                     ------------    --------------   -------------
TOTAL LIABILITIES                                                     10,124,233         8,524,855       1,030,007
                                                                     ------------    --------------   -------------
MINORITY INTERESTS                                                        30,800            14,276           1,726
                                                                     ------------    --------------   -------------
SHAREHOLDERS' EQUITY                                                          ii                ii
State-owned shares                                         23          2,396,300         2,396,300         289,531
A shares                                                   23            200,000           200,000          24,165
H shares and ADSs (each representing 100 H shares)         23            964,778           964,778         116,568
                                                                     ------------    --------------   -------------
Share capital, issued and outstanding, RMB 1.00 par                    3,561,078         3,561,078         430,264
  value
Capital reserve                                            24          1,391,114         1,391,114         168,080
Revaluation reserve                                        24              8,274             7,301             882
Statutory common reserve fund                              24            160,155           160,155          19,351
Statutory common welfare fund                              24            140,997           140,997          17,036
Discretionary common reserve fund                          24            400,291           400,291          48,364
Accumulated losses                                                    (3,151,353)         (605,870)       (73,204)
                                                                      ------------    --------------   -------------
Shareholders' equity                                                   2,510,556         5,055,066         610,773
                                                                    ------------    --------------   -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            12,665,589        13,594,197       1,642,506
                                                                     ============    ==============   =============


   The accompanying notes are an integral part of these financial statements.




                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                        CONSOLIDATED CASH FLOW STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
                             (AMOUNTS IN THOUSANDS)


                                                                             YEAR ENDED DECEMBER 31,
                                                             ---------------------------------------------------------

                                                      NOTES         2002            2003           2004          2004
                                                             -----------    ------------    -----------    -----------
                                                                     RMB             RMB            RMB           US$

CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss) / profit                                         (1,023,099)        427,609      2,544,510       307,438
  Adjustments for:
    Minority interests                                            (5,655)         (1,756)       (16,524)      (1,996)
     Deferred income tax assets                         22             -               -       (283,202)     (34,218)
     Depreciation and amortization                      4      1,108,522       1,032,007      1,147,278       138,619
     Provision for impairment of receivables            4              -         100,713         11,050         1,335
     Provision for impairment of prepaid expenses
      and other current assets                          4         51,484               -          1,372           166
   Writedown of carrying value of property, plant
      and equipment                                     4        323,844               -              -             -
   Provision for impairment of property, plant
      and equipment                                     4              -               -          7,220           872
   Provision for impairment of intangible assets        4              -               -          6,698           809
   Inventory writedowns                                 4        139,985          12,856         77,544         9,369
   Shut down of manufacturing assets                    4        283,418               -              -
   Net (profit) / loss on disposal of property,                         )                              )
      plant and equipment                               4         (3,876          26,379        (26,412       (3,191)
     Share of loss / (profit) of jointly                                                )              )
      controlled entities                               17         7,671          (9,664        (36,113       (4,363)
     Share of (profit) / loss of an associated                          )                              )
      company                                                       (125          14,001         (4,397         (531)
     Interest income                                              (1,364)         (1,531)        (1,753)        (212)
     Interest expense                                   7        474,370         429,782        270,071        32,631
  Changes in working capital:
     Accounts and other receivables (net)                        379,056         330,044       (256,510)     (30,993)
      Inventories                                               (197,137)       (186,721)    (1,115,504)    (134,780)
     Payables and accrued liabilities (net)                      321,488       1,830,961      1,045,447       126,316
                                                             -----------    ------------    -----------    -----------
CASH GENERATED FROM OPERATIONS                                 1,858,582       4,004,680      3,370,775       407,271
  Interest received                                                1,364           1,531          1,753           212
  Interest paid                                                 (530,943)       (427,887)      (297,749)     (35,976)
                                                             -----------    ------------    -----------    -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                      1,329,003       3,578,324      3,074,779       371,507
                                                             -----------    ------------    -----------    -----------

   The accompanying notes are an integral part of these financial statements.




                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                        CONSOLIDATED CASH FLOW STATEMENTS
        FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004 (CONTINUED)
                             (AMOUNTS IN THOUSANDS)


                                                                          YEAR ENDED DECEMBER 31,
                                                       --------------------------------------------------------------

                                                               2002             2003            2004            2004
                                                       -------------    -------------   -------------    ------------
                                                                RMB              RMB             RMB             US$

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                     (791,725)        (675,078)       (642,091)        (77,580)
  Acquisition of Jilian (Jilin) Petrochemical
    Limited (Note 25)                                       (73,086)         (54,000)              -               -
  Purchase of intangible assets (Note 19)                    (7,542)          (6,394)            (40)             (5)
  Proceeds from disposal of property, plant and
    equipment                                                 7,141           13,335          74,289           8,976
  Dividends received                                          1,860                -               -               -
                                                       -------------    -------------   -------------    ------------
NET CASH USED IN INVESTING ACTIVITIES                      (863,352)        (722,137)       (567,842)        (68,609)
                                                       -------------    -------------   -------------    ------------
                                                                        -------------   -------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Capital investment by minority interests                        -              100               -               -
  Proceeds from new debt                                  4,867,375        5,440,491       9,004,241       1,087,929
  Repayments of debt                                     (5,335,405)      (8,294,084)    (11,532,048)     (1,393,348)
  Dividends paid to minority interests                       (1,733)               -               -               -
                                                       -------------    -------------   -------------    ------------
NET CASH USED IN FINANCING ACTIVITIES                      (469,763)      (2,853,493)     (2,527,807)       (305,419)
                                                       -------------    -------------   -------------    ------------
  (Decrease) / increase in cash and cash equivalents         (4,112)           2,694         (20,870)         (2,521)
  Cash and cash equivalents at beginning of year             36,917           32,805          35,499           4,289
                                                       -------------    -------------   -------------    ------------
  Cash and cash equivalents at end of year                   32,805           35,499          14,629           1,768
                                                       =============    =============   =============    ============

NON-CASH TRANSACTIONS
  Purchase of property, plant and equipment (Note
    29(j))                                                        -          159,500               -               -
                                                       =============    =============   =============    ============

   The accompanying notes are an integral part of these financial statements.





                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004
                             (AMOUNTS IN THOUSANDS)


                                                         SHARE                        RESERVES
                                                       CAPITAL    ACCUMULATED
                                                      (NOTE 23)          LOSSES       (NOTE 24)            TOTAL
                                                 -------------    --------------   -------------   --------------
                                                           RMB              RMB            RMB               RMB

Balance at January 1, 2002                           3,561,078       (2,558,558)     2,103,526         3,106,046
Net loss for the year                                        -       (1,023,099)             -        (1,023,099)
Transfer to retained earnings on realization
  of revaluation reserve                                     -            2,100         (2,100)                -
Transfer from retained earnings to reserves                  -             (378)           378                 -
                                                 -------------    --------------   -------------   --------------
Balance at December 31, 2002                         3,561,078       (3,579,935)     2,101,804         2,082,947
Net profit for the year                                      -          427,609              -           427,609
Transfer to retained earnings on realization
  of revaluation reserve                                     -              973           (973)                -
                                                 -------------    --------------   -------------   --------------
Balance at December 31, 2003                         3,561,078       (3,151,353)     2,100,831         2,510,556
Net profit for the year                                      -        2,544,510              -         2,544,510
Transfer to retained earnings on realization
  of revaluation reserve                                     -              973           (973)                -
                                                 -------------    --------------   -------------   --------------
Balance at December 31, 2004                         3,561,078         (605,870)     2,099,858         5,055,066
                                                 =============    ==============   =============   ==============
Balance at December 31, 2004 in US$                   430,264           (73,204)        253,713          610,773
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

The consolidated financial statements are expressed in Renminbi ("RMB"), the national currency of the PRC. Solely for the convenience of the reader, the December 31, 2004 primary financial statements and the US GAAP reconciliation shown in Note 31 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2004 for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York of US$1.00 = RMB 8.2765. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other rate on December 31, 2004, or at any other date.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

(B)      BASIS OF CONSOLIDATION


The consolidated financial statements include the financial statements of the Company and the subsidiaries in which the Group has the power to govern the financial and operating policies and generally accompanying an interest of more than 50 percent of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The results of operations of subsidiaries are included in the consolidated income statements, and the share attributable to minority interests is excluded from the results attributable to shareholders. Intercompany balances, transactions and unrealized gains on transactions between group companies are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

A listing of the Group's principal subsidiaries is set out in Note 32.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


2        SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(C)      INVESTMENTS IN ASSOCIATED COMPANIES

Associated companies are entities in which the Group holds, or over which the Group has significant influence, but which it does not control and generally accompanying a shareholding between 20% and 50% of the voting rights. Investments in associated companies are accounted for using the equity method. Such equity interests are initially recognized at cost and their carrying amount is increased or decreased to recognize the Group's share of the profits or losses of the associate after the date of acquisition and changes in equity that have not been included in the income statements. Unrealized gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. When the Group's share of losses in an associated company equals or exceeds its interest in the associated company including any other unsecured receivables, the Group does not recognize further losses, unless the Group has incurred obligations or made payments on behalf of the associated company.

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

The Group's interests in jointly controlled entities are accounted for using the equity method. Such equity interests are initially recognized at cost and their carrying amount is increased or decreased to recognize the Group's share of the profits or losses of the joint venture after the date of acquisition and changes in equity that have not been included in the income statements. Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Details of the Group's jointly controlled entities are shown in Note 17.

(E)      FOREIGN CURRENCY TRANSLATIONS

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the functional currency"). The consolidated financial statements are presented in Renminbi, which is the functional and presentation currency of all companies in the Group.

Foreign currency transactions of the Group are accounted for at the exchange rates prevailing at the date of the transactions; gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statements. Monetary assets and liabilities are translated at balance sheet date exchange rates.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


2        SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(F)      PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are initially recorded at cost less accumulated depreciation. Cost represents the purchase price of the asset and other costs directly incurred to bring the asset to working condition for its intended use. Subsequent to their initial recognition, property, plant and equipment are carried at revalued amounts less accumulated depreciation and accumulated impairment losses, if any. Revaluations are performed by independent qualified valuers on a regular basis. Revaluations are made with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Increases in the carrying amount arising on revaluation of property, plant and equipment are credited to revaluation reserve in shareholders' equity. Decreases that offset previous increases of the same asset are charged against that reserve; all other decreases are charged to the consolidated income statements. The difference between depreciation based on the revalued carrying amount of the asset (the depreciation charged to the consolidated income statements) and depreciation based on the asset's original cost is transferred from revaluation reserve to retained earnings.

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

Gains and losses on disposal of property, plant and equipment are determined by reference to their carrying amount and procedures, and are taken into account in determining net profit. On disposal of revalued assets, amounts in revaluation reserve relating to these assets are transferred to retained earnings.

Interest costs on debt to finance the construction of property, plant and equipment, together with exchange differences arising from foreign currency debt to the extent that they are adjustments to interest costs, are capitalized during the period of time that is required to complete and prepare the property for its intended use. All other debt costs are expensed.

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

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


2        SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(G)      INTANGIBLE ASSETS

(i) Technical know-how

      The purchase costs of technical know-how relate to certain production facilities and are included as part of the total contract price of the construction contract and are distinguishable. They are capitalized as intangible assets at cost, unless they are acquired in a business combination that is an acquisition in which case they are recorded at fair value. They are amortised using the straight-line method over the estimated useful life of 10 years, starting from the date when the underlying facilities are completed and ready for their intended use.

      Technical know-how is not revalued and its carrying amount is reviewed annually and adjusted for impairment where it is considered necessary. An impairment loss is recognized in the consolidated income statements whenever the carrying amount of an asset exceeds its recoverable amount.

 (ii) Land use rights

      Land use rights acquired as part of a business combination that is an acquisition are recorded at fair value less subsequent accumulated amortization. Fair value is determined based on valuation performed by independent valuers.

      Land use rights are amortised using the straight-line method over their lease terms of 50 years.

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

(H)      INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost is determined by the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads, but excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

(I)      TRADE RECEIVABLES

Trade receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers. The amount of the provision is recognized in the consolidated income statements.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


2        SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

 (J)     CASH AND CASH EQUIVALENTS

Cash and cash equivalents are carried on the balance sheet at cost and comprise cash on hand and bank deposits with maturities of three months or less from the time of purchase.

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

(L)      DEBT

Debt is recognized initially at the proceeds received, net of transaction costs incurred. Debt is subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statements over the period of the debt.

(M)      REVENUE RECOGNITION

Revenue comprises the sale of petroleum products, petrochemical and organic chemical products, chemical fertilisers and inorganic chemicals, synthetic rubber products and other products and services. Sales are recognized upon delivery of products and customer acceptance, if any, or performance of services, net of sales taxes and discounts. Revenues are recognized only when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

(N)      RESEARCH AND DEVELOPMENT EXPENSES

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditures are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

(O) GOVERNMENT GRANT RELATED TO INCOME AND SUBSIDIES

Government grant related to income and subsidies are recognized as income upon approval by the relevant government authorities, at which stage the eventual collectibility is assured.

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

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



2        SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(Q)      PROVISIONS

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

(R)      RELATED PARTIES

Related parties are corporations in which CNPC is a major beneficial shareholder and is able to exercise control or significant influence.

(S)      FINANCIAL INSTRUMENTS

Financial instruments carried on the consolidated balance sheet include cash and bank balances, receivables, payables, and debt. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item and in Note 26.

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

(U)      SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.


3        SALES

Sales represents revenues from the sale of petroleum, petrochemical and chemical products. Analysis of sales by segment is shown in Note 30.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

4         PROFIT/(LOSS) FROM OPERATIONS

         Profit/(loss) from operations is arrived at after crediting and charging the following items:

                                                                     YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------

                                                                 2002            2003              2004
                                                          -------------   --------------    -------------
                                                                  RMB             RMB               RMB


 Crediting
   Government grants and subsidies                                   -             502                -
 Charging
  Amortization of intangible assets                             79,980         101,642          110,086
   Auditors' remuneration                                        3,000           4,250            3,500
   Cost of inventories (approximates cost of sales)
      recognized as expense                                 12,518,955      19,125,842       28,708,451
   Depreciation on property, plant and equipment             1,028,542         930,365        1,037,192
   Writedown of carrying value of property, plant and
      equipment (included in "administrative expenses")
      (Note 16(a))                                             323,844               -                -
   Employee compensation costs (including directors'
      and supervisors' emoluments) (Note 5)                    517,360         625,700          747,770
   Shut down of manufacturing assets (Note 6)                  283,418               -                -
   Net loss/(profit) on disposal of property, plant and
      equipment                                                 (3,876)         26,379          (26,412)
   Operating lease rentals on land and buildings                 9,453          10,501            7,680
   Operating lease rentals on plant and machinery                    -           2,463           27,733
   Provision for impairment of property, plant and
      equipment (included in "cost of sales") (Note 16)              -               -            7,220
   Provision for impairment of intangible assets
      (included in "cost of sales") (Note 19)                        -               -            6,698
   Provision for impairment of receivables (included in
      "administrative expenses") (Note 13)                           -         100,713           11,050
   Provision for impairment of prepaid expenses and
      other current assets (included in "other
      operating expenses") (Note 15)                            51,484               -            1,372
   Inventory writedowns (included in "cost of sales")
      (Note 14)                                                139,985          12,856           77,544
   Repair and maintenance                                      560,010         264,613          351,938
   Research and development expenditure                         3,927            1,764            2,726


                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


5        EMPLOYEE COMPENSATION COSTS

                                             YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------

                                         2002             2003            2004
                                   -----------   --------------    -------------
                                          RMB              RMB             RMB

 Wages and salaries                   344,130          434,880         520,160
 Retirement benefit cost               84,150           89,230         106,290
 Staff welfare                         89,080          101,590         121,320
                                   -----------   --------------    -------------
                                      517,360          625,700         747,770
                                   ===========   ==============    =============

The Group participates in the retirement benefit plan organized by the provincial government under which it is required to make monthly contributions to the plan at 25% of the basic salaries as set by the government for the relevant periods. The Group currently has no other obligations for the payment of retirement and other post-retirement benefits of employees other than the monthly contributions described above.

6        SHUT DOWN OF MANUFACTURING ASSETS

During the year ended December 31, 2002 the Group recorded direct charges totaling RMB 283,418 representing property, plant and equipment permanently withdrawn from use (Note 16) as a result of management decisions to shut down certain less efficient manufacturing facilities. The cost to dismantle or to remove related shutdown facilities were minimal and have been included in the consolidated income statements.

7        INTEREST EXPENSE

                                         YEAR ENDED DECEMBER 31,
                                --------------------------------------------

                                     2002              2003           2004
                                -----------    -------------   -------------
                                      RMB               RMB            RMB
Interest on
     Bank loans                    65,028            96,480         33,510
     Other loans                  459,364           356,737        236,561
Less: Amounts capitalized         (50,022)          (23,435)             -
                                -----------    -------------   -------------
                                  474,370           429,782        270,071
                                ===========    =============   =============


Amounts capitalized were debt costs related to funds borrowed specifically for the purpose of constructing qualifying assets. Interest rates on such capitalized debt ranged from 5.50% to 5.86% and 5.50% per annum for the years ended December 31, 2002 and 2003, respectively.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



8        EMOLUMENTS OF DIRECTORS AND SUPERVISORS

Details of the directors' and supervisors' emoluments are as follows:

                                                              YEAR ENDED DECEMBER 31,
                                               ---------------------------------------------

                                                     2002              2003            2004
                                               ------------   -------------- -- ------------
                                                      RMB               RMB             RMB

 Fees                                                  60                80              80
 Salaries, allowances and other benefits              374               472             675
 Contribution to retirement benefit scheme             10                 7               9
                                               ------------   --------------    ------------
                                                      444               559             764
                                               ============   ==============    ============


The emoluments of the directors and supervisors fell within the following band:

                                                            YEAR ENDED DECEMBER 31,
                                               --------------------------------------------

                                                    2002               2003           2004
                                               -----------    -------------    ------------
                                                  NUMBER             NUMBER         NUMBER

 Nil - RMB 1,064                                      16                 16             16
                                               ===========    =============    ============


Fees for directors and supervisors disclosed above included RMB 45, RMB 80 and RMB 80 paid to independent non-executive directors for the years ended December 31, 2002, 2003 and 2004, respectively.

None of the directors and supervisors has waived their remuneration during the three years ended December 31, 2004.

The five highest paid individuals in the Group for each of the three years in the period ended December 31, 2004 were also directors or supervisors and their emoluments are reflected in the analysis presented above.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



9        INCOME TAXES

                                           YEAR ENDED DECEMBER 31,
                                   -------------------------------------------

                                        2002             2003            2004
                                   ----------    -------------   -------------
                                         RMB              RMB             RMB

PRC income tax                           352              270         111,784
Share of tax of jointly
  controlled entities                    764                -               -
Deferred tax                               -                -        (283,202)
                                   ----------    -------------   -------------
                                       1,116              270        (171,418)
                                   ==========    =============   =============

In accordance with the relevant PRC income tax rules and regulations, the enacted PRC income tax rate applicable to the Group during the three years ended December 31, 2004 is 33%. Certain subsidiaries and jointly controlled entities are Sino-foreign joint ventures and are entitled to certain tax concessions available to foreign investment production enterprises operating in the PRC. These tax concessions include a five-year tax holiday under which these enterprises are exempt from income tax for the first two years commencing from the first profitable year of operation followed by a 50% reduction in the income tax rate for three years thereafter.

The tax on the Group's income before income taxes differs from the theoretical amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

                                                                        YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------------

                                                                     2002             2003            2004
                                                             -------------    -------------   -------------
                                                                      RMB              RMB             RMB

Profit/(Loss) before income taxes                              (1,027,638)         426,123       2,356,568
                                                             -------------    -------------   -------------

Tax calculated at a rate of 33%                                  (339,121)         140,621         777,667
(Utilization and recognition of previously unrecognized
    deferred tax assets)/unrecognized deferred tax assets         345,141         (133,827)       (899,719)
Approved income tax deduction relating to capital
    expenditures (Note(a))                                              -                -         (65,561)
Other                                                              (4,904)          (6,524)         16,195
                                                             -------------    -------------   -------------
Tax expense                                                         1,116              270        (171,418)
                                                             =============    =============   =============


(a) In accordance with a PRC income tax regulation, upon the approval of provincial tax authorities, 40% of certain capital expenditures relating to technology upgrade of property, plant and equipment can be used to offset the income tax provision. In 2004, such capital expenditures approved by the provincial tax authorities amounted to Rmb 65,561 (2003 and 2002: nil) and were recorded as a deduction of income tax expense for the year.

10       BASIC AND DILUTED (LOSS)/ PROFIT PER SHARE

Basic and diluted (loss)/profit per share have been computed by dividing net
(loss)/profit for the year by the weighted average number of shares issued and outstanding for the year (2002: 3,561,078,000 shares, 2003: 3,561,078,000 shares, 2004: 3,561,078,000 shares).

There are no dilutive potential ordinary shares.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



11       DIVIDEND

No dividend was declared in respect of 2002, 2003 and 2004.

12       CASH AND CASH EQUIVALENTS

                                                     AT DECEMBER 31,
                                               ----------------------------

                                                      2003            2004
                                               ------------   -------------
                                                       RMB             RMB

Cash at bank and on hand                            35,499          14,629
                                               ============   =============

The weighted average effective interest rate on bank deposits was 0.72% (2003:
0.72%) for the year ended December 31, 2004.

13        ACCOUNTS RECEIVABLE

                                                      AT DECEMBER 31,
                                               ----------------------------

                                                     2003             2004
                                               ------------   -------------
                                                      RMB              RMB

Due from third parties                            815,487          502,942
Due from related parties
- PetroChina Group Companies                       41,663          211,530
- CNPC Group Companies                                191                -
- JCGC Group Companies                            171,927          169,077
- An associated company                            23,759           23,138
                                               ------------   -------------
                                                 1,053,027          906,687
Less: Provision for impairment loss              (868,271)        (641,442)
                                               ------------   -------------
                                                  184,756          265,245
                                               ============   =============

Amounts due from related parties are interest free and unsecured. Related parties are offered credit terms of no more than 30 days. Most of the sales to third parties are realized on cash basis.

Movements in provision for impairment loss are as follows:

                                                 YEAR ENDED DECEMBER 31,
                                        ---------------------------------------

                                              2002          2003          2004
                                        -----------  ------------   -----------
                                               RMB           RMB           RMB

Balance at beginning of year               840,378       865,215       868,271
Provision                                        -       100,713        11,050
Amount written off against provision             -       (97,657)     (237,879)
Acquisition of Jilian                       24,837             -             -
                                        -----------  ------------   -----------
Balance at end of year                     865,215       868,271       641,442
                                        ===========  ============   ===========

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


14       INVENTORIES

                                                      AT DECEMBER 31,
                                               ---------------------------------

                                                       2003               2004
                                               --------------   ----------------
                                                        RMB                RMB

Raw materials
 - at cost                                          538,646          1,076,914
 - at net realizable value                          151,975            147,142
Work in progress
 - at cost                                          252,213            686,171
 - at net realizable value                            9,559                505
Finished goods
 - at cost                                          101,036            265,152
 - at net realizable value                          186,843            179,325
Spare parts
 - at cost                                            1,735                  -
 - at net realizable value                          320,257            243,641
Low value consumables and packing materials
 - at cost                                            2,738              6,852
 - at net realizable value                            3,091                351
                                               --------------   ----------------
                                                  1,568,093          2,606,053
                                               ==============   ================

Movements in provision for inventory writedowns are as follows:

                                                 YEAR ENDED DECEMBER 31,
                                        ----------------------------------------

                                              2002          2003          2004
                                        -----------   -----------   ------------
                                               RMB           RMB           RMB

Balance at beginning of year               236,631       178,764       178,753
Provision                                    8,701        12,856        77,544
Amount written off against provision       (74,529)      (12,867)            -
Acquisition of Jilian                        7,961             -             -
                                        -----------   -----------   ------------
Balance at end of year                     178,764       178,753       256,297
                                        ===========   ===========   ============

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



15       PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                        AT DECEMBER 31,
                                               -----------------------------

                                                     2003             2004
                                               -----------    --------------
                                                     RMB              RMB

 Other receivables                                 99,108          109,824
 Amounts due from related parties
 - CNPC Group Companies                                 -            7,172
 - JCGC Group Companies                            33,250          138,347
 - A jointly controlled entity                        455                -
 - An associated company                                -              239
 Down payments to suppliers                       194,477          239,834
 Prepaid expenses                                  12,395           19,856
                                               -----------    --------------
                                                  339,685          515,272
 Less: Provision for impairment loss              (72,143)         (73,381)
                                               -----------    --------------
                                                  267,542          441,891
                                               ===========    ==============

Amounts due from related parties are interest free, unsecured and repayable in accordance with normal commercial terms.

Movements in provision for impairment loss are as follows:

                                                  YEAR ENDED DECEMBER 31,
                                          -------------------------------------

                                               2002         2003          2004
                                          ----------  -----------   -----------
                                                RMB          RMB           RMB

 Balance at beginning of year                23,465       76,238        72,143
 Provision                                   51,484            -         1,372
 Amount written off against provision             -       (4,095)         (134)
 Acquisition of Jilian                        1,289            -             -
                                          ----------  -----------   -----------
 Balance at end of year                      76,238       72,143        73,381
                                          ==========  ===========   ===========

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

16       PROPERTY, PLANT AND EQUIPMENT

                                    BUILDINGS        PLANT AND        CONSTRUCTION    TOTAL

                                                      MACHINERY        IN PROGRESS
                                   ---------------- ---------------- --------------- ----------------
                                    RMB              RMB             RMB             RMB

COST OR VALUATION
At December 31, 2003               1,753,083     14,558,398         35,492     16,346,973
Additions                             31,615         70,251        440,135        542,001
Transfer to fixed assets              11,984        400,774       (412,758)          --
Transfer to intangible assets           --             --          (10,257)       (10,257)
Disposals                            (24,008)      (196,628)          --         (220,636)
                                 -----------    -----------    -----------    -----------
At December 31, 2004               1,772,674     14,832,795         52,612     16,658,081
                                 -----------    -----------    -----------    -----------
ACCUMULATED DEPRECIATION             711,749      5,705,689           --        6,417,438
At December 31, 2003
Charge for the year                   82,846        954,346           --        1,037,192
Disposals                            (12,660)      (160,099)          --         (172,759)
                                 -----------    -----------    -----------    -----------
At December 31, 2004                 781,935      6,499,936           --        7,281,871
                                 -----------    -----------    -----------    -----------
PROVISION FOR IMPAIRMENT                --             --             --             --
At December 31, 2003
Impairment charge (Note(i))             --             --            7,220          7,220
                                 -----------    -----------    -----------    -----------
At December 31, 2004                    --             --            7,220          7,220
                                 -----------    -----------    -----------    -----------

NET BOOK VALUE
At December 31, 2004                 990,739      8,332,859         45,392      9,368,990
                                 ===========    ===========    ===========    ===========
At December 31, 2003               1,041,334      8,852,709         35,492      9,929,535
                                 ===========    ===========    ===========    ===========

Carrying value of fixed assets
 had they been stated at cost
 less accumulated depreciation     1,022,633      8,451,931         45,392      9,519,956
                                 ===========    ===========    ===========    ===========


(i) Certain construction in progress have been discontinued since 2004 and are not expected to restart in the foreseeable future. Accordingly, an impairment provision was made against the construction in progress based on the excess of the carrying amount over the recoverable amount.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


16       PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

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

17       INTERESTS IN A JOINTLY CONTROLLED ENTITY

                                                  AT DECEMBER 31,
                                      --------------------------------------

                                               2003                   2004
                                      --------------    --------------------
                                                RMB                    RMB

Share of net assets                          53,722                 89,835
                                      ==============    ====================

Movements of the share of net assets is set out as follows:

                                  AT DECEMBER       SHARE OF      AT DECEMBER
                                     31, 2003         PROFIT         31, 2004
                                 ------------    -----------    -------------
                                          RMB            RMB              RMB

Jilin Province BASF JCIC
   NPG Co., Ltd. ("BASF")            53,722         36,113           89,835
                                 ============    ===========    =============

The jointly controlled entity is an unlisted company with limited liability established and operating in the PRC.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


17       INTERESTS IN A JOINTLY CONTROLLED ENTITY (CONTINUED)

Particulars of the jointly controlled entity at December 31, 2004 are set out as follows:

                      PAID-UP       ATTRIBUTABLE
                      CAPITAL      EQUITY INTEREST (%)
 COMPANY NAME         RMB         2004     2003      PRINCIPAL ACTIVITIES
-----------------  ----------  ---------------------  --------------------------
                                                        Manufacture of
  BASF               150,000          40      40        petrochemical products


There was no change in the interests held in BASF during 2003 and 2004.

There were no material contingencies or commitments relating to BASF at December 31, 2004 and 2003.

A summary of the financial position and operating results of the jointly controlled entities is as follows:

                            CERTAIN FINANCIAL INFORMATION OF
                                JOINTLY CONTROLLED ENTITIES              GROUP'S SHARE
                         ----------------------------------------------------------------------
                            2002        2003         2004       2002         2003      2004
                         ----------   ----------  ----------  ----------  ---------  ----------
                            RMB           RMB        RMB         RMB         RMB         RMB

Non-current assets         103,446      89,506      77,750      41,378      35,802      31,100
Current assets              51,458      63,021     148,989      20,583      25,209      59,597
Current liabilities         29,028      18,222       2,151      11,611       7,289         862
Non-current liabilities     15,731        --          --         6,292        --          --
Turnover                   613,439     148,694     232,113     370,319      59,478      92,845
Gross profit                81,130      44,918     114,077      46,335      17,967      45,631
Other expense              (94,388)    (20,758)    (23,794)    (54,006)     (8,303)     (9,518)
Income/(loss) before
   income taxes            (13,258)     24,160      90,283      (7,671)      9,664      36,113
Income taxes                (1,175)       --          --          (764)       --          --
Net income/(loss)          (14,433)     24,160      90,283      (8,435)      9,664      36,113
                          ========    ========    ========    ========    ========    ========

Certain 2002 financial information presented above included the financial information of Jilian (Jilin) Petrochemicals Limited ("Jilian"), which became a part of the Company in December 2002 (Note 25). Its financial information is therefore not shown as a jointly controlled entity of the Group in the 2003 and 2004 financial information presented above.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



18       INVESTMENT IN AN ASSOCIATED COMPANY

                                                      AT DECEMBER 31,
                                          -------------------------------------

                                                     2003                 2004
                                          ----------------     ----------------
                                                      RMB                  RMB

Share of net assets                                 4,908                9,305
                                          ================     ================

The associated company is an unlisted company with limited liability established and operating in the PRC.

Particulars of the associated company are set out as follows:

                                             ATTRIBUTABLE
 COMPANY NAME               PAID-UP CAPITAL    EQUITY
                                  RMB        INTEREST (%)   PRINCIPAL ACTIVITIES
-------------------------  ----------------  -----------------------------------

 Jilin Lianli Industrial        42,214           47          Wholesaling and
 Co.,  Ltd.                                                  retailing of
                                                             petrochemical
                                                             products

There was no change in the interest held in the associated company during 2003 and 2004.

19       INTANGIBLE ASSETS

                                               TECHNICAL          LAND USE
                                                KNOW-HOW            RIGHTS          OTHERS             TOTAL
                                       ------------------ ---------------------------------- ----------------
                                                     RMB   RMB                         RMB               RMB

   COST
   At December 31, 2003                          914,208            61,843          84,089         1,060,140
   Transfer from construction in
      progress                                    10,257                 -               -            10,257
   Additions                                          40                 -               -                40
                                       ------------------ ---------------------------------- ----------------
   At December 31, 2004                          924,505            61,843          84,089         1,070,437
                                      ------------------ ---------------------------------- ----------------
   ACCUMULATED AMORTIZATION                      386,758            11,279          40,569           438,606
   At December 31, 2003
   Charge for the year                            99,510             1,257           9,319           110,086
                                       ------------------ ---------------------------------- ----------------
   At December 31, 2004                          486,268            12,536          49,888           548,692
                                       ------------------ ---------------------------------- ----------------
   PROVISION FOR IMPAIRMENT                            -                 -               -                 -
   At December 31, 2003
   Impairment charge (Note (i))                    6,698                 -               -             6,698
                                       ------------------ ---------------------------------- ----------------
   At December 31, 2004                            6,698                 -               -             6,698
                                       ------------------ ---------------------------------- ----------------
                                                 431,539            49,307          34,201           515,047
   NET BOOK VALUE
   At December 31, 2004
                                       ================== ================================== ================
   At December 31, 2003                          527,450            50,564          43,520           621,534
                                       ================== ================================== ================

(i) Certain technical know-how was replaced by new techniques in 2004 and the carrying amounts of the technical know-how were therefore fully provided.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



20       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                       AT DECEMBER 31,
                                              -----------------------------

                                                     2003             2004
                                              ------------    -------------
                                                      RMB              RMB

Trade payables                                  1,765,178        1,709,398
Advances from customers                           457,114          639,698
Salaries and welfare payable                      158,468          197,094
Other payables and accrued liabilities            122,018          121,461
Amounts due to related parties
- PetroChina Group Companies                      957,305        1,667,303
- CNPC Group Companies                              3,764                -
- JCGC Group Companies                            140,565           85,623
- An associated company                             8,629            9,109
                                              ------------    -------------
                                                3,613,041        4,429,686
                                              ============    =============

Amounts due to related parties are interest free, unsecured and with no fixed term of repayment.

21       DEBT

(A)      SHORT-TERM DEBT

                                                    AT DECEMBER 31,
                                              -----------------------------

                                                      2003             2004
                                              ------------    -------------
                                                       RMB              RMB

  Bank loans - unsecured (Note (i))                49,600            44,640
             - secured                                  -                 -
                                              ------------    -------------
                                                   49,600            44,640
  Loans from a fellow subsidiary (Note (ii))    3,155,000         2,874,330
                                              ------------    -------------
                                                3,204,600         2,918,970
  Current portion of long-term debt               897,399           167,105
                                              ------------    -------------
                                                4,101,999         3,086,075
                                              ============    =============

(i) At December 31, 2004, bank loans bear interest at the rate ranging from 5.84% to 7.25% (2003: 5.55%) per annum and are guaranteed by Jilin Merchandise Group, a third-party to the Group.

(ii) The outstanding loans are the drawn down part of the debt facilities provided by China Petroleum Finance Company Limited ("CP Finance"), a subsidiary of CNPC and a non-bank financial institution approved by the People's Bank of China, totaling Rmb 8 billion. The loans are unsecured and bear interest at the rate ranging from 4.776% to 5.019% (2003:
       5.019%) per annum. On February 6, 2004, CP Finance agreed to extend the debt facilities period to December 31, 2005.

(iii)  The carrying amounts of short-term debt approximate their fair value.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



21       DEBT (CONTINUED)

(B) LONG-TERM DEBT

                                                                                     AT DECEMBER 31,
                                                                             -------------------------
                              INTEREST RATE AND FINAL MATURITY                     2003        2004
                             ---------------------------------------------   -------------------------
                                                                                    RMB         RMB
Renminbi-
denominated loans
---------------------------

Industrial and Commercial    Fixed interest rate of 6.03% per annum as of
  Bank of China              December 31, 2003, with maturities through
                             2004, repaid in 2004                                  9,500         --

CP Finance                   Majority variable interest rates ranging
                             from 5.18% to 5.42% per annum as of December
                             31, 2003, with maturities through 2007,
                             repaid in 2004                                    1,636,900          --

US dollar -
denominated loans
---------------------------

Construction Bank of         Fixed interest rates ranging from 8.42% to
  China                      8.66% per annum as of December 31, 2004,
                             with maturities through 2010                        283,415     239,035

China Development            Fixed interest rate of 5.50% as of December
  Bank                       31, 2003, and floating interest rate set by
                             government in the following years, with
                             maturities through 2012, repaid in 2004             856,705          --

JCGC Group                   Fixed interest rates ranging from 6.55% to
Companies                    7.86% per annum as of December 31, 2004,
                             with maturities through 2008                        183,627     137,340

Bank of China                Interest free as of December 31, 2004, with
                             maturities through 2029                              77,052      77,051

Bank of China                Variable interest rates of Libor + 0.6% as of
                             December 31, 2004, with maturities through
                             2007                                                    --      413,825

Japanese Yen -
denominated loans
---------------------------

JCGC Group                   Fixed interest rates ranging from 4.10% to
Companies                    5.30% per annum as of December 31, 2004,
                             with maturities through 2008                        205,607     157,746


                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


21       DEBT (CONTINUED)

(B)      LONG-TERM DEBT (CONTINUED)

                                                                                        AT DECEMBER 31,
                                                                                 ----------------------------
                                    INTEREST RATE AND FINAL MATURITY                    2003        2004
                            --------------------------------------------------   -------------  -------------
                                                                                         RMB         RMB
Euro -
denominated loans
---------------------------

JCGC Group Companies        Fixed interest rate of  8.30% per annum as of
                            December 31, 2004, with maturities through 2006            52,491       38,123
                                                                                 -------------  -------------
Total long-term debt                                                                3,305,297     1,063,120
Less: Current portion of
       long-term debt                                                                (897,399)     (167,105)
                                                                                 -------------  -------------
                                                                                    2,407,898       896,015
                                                                                 =============  =============


  At December 31, 2004, all long-term debt are unsecured (2003: Same).

  At December 31, 2004, long-term debt of Rmb 333,209 (2003: Rmb 441,725) from JCGC Group Companies were borrowed from certain banks through JCGC Group Companies.

  The periods in which the short-term and long-term debt reprice and the exposure of the debt of the Group to interest rate changes are as follows:

                                              AT DECEMBER 31,
                                        -----------------------------

                                               2003             2004
                                        ------------   --------------
                                                RMB              RMB

6 months or less                            112,500           83,553
6 - 12 months                             4,989,499        3,416,348
1 - 5 years                                 926,350          403,163
Over 5 years                                481,548           79,026
                                        ------------   --------------
                                           6,509,897        3,982,090
                                        ============   ==============

                                              AT DECEMBER 31,
                                        -----------------------------

                                               2003             2004
                                        ------------   --------------
                                                RMB              RMB

Total debt:
- at fixed rates                          4,872,997        3,568,265
- at variable rates                       1,636,900          413,825
                                        ------------   --------------
                                          6,509,897        3,982,090
                                        ============   ==============

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


21       DEBT (CONTINUED)

(B)      LONG-TERM DEBT (CONTINUED)

The weighted average effective interest rates at the balance sheet date are as follows:

Weighted average effective interest rates:
- bank loans                                               5.85%           5.15%
- loans from related parties                               5.18%           5.11%

The carrying amounts and fair values of long-term debt are as follows:

                                      CARRYING VALUES                  FAIR VALUES
                                 ---------------------------   ----------------------------
                                      AT DECEMBER 31,                AT DECEMBER 31,
                                 ---------------------------   ----------------------------
                                      2003            2004            2003            2004
                                 -----------    ------------   ------------    ------------
                                       RMB             RMB             RMB             RMB

Bank loans                        1,226,672         729,911      1,191,836         718,887
Loans from related parties        2,078,625         333,209      2,121,108         355,796
                                 -----------    ------------   ------------    ------------
                                  3,305,297       1,063,120      3,312,944       1,074,683
                                 ===========    ============   ============    ============


The fair values are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest available to the Group for financial instruments with substantially the same terms and characteristics at the balance sheet date. Such discount rates ranged from 0.86% to 5.92% as of December 31, 2004 depending on the type of the debt. The carrying amounts of current portion of long term debt approximate their fair value.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


21       DEBT (CONTINUED)

(B)      LONG-TERM DEBT (CONTINUED)

Maturities of long-term debt at the balance sheet date are as follows:

                                                     AT DECEMBER 31,
                                               -------------------------------

                                                     2003               2004
                                               ------------   ----------------
                                                      RMB                RMB

Bank loans
- within one year                                 149,032             47,412
- between one to two years                        181,532             47,412
- between two to three years                      160,530            461,237
- between three to four years                     127,015             47,412
- between four to five years                      127,015             47,412
- after five years                                481,548             79,026
                                               ------------   ----------------
                                                1,226,672            729,911
                                               ============   ================

                                                     AT DECEMBER 31,
                                               -------------------------------

                                                     2003               2004
                                               ------------   ----------------
                                                      RMB                RMB

Loans from related parties
- within one year                                 748,367            119,693
- between one to two years                        121,468            119,693
- between two to three years                      116,468             64,818
- between three to four years                   1,063,764             29,005
- between four to five years                       28,558                  -
- after five years                                      -                  -
                                               ------------   ----------------
                                                2,078,625            333,209
                                               ============   ================

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


22       DEFERRED INCOME TAX

Deferred income tax is calculated in full on temporary differences under the liability method using a principal tax rate of 33% for the three years ended December 31, 2004.

Deferred tax balances are attributable to the following items:

                                                         AT DECEMBER           INCOME         AT DECEMBER
                                                             31, 2003      STATEMENTS            31, 2004
                                                     ----------------   --------------    -----------------
                                                                  RMB             RMB                  RMB
 Deferred tax liabilities:
 Non-current:
   Revaluation of fixed assets (Note 16)                        3,266            (479)               2,787
   Exchange gain in respect of loans borrowed for
   fixed assets                                                20,717          (2,413)              18,304
   Deferred tax effect on housing subsidy cost                 14,363          (3,075)              11,288
   Deferred tax effect on accelerated depreciation
   and amortization                                                 -         119,622              119,622
                                                      ----------------   --------------    -----------------
 Total deferred tax liabilities                                38,346         113,655              152,001
                                                     ----------------   --------------    -----------------

 Deferred tax assets:
 Non-current:
   Deferred tax effect on tax losses                           38,346         (38,346)                   -
   Deferred tax effect on deductible temporary
   differences                                                      -         435,203              435,203
                                                    ----------------   --------------    -----------------
 Total deferred tax assets                                     38,346         396,857              435,203
                                                     ----------------   --------------    -----------------

 Net deferred tax balance                                           -         283,202              283,202
                                                     ================   ==============    =================

                                                          AT DECEMBER          INCOME          AT DECEMBER
                                                             31, 2002       STATEMENT             31, 2003
                                                     ----------------   --------------    -----------------
                                                                  RMB             RMB                  RMB
 Deferred tax liabilities:
 Non-current:
    Revaluation of fixed assets (Note 16)                       3,745            (479)               3,266
    Exchange gain in respect of loans borrowed for
    fixed assets                                               23,130          (2,413)              20,717
    Deferred tax effect on housing subsidy cost                17,438          (3,075)              14,363
                                                     ----------------   --------------    -----------------
 Total deferred tax liabilities                                44,313          (5,967)              38,346
                                                     ----------------   --------------    -----------------

 Deferred tax assets:
 Non-current:
    Deferred tax effect on tax losses                          44,313          (5,967)              38,346
                                                    ----------------   --------------    -----------------
 Total deferred tax assets                                     44,313          (5,967)              38,346
                                                     ----------------   --------------    -----------------

 Net deferred tax balance                                           -               -                    -
                                                     ================   ==============    =================


                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



22       DEFERRED INCOME TAX (CONTINUED)

In 2004, the changes in commercial environment caused significant increase in market demand for petrochemical, organic chemical and synthetic rubber products which resulted the increase in sales prices and therefore gross margins. The improvement in profitability enabled management to revise its business plan for future 5 years. The revised business plan proved recoverability of the deferred tax asset recognized in full amount as at 31 December 2004.

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

On September 20, 2004, the Chinese Ministry of Finance and State Administration of Taxation issued an income tax regulation which allows companies in northeast China to shorten the depreciation and amortization periods of property, plant and equipment and intangible assets on tax basis effective July 1, 2004. Therefore, at December 31, 2004, deferred tax liabilities of Rmb 119,622 is recognized on the temporary difference arising from accelerated depreciation and amortization.

23       SHARE CAPITAL

                                                        AT DECEMBER 31,
                                                    ----------------------------

                                                           2003            2004
                                                    ------------   -------------
                                                            RMB              RMB

Registered, issued and fully paid:

2,396,300,000 state-owned shares of RMB 1.00 each     2,396,300        2,396,300
200,000,000 A shares of RMB 1.00 each                   200,000          200,000
964,778,000 H shares and ADSs of RMB 1.00 each          964,778          964,778
                                                    ------------   -------------
                                                      3,561,078        3,561,078
                                                    ============   =============

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

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


24       RESERVES

                                                            STATUTORY    STATUTORY DISCRETIONARY
                                  CAPITAL   REVALUATION      COMMON       COMMON      COMMON
                                  RESERVE     RESERVE      RESERVE FUND WELFARE FUND RESERVE FUND    TOTAL
                                 ----------   ----------    ----------   ----------   ----------   ----------
                                   RMB            RMB           RMB           RMB        RMB          RMB
                                                             (Note (a))    (Note (b)) (Note (c))

Balance at January 1, 2002       1,391,114       11,347       159,777      140,997      400,291    2,103,526
Transfer to accumulated
  loss on realization of
  revaluation reserve                 --         (2,100)         --           --           --         (2,100)
Transfer from accumulated
  loss to reserves (Note (d))         --           --             378         --           --            378
                                ----------   ----------    ----------   ----------   ----------   ----------
Balance at December 31, 2002     1,391,114        9,247       160,155      140,997      400,291    2,101,804
Transfer to accumulated loss
  on realization of
  revaluation reserve                 --           (973)         --           --           --           (973)
                                ----------   ----------    ----------   ----------   ----------   ----------
Balance at December 31, 2003     1,391,114        8,274       160,155      140,997      400,291    2,100,831
Transfer to accumulated loss
  on realization of
  revaluation reserve                 --           (973)         --           --           --           (973)
                                ----------   ----------    ----------   ----------   ----------   ----------
Balance at December 31, 2004     1,391,114        7,301       160,155      140,997      400,291    2,099,858
                                ==========   ==========    ==========   ==========   ==========   ==========

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

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

Since the Company had an accumulated loss for the years ended December 31, 2002, 2003 and 2004, no appropriation to the statutory common reserve fund was made in these three years.

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

Since the Company had an accumulated loss for the years ended December 31, 2002, 2003 and 2004, no appropriation to the statutory common welfare fund was made in these three years.

(c) Transfer to the discretionary common reserve fund is subject to approval by the shareholders at general meeting. Its usage is similar to that of the statutory common reserve fund.

No transfer to the discretionary common reserve fund has been proposed by the Board of Directors for the years ended December 31, 2002, 2003 and 2004.

(d) In 2002, the Company's subsidiaries, Jilin City Songmei Acetic Co., Ltd., a Sino-foreign co-operative joint venture, made an appropriation to the statutory common reserve fund of which RMB 378 was attributable to the Group. No such appropriation by the subsidiary was made in 2003 and 2004.

(e) The Company's distributable reserve at December 31, 2004 under the PRC accounting regulations is nil (2003 and 2002: nil).

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


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

Details of net assets acquired and goodwill are as follows:
                                                                           RMB

Cash and cash equivalents                                                7,914
Property, plant and equipment                                          816,638
Intangible assets                                                       52,599
Inventories                                                            157,260
Receivables                                                             53,351
Payables                                                              (397,576)
Debt                                                                  (304,471)
                                                                 --------------
Fair value of net assets                                               385,715
                                                                 ==============

Equity interest acquired                                                  35%
                                                                 ==============

Total purchase consideration (which is equal to 35% of the
      fair value of net assets)                                       135,000

Less: Cash and cash equivalents of Jilian acquired                     (7,914)
      Cash outflow on acquisition during 2002                         (73,086)
                                                                 --------------
Cash outflow on acquisition during 2003                                54,000
                                                                 ==============

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

(i) Credit risk

     The carrying amounts of receivables included in the consolidated balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. No other financial assets carry a significant exposure to credit risk. Cash is placed with state-owned banks and financial institutions.

(ii) Foreign exchange risk

     The Group operates in the PRC and transactions are primarily denominated in Renminbi, the national currency. The Group is exposed to foreign exchange risk arising from various currency exposures with respect to debt denominated in foreign currencies (Note 21).

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


26       FINANCIAL INSTRUMENTS (CONTINUED)

(iii) Interest rate risk

     The Group has no significant interest-bearing assets, as such its income and operating cash flows are substantially independent of changes in market interest rates. The Group sometimes borrows at variable rates and these represent the Group's maximum exposure to interest rate risk in relation to its financial liabilities.

(iv)     Liquidity risk

     The Group depends upon cash flows from operations, loans from banks and related parties, and equity financing to satisfy its liquidity and capital needs. Management reviews the Group's working capital and liquidity position on a regular basis to ensure it has sufficient resources to meet its working capital needs and to continue its operations for the foreseeable future. In addition, management also aims at maintaining flexibility in funding by keeping committed credit lines available. The Company expects to receive continuing support from CNPC for its working capital requirements in the foreseeable future. In this regard, CP Finance, a subsidiary of CNPC, has agreed to extend the period of debt facilities, totaling Rmb 8 billion, available to the Company to December 31, 2005 (Note 21 (a)).

(B)  FAIR VALUES

The carrying amounts of the following financial assets and financial liabilities, net of impairment provisions, approximate their fair values: cash, trade receivables and payables, other receivables and payables and short-term debt. The fair value of long-term debt is disclosed in Note 21.

27       CAPITAL COMMITMENTS

                                                    AT DECEMBER 31,
                                                 --------------------------

                                                    2003              2004
                                                 ---------    -------------
                                                     RMB               RMB

Contracted but not provided for in
   respect of plant and equipment                    8,680        153,564
                                                 =========    =============

28       MAJOR CUSTOMERS

The Group's major customers are as follows:

                                                          YEAR ENDED DECEMBER 31,
                                 ---------------------------------------------------------------------------

                                         2002                       2003                      2004
                                 ----------------------    -----------------------   -----------------------

                                                  % TO                       % TO                      % TO
                                                 TOTAL                      TOTAL                     TOTAL
                                   REVENUE     REVENUE        REVENUE     REVENUE        REVENUE    REVENUE
                                 ----------    --------    -----------   ---------   -----------   ---------
                                       RMB           %            RMB           %            RMB          %

PetroChina Group Companies       6,931,492          53     12,354,945          60     22,261,103         70
JCGC Group Companies               658,700           5        908,009           4      1,417,140          4
                                 ----------    --------    -----------   ---------   -----------   ---------
                                 7,590,192          58     13,262,954          64     23,678,243         74
                                 ==========    ========    ===========   =========   ===========   =========

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


29      RELATED PARTY TRANSACTIONS

The Company is a subsidiary of PetroChina, which is part of a larger group of companies under CNPC. The Group has extensive transactions with members of the CNPC group. In addition to the related party information shown elsewhere in the financial statements, the following is a summary of the significant transactions entered into in the normal course of business between the Group and entities controlled by CNPC during the year:

                                                                     YEAR ENDED DECEMBER 31,
                                                        ---------------------------------------------------

                                                 NOTES             2002              2003            2004
                                                        ----------------    --------------   --------------
                                                                    RMB               RMB             RMB

PETROCHINA GROUP COMPANIES

Purchase of crude oil                             (a)         5,883,507         8,067,989      11,789,022
Purchase of materials                             (a)           694,206         1,266,922       7,447,892
Sale of gasoline                                  (b)         1,759,816         2,656,296       2,917,651
Sale of diesel oil                                (b)         2,981,184         5,615,331       7,794,524
Sale of petrochemical goods                       (b)         2,190,492         4,083,318      11,548,928
Operating lease rentals on property, plant and
equipment                                         (c)                 -             2,463          27,733
Property safety and insurance fund                (d)            35,985            35,278          32,958

JCGC GROUP COMPANIES

Sale of goods                                     (e)           658,700           908,009       1,417,140
Sub-contracting services                          (f)            23,880            16,694          19,665
Construction of property, plant and equipment     (g)           165,560            65,653          76,342
Purchase of raw materials and spare parts         (h)           269,780           290,002         148,587
Purchase of utilities and supporting services     (i)           114,750           228,828         262,961
Purchase of property, plant and equipment         (j)                 -           159,500               -
Operating lease rentals on land and property      (k)             9,453            10,501           7,680

CNPC GROUP COMPANIES

Interest expense                                  (l)           373,665           305,319         212,814
Loans drawn                                       (m)         4,579,050         5,308,460       8,531,610
Purchase of raw materials and spare parts         (n)            30,641            66,789          52,830


(a) Represents purchase of crude oil, naphtha, benzene, etc. on normal commercial terms at market prices.

(b) Represents sale of diesel oil, gasoline, ethylene, etc. on normal commercial terms at market prices.

(c) Represents rentals for operating lease on property, plant and equipment at market prices.

(d) The Group participates in the property safety and insurance fund plan established and organized by PetroChina under which it is required to make annual contribution to the plan at 0.4% of the average cost of fixed assets and inventory. The fund is mainly used to compensate for the accidental property loss.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


 29      RELATED PARTY TRANSACTIONS (CONTINUED)

(e) Represents sale of refinery products, chemical products, etc. on normal commercial terms at market prices.

(f) Represents processing services for semi-finished products on normal commercial terms at market prices.

(g) Represents construction fee of property, plant and equipment of the Group at regulated prices, market prices or cost as provided in the service agreement between the Group and JCGC Group Companies.

(h) Represents purchase of spare parts, low value consumables etc. on normal commercial terms at market prices.

(i) Purchase of utilities and supporting services are based on state regulated prices, market prices or cost as provided in the service agreement between the Group and JCGC Group Companies.

(j) In December 2003, the Company purchased certain property, plant and equipment from JCGC for a consideration of Rmb 159,500 based on a revaluation conducted by a professional valuer. The consideration was settled by offsetting against the Company's accounts receivable due from JCGC of Rmb 159,500.

(k) Represents rentals for operating lease on land at market prices.

(l) Represents interest expense for debt from CP Finance.

(m) Represents debt from CP Finance drawn during the year.

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

The other products and services segment includes sales of raw materials purchased from third parties to related parties at cost to receive favorable discounts and provision of utilities, maintenance and other related services.

The accounting policies of the operating segments are the same as those described in Note 2 - "Summary of principal accounting policies".

Inter-segment sales are conducted principally at market price.

Operating segment information for the years ended December 31, 2002, 2003 and 2004 is presented below.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)


30     SEGMENT INFORMATION (CONTINUED)

(a) Primary reporting format - business segments (continued)



                                                   PETROCHEMICAL     CHEMICAL
                                                    AND ORGANIC     FERTILIZERS     SYNTHETIC
                                      PETROLEUM      CHEMICAL      AND INORGANIC     RUBBER   OTHER PRODUCTS
 YEAR ENDED DECEMBER 31, 2002         PRODUCTS       PRODUCTS         CHEMICALS     PRODUCTS   AND SERVICES      TOTAL
--------------------------------    ------------   -------------   -------------  -----------  -------------  -----------
                                       RMB             RMB              RMB            RMB         RMB            RMB
PROFIT AND LOSS
Sales (including inter-segment)       7,971,951      6,180,161        123,325        782,559     1,559,678     16,617,674
Less: Inter-segment sales            (2,805,763)      (430,086)          --             --        (243,438)    (3,479,287)
                                    -----------    -----------    -----------    -----------   -----------    -----------
Total sales to external customers     5,166,188      5,750,075        123,325        782,559     1,316,240     13,138,387
                                    ===========    ===========    ===========    ===========   ===========    ===========

Segment results                        (210,741)      (156,705)      (153,268)       119,724      (105,046)      (506,036)
Finance costs - net                                                                                              (514,056)
Share of loss of jointly
  controlled  entities                     --           (7,671)          --             --            --           (7,671)
Share of income of an
  associated company                       --             --             --             --             125            125
                                                                                                              -----------
Loss before income taxes                                                                                       (1,027,638)
Income taxes                                                                                                       (1,116)
Minority interests                                                                                                  5,655
                                                                                                              -----------
Net loss                                                                                                       (1,023,099)
                                                                                                              ===========

Shut down of manufacturing
  assets                                160,617         43,241         51,972           --          27,588        283,418
Writedown of carrying value
  of property, plant and
  equipment                              60,749        203,651         26,412          5,797        27,235        323,844
Depreciation and amortization           438,367        481,247         16,853         55,867       116,188      1,108,522
Impairment charge of current
  assets (receivables
  and inventories)                                                                                                191,469
ASSETS AND LIABILITIES
Segment assets                        2,652,543      8,160,438      1,057,622        616,960     1,114,611     13,602,174
Interests in jointly
  controlled entities                      --           44,058           --             --            --           44,058
Investment in an associated
  company                                  --             --             --             --          18,909         18,909
                                                                                                              -----------
Total assets                          2,652,543      8,204,496      1,057,622        616,960     1,133,520     13,665,141
                                                                                                              ===========

Segment liabilities                     303,790      1,445,169        274,780         57,613       104,896      2,186,248
Debt                                                                                                            9,363,490
                                                                                                              -----------
Total liabilities                                                                                              11,549,738
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

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)

30     SEGMENT INFORMATION (CONTINUED)

(a) Primary reporting format - business segments (continued)




                                                   PETROCHEMICAL     CHEMICAL
                                                    AND ORGANIC     FERTILIZERS     SYNTHETIC
                                      PETROLEUM      CHEMICAL      AND INORGANIC     RUBBER   OTHER PRODUCTS
 YEAR ENDED DECEMBER 31, 2002         PRODUCTS       PRODUCTS         CHEMICALS     PRODUCTS   AND SERVICES      TOTAL
--------------------------------    ------------   -------------   -------------  -----------  -------------  -----------
                                       RMB             RMB              RMB            RMB         RMB            RMB



PROFIT AND LOSS
Sales (including inter-segment)      12,906,594      8,595,891        164,861      1,133,031     2,560,499     25,360,876
Less: Inter-segment sales            (3,586,528)      (812,800)          --             --        (308,739)    (4,708,067)
                                    -----------    -----------    -----------    -----------   -----------    -----------
Total sales to external customers     9,320,066      7,783,091        164,861      1,133,031     2,251,760     20,652,809
                                    ===========    ===========    ===========    ===========   ===========    ===========

Segment results                          37,344        721,791       (121,754)       356,048       (98,111)       895,318
Finance costs - net                                                                                              (464,858)
Share of profit of a jointly
  controlled entity                        --            9,664           --             --            --            9,664
Share of loss of an associated
  company                                  --             --             --             --         (14,001)       (14,001)
                                                                                                              -----------
Profit before taxation                                                                                            426,123
Taxation                                                                                                             (270)
Minority interests                                                                                                  1,756
                                                                                                              -----------
Net profit                                                                                                        427,609
                                                                                                              ===========

Depreciation and amortization           494,535        362,532          9,671         40,855       124,414      1,032,007
Impairment charge of current
  assets (receivables
  and inventories)                                                                                                113,569
ASSETS AND LIABILITIES
Segment assets                        2,503,467      7,700,372        848,240        755,820       799,060     12,606,959
Interests in jointly
  controlled entities                      --           53,722           --             --            --           53,722
Investment in an associated
  company                                  --             --             --             --           4,908          4,908
                                                                                                              -----------
Total assets                          2,503,467      7,754,094        848,240        755,820       803,968     12,665,589
                                                                                                              ===========

Segment liabilities                     501,931      2,387,753        454,000         95,190       175,462      3,614,336
Debt                                                                                                            6,509,897
                                                                                                              -----------
Total liabilities                                                                                              10,124,233
                                                                                                              ===========

Segment capital expenditure
  on property, plant and
  equipment and on intangible
  assets                                 35,042        179,145        179,071         75,241        18,355        486,854

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



30     SEGMENT INFORMATION (CONTINUED)

(a) Primary reporting format - business segments (continued)



                                                   PETROCHEMICAL     CHEMICAL
                                                    AND ORGANIC     FERTILIZERS     SYNTHETIC
                                      PETROLEUM      CHEMICAL      AND INORGANIC     RUBBER   OTHER PRODUCTS
 YEAR ENDED DECEMBER 31, 2002         PRODUCTS       PRODUCTS         CHEMICALS     PRODUCTS   AND SERVICES      TOTAL
--------------------------------    ------------   -------------   -------------  -----------  -------------  -----------
                                       RMB             RMB              RMB            RMB         RMB            RMB


PROFIT AND LOSS
Sales (including inter-segment)        18,079,875     13,550,409        664,246      1,793,689     3,666,195     37,754,414
Less: Inter-segment sales              (4,702,040)      (782,150)          --             --        (412,801)    (5,896,991)
                                      -----------    -----------    -----------    -----------   -----------    -----------
Total sales to external customers      13,377,835     12,768,259        664,246      1,793,689     3,253,394     31,857,423
                                      ===========    ===========    ===========    ===========   ===========    ===========

Segment results                          (475,328)     2,939,339        (80,353)       317,016      (107,646)     2,593,028
Finance costs - net                                                                                                (276,970)
Share of profit of a jointly
  controlled entity                          --           36,113           --             --            --           36,113
Share of profit of an
  associated company                         --             --             --             --           4,397          4,397
                                                                                                                -----------
Profit before taxation                                                                                           2,356,568
Taxation                                                                                                           171,418
Minority interests                                                                                                  16,524
                                                                                                                -----------
Net profit                                                                                                       2,544,510
                                                                                                                ===========

Depreciation and amortisation             549,867        377,907         29,290         58,087       132,127      1,147,278
Impairment of property, plant
  and equipment                              --             --            4,680           --           2,540          7,220
Impairment of intangible assets              --            6,698           --             --            --            6,698
Impairment of current assets
   (receivables and inventories)                                                                                     89,966
ASSETS AND LIABILITIES
Segment assets                          1,844,441      9,175,528        561,825        991,418       638,643     13,211,855
Interests in a jointly
  controlled entity                          --           89,835           --             --            --           89,835
Investment in an associated company          --             --             --             --           9,305          9,305
Deferred income tax assets                                                                                          283,202
                                                                                                                -----------
Total assets                                                                                                     13,594,197
                                                                                                                ===========

Segment current liabilities               594,431      3,054,582        552,913        130,489       210,350      4,542,765
Borrowings                                                                                                        3,982,090
                                                                                                                -----------
Total liabilities                                                                                                 8,524,855
                                                                                                                ===========

Segment capital expenditure
  on property, plant and
  equipment and on intangible
  assets                                  263,201        189,023         11,462         65,136        13,219        542,041

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

Effect on net profit/(loss) of significant differences between IFRS and US GAAP is as follows:

                                                                         YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------------------
                                                           2002             2003            2004           2004
                                                       -------------     ------------    ------------    ---------
                                                            RMB              RMB             RMB            US$
                                                      -------------     ------------    ------------    ----------

 Net (loss)/profit under IFRS                           (1,023,099)        427,609       2,544,510       307,438

 US GAAP adjustments:
 - Depreciation charge on fixed asset
     revaluation surplus on Restructuring and at
     February 28, 1995                               (a)     3,593          11,223          11,223         1,356
 - Reduction in loss on write-off of fixed
     assets                                          (a)     2,526             --             --             -
 - (Impairment of fixed assets) / reversal of
     write-down in carrying amount (net of
     minority interests) of fixed assets             (a)   322,240         (42,700)           --             -
 - Depreciation charge on write-down in carrying
     amount (net of minority interests) of fixed
     assets, net of impairment                       (a)       --          (27,954)        (25,445)       (3,074)
 - Difference in loss on write-off of fixed
     assets due to write-down in carrying amount
     of fixed assets                                 (a)       --              --          (25,094)       (3,032)
 - Depreciation charge on foreign currency
     translation difference on interest
     components capitalized in fixed assets          (b)     1,531           1,531           1,531           185
 - Depreciation charge on fixed asset
     revaluation surplus of a jointly controlled
     entity                                          (c)     7,630             --              --             -
 - Tax adjustment                                    (d)         -             --          (20,317)       (2,455)
                                                        -------------     ------------  ------------    ----------
 Net (loss)/profit under US GAAP                          (685,579)        369,709       2,486,408       300,418
                                                       =============     ============    ============    =========
Basic and diluted net (loss)/profit per share
     under US GAAP                                        Rmb(0.19)       Rmb 0.10        Rmb 0.70        USD 0.08
                                                       =============     ============    ============    =========


                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



31       SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (CONTINUED)

Effect on shareholders' equity of significant differences between IFRS and US GAAP is as follows:

                                                                                  AT DECEMBER 31,
                                                                    ---------------------------------------------

                                                                            2003            2004            2004
                                                                    -------------    ------------    ------------
                                                                             RMB            RMB              US$

Shareholders' equity under IFRS                                       2,510,556        5,055,066         610,773

US GAAP adjustments:
- Fixed asset revaluation on Restructuring and at February
     28, 1995                                                    (a)   (744,007)        (744,007)        (89,894)
- Depreciation charge on fixed assets due to revaluation on
     Restructuring and at February 28, 1995                      (a)    665,461          676,684          81,760
- Reduction in loss on write-off of fixed assets                 (a)     11,532           11,532           1,393
- Reversal of writedown in carrying amount (net of minority
     interests) of fixed assets, net of impairment of fixed (a)
     assets                                                             279,540          254,446          30,743

- Depreciation charge on writedown in carrying amount (net of
     minority interests) of fixed assets, net of impairment      (a)    (27,954)         (53,399)         (6,452)
- Foreign currency translation difference on interest
     components capitalized in fixed assets                      (b)    (30,616)         (30,616)         (3,699)
- Depreciation charge on foreign currency translation
     difference on interest components capitalized in fixed
     assets                                                      (b)     10,717           12,248           1,480
- Gain on transfer of fixed assets to Jilian                     (c)    (65,320)         (65,320)         (7,892)
- Tax adjustment                                                 (d)          -          (20,317)         (2,455)
                                                                    -------------    ------------    ------------
Shareholders' equity under US GAAP                                    2,609,909        5,096,317         615,757
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

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



31       SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (CONTINUED)

Changes in shareholders' equity under US GAAP for each of the year ended December 31, 2003 and 2004 are as follows:

SHAREHOLDERS' EQUITY

                                           YEAR ENDED DECEMBER 31,
                                  --------------------------------------------
                                          2003            2004            2004
                                  -------------  -------------   -------------
                                          RMB            RMB               US$
                                  ------------  -------------   -------------

 Balances at beginning of year       2,240,200       2,609,909         315,339
 Net profit for the year               369,709       2,486,408         300,418
                                  -------------  -------------   -------------
 Balance at end of year              2,609,909       5,096,317         615,757
                                  =============  =============   =============

A summary of the principal differences and additional disclosures applicable to the Group is set out below:

(a) Revaluation of fixed assets

On September 30, 1994, the fixed assets transferred to the Company by Jilin Chemical Industrial Corporation as part of the Restructuring were appraised, as required by the relevant PRC regulations, by a firm of independent valuers registered in the PRC. The revaluation of the fixed assets transferred resulted in Rmb 714,974 in excess of the prior carrying value and was recorded in share capital and capital reserve and not as a revaluation reserve. The depreciation charge on the revaluation surplus for the year ended December 31, 2004 was Rmb 9,771 (2003: Rmb 9,771; 2002: Rmb 2,141), including the depreciation charge of Rmb 7,630 on the revaluation surplus of Jilian (previously a jointly controlled entity of the Company) reclassified since 2003 as a result of the Company's acquisition of the remaining 35% equity interest in Jilian in December 2002. For purposes of reconciling to the US GAAP financial data, the effect of the revaluation and the related depreciation charge is reversed.

On February 28, 1995, the Group's fixed assets were further revalued by a firm of independent valuers registered in Hong Kong to satisfy the Hong Kong Stock Exchange listing requirements. This revaluation, which resulted in an additional revaluation surplus of Rmb 29,033, was not recognized by the PRC authorities and was therefore not recorded in the statutory accounting books. The depreciation charge on the revaluation surplus for the year ended December 31, 2004 was Rmb 1,452 (2003: Rmb 1,452; 2002: Rmb 1,452). For purposes of reconciling to the US GAAP financial data, the revaluation surplus, the related depreciation charge are reversed.

In prior years, certain fixed assets with a net book value of Rmb 11,532 related to revaluation surplus recorded in share capital and capital reserve were written off as a charge to the income statement in connection with the shut down of manufacturing assets. For purposes of reconciling to the US GAAP financial data, the effect of the revaluation relating to the write-off of fixed assets is reversed.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



31       SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (CONTINUED)

(a) Revaluation of fixed assets(continued)

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

In 2004, certain fixed assets of which the carrying amount under IFRS is lower than that under US GAAP by Rmb 25,094 due to the above write-down adjustment of Rmb 322,240 at December 31, 2002 were written off. For purposes of reconciling to the US GAAP financial data, the additional loss on fixed assets write-down, amounting to Rmb 25,094 is charged to the income statement.

The net impact of the above write-down adjustment of Rmb 254,446 (2003: Rmb 279,540) is reversed as at December 31, 2004. The related depreciation of above write-down adjustment in 2004 of Rmb 25,445 (2003: Rmb 27,954; 2002: nil) is charged to the income statement.

(b) Foreign exchange losses

Under US GAAP, foreign exchange losses are expensed in the period in which they occur.

Under IFRS, the Group capitalized foreign currency translation difference relating to borrowings to the extent that these are adjustments to the interest costs of funds used to finance the construction of fixed assets during the period of construction. For purposes of reconciling to the US GAAP financial data, the effect of the capitalized foreign currency translation difference and the related depreciation charge is reversed.

(c) Fixed assets transferred to Jilian

During the period ended December 31, 1994, certain fixed assets of the Company were appraised and transferred to Jilian, which was 65% owned and jointly controlled by the Company prior to December 2002 when the Company acquired the 35% minority interest. At the time of the 1994 transfer, the Company retained 65% of revaluation surplus arising from the appraisal of these assets which amounted to Rmb 121,309 within the revaluation reserve and recognized a gain of Rmb 65,320, representing 35% of revaluation surplus, from the transfer to the other joint venture partner of a 35% interest in the fixed assets. The depreciation charge on the revaluation surplus related to these assets for the year ended December 31, 2004 was Rmb 7,630 (2003: Rmb 7,630; 2002: Rmb 7,630).
For purposes of reconciling to the US GAAP financial data, the effect of the revaluation, the related depreciation charge and the gain on the transfer is reversed. In addition, as the Company acquired the remaining 35% equity interest in Jilian in December 2002, Jilian has become a branch of the Company. Therefore, since 2003, the reversed depreciation charge on the revaluation surplus for Jilian's fixed assets has been included in the Company's depreciation charge on fixed assets due to revaluation on Restructuring and at February 28, 1995 for the reconciliation to US GAAP.

                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



31       SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP (CONTINUED)

(d) Tax adjustment

Adjustment to reflect deferred tax effect of U.S. GAAP reconciliation items (a) through (c) above. In prior years, a full valuation allowance was established under U.S. GAAP to reduce net deferred tax assets to zero. In current year, no valuation allowance is needed as it is more likely than not that such deferred tax assets would be realized.

(e) Additional US GAAP information - recent accounting pronouncements

On November 24, 2004, the FASB issued Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (FAS 151). FAS 151 requires that abnormal amounts of idle capacity and spoilage costs be excluded from the cost of inventory and expensed when incurred. The provisions of FAS 151 are applicable to inventory costs incurred during fiscal years beginning after June 15, 2005.

On December 15, 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (FAS 153). FAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. FAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

The Group does not expect the adoption of above accounting pronouncements will have a material impact on its financial position or results of operations.

32       PRINCIPAL SUBSIDIARIES

    Company name              Paid-up                            Attributable
                                                                 equity
                              capital      Type of legal          interest
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
   Pressure Vessel                         company                                  and consultation of
   Inspection Co., Ltd.                                                             pressure vessels



                    JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED

           NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                 (AMOUNTS IN THOUSANDS UNLESS OTHERWISE STATED)



32       PRINCIPAL SUBSIDIARIES (CONTINUED)

Except for Jinxiang, which was established by Jianxiu and Jilin Lianli Industrial Co., Ltd. ("Lianli"), an associated company of the Company, on March 6, 2003, there were no changes in the interests held in other subsidiaries in 2003 and 2004.

33       ULTIMATE HOLDING COMPANY

The directors regard CNPC, a state-owned enterprise established in the PRC, as being the ultimate holding company.

34       APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors on May 18, 2005 and will be submitted to the shareholders for approval at the annual general meeting to be held May 20, 2005.

ITEM 19.      EXHIBITS


12.1     Certification of Chairman Required by Rule 13a-14(a)

12.2     Certification of Deputy Chief Financial Officer Required by
         Rule 13a-14(a)

13.1 Certification of Chairman Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

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

                                 JILIN CHEMICAL INDUSTRIAL COMPANY LIMITED



                                 By:       /S/ YU LI
                                          ------------------
                                 Name:    Yu Li
                                 Title:   Chairman


Dated:  May 19, 2005

                                INDEX TO EXHIBITS


12.1     Certification of Chairman Required by Rule 13a-14(a)

12.2     Certification of Deputy Chief Financial Officer Required by
         Rule 13a-14(a)

13.1 Certification of Chairman Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2     Certification of Deputy Chief Financial Officer Required by
         Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code